                                                Filed Pursuant to Rule 424(B)(1)
                                                              File No. 333-95621

                                   46,275,000

                                     [LOGO]

                           Subordinate Voting Shares
                            ------------------------

    This is an initial public offering of Subordinate Voting Shares of 360NETWORKS INC.

    We are offering 44,625,000 of our Subordinate Voting Shares to be sold in the offering. The selling shareholder identified in this prospectus is offering up to an additional 1,650,000 Subordinate Voting Shares. We will not receive any of the proceeds from the sale of the shares being sold by the selling shareholder.

    Prior to this offering, there has been no public market for the Subordinate Voting Shares. Our Subordinate Voting Shares have been approved for listing on the Nasdaq National Market, subject to official notice of issuance, under the symbol "TSIX". The Toronto Stock Exchange has conditionally approved the listing of the Subordinate Voting Shares under the symbol "TSX".

    SEE "RISK FACTORS" ON PAGE 11 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING OUR SUBORDINATE VOTING SHARES.
                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                                                              Per Share         Total
                                                              ----------   ---------------
Initial public offering price...............................    $14.00     $   647,850,000
Underwriting discount.......................................    $ 0.77     $    35,631,750
Proceeds, before expenses, to 360NETWORKS INC...............    $13.23     $   590,388,750
Proceeds, before expenses, to selling shareholder...........    $13.23     $    21,829,500

    To the extent that the underwriters sell more than 46,275,000 Subordinate Voting Shares, the underwriters have the option to purchase up to an additional 6,941,250 Subordinate Voting Shares from us, solely to cover over-allotments, at the initial public offering price less the underwriting discount.
                            ------------------------

    The underwriters expect to deliver the Subordinate Voting Shares against payment in New York, New York on April 26, 2000.

                          JOINT BOOK-RUNNING MANAGERS

GOLDMAN, SACHS & CO.                                DONALDSON, LUFKIN & JENRETTE
                                ----------------

CREDIT SUISSE FIRST BOSTON                                         TD SECURITIES

               BEAR, STEARNS & CO. INC.

                              BMO NESBITT BURNS

                                         MORGAN STANLEY DEAN WITTER

CHASE H&Q  RBC DOMINION SECURITIES CORPORATION  WARBURG DILLON READ LLC
                             ---------------------

                        Prospectus dated April 19, 2000.

              [Brief description of our network, services and strategy]







                               [Map of our network]

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY. WORLDWIDE FIBER INC. RECENTLY HAS BEEN RENAMED 360NETWORKS INC. TO REFLECT OUR GLOBAL FOCUS AND EVOLUTION FROM CONSTRUCTING NETWORKS TO OFFERING A RANGE OF NETWORK AND VALUE-ADDED SERVICES. REFERENCES IN THIS PROSPECTUS TO "360NETWORKS," "WE," "OUR" AND "US" REFER TO 360NETWORKS INC. (AND ITS PREDECESSOR) AND ALL OF ITS SUBSIDIARIES AS A COMBINED ENTITY, EXCEPT WHERE IT IS CLEAR THAT THOSE TERMS MEAN ONLY THE PARENT COMPANY. INDUSTRY AND MARKET DATA IN THIS PROSPECTUS ARE BASED ON OR DERIVED FROM SOURCES THAT WE BELIEVE ARE RELIABLE. THERE CAN BE NO ASSURANCE, HOWEVER, AS TO THE ACCURACY OF THE INDUSTRY OR MARKET DATA.

                                  THE COMPANY

    We are a leading independent, facilities-based provider of fiber optic communications network products and services. By the end of 2001, we expect our network to consist of approximately 56,300 route miles:

    - 24,100 route miles in North America (of which more than 12,200 route miles have been developed to date);

    - 10,600 route miles in Europe (of which more than 4,900 route miles have been developed to date);

    - a 7,600 route mile fully protected undersea cable between North America and Europe; and

    - a 14,000 route mile fully protected undersea cable between South America and North America.

    We intend to expand our network to provide connectivity on a global basis. Our network's design uses state-of-the-art optical technologies that we believe greatly reduce complexity and cost while allowing us to offer increased reliability and a wide range of products and services. We recently agreed, subject to execution of definitive agreements, to acquire colocation facilities or site rights in ten cities in North America comprising approximately
2.9 million square feet.

    We offer network services to meet our customers' demands and enable Internet services and intend to develop products and services that capitalize on the convergence of telecommunications and high-bandwidth applications and services.

    We believe that there is growing demand for fiber optic capacity and related network elements to transmit and service high-bandwidth data, voice and video. This growing demand is being accelerated by new applications and services and by improvements in "last mile" technology such as digital subscriber line and cable modems. In this changing market environment, we believe that we are in a favorable competitive position to satisfy this demand relative to other service providers due to our low-cost, seamless technologies and consistent network architecture. We have achieved a low-cost position by:

    - leveraging our construction skills;

    - co-developing and swapping along some corridors of our network;

    - using equity as payment for important elements such as bulk rights-of-way; and

    - using optical design and technologies that eliminate layers of equipment traditionally required to support legacy systems.

    Our current and targeted customers include new and incumbent telecommunications service providers, Internet service providers, application service providers, storage service providers and large organizations with enterprise network needs. We believe that these customers have a limited choice of independent service providers capable of offering high-capacity, reliable, secure and cost-effective services, including enabling Internet services, between major population centers in North America, Europe and South America. As a result, we believe that our targeted customers will buy services from us rather than purchase them from another source or build these service capabilities themselves. To meet our customers' requirements, we offer a wide range of services on a scalable basis, including:

    - network services--optical channels, private line transmission, packet-based data services such as Internet protocol transport and Asynchronous Transfer Mode, and virtual voice trunking; and

    - network infrastructure--dark fiber and conduit for sale, grant of indefeasible right of use or lease and construction services supporting the development of our network.

    Through the colocation facilities that we have agreed to acquire and additional colocation facilities that we intend to acquire, we intend to provide additional network services such as Internet data centers, applications hosting, electronic commerce support and web hosting. We also intend to expand our business to include additional network services such as video transport, independent Internet access for transport and peering and management services to allow carriers to migrate from circuit-switched technologies to packet-based technologies.

    We expect to enable our customers to establish and maintain a strong competitive position in providing services to their end users. We believe that our independence, product design, seamless technology, consistent network architecture, simple billing systems and end-to-end international connectivity will enable us to gain a strong market position.

BUSINESS STRATEGY

    To exploit the growing demand for bandwidth and enhanced network services, our strategy is to:

    - provide high-bandwidth connectivity between, and colocation facilities in, major global population centers;

    - develop and operate a technologically advanced, high-capacity, low-cost network;

    - extend the reach of our network through development, swaps and acquisitions of fiber and capacity;

    - expand our marketing capabilities;

    - increase, in collaboration with our customers, the number of products and services that we offer, including managed bandwidth and Internet enabling products and services;

    - capitalize on management experience and relationships; and

    - pursue additional strategic alliances in network services and technology.

THE NETWORK

    Our 56,300 route mile network is scheduled to be completed by the end of 2001. We plan to further develop and expand our network footprint in response to customer demand. Our network consists of fiber optic assets and capacity that we have installed or acquired from other developers and carriers through swaps, purchases, leases, indefeasible rights of use or other contractual rights along diverse rights-of-way.

    - NORTH AMERICA. In North America, our network is expected to cover approximately 24,100 route miles, of which more than 12,200 route miles have been developed to date, encompassing both long-haul and intra-city route miles and providing connectivity among approximately 50 major population centers.

    - EUROPE. In Europe, our network is expected to cover approximately 10,600 long-haul route miles (assuming, with respect to 1,300 route miles, the exercise of an option that we have), of which more than 4,900 route miles have been developed to date, providing connectivity among approximately 35 major population centers.

    - 360ATLANTIC UNDERSEA CABLE. Our 7,600 route mile undersea cable between North America and Europe will have the capacity to be a 1.92 terabits per second self-healing ring that will connect landing sites in Boston, Halifax, Dublin and Liverpool and to major gateway cities in Europe and North America, including London and New York.

    - 360AMERICAS UNDERSEA CABLE. Our planned 14,000 route mile undersea cable between South America and North America will have the capacity to be a
      1.28 terabits per second self-healing ring that will be able to offer city-to-city connectivity between six major population centers in Brazil, Venezuela, Bermuda and the United States.

    - FUTURE EXPANSION. We intend to expand our planned network to more population centers through the addition of intercity and city ring capacity in North America, Europe and South America. We are also reviewing opportunities to expand the geographic reach of our network, including transpacific connectivity to Asia. In addition, we intend to extend our network to Buenos Aires through undersea and/or terrestrial routes.

RECENT NETWORK EXPANSION

    EUROPE

    - KPNQWEST. We recently signed an agreement with KPNQwest to acquire indefeasible rights of use of fiber on its Southern European network, which is expected to be complete in the fourth quarter of 2001.

    - TELIA. We are swapping fiber on part of our North American network for fiber on significant parts of Telia's European network, which is expected to be complete in the fourth quarter of 2000.

    - TELEWEST. We have executed an agreement to develop with Telewest a multi-conduit network from London to Liverpool along diverse routes that pass through seven major population centers in England. We expect this network to be complete by the fourth quarter of 2000.

    - CARRIER1. We have an agreement with Carrier1 that provides us with wholesale capacity from London to 18 major European population centers. We also have options from Carrier1 to acquire dark fiber strands in Germany and/or wavelengths in France.

    SOUTH AMERICA

    - GLOBENET. In March 2000, we announced a definitive agreement to acquire GlobeNet Communications Group Limited, a Bermuda company, for Subordinate Voting Shares. GlobeNet is developing the 14,000 route mile undersea cable Atlantica-1, which we now call 360AMERICAS, between South America and North America.

    COLOCATION FACILITIES

    We have agreed, subject to execution of definitive agreements, to acquire colocation facilities or site rights in ten North American cities. The initial purchase price for these acquisitions is $176.5 million, of which $26.3 million is payable in our Subordinate Voting Shares valued at the inital public offering price.

RECENT SIGNIFICANT BANDWIDTH TRANSACTIONS

    - KPNQWEST. We recently signed an agreement with KPNQwest to sell capacity on 360ATLANTIC between New York City and London, which we will begin to deliver in March 2001.

    - SHAW COMMUNICATIONS. We recently signed a contract with Shaw Communications Inc., under which Shaw will lease bandwidth on designated segments of our network between Edmonton and Toronto and either purchase dark fiber or acquire indefeasible rights of use on other network segments for $153 million.

    - PSINET. We recently signed contracts with affiliates of PSINet to deliver high-speed bandwidth services on 360ATLANTIC from New York to London and to provide multiple dark fiber strands in eastern Canada and the northeast corridor of the United States. In addition, we have granted to affiliates of PSINet an indefeasible right of use for bandwidth capacity between Vancouver and Chicago.

    - GT GROUP. We recently signed an agreement with GT Group Telecom Services Corp. under which GT Group will lease bandwidth on designated segments of our North American network and either purchase dark fiber or acquire indefeasible rights of use on other network segments for approximately $30 million.

MANAGEMENT, BOARD OF DIRECTORS AND STRATEGIC ADVISORY COMMITTEE

    - APPOINTMENT OF CHIEF EXECUTIVE OFFICER. Mr. Gregory Maffei joined us as Chief Executive Officer in January 2000. He was previously employed by Microsoft Corporation for seven years, most recently as Chief Financial Officer, where he was responsible for Microsoft's worldwide financial, corporate development and strategic investment initiatives.

    - APPOINTMENT OF ADDITIONAL DIRECTORS. The following persons have agreed to join our board of directors upon completion of this offering:

       - Kevin Compton, a general partner of Kleiner Perkins Caufield & Byers;

       - John Malone, Chairman of Liberty Media Corporation; and

       - John Stanton, Chairman and Chief Executive Officer of Western Wireless Corp. and VoiceStream Wireless Corp.

    - FORMATION OF STRATEGIC ADVISORY COMMITTEE. We recently formed a Strategic Advisory Committee to advise us on network technology directions, help us develop products and services to meet the requirements of our customers and capitalize on the convergence of telecommunications and high-bandwidth applications and services. The following persons have agreed to serve on that committee:

       - Michael Dell, Chairman and Chief Executive Officer of Dell Computer Corporation;

       - Terence Matthews, Chairman and Chief Executive Officer of Newbridge Networks Corporation;

       - Rupert Murdoch, the Chairman and Chief Executive Officer of News Corporation;

       - Dr. Nathan Myhrvold, Chief Technology Officer of Microsoft Corporation;

       - Anthony Naughtin, President and Chief Executive Officer of InterNAP Network Services Corporation; and

       - Denis O'Brien, Jr., Chairman of Esat Telecom Group, plc.

STRATEGIC INVESTMENTS

    We will continue to pursue future investments, acquisitions or strategic alliances in businesses or assets that are related or complementary to our existing business. We have agreed to make a minority equity investment in TeraBeam Corporation, an emerging broadband services provider.

STRATEGIC INVESTORS

    A number of private and strategic investors have purchased or agreed to purchase our equity in private transactions from Ledcor and us. Approximately $510 million of these purchases is subject to consummation of this offering. These investors include, most recently, affiliates of:

       - Comcast Corporation;

       - MSD Capital L.P., the private investment fund for Michael Dell;

       - Liberty Media Corporation;

       - News Corporation; and

       - Shaw Communications Inc.,

each of which has agreed to purchase approximately $84 million of our shares. Other purchasers include affiliates of Oak Investment Partners, Denis O'Brien, Jr., Kleiner Perkins Caufield & Byers, Dr. Nathan Myhrvold, GT Group Telecom, Inc., InterNAP Network Services Corporation, divine interVentures, inc., RLM Holdings LLC and PSINet Inc. See "Relationships and Related Party Transactions--Irrevocable Rights to Buy."

    In addition, certain shareholders of GlobeNet, including Boston Ventures Limited Partnership V, Kelso Investment Associates VI and Providence Equity Partners III, are expected to purchase, in the aggregate, approximately $61.2 million of our shares.

    A prior private investment, aggregating $345 million, was made in September 1999 through the sale of newly issued equity to affiliates of:

       - Donaldson, Lufkin & Jenrette Securities Corporation;

       - Goldman, Sachs & Co.;

       - Providence Equity Partners Inc.; and

       - Tyco International Ltd.

    Ledcor is in discussions to, and may agree to, sell Subordinate Voting Shares to a limited number of additional private and strategic investors in transactions which are expected to close shortly after the closing of this offering. Those investors include certain financial institutions and strategic investors that may buy notes in our concurrent debt offerings. If all of these transactions are completed, Ledcor will sell approximately 23 million Subordinate Voting Shares for total consideration of approximately
$276 million.

    We have entered into a letter of intent, in connection with a colocation and bandwidth cooperation arrangement, to exchange $100 million of our Subordinate Voting Shares at the initial public offering price for $100 million of common shares of a third party. This matter is subject to finalization and execution of definitive documentation.

    Since September 1999, Ledcor has sold or has agreed to sell to our strategic and private investors an aggregate of approximately 58.3 million Subordinate Voting Shares for cash consideration of approximately $649.3 million. The average price per share paid or agreed to be paid by these strategic and private investors is less than the initial public offering price. Each of these strategic investors has agreed not to dispose of or hedge any of their shares acquired in these private transactions during the period from the date of this prospectus continuing through 12 months after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co., Donaldson, Lufkin & Jenrette Securities Corporation and 360NETWORKS INC. See "Description of Capital Stock and Share Capital Reorganization" and "Shares Eligible for Future Sale."

PRINCIPAL EXECUTIVE OFFICES

    Our principal executive offices are located at 1500-1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X1, and our electronic mail address is info@360networks.com. Our main phone number is (604) 681-1994.

                                  THE OFFERING

Subordinate Voting Shares offered (a):

  By us......................................  44,625,000

  By the selling shareholder.................  1,650,000

Shares to be outstanding following the
  offering (a):

  Subordinate Voting Shares..................  724,300,134

  Multiple Voting Shares.....................  81,840,000

  Total......................................  806,140,134

Concurrent debt offerings....................  Concurrently with this offering, we are offering in transactions under Rule 144A and
                                               Regulation S of the Securities Act by a
                                               separate offering memorandum notes for
                                               aggregate net proceeds of $748 million, such
                                               notes to be denominated in both dollars and
                                               euros.

                                               The closing of this offering is not
                                               conditioned on the closing of either of the
                                               debt offerings, and the closing of each debt
                                               offering is not conditioned on the closing of
                                               the other debt offering or this offering. We
                                               may withdraw or postpone the debt offerings
                                               and still consummate this offering.

Use of proceeds..............................  We intend to use the net proceeds of this offering:

                                               - to further develop and light our network;

                                               - to develop new facilities to enable us to
                                               provide value added network services;

                                               - for investments, acquisitions or strategic
                                               alliances; and

                                               - to fund operating losses, for working
                                               capital and for general corporate purposes.

Proposed listing symbols:

  Nasdaq National Market.....................  TSIX

  The Toronto Stock Exchange.................  TSX

------------------------

(a) Does not include (i) 6,941,250 Subordinate Voting Shares that will be sold by us if the underwriters' overallotment option is exercised in full and
    (ii) 52,501,680 Subordinate Voting Shares reserved for issuance pursuant to our stock option plan.

                                  *    *    *

    Except where otherwise indicated, this prospectus gives effect to a price of $14 per share for our Subordinate Voting Shares and does not give effect to the exercise of the underwriters' over-allotment option.

                             SUMMARY FINANCIAL DATA

    The summary historical financial data for the year ended March 31, 1996, the five months ended August 31, 1996, the year ended August 31, 1997 and the nine months ended May 31, 1998 of our predecessor, the telecommunications division of Ledcor Industries, are derived from the audited financial statements of the predecessor division, which have been audited by Deloitte & Touche LLP, independent auditors.

    Our summary consolidated historical financial data for the period from February 5, 1998 to December 31, 1998 and year ended December 31, 1999 are derived from our audited consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, independent auditors.

    The unaudited pro forma financial data as at and for the year ended
December 31, 1999 are derived from our audited consolidated financial statements for the year ended December 31, 1999 and the audited consolidated financial statements of GlobeNet for the year ended December 31, 1999, audited by PricewaterhouseCoopers LLP, independent auditors, included elsewhere in this prospectus. The unaudited pro forma income statement for the year ended
December 31, 1999 gives effect to the following transactions as if they occurred on January 1, 1999:

    - our acquisition of all outstanding stock of GlobeNet;

    - the interest expense on $787 million of senior notes that we currently intend to issue in the concurrent debt offerings;

    - the interest expense on $500 million of senior notes issued in July 1999; and

    - the amortization of goodwill arising from the acquisition of the minority equity interests in certain of our subsidiaries.

    The unaudited pro forma as adjusted balance sheet data at December 31, 1999 gives effect to the following transactions as if they occurred on December 31, 1999:

    - the issuance of 44,625,000 Subordinate Voting Shares for net proceeds to us of approximately $587 million;

    - our acquisition of all outstanding stock of GlobeNet;

    - the issuance of $787 million of senior notes that we currently intend to issue in the concurrent debt offerings;

    - the acquisition of the minority equity interests in certain of our subsidiaries and the related issuance of Series A Non-Voting Preferred Shares;

    - the conversion or exchange of our redeemable convertible preferred shares into Subordinate Voting Shares and our share capital reorganization;

    - the completion of the $565 million 360ATLANTIC credit facility, of which $175 million has been drawn; and

    - the Canadian telecommunications arrangement.

    Our consolidated financial statements, the divisional financial statements of the predecessor division and the consolidated financial statements of GlobeNet have been prepared in accordance with U.S. GAAP. The results of operations for the predecessor division are not comparable to our results of operations after the telecommunications division of Ledcor was reorganized.

    EBITDA presented in the following table consists of net income (loss) before interest expense, net of interest income, provision for income taxes, depreciation, stock-based compensation, amortization of goodwill and income attributable to minority interest. EBITDA is presented because we believe that it is a useful indicator of our ability to meet debt service and capital expenditure requirements. It is not intended as an alternative measure of operating results or cash flow from operations (as determined in accordance with generally acceptable accounting principles). EBITDA is not necessarily comparable to similarly titled measures for other companies and does not necessarily represent amounts of funds available for management's discretionary use.

    For purposes of calculating the ratio of earnings to fixed charges, earnings consists of earnings (loss) before equity income, provision for income taxes, income attributable to minority interest and fixed charges. Fixed charges consists of interest expensed and capitalized, the portion of rental expense which we believe to be representative of interest (assumed to be one-third of rental expense) and pre-tax earnings required to cover the accretion on the redeemable convertible preferred shares. Pro forma loss for the year ended December 31, 1999 would have been insufficient to cover fixed charges by approximately $152 million.

    Capital expenditures represent actual cash expenditures incurred during the period and do not include acquisitions of assets for non-cash consideration. Route miles represent the number of miles spanned by fiber optic cable owned by us or in respect of which we have acquired capacity pursuant to swaps, leases, indefeasible rights of use or other contractual rights at the end of the period, calculated without including physically overlapping segments of cable.

    The following table presents summary consolidated financial data derived from our consolidated financial statements. You should read the following information along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the related notes included elsewhere in this prospectus.

                             SUMMARY FINANCIAL DATA
                (Dollars in thousands except per share amounts)

                                                                         360NETWORKS INC.
                                                         ------------------------------------------------
                                                         FEBRUARY 5,        YEAR              PRO FORMA
                                                           1998 TO          ENDED            YEAR ENDED
                                                         DECEMBER 31,   DECEMBER 31,        DECEMBER 31,
                                                             1998           1999                1999
                                                         ------------   -------------       -------------
                                                                                             (unaudited)
INCOME STATEMENT DATA:
Revenue................................................  $   164,319    $    359,746        $    386,094
Operating expenses:
  Costs................................................      147,621         250,612             261,601
  General and administrative...........................        2,274          21,846              40,850
  Stock-based compensation.............................           --           7,116              11,323
  Depreciation.........................................          464           2,998               4,852
  Amortization of goodwill.............................           --              --              36,456
                                                         -----------    ------------        ------------
Total operating expenses...............................      150,359         282,572             355,082
                                                         -----------    ------------        ------------
Operating income.......................................       13,960          77,174              31,012
Interest expense, net..................................          225          15,786             166,296
                                                         -----------    ------------        ------------
Income (loss) before income taxes, minority interest
  and equity accounted for investment..................       13,735          61,388            (135,284)
Provision for income taxes.............................        5,643          30,314             (33,805)
                                                         -----------    ------------        ------------
                                                               8,092          31,074            (101,479)
Income attributable to minority interest and equity
  accounted for investment.............................          928          (7,434)               (773)
                                                         -----------    ------------        ------------
Net income (loss)......................................  $     9,020    $     23,640        $   (102,252)
                                                         ===========    ============        ============
Basic and fully diluted earnings (loss) per share......  $      0.43    $      (0.03)(1)    $      (0.18)
Shares used to calculate basic and fully diluted
  earnings (loss) per share:...........................   20,964,178     327,313,808         612,879,832
OTHER FINANCIAL DATA (UNAUDITED):
EBITDA.................................................  $    15,352    $     87,288
Capital expenditures...................................        1,065         300,116
Ratio of earnings to fixed charges.....................         26.8x            1.7x
STATEMENT OF CASH FLOWS DATA:
Operating activities...................................  $   (13,059)   $    (97,077)
Investing activities...................................        1,177        (321,283)
Financing activities...................................      168,350         785,719
OPERATING DATA:
Route miles............................................        2,735          12,217

                                                                  DECEMBER 31, 1999
                                                              -------------------------
                                                                           PRO FORMA AS
                                                                ACTUAL       ADJUSTED
                                                              ----------   ------------
                                                                           (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $  521,362    $1,856,476
Property and equipment--net.................................      77,009       119,713
Assets under construction...................................     300,403       398,465
Total assets................................................   1,310,989     4,258,765
Total debt..................................................     675,000     2,018,410
Redeemable convertible preferred shares.....................     349,827            --
Shareholders' equity........................................      29,861     2,104,179

--------------------------

(1) To compute basic and fully diluted loss per share, net income of $23,640,000 is reduced by a stock dividend of $5,000,000, the accretion on the Series A Non-Voting Preferred Shares of $6,465,000 and an amount of $22,070,000 which represents the fair value of the Series A Non-Voting Preferred Shares issued to the existing shareholders for no additional consideration as a result of anti-dilution provisions in the original subscription agreement, resulting in a net loss to holders of Subordinate Voting Shares and Multiple Voting Shares of $9,895,000.

                                                          PREDECESSOR DIVISION
                                         ------------------------------------------------------
                                                      FIVE MONTHS
                                         YEAR ENDED      ENDED      YEAR ENDED    NINE MONTHS
                                         MARCH 31,    AUGUST 31,    AUGUST 31,       ENDED
                                            1996         1996          1997       MAY 31, 1998
                                         ----------   -----------   ----------   --------------
INCOME STATEMENT DATA:
Revenue................................   $ 3,824       $ 7,373      $58,008        $54,634
Operating expenses:
  Costs................................     3,440         5,739       48,474         44,919
  General and administrative...........        57            91          863            710
  Depreciation.........................        24            15          112            317
                                          -------       -------      -------        -------
Total operating expenses...............     3,521         5,845       49,449         45,946
                                          -------       -------      -------        -------
Operating income.......................       303         1,528        8,559          8,688
Interest expense, net..................        --            15          600             86
Equity income..........................        --            --           --             --
                                          -------       -------      -------        -------
Earnings before income taxes...........       303         1,513        7,959          8,602
Income tax expense.....................       139           686        3,620          3,909
                                          -------       -------      -------        -------
                                              164           827        4,339          4,693
Income attributable to minority
  interest.............................        --            --           --             --
                                          -------       -------      -------        -------
Net income.............................   $   164       $   827      $ 4,339        $ 4,693
                                          =======       =======      =======        =======
OTHER FINANCIAL DATA (UNAUDITED):
EBITDA.................................   $   327       $ 1,543      $ 8,671        $ 9,005
Capital expenditures...................        72           181        1,119          6,828
Ratio of earnings to fixed charges.....      24.3x         45.5x        10.3x          17.7x

STATEMENT OF CASH FLOWS DATA:
Operating activities...................   $   666       $(3,078)     $(3,921)       $(2,502)
Investing activities...................       (72)         (181)      (1,119)        (6,828)
Financing activities...................      (595)        3,259        5,040          9,330

OPERATING DATA:
Route miles............................        --            --        1,090          1,430

BALANCE SHEET DATA:
Cash and cash equivalents..............   $    --       $    --      $    --        $    --
Fixed assets, net......................        --           464        1,471          7,982
Total assets...........................        --         6,476       32,268         39,549
Total debt.............................        --         2,067        6,774         10,933
Redeemable convertible preferred
  shares...............................        --            --           --             --
Shareholders' equity...................        --         1,473        5,825          8,870

                                  RISK FACTORS

    You should carefully consider the risks described below before deciding whether to invest in our Subordinate Voting Shares. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us may also impair our business operations.

    If we do not successfully address any of the risks described below, there could be a material adverse effect on our business, financial condition or results of operations. As a result, the trading price of our Subordinate Voting Shares may decline and you may lose all or part of your investment. We cannot assure you that we will successfully address these risks.

GENERAL BUSINESS

LIMITED HISTORY OF OPERATIONS--GIVEN OUR LIMITED OPERATING HISTORY, YOU SHOULD CONSIDER OUR SHARES TO BE A HIGHLY SPECULATIVE INVESTMENT.

    You have very limited historical financial information upon which to base your evaluation of our performance and an investment in our Subordinate Voting Shares. We began operations as an independent company in May 1998 and have a limited operating history. Before that time we conducted business as the telecommunications division of Ledcor Industries. We believe that our financial results are not directly comparable to theirs. You must consider our prospects in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development.

RISKS ASSOCIATED WITH DEVELOPMENT AND EXPANSION OF OUR NETWORK--OUR INABILITY TO IMPLEMENT OUR BUSINESS STRATEGY AND MANAGE OUR GROWTH COULD IMPAIR OUR OPERATING RESULTS.

    Successful implementation of our business strategy depends on numerous factors beyond our control, including economic, competitive and other conditions and uncertainties, the ability to obtain licenses, permits, franchises and rights-of-way on reasonable terms and conditions and the ability to hire and retain qualified personnel. Adverse economic or competitive conditions or the failure to obtain the necessary authorizations or to hire and retain qualified personnel could prevent or delay the completion of all or part of our network or increase completion costs. In order to implement our proposed business strategy, we must accomplish the following in a timely manner at a reasonable cost to us and on acceptable conditions:

    - obtain continued access to capital markets;

    - design, engineer and operate fiber networks;

    - install fiber optic facilities, transmission equipment and related infrastructure;

    - acquire additional rights-of-way;

    - obtain required regulatory approvals;

    - swap, lease, purchase or obtain other contractual rights in additional fiber optic facilities;

    - attract and retain high-quality operating personnel and management; and

    - continue to implement and improve our operational, financial and accounting systems.

    In addition, construction of future networks entails significant risks, including:

    - management's ability to effectively control and manage these projects;

    - shortages of materials, equipment or skilled labor;

    - unforeseen engineering, environmental or geological problems; and

    - work stoppages, weather interference, floods and unanticipated cost increases.

    We cannot assure you that the anticipated costs of our current and future projects will not be exceeded or that these projects will commence operations within the contemplated schedules, if at all.

    Our success will depend, to a significant degree, upon our ability to secure a market for our network capacity and obtain and maintain contractual and other relationships with telecommunications service providers, Internet service providers, application service providers, storage service providers and large organizations with enterprise network needs. If we are unable to enter into contracts, comply with the terms of contracts or maintain relationships with these constituencies, our operations would be materially and adversely affected. Some of our current contracts to supply fiber capacity allow the buyer or lessee to terminate the contracts and provide for liquidated damages if we do not supply the stated fiber capacity by a specified time. Terminating any of these contracts could adversely affect our operations.

    Additionally, we expect to significantly expand the range of services that we offer. This expansion includes providing various network services to carriers and other service providers. We may enter into joint ventures where we or our partners supply the venture with dark fiber and the appropriate optical transmission equipment by facilitating the involvement of third party suppliers, vendors and contractors. We cannot assure you that a market will develop for our new services, that implementing these services will be technically or economically feasible, that we can successfully develop or market them or that we can operate and maintain our new services profitably.

    In order to reach our operating and financial goals, we must substantially increase the current volume of voice, data, Internet and video transmission on our network. If we do not develop long-term commitments with new large-volume customers as well as maintain our relationships with current customers, we will be unable to increase traffic on our network, which would adversely affect our profitability.

RISK OF NETWORK FAILURE--NETWORK DISRUPTIONS COULD ADVERSELY AFFECT OUR OPERATING RESULTS.

    Our success will require that our network provide competitive reliability, capacity and security. Some of the risks to our network and infrastructure include:

    - physical damage;

    - power loss;

    - capacity limitations;

    - hardware and software defects;

    - excessive sustained or peak user demand;

    - breaches of security; and

    - disruptions beyond our control.

    These disruptions may cause interruptions in service or reduced capacity for customers, any of which could have an adverse effect on our ability to retain customers.

    The sale or lease of network services will require the addition of transmission equipment to our network. The network will use a combination of communications equipment, software, operating protocols and proprietary applications for the high speed transportation of large quantities of digital signals among multiple locations. Given the complexity of our network, digital signals may become lost or distorted, which may cause significant losses to our customers. The network may also contain undetected design faults and software "bugs" that, despite our testing, may be discovered only after the network has been completed and is in use. The failure of any equipment or facility on our network could result in the interruption of customer service until we make necessary repairs or install replacement equipment and have an adverse impact on our revenues and our ability to secure customers in the future. We do not possess adequate insurance to guard against the losses we could incur as a result of the factors enumerated above.

LIMITED EXPERIENCE--WE HAVE LITTLE EXPERIENCE IN THE OFFERING OF BANDWIDTH AND VALUE ADDED NETWORK SERVICES AND THIS COULD INCREASE OUR RISK OF FAILURE.

    We expect an increasing portion of our revenues to be derived through our offering of bandwidth and value added network services. We have limited experience offering these services. Presently, we derive substantially all of our revenues from the sale, grant of an indefeasible right of use or lease of dark fiber and conduit and construction services. See "Business--Customers" and "--Competition."

PRICING PRESSURES--WE ANTICIPATE THAT PRICES FOR NETWORK SERVICES AND FIBER ASSETS WILL DECLINE.

    We anticipate that prices for our products and services specifically, and network transmission capacity in general, will continue to decline over the next several years, due primarily to the following:

    - price competition as various network providers complete construction of networks that will compete with our network;

    - installation by us and our competitors of fiber capacity in excess of actual demand;

    - recent technological advances that enable substantial increases in the transmission capacity of both new and existing fiber optic networks; and

    - strategic alliances or similar transactions, such as long distance capacity purchasing alliances, that increase our customers' purchasing power.

NEED FOR RIGHTS-OF-WAY--A FAILURE TO OBTAIN OR MAINTAIN APPROPRIATE RIGHTS-OF-WAY COULD DELAY THE COMPLETION OF THE NETWORK AND INCREASE ITS COST.

    We cannot assure you that we will be successful in obtaining additional rights-of-way and other permits required to install underground conduit from parties such as railroads, utilities, highway authorities and governments and transit authorities. After we have obtained rights-of-way, we may not be able to maintain them. Some of our rights-of-way agreements may be short-term or revocable at will. Some rights-of-way may require regulatory filings or may be subject to legal challenge by third parties such as municipal governments, aboriginal citizens or land owners concerning rights-of-way granted for specific purposes. For example, WFI Urbanlink Ltd. ("Urbanlink"), the Canadian telecommunications common carrier which has granted IRUs to us of its fiber optic transmission facilities in Canada for sale on a resale basis, is seeking an order from the Canadian Radio-television and Telecommunications Commission to prescribe the terms and conditions of access to street crossings and other municipal properties in the city of Vancouver. In a related matter, the city of Vancouver has served the company that provides conduit to Urbanlink for certain of its facilities located in the city of Vancouver with a notice of termination for access to street crossings and other municipal property in the city. Failure on the part of Urbanlink to obtain the order requested in its application to the Canadian Radio-television and Telecommunications

Commission or a renegotiation of municipal access arrangements with the city of Vancouver by Urbanlink's conduit provider which results in an increase to the costs of municipal access could have a material adverse effect on the business of Urbanlink and, as a result, on our resale business in Canada. See "Regulation--Canada--CRTC Proceedings."

    In addition, in the United States, landholders who granted rights-of-way to some railroad companies in the past have filed class action lawsuits against communications carriers that received rights-of-way from railroad companies in order to develop their fiber optic networks. The rights-of-way challenged in these class action lawsuits are similar to some of the rights-of-way that we use to develop our network, including the rights-of-way granted to us in the agreements with Canadian National Railway Company and Illinois Central Railroad Company. Loss of substantial rights and permits or loss of the ability to use these rights-of-way or the failure to enter into or maintain required arrangements for the network could have a material adverse effect on our business, financial condition and results of operations, if, as a result, the completion of our network is delayed or becomes more costly. See "Business--Rights-of-way and Permitting."

RISKS ASSOCIATED WITH JOINT VENTURES--OUR BUSINESS STRATEGY CONTEMPLATES INVESTMENTS IN JOINT VENTURES TO LEVERAGE OUR FIBER ASSETS. THESE INVESTMENTS MAY INVOLVE SIGNIFICANT RISKS AND OUR CAPITAL ASSETS MAY NOT BE RETURNED.

    We are continually evaluating potential joint ventures and strategic opportunities to expand our network, enhance our connectivity and add traffic to our network. Although, except as described in this prospectus, we do not have any definitive commitment or agreement concerning any material investment, strategic alliance or related effort, we may seek additional arrangements of this sort. Any investments, strategic alliances or related efforts are accompanied by risks such as:

    - the difficulty of identifying appropriate joint venture partners or opportunities;

    - the time our senior management must spend negotiating agreements and monitoring joint venture activities;

    - the possibility that we may not be able to reach agreement on definitive agreements, including for our proposed colocation acquisitions;

    - potential regulatory issues applicable to telecommunications businesses;

    - the investment of our capital or fiber assets and the loss of control over the return of this capital or assets;

    - the inability of management to capitalize on the growth opportunities presented by joint ventures; and

    - the insolvency of any joint venture partner.

    We cannot assure you that we would be successful in overcoming these risks or any other problems encountered with these joint ventures, strategic alliances or related efforts.

RISKS ASSOCIATED WITH INTERNATIONAL MARKETS--WE WILL ENCOUNTER ADDITIONAL RISKS AS WE PURSUE INTERNATIONAL BUSINESS OPPORTUNITIES.

    Our strategy includes expanding our services to provide fiber optic networks and network services outside of North America. In particular, we have entered into an agreement for an undersea cable between North America and Europe called 360ATLANTIC. We have also agreed to acquire GlobeNet, which is constructing an undersea cable between South America and North America that we call 360AMERICAS. We also recently announced the expansion of our network into Europe. We are still evaluating all of the risks associated with these new projects. The risks associated with 360ATLANTIC and 360AMERICAS include:

    - activities from our competitors which could limit the market share obtained by 360ATLANTIC and 360AMERICAS;

    - pricing pressures which could reduce profitability;

    - risk that there will be delay under our supply agreement as a result of the highly concentrated nature of the cable manufacturing and installation industry; and

    - inability to obtain sufficient pre-construction sales commitments and post-construction sales targets.

    Other risks associated with our international plans, including our expansion into Europe and South America, are:

    - regulatory limitations restricting or prohibiting us from providing our services;

    - additional regulatory requirements, tariffs, customs, duties and other trade barriers;

    - difficulties in staffing and managing foreign operations;

    - problems in collecting accounts receivable;

    - political risks;

    - fluctuations in the currency exchange and restrictions on the repatriation of earnings;

    - delays from customs brokers or government agencies;

    - potentially adverse tax consequences resulting from operating in multiple countries with different laws and regulations; and

    - an economic downturn in the countries in which we expect to do business.

    Furthermore, the international rates customers are charged are likely to decrease in the future for many reasons, including increased competition between existing carriers, increased competition with new carriers in the international markets and additional strategic alliances or joint ventures among large international carriers that facilitate targeted pricing and cost reductions. We cannot assure you that we will be successful in overcoming these risks or any other problems arising from operating in international markets.

COMPETITION--OUR BUSINESS IS VERY COMPETITIVE AND INCREASED COMPETITION COULD ADVERSELY AFFECT US.

    The telecommunications industry is extremely competitive, particularly concerning price and service. It is relatively common for telecommunications service providers to be both customers and competitors. This is a concept referred to as co-opetition. Therefore, we face competition and co-opetition from existing and planned telecommunications service providers and customers on each of our planned routes. Our competitors include:

    - interexchange carriers, including AT&T Corp., MCI WorldCom, Inc., Sprint Corporation (MCI WorldCom, Inc. and Sprint Corporation have recently entered into an agreement to merge), British Telecommunications plc, Deutsche Telekom AG, France Telecom S.A. and Qwest Communications International Inc.;

    - wholesale providers of terrestrial and undersea connectivity, including Williams Communications Group, Inc., Global Crossing Ltd., KPNQwest, N.V., Colt Telecom Group plc and Level 3 Communications, Inc.;

    - incumbent local exchange carriers, which currently dominate their local telecommunications markets, including SBC Communications Inc. and BellSouth Corporation;

    - competitive local exchange carriers, including NEXTLINK Communications, Inc. and Metromedia Fiber Network, Inc.; and

    - companies capable of offering services similar to those provided by us, including communications service providers, cable television companies, electric utilities, microwave carriers, satellite carriers and wireless telephone operators.

    Some of our competitors have already made substantial long term investments in the construction of fiber optic networks and the acquisition of bandwidth. Some of these competitors have substantially greater resources and more experience than we do and could directly compete with us in marketing fiber assets or network services.

    In addition, some communications carriers and local cable companies have extensive networks in place that could be upgraded to fiber optic cable, as well as numerous personnel and substantial resources to begin construction to equip their networks. If communications carriers and local cable companies decide to equip their networks with fiber optic cable, they could become significant competitors of ours in a short period of time.

    Other companies may choose to compete with us in our current or planned markets, by selling or leasing fiber assets or bandwidth to our targeted customers. A significant increase in industry capacity or reduction in overall demand would adversely affect our ability to maintain or increase prices. Additional competition could materially and adversely affect our operations. See "Business--Competition."

    Future sources of competition for the 360AMERICAS cable include:

    - Americas-2, a new carriers' consortium cable system with a scheduled ready for service date in the first half of 2000 that will connect Brazil, Venezuela, Florida and the Caribbean;

    - South American Crossing, a new self-healing ring cable system being developed by Global Crossing Ltd. that will link coastal countries in South America to Global Crossing's planned Mid-Atlantic Crossing in St. Croix, U.S.V.I. and Global Crossing's planned Pan American Crossing in Ft. Amador, Panama; and

    - the SAM-I cable system, a self-healing ring cable system being developed by Telefonica Internacional S.A. and Tyco International Ltd. that will connect the United States, Guatemala, Brazil, Argentina, Chile, Peru and Colombia.

DEPENDENCE ON THIRD PARTIES, INCLUDING SUPPLIERS--THE LOSS OF KEY SOURCES OF SUPPLY COULD ADVERSELY AFFECT US.

    We are dependent upon third party suppliers, including Pirelli Cables and Systems Inc., for fiber optic cable and a number of components and parts used in the network, including optical equipment. Recently, some companies have experienced a shortage of fiber optic cable. We cannot assure you that we will not experience such a shortage. We are also dependent on Nortel Networks, Newbridge Networks and Marconi plc for the transmission equipment we need to offer network services. We believe that there are alternative suppliers or alternative components for all of the components, including fiber optic cable and transmission equipment contained in the network or required to offer network services. However, any delay or extended interruption in the supply of fiber optic cable or any other key network components, changes in the pricing arrangements with our suppliers and manufacturers or delay in a transition to a replacement supplier's product into the network could disrupt our operations. If the disruption continued for an extended period of time, it could have a material adverse effect on our business, financial condition and results of operations.

In addition, we have contracted with Tyco Submarine Systems Ltd. as our primary contractor for our 360ATLANTIC undersea cable project. Alcatel Submarine Networks, Inc. is the primary contractor on the 360AMERICAS undersea cable project. We plan to continue to use third party contractors on various segments of the network. The failure of the contractors to complete their activities in a timely manner, within anticipated budgets and in accordance with our quality standards and performance criteria could have a material adverse effect on our business, financial condition and results of operations, if, as a result, the completion of our network is delayed or becomes more costly.

RAPID TECHNOLOGICAL CHANGE--NEW TECHNOLOGIES COULD REDUCE THE DEMAND FOR FIBER OPTIC SYSTEMS.

    The telecommunications industry generally is subject to rapid and significant changes in technology that may adversely affect the continued use of fiber optic cable. Although we have been able to capitalize on some recent technological advances, such as the use of dense wave division multiplexing to greatly expand the capacity of our network at constant construction costs, we cannot assure you that the introduction of new products or the emergence of new technologies will not enable competitors to install competing systems at a lower per-circuit cost on routes currently targeted by us. Moreover, these potential competitors may be able to expand capacity on existing competitive systems, which could render our network and network services uncompetitive from a cost perspective. We cannot predict the likelihood of these changes and we cannot assure you that any technological changes will not materially and adversely affect our business and operating results.

POTENTIAL CONFLICTS OF INTEREST WITH LEDCOR--WE ARE CONTROLLED BY LEDCOR AND RELY ON IT FOR PARTICULAR THINGS. ITS INTERESTS MAY CONFLICT WITH YOUR INTERESTS.

    As of the date of this prospectus, Ledcor holds shares in us which entitle Ledcor to approximately 90% of the votes attached to our shares and Ledcor has the ability to control our affairs and business. Ledcor also owns 66 2/3% of the voting shares of Urbanlink, which owns certain Canadian telecommunications facilities used by us. See "Relationships and Related Party Transactions--Transactions with Ledcor--Description of reorganization and related agreements." This will continue to be the case following the closing of the offering. It is possible that Ledcor's interests could conflict with your interests. In addition, Ledcor may have an interest in causing us or Urbanlink to pursue transactions that, in its judgment, enhance the value of its equity investment in us or in Urbanlink, even though these transactions may involve greater risks to you. There can be no assurance that any of these conflicts of interests will be resolved in your favor.

    In Canada, our network is comprised in part of indefeasible rights of use in fiber optic transmission facilities obtained from Urbanlink, as part of our Canadian telecommunications arrangement. Because Urbanlink is controlled by Ledcor, Urbanlink's interests could conflict with our interests as well as your own. In addition, because we have no control over Urbanlink's operations, there can be no assurance that Urbanlink will continue to supply us with fiber optic transmission facilities and services should we require these facilities and services from Urbanlink in the future. As part of our Canadian telecommunications arrangement, we entered into a number of contractual arrangements with Ledcor. See "Relationships and Related Party Transactions-- Transactions with Ledcor--Description of reorganization and related agreements."

    Ledcor has agreed not to compete with us in the business of developing or constructing fiber optic communications infrastructure for a period ending on the earlier of May 31, 2008 and six months after a change of control of 360NETWORKS INC. Ledcor has also agreed to grant to us a worldwide exclusive license for the use and other exploitation of the railplow technology. The license will cease to be exclusive six months after a change of control of 360NETWORKS INC. As a result, if a change of control of 360NETWORKS INC. were to occur, Ledcor would be legally entitled to compete with us and to grant a license for the use and other exploitation of the railplow technology to competitors of ours. Either of these events could have a material adverse effect on our business, financial condition and results of operations. See "Relationships and Related Party Transactions--Transactions with Ledcor--Description of reorganization and related agreements."

LEVERAGE

NEGATIVE CASH FLOWS--GIVEN OUR NEGATIVE CASH FLOWS WHILE OUR NETWORK IS BEING BUILT, YOU SHOULD CONSIDER AN INVESTMENT IN OUR SUBORDINATE VOTING SHARES TO BE HIGHLY SPECULATIVE.

    Continued negative cash flow may restrict our ability to pursue our business strategy. In addition, if we cannot achieve profitability or positive cash flows from operating activities, we may not be able to meet our debt service obligations, including our obligations under our existing indebtedness, capital expenditure requirements or working capital needs.

    We intend to use most of the proceeds from the sale of these Subordinate Voting Shares to develop and construct our network and expand our network services business. Until the principal segments of the network are complete, we will spend more money building the network than we will earn from exploiting it. Accordingly, we expect to experience negative cash flows after capital expenditures during network development. We cannot assure you that the exploitation of our network, including the sale of our fiber and network services, will result in an adequate revenue base to meet our debt service obligations or that we will ever generate profitability or positive cash flow.

SUBSTANTIAL LEVERAGE--OUR SUBSTANTIAL DEBT COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH AND PREVENT US FROM FULFILLING OUR OBLIGATIONS UNDER OUR HIGH YIELD NOTES.

    We have substantial debt and debt service requirements.

    Our substantial indebtedness could have important consequences to you. For example, it could:

    - increase our vulnerability to general adverse economic and industry conditions;

    - limit our ability to fund future capital expenditures, working capital and other general corporate requirements;

    - require us to dedicate a substantial portion of our cash flow from operations to make interest and principal payments on our indebtedness, reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes;

    - make it more difficult for us to make interest and principal payments on our other indebtedness, which would be a default under the indentures;

    - limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

    - place us at a competitive disadvantage compared to our competitors that have less debt. See "Description of Indebtedness." We also intend to obtain other sources of financing for the construction of the network, including project financing for individual segments of our network. This project financing would also be secured by the assets being financed. The following chart shows some important credit statistics as of the date or for the periods specified below:

                                                               AS OF DECEMBER 31, 1999
                                                      -----------------------------------------
                                                                                   PRO FORMA
                                                       ACTUAL    ADJUSTED(1)    AS ADJUSTED(2)
                                                      --------   ------------   ---------------
                                                                                  (UNAUDITED)
                                                                (DOLLARS IN MILLIONS)
Total indebtedness..................................    $675         $675           $2,018
Shareholders' equity................................    $ 30         $380           $2,104
Debt to equity ratio................................    22.5x         1.8x             1.0x

------------------------

(1) Adjusted to include our redeemable convertible preferred stock as part of shareholders' equity.

(2) Gives pro forma effect and adjustment to:

    - the issuance of 44,625,000 Subordinate Voting Shares for net proceeds to us of approximately $587 million;

    - our acquisition of all outstanding stock of GlobeNet;

    - the issuance of $787 million of senior notes that we currently intend to issue in the concurrent debt offerings;

    - the acquisition of the minority equity interests in certain of our subsidiaries and the related issuance of Series A Non-Voting Preferred Shares;

    - the conversion or exchange of our redeemable convertible preferred shares into Subordinate Voting Shares and our share capital reorganization; and

    - the completion of the $565 million 360ATLANTIC credit facility, of which $175 million has been drawn.

    The initial annual interest expense on the $787 million of senior notes to be issued in concurrent debt offerings is $109 million and on the $500 million 12% senior notes issued in July 1999 is $62 million.

    Pro forma loss for the year ended December 31, 1999 would have been insufficient to cover fixed charges by approximately $152 million.

ADDITIONAL BORROWINGS REQUIRED--DESPITE OUR CURRENT DEBT LEVEL, WE AND OUR SUBSIDIARIES MAY INCUR SUBSTANTIALLY MORE DEBT. INCREASED DEBT COULD WORSEN THE RISKS DESCRIBED ABOVE, BUT FAILURE TO OBTAIN THE DEBT NEEDED COULD PREVENT THE COMPLETION OF THE NETWORK.

    If additional debt is incurred, the risks mentioned above that are associated with high leverage will increase. We expect to need significant amounts of additional capital to complete the development of our planned network and fulfill our long-term business strategies. The terms of our indentures generally permit us and our restricted subsidiaries to incur additional debt to finance the cost of designing and building or acquiring our network. The indentures also allow us to incur additional indebtedness for other purposes, subject to some limitations. In addition, the indentures permit us to create "unrestricted subsidiaries" that will be allowed to incur debt without regard to the limitations on debt incurrence contained in the indentures. Our ability to arrange financing and the cost of financing depend upon many factors, including:

    - general economic and capital markets conditions, and in particular the non-investment grade debt market;

    - conditions in the telecommunications industry;

    - regulatory developments;

    - investor confidence and credit availability from banks or other lenders;

    - the success of our network; and

    - provisions of tax and securities laws that affect raising capital.

    Our inability to raise additional funds would have an adverse effect on our ability to complete the network. If we decide to raise additional funds through the incurrence of debt, we may become subject to additional or more restrictive financial covenants. In addition, we expect to incur additional debt that is secured by our assets and therefore those assets will be available to other creditors before they are available to you.

    We currently intend to issue $787 million of debt in the concurrent debt offerings. The closing of this offering is not conditioned on the closing of either of the debt offerings. If we do not issue that debt because of market conditions or because terms acceptable to us are not available, we will need to raise additional capital to complete our network and other items described under "Use of Proceeds." We may not be able to raise this capital or raise this capital on terms acceptable to us.

    A portion of our investment in 360ATLANTIC was funded from our recently completed private sale of our equity securities. The indebtedness to finance that project has been or will be incurred by our subsidiary without recourse to 360NETWORKS INC. We estimate that approximately $565 million of indebtedness will be required for the 360ATLANTIC project. 360ATLANTIC will be owned by one or more subsidiaries created for the purpose of owning the project. They will not hold any assets unrelated to 360ATLANTIC and these subsidiaries will not be restricted subsidiaries under the indentures. If we were to incur additional debt at the 360NETWORKS INC. level in order to contribute to the financing of 360ATLANTIC, however, it would further increase the risks associated with high leverage.

ABILITY TO SERVICE DEBT--TO SERVICE OUR DEBT WE WILL REQUIRE SIGNIFICANT AMOUNTS OF CASH AND OUR ABILITY TO GENERATE SUFFICIENT CASH WILL DEPEND ON MANY FACTORS BEYOND OUR CONTROL.

    We cannot assure you that we will be successful in implementing our strategy or in realizing our anticipated financial results. You should be aware that our ability to repay or refinance our debt we incur will depend on our successful financial and operating performance and on our ability to successfully implement our business strategy. You should also be aware that our financial and operating performance depends upon a number of factors, many of which are beyond our control. These factors include:

    - our ability to complete network development on time and in a cost-effective manner;

    - the economic and competitive conditions in the telecommunications industry, including the demand for fiber-optic systems;

    - any construction or operating difficulties, increased operating costs or pricing pressures we may experience;

    - the passage of legislation or other regulatory developments that may adversely affect us; and

    - any material delays in implementing any strategic projects.

    We cannot assure you that our cash flow and capital resources will be sufficient to repay the notes and any other debt we may incur in the future, or that we will be successful in obtaining alternative financing. If we are unable to repay our debts, we may be forced to reduce or delay the completion or expansion of our network, sell some of our assets, obtain additional equity capital or refinance or restructure our debt. If we are unable to meet our debt service obligations or comply

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with our covenants, a default under our debt agreements would result. To avoid a default, we might need waivers from third parties, which might not be granted.

HOLDING COMPANY STRUCTURE--WE WILL DEPEND ON THE CASH FLOW OF OUR SUBSIDIARIES TO SATISFY OUR OBLIGATIONS UNDER OUR INDEBTEDNESS.

    Our operating cash flow and our ability to service our indebtedness, including our notes, depends upon the operating cash flow of our subsidiaries and their payments to us in the form of loans, dividends or otherwise. Our subsidiaries are separate legal entities and have no obligation to pay any amounts due on the notes or to make any funds available for that purpose, whether by dividends, interest, loans, advances or other payments. In addition, our subsidiaries' payment of dividends and the making of loans, advances and other payments to us may be subject to regulatory and contractual restrictions. These restrictions include requirements to maintain minimum levels of working capital and other assets. Subsidiary payments are contingent upon earnings and various business and other considerations. As part of the Canadian telecommunications arrangement we placed certain operating assets in Urbanlink, which subsidiary we do not and cannot control.

RESTRICTIONS IMPOSED BY TERMS OF OUR INDEBTEDNESS--WE MAY BE UNABLE TO REPAY OUR INDEBTEDNESS IF THERE IS AN EVENT OF DEFAULT.

    If an event of default occurs under any of our credit facilities or indentures, the lenders under the credit facilities and the holders of our notes could elect to declare all amounts outstanding under the credit facilities and the notes, along with accrued and unpaid interest, to be immediately due and payable. Our indentures limit, among other things, our ability to incur additional indebtedness, pay dividends and make certain other restricted payments, incur liens, enter into some transactions with affiliates and consummate asset sales and impose restrictions on our ability to merge or consolidate or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets. In addition, credit facilities that we may enter into in the future may contain other and more restrictive covenants, including concerning debt incurrence and the making of capital expenditures and may require us to meet or maintain specified financial ratios and tests. Our ability to meet these financial ratios could be affected by events beyond our control, and no assurance can be given that we will be able to comply with these provisions. A breach of any of these covenants could result in a default under these credit facilities and/or the indentures. If we were unable to repay any of these amounts, the lenders could proceed against any collateral securing the indebtedness, which could include security interests in all of our future accounts receivable and inventory and other assets. If the lenders under potential credit facilities were to accelerate the payment of the indebtedness under these credit facilities, there would be no assurance that our assets at the time would be sufficient to repay in full the indebtedness and our other indebtedness, including the notes.

USE OF PROCEEDS--OUR MANAGEMENT HAS BROAD DISCRETION OVER THE USE OF PROCEEDS FROM THE OFFERING, AND THEREFORE INVESTORS WILL NOT HAVE THE OPPORTUNITY TO EVALUATE INFORMATION CONCERNING THE APPLICATION OF PROCEEDS.

    The net proceeds of this offering, together with the concurrent debt offerings we currently intend to consummate, are estimated to be approximately $1.3 billion after deducting the estimated underwriting discount and offering expenses. Management will retain broad discretion as to the use and allocation of those net proceeds. Accordingly, our investors will not have the opportunity to evaluate the economic, financial and other relevant information that we may consider in the application of the net proceeds.

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TELECOMMUNICATIONS REGULATION

EXTENSIVE REGULATION--REGULATORY MATTERS COULD IMPACT OUR ABILITY TO CONDUCT OUR BUSINESS.

    Existing and future governmental regulation may substantially affect the way in which we conduct business and the procedural and substantive regulatory requirements with which we must comply. These regulations may increase the cost of doing business or may restrict the way in which we offer products and services. There is no way to predict the future regulatory framework of our business. These regulations are summarized in more detail in the section entitled "Regulation."

    UNITED STATES

    Federal telecommunications law directly shapes the telecommunications market. Consequently, regulatory requirements and/or changes could adversely affect our operations by increasing our costs or restricting the way in which we offer products and services. Federal telecommunications law imposes special legal requirements on "common carriers" who engage in "interstate or foreign communication by wire or radio," and on "telecommunications carriers." The different ways we intend to offer fiber-optic supported services could trigger four alternative types of regulatory requirements: (1) non-communications services, (2) private carrier services, (3) telecommunications services or common carriage and (4) competitive local exchange carrier offerings. The law establishing these alternative regulatory requirements is often unclear, so it is impossible to predict in many instances how the Federal Communications Commission will classify our services. Risks associated with each type of offering are described below.

    NON-COMMUNICATIONS SERVICES

    The provision of dark fiber can be viewed as a non-communications service in that it is not a service, but rather the provision of a physical facility that is indistinguishable from other non-communications offerings such as the construction of an office building. Many providers of dark fiber are currently operating on the assumption that they are providing unregulated facilities. Nevertheless, the Federal Communications Commission had previously found that when an incumbent local exchange carrier provided dark fiber it was providing a common carrier service. A federal appeals court reversed and remanded this decision to the agency for further proceedings. The Federal Communications Commission's action in response to this remand could affect our position that dark fiber is not a communications service.

    PRIVATE CARRIER SERVICES

    Even if some of our offerings are treated as communications services, they could be viewed as a private carrier offering. Private carrier offerings typically entail the offering of telecommunications, but are provided to a limited class of users on the basis of individually negotiated terms and conditions that do not meet the definition of a telecommunications service under the Telecommunications Act of 1996. If our services are treated as private carriage, they are generally unregulated by the Federal Communications Commission, but would be subject to universal service payments based on the gross revenues from end users. See "Regulation--United States-- Federal--Telecommunications Services--Universal Service." Private carriers may also be subject to access charges if they interconnect with local exchange carriers.

    TELECOMMUNICATIONS SERVICES

    Some of our services, such as the provision of bandwidth capacity and lit fiber, may be treated as telecommunications services by the Federal Communications Commission. If any of our services are treated as telecommunications services, we could be subject to a number of new and potentially burdensome regulations.

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
    The precise parameters of the definition of a telecommunications service are currently unclear. The Federal Communications Commission has held that telecommunications and common carrier services are essentially the same. Some railroad, power and telecommunications providers have asked the Federal Communications Commission to clarify the status of fiber providers. If the Federal Communications Commission decides that these companies are telecommunication carriers, we would be subject to certain regulatory requirements which may impose substantial administrative and other burdens on us. If any of our services are treated as telecommunications services, we may be subject to a number of new and potentially burdensome regulations. These general regulations include the obligation not to charge unreasonable rates or engage in unreasonable practices, the obligations not to unreasonably discriminate in our service offerings, the need to tariff our services (subject to the proceeding described below), the potential obligation to permit others to offer their services for resale under certain circumstances and the fact that third parties may file complaints against us at the Federal Communications Commission for violations of the Communications Act of 1934 or the Federal Communications Commission regulations. Certain statistical reporting requirements may also apply. Telecommunications carriers are also required to interconnect, either directly or indirectly, with the facilities of other telecommunications carriers and to ensure that they do not install network features, functions or capabilities that do not comply with Federal Communications Commission guidelines on accessibility by disabled persons and regulations promoting interconnectivity of networks. In addition, Federal Communications Commission rules require that telecommunications carriers contribute to universal service support mechanisms, the Telecommunications Relay Services fund, the number portability fund and the North American Numbering Plan Administrator fund. Also, the Communications Assistance for Law Enforcement Act requires telecommunications carriers to provide law enforcement officials with call-related information and reserved circuits. We cannot assure you that the cost of compliance with these various programs will not have a material adverse effect upon our results of operations and financial condition and our ability to meet our obligations.

    The continuation of tariff filing requirements for interstate domestic services provided by non-dominant carriers is in dispute. The Federal Communications Commission has ordered that all non-dominant carriers, the classification we would qualify for, may not file tariffs with the Federal Communications Commission for domestic service. The D.C. Circuit has stayed the effect of this decision. Filing tariffs can entail increased costs and may lead to intrusive regulation by the Federal Communications Commission, although to date the Federal Communications Commission has engaged in only minor regulation of non-dominant carriers. On the other hand, if tariffs are no longer required, telecommunications carriers will no longer be able to rely on the filing of tariffs with the Federal Communications Commission as a means of providing notice to customers of prices, terms and conditions on which they offer interstate services, since tariff provisions limit carriers' liability for defects in service and consequential damages from such defects. The Federal Communications Commission has ruled that non-dominant interexchange carriers must post on their Internet web site their rates, terms and conditions for all of their interstate, domestic services if they have an Internet web site. This ruling is to be effective when the decision to mandate de-tariffing takes place. In addition, if tariffs are eliminated, we may become subject to significantly increased liability risks, and there can be no assurance that the liabilities will not have a material adverse effect on our results of operations and financial conditions and our ability to meet our obligations.

    The Federal Communications Commission adopted rules which govern the use of customer proprietary network information by telecommunications carriers. These rules may impede our ability to effectively market integrated packages of services and to expand existing customers' use of our offerings.

    COMPETITIVE LOCAL EXCHANGE CARRIER OFFERINGS

    It is also possible that some of our lit fiber or bandwidth capacity services could be viewed as the provision of local exchange service. See "Regulation--United States--Federal--Competitive Local Exchange Carrier Offerings." To the extent that any of our offerings are treated as competitive local exchange carrier services, we would also be subject to a number of interconnection obligations under the Telecommunications Act of 1996. We would be required to offer our services for resale at retail prices, provide number portability if technically feasible, provide dialing parity to competing providers and non-discriminatory access to telephone numbers, directory assistance, operator services and directory listings, provide access to poles, ducts, conduits and rights-of-way and establish reciprocal compensation arrangements for the transport and termination of telecommunications. Although competitive local exchange carrier interstate access charges are generally regulated as non-dominant carrier offerings and subject to minimal burdens, the Federal Communications Commission recently adopted a Notice of Proposed Rulemaking that asks whether it should regulate the terminating access charges of such providers.

    The Federal Communications Commission determined that Internet traffic is interstate in nature, not local, and has initiated a proceeding to determine appropriate carrier-to-carrier compensation. At the same time, the Federal Communications Commission declined to overturn a multitude of state decisions requiring incumbent local exchange carriers to pay competitive local exchange carriers compensation for delivering Internet traffic to Internet service providers. To the extent we are treated as a competitive local exchange carrier, this ruling would adversely affect the revenues that we might expect to receive from the carriage of Internet service provider-bound traffic.

    INTERNATIONAL FACILITIES

    We are required to obtain regulatory approval to construct and operate facilities used to provide international telecommunications services. If any of our services are treated as international telecommunications services, we may be required to obtain regulatory approvals and file tariffs to offer these international services. Although these facilities authorizations and tariffs are regulated on a streamlined basis subject to minimal regulation, there is a risk that the Federal Communications Commission may deny or place burdensome conditions on authorizations and tariff filings.

    OTHER FEDERAL COMMUNICATIONS REGULATIONS

    With limited exceptions, the current policy of the Federal Communications Commission prohibits incumbent local exchange carriers from lowering prices to certain customers without also lowering charges for the same service to all similarly situated customers in the same geographic area. The Federal Communications Commission, however, modified this constraint on incumbent local exchange carriers who have specified levels of competition from competing local exchange service providers and permit them to offer special rate packages to certain customers, as it has done in a few cases, and permit other forms of rate flexibility. The rules contemplate an increasing level of flexibility on a city-by-city basis as competitors have facilities in place to compete for local exchange services in those markets. Once such facilities attain 50% coverage the rules contemplate only minimal regulation of carrier access offerings. This added flexibility could have a material adverse effect on our ability to compete in providing facilities or services that compete with incumbent local exchange carriers interstate access services.

    The Telecommunications Act of 1996 currently requires Regional Bell Operating Companies to obtain Federal Communications Commission authorization prior to providing inter-local area and transport area telecommunications. Bell Atlantic received such authorization for New York in December 1999. It is anticipated that additional Regional Bell Operating Companies may receive authorization in some states to provide telecommunications during 2000. Such authority, if granted, could increase competition from Regional Bell Operating Companies in providing fiber and fiber services, which could adversely affect our business operations.

    The Federal Communications Commission has the responsibility under the Telecommunications Act of 1996 to determine what elements of an incumbent local exchange carrier's network must be provided to competitors on an unbundled basis. In August 1999, the Federal Communications Commission required dark fiber to be offered as an unbundled element. In addition, the Federal Communications Commission had previously allowed state commissions to establish additional unbundling requirements, and some states have required that incumbent local exchange carriers unbundle dark fiber. The decisions by the Federal Communications Commission to require unbundling of incumbent local exchange carriers' dark fiber could increase the supply of dark fiber and decrease the demand for our dark fiber and thereby have an adverse effect on the results of our operations.

    The Federal Communications Commission recently instituted a proceeding that could impose obligations on telecommunication carriers' obligation to provide access to competitors or customers to their wiring located in multi-tenant residential and business buildings. It is unknown at this time how the Federal Communications Commission will rule in this proceeding so it is impossible to evaluate its impact on our operations.

    STATE REGULATION

    Each state in the United States, as well as the District of Columbia and U.S. territories, which are treated as states for the purpose of regulation of telecommunications services, has its own laws for regulating providers of some telecommunications-related services as "common carriers," as "public utilities," or under similar rubrics. We believe that the sale or lease of dark fiber facilities is not subject to this type of regulation in most jurisdictions in which we plan to construct facilities. However, our offering of transmission services, as distinct from dark fiber capacity, likely will be subject to regulation in each of these jurisdictions to the extent that these services are offered for intrastate use, and the regulation may have an adverse effect on the results of our operations.

    LOCAL REGULATION

    In addition to federal and state laws, local governments exercise legal authority that may affect our business. For example, some local governments retain the ability to license public rights-of-way, subject to the federal limitation that local authorities may not prohibit entities from entering telecommunications markets. Compliance with local requirements may delay entry and increase our costs of doing business.

    CANADA

    REGULATION UNDER THE TELECOMMUNICATIONS ACT (CANADA)

    REGULATION OF RESELLERS

    We offer network services to our customers in Canada through resale arrangements. Under these resale arrangements, we obtain the use of transmission facilities on a contractual basis from Urbanlink and then offer bandwidth services to our customers through the subsequent sale or lease, on a commercial basis, of these contracted facilities. As a reseller, we are not generally subject to the regulatory requirements of the Telecommunications Act (Canada). However, there can be no assurance that the regulation of resellers in Canada may not become more extensive in the future. In addition, while we believe that our operations as a reseller in Canada fully comply with Canadian law, there can be no assurance that a future determination of the Canadian Radio-television and Telecommunications Commission or events beyond our control will not result in a change in our status or affect our ability to offer services in Canada.

    RESTRICTIONS ON FOREIGN OWNERSHIP

    Under the Canadian ownership provisions of the Telecommunications Act, a "telecommunications common carrier" is not eligible to operate in Canada unless it is owned and controlled by Canadians. Furthermore, no more than 20% of the members of the board of directors of a telecommunications common carrier may be non-Canadians, and no more than 20% of the voting shares of a telecommunications common carrier may be beneficially owned by non-Canadians. In addition, no more than 33 1/3% of the voting shares of a non-operating parent corporation of a telecommunications common carrier may be beneficially owned or controlled by non-Canadians and neither the telecommunications common carrier nor its parent may be otherwise controlled in fact by non-Canadians.

    Although we believe that our activities in Canada, including the Canadian telecommunications arrangement, comply with the foreign ownership provisions of the Telecommunications Act, there can be no assurance that a future Canadian Radio-television and Telecommunications Commission determination or events beyond our control will not result in our being required to comply with the ownership provisions of the Telecommunications Act.

    On October 1, 1998, the Canadian Radio-television and Telecommunications Commission issued Telecom Decision CRTC 98-17, which established a framework for competition in Canada's international telecommunications services market to coincide with the Government of Canada's decision to terminate the monopoly of Teleglobe Canada Inc. over telecommunications facilities linking Canada to overseas destinations. In that decision, the Canadian Radio-television and Telecommunications Commission determined that a party acquiring an indefeasible right of use interest in an international submarine cable would not necessarily fall within the definition of a telecommunications common carrier. As a result, acquirers of indefeasible rights of use in international submarine cables need not be Canadian owned and controlled. However, given the fact that the Canadian Radio-television and Telecommunications Commission's findings in Decision 98-17 were limited to indefeasible right of use interests held in international submarine cables, as well as the fact that indefeasible right of use arrangements can involve varying degrees of ownership and control over fiber facilities, there can be no assurance that holders of indefeasible rights of use acquired in domestic fiber facilities, including those obtained by us from Urbanlink, would be exempt from the Canadian ownership provisions contained in the Telecommunications Act.

    CONTRIBUTION

    The Canadian Radio-television and Telecommunications Commission is considering reform of the current contribution regime. The Canadian Radio-television and Telecommunications Commission's contribution regime was originally established in 1992 as a means of ensuring that rates for local residential telephone service remain affordable. Under the regime, providers of certain types of long distance voice and data services are required to pay a subsidy or "contribution" on each minute of traffic that is originated or terminated on local switched telephone networks or on cross-border or overseas access circuits. These contribution payments are pooled within each incumbent local exchange carriers' territory and are paid out to incumbent local exchange carriers and competitive local exchange carriers serving residential local customers, based on the number of residential network access services they serve and the level of the subsidy available in the rate band being served. On
March 1, 1999, the Canadian Radio-television and Telecommunications Commission initiated a proceeding to consider possible reforms to the current contribution mechanism. In the public notice that initiated the proceeding, the Canadian Radio-television and Telecommunications Commission invited interested parties to submit proposals on other mechanisms which could be used to collect contribution. Although this public notice proceeding is not yet closed, some parties in the proceeding have advocated that the current contribution regime be converted to a revenue-based regime under which contribution would be paid on a percentage of a telecommunications service provider's revenues (regardless of the types of services offered by the service provider), rather than on certain types of telecommunications traffic.

    We do not believe that the majority of our operations in Canada are subject to any requirement to pay contributions under the current contribution regime. However, given that the current contribution regime is under review by the Canadian Radio-television and Telecommunications Commission, there can be no assurance that we would be exempt from the requirement to pay contributions in the future, particularly if the Canadian Radio-television and Telecommunications Commission decides to adopt a revenue-based regime.

    EUROPE

    In Europe, in addition to those risk factors mentioned, there may be additional regulatory or legal factors or changes which could adversely affect our operations by increasing our costs or restricting the way in which we offer, or our ability to offer, products, services or dark fiber capacity.

    Major delays in the construction and establishment of submarine cables could occur due to delays in the granting of the environmental, planning and other permissions relating to land which are required in order to land such cables.

    We may be refused other requisite rights of way, or there may be delays in construction due to delays in the granting of such rights of way.

    Contrary to what is expected to be the case, in some or all European countries, an individual telecommunications license or other telecommunications authorization may be required in order for us to offer or control dark fiber, and there may consequently either be a delay in carrying out the construction of the projected dark fiber network, or, contrary to EC directive requirements, national authorities in particular states of the EU may refuse to grant a license for such activities.

    Concerning other planned services, including the offering of lit capacity and other telecommunications services, individual Member States of the European Union might refuse to grant a license, contrary to the requirement of EC directives, or may subject the grant of a license or other authorization to onerous conditions, including but not limited to investment requirements or commitments, guarantees or bonds, which make the supply of the projected services less profitable or not commercially viable.

    Regulatory intervention by the EC or Member State telecommunications or antitrust authorities could reduce the price level of local, national or international leased circuits/capacity to a level where it is less profitable or not commercially viable for the projected activities to be undertaken in specific countries or in the European Union.

    To the extent that we qualify in any individual Member State of the European Union as an operator with a right to interconnect pursuant to the EC Interconnection directive, we may be required to negotiate interconnection with other operators with a right to interconnect in that Member State or throughout the European Union.

    If we are required to obtain a license or authorization in any Member State of the European Union then we may be obliged to pay license or authorization fees which are high, or higher than anticipated, or we may be subject to statistical reporting requirements or other regulatory burdens pursuant to such licenses or authorizations.

    OTHER REGULATION

    We have, or upon consummation of our acquisition of GlobeNet will have, operations based in Canada and the United States, Brazil, Venezuela and Bermuda and anticipate operations in Europe and other foreign jurisdictions. We are exposed to risks inherent in international operations, including the following:

    - general economic, social and political conditions;

    - the difficulty of enforcing agreements and collecting receivables through some foreign legal systems;

    - tax rates in some foreign countries may exceed those in Canada and foreign earnings may be subject to withholding requirements or the imposition of tariffs, exchange controls or other restrictions;

    - required compliance with a variety of foreign laws and regulations; and

    - changes in Canadian laws and regulations relating to foreign trade and investment.

CAPITAL MARKETS

CURRENCY EXCHANGE RATE FLUCTUATIONS COULD ADVERSELY AFFECT OUR FINANCIAL RESULTS

    Fluctuations in foreign currency exchange rates may affect our results of operations and the value of our foreign assets, which in turn may adversely affect reported earnings and the comparability of period-to-period results of operations. Changes in currency exchange rates may affect the relative prices at which we and foreign competitors sell products in the same market. In addition, changes in the value of the relevant currencies may affect the cost of items required in our operations.

OUR SUBORDINATE VOTING SHARES HAVE NEVER BEEN PUBLICLY TRADED AND THEIR PRICE MAY BE VOLATILE

    Prior to the equity offering, you could not buy or sell our Subordinate Voting Shares publicly. For a discussion of the factors the underwriters will consider in determining the initial public offering price, see the section of this prospectus entitled "Underwriting." Although applications have been made to list our Subordinate Voting Shares on the Nasdaq National Market and The Toronto Stock Exchange, an active public market for our shares might not develop or be sustained after the equity offering. Moreover, even if such a market does develop, the market price of our shares may decline below the initial public offering price. The market price of our shares could be subject to significant fluctuations due to a variety of factors, including actual or anticipated fluctuations in our operating results and financial performance, announcements of technological innovations by our existing or future competitors or changes in financial estimates by securities analysts.

    Historically, the market price for securities of emerging companies in the communications industry have been highly volatile. In addition, the stock market has experienced volatility that has affected the market prices of equity securities of many companies and that often has been unrelated to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of our shares. Furthermore, following periods of volatility in the market price of a company's securities, stockholders of such a company have often instituted securities class action litigation against the company. Any such litigation against us could result in substantial costs and a diversion of management's attention and resources, which could adversely affect the conduct of our business.

FUTURE SALES OF STOCK MAY ADVERSELY AFFECT OUR SHARE PRICE

    The market price of our Subordinate Voting Shares could drop in response to possible sales of a large number of shares in the market after the equity offering or to the perception that such sales could occur. As a result, we may be unable to raise additional capital through the sale of equity at prices acceptable to us. Following the equity offering, we will have approximately 724,000,000 Subordinate Voting Shares outstanding, or approximately 731,000,000 shares outstanding if the underwriters exercise their over-allotment option in full. Of these shares, persons other than our "affiliates" (as this term is defined under the Securities Act and which includes Ledcor Inc.) may freely transfer the shares sold in the equity offering without restriction or further registration under the Securities Act. We, Ledcor Inc., our executive officers, directors and substantially all of our shareholders have agreed not to offer, sell, contract to sell, pledge or grant any option to purchase or otherwise dispose of their shares for the periods set forth herein under "Shares Eligible for Future Sale" without the prior written consent of Goldman, Sachs & Co., Donaldson, Lufkin & Jenrette Securities Corporation and us, subject to limited exceptions. Sales of Subordinate Voting Shares at the termination of this period, or the anticipation of such sales could adversely affect the market price for the Subordinate Voting Shares. See the section of this prospectus entitled "Shares Eligible for Future Sale" for more information.

    We have entered into registration rights agreements with Mi-Tech Communications, LLC, Canadian National Railway Company, the investors in our private placement of redeemable convertible preferred shares, a consultant, our strategic investors and certain of our executive officers which in each case enables them to require us to register their shares and to include those shares in registrations of shares made by us in the future. We currently have no plan to file a registration statement for the sale of Subordinate Voting Shares held by any of these parties. All of the investors have agreed not to dispose of or hedge any shares for 12 months. We are contractually obligated to file one or more registration statements in the future on demand. See the section of this prospectus entitled "Share Capital Reorganization and Description of Capital Stock--Registration Rights" for more information.

A THIRD PARTY MAY BE DETERRED FROM ACQUIRING US

    Our restated memorandum of association includes provisions that could delay, deter or prevent a future takeover or change in control of us. These provisions include the disproportionate voting rights of the Multiple Voting Shares (relative to the Subordinate Voting Shares) and the authorization of our board to issue, without stockholder approval, one or more series of Preferred Shares. These provisions may have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of us, even though such a change in ownership would be economically beneficial to us and our stockholders. See the section of this prospectus entitled "Share Capital Reorganization and Description of Capital Stock" for more information.

WE DO NOT ANTICIPATE PAYING CASH DIVIDENDS

    We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Our ability to pay dividends is limited by our debt instruments. See the section of this prospectus entitled "Dividend Policy" for more information.

INVESTORS WHO PURCHASE SUBORDINATE VOTING SHARES IN THE OFFERING WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION

    If you purchase our Subordinate Voting Shares in the offering, you will experience immediate and significant dilution in the tangible book value of the shares you purchase. This means that the price you pay will be significantly greater than the net tangible book value of the shares you acquire. This dilution is due to the fact that the effective cash cost to our existing shareholders of the shares they have purchased in the past is significantly less than the price at which our shares are being offered to the public in the offering. See "Dilution."

                                USE OF PROCEEDS

    The estimated net proceeds from the sale of our Subordinate Voting Shares are expected to be $587 million, net of underwriting discounts and other costs and expenses payable by us. We expect our aggregate net proceeds from the concurrent debt offerings to be $748 million. The closings of the Subordinate Voting Shares offering and the debt offerings are not contingent on each other.

    We expect to use the net proceeds from the offerings and funds from operations primarily:

    - to further develop and light our network;

    - to develop new facilities to enable us to provide value added network services such as colocation facilities and other communications services and products;

    - for future investments, acquisitions or strategic alliances in businesses or assets that are related or complementary to our existing business. However, we cannot assure you that we will successfully complete nor are we presently committed to make any such investments, acquisitions or strategic alliances; and

    - to fund operating losses, for working capital and for general corporate purposes.

    Following the consummation of our acquisition of GlobeNet, that company will have an obligation to offer to purchase any and all of its $300 million outstanding principal amount of senior notes. To the extent holders of the senior notes accept that offer, some of the net proceeds may be used to purchase those senior notes.

    We currently intend to allocate substantial proceeds to each of the foregoing uses. However, the precise allocation of funds among these uses will depend on future commercial, technological, regulatory and other developments which may affect our business, the competitive climate in which we operate and the emergence of future opportunities. Because of the number and variability of factors that determine our use of the net proceeds of this offering, we cannot assure you that our application of the net proceeds will not vary substantially from our current intentions. Pending these uses, we intend to invest the net proceeds of this offering in short-term U.S. investment grade and government securities.

    The closing of this offering is not conditioned on the closing of either of the debt offerings. If we do not issue that debt because of market conditions or because terms acceptable to us are not available, we will need to raise additional capital to complete our network and other items described in this section. See "Risk Factors--Additional Borrowings Required."

    Our 360ATLANTIC project, which has an estimated total cost of $865 million, will be paid for with borrowings under our $565 million credit facility and $300 million raised from private equity investors in September 1999. The 360ATLANTIC credit facility has been provided to a group of our subsidiaries and is non-recourse to us.

    We anticipate that GlobeNet's 360AMERICAS project, which has an estimated total cost of approximately $900 million, will be paid for with borrowings under GlobeNet's $400 million credit facility, the proceeds of GlobeNet's
$300 million issuance of senior notes in July 1999 and GlobeNet's cash on hand.

    For more information about our anticipated funding sources and our uses of these funds, see the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of
Operations--Liquidity and Capital Resources."

                                DIVIDEND POLICY

    We have never declared or paid any cash dividends on our shares. We intend to retain any future earnings to support operations and to finance the growth and development of our business and do not anticipate paying cash dividends on our shares for the foreseeable future. In addition, the instruments governing our debt restrict the payment of cash dividends on our shares.

                        DESCRIPTION OF OUR CAPITAL STOCK

    Concurrent with the closing of the offering, we will reorganize our share capital so that it will consist of the following classes of shares:

    - Subordinate Voting Shares;

    - Multiple Voting Shares; and

    - Preferred Shares, issuable in series.

    We will be authorized to issue 500 billion shares of each of the foregoing classes. On the closing of the offering, we will have 724,300,134 Subordinate Voting Shares issued and outstanding, 81,840,000 Multiple Voting Shares issued and outstanding and no Preferred Shares issued and outstanding.

    Our Subordinate Voting Shares and Multiple Voting Shares will be identical except that:

    - each Subordinate Voting Share entitles the holder to one vote and each Multiple Voting Share entitles the holder to ten votes; and

    - each Multiple Voting Share is convertible at the option of the holder into one Subordinate Voting Share.

    We have appointed HSBC Bank USA and Montreal Trust Company of Canada as the registrars and transfer agents for the Subordinate Voting Shares. For a description of our share capital reorganization which will occur immediately prior to closing and a more detailed description of the rights and attributes of our capital stock, see "Share Capital Reorganization and Description of Capital Stock."

                                 EXCHANGE RATES

    Unless otherwise indicated, all references to "$" or dollars in this prospectus refer to United States dollars and all references to "Cdn.$" refer to Canadian dollars. As of April 14, 2000, the noon buying rate in New York City for cable transfers in Canadian dollars was U.S.$1.00 = Cdn.$1.4764.

    The following table sets forth, for each period presented, the high and low exchange rates, the average of the exchange rates on the last day of each month during the period indicated and the exchange rates at the end of the period indicated for one United States dollar, expressed in Canadian dollars, based on the noon buying rate in New York City for cable transfer payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

                                                                  YEAR ENDED DECEMBER 31,
                                                    ----------------------------------------------------
                                                      1999       1998       1997       1996       1995
                                                    --------   --------   --------   --------   --------
End of Period.....................................   1.4455     1.5295     1.4293     1.3706     1.3641
Average for the period............................   1.4945     1.4940     1.3875     1.3560     1.3770
High for the period...............................   1.5470     1.5845     1.4413     1.3865     1.4267
Low for the period................................   1.4420     1.4037     1.3338     1.3263     1.3270

    In this prospectus references to euros are converted to dollars at a rate of
0.9369 dollars to 1.0 euro.

                                    DILUTION

    As of December 31, 1999, our consolidated net tangible book value was $357,489,000, or $0.53 per share. "Consolidated net tangible book value per share" represents the total amount of our consolidated tangible assets, reduced by the amount of total consolidated liabilities and divided by the number of shares outstanding. Tangible assets are defined as our consolidated assets, excluding intangible assets such as deferred financing costs. After giving effect to the acquisition of GlobeNet, the acquisition of the minority interests in certain of our subsidiaries, the issuance of additional shares derived from the anti-dilution provisions afforded to certain shareholders and the equity offering, after deducting underwriting discounts and commissions and estimated expenses, our net consolidated tangible book value at December 31, 1999 would have been $1,148,803,000 or $1.43 per share. This represents an immediate increase in consolidated net tangible book value of approximately $0.90 per share to the existing shareholders and an immediate dilution of $12.57 per share to new investors in the equity offering.

    Dilution per share represents the difference between the price per share to be paid by new investors and the net consolidated tangible book value per share immediately after the equity offering. The following table illustrates the per share dilution as of December 31, 1999.

Initial public offering price per share....................              $14.00
Consolidated net tangible book value per share before the
  equity offering..........................................   $ 0.53
Consolidated increase per share attributable to new
  investors................................................   $ 0.90
Adjusted consolidated net tangible book value per share
  after the equity offering and other material
  transactions.............................................              $ 1.43
                                                                         ------
Consolidated net tangible book value dilution per share to
  new investors............................................              $12.57
                                                                         ======

                                 CAPITALIZATION

    The following table sets forth our consolidated cash and capitalization as of December 31, 1999 on an actual basis, as adjusted to give effect to:

    - the issuance of 44,625,000 Subordinate Voting Shares for net proceeds to us of approximately $587 million;

    - our acquisition of all outstanding stock of GlobeNet;

    - the issuance of $787 million of senior notes that we currently intend to issue in the concurrent debt offerings;

    - the acquisition of the minority equity interests in certain of our subsidiaries and the related issuance of Series A Non-Voting Preferred Shares;

    - the conversion or exchange of our redeemable convertible preferred shares into Subordinate Voting Shares and our share capital reorganization; and

    - the completion of the $565 million 360ATLANTIC credit facility, of which $175 million has been drawn.

    This table should be read in conjunction with our consolidated financial statements, including the notes thereto, and the "Unaudited Pro Forma Consolidated Financial Data" and notes thereto included elsewhere in this prospectus.

                                                                 DECEMBER 31, 1999
                                                              ------------------------
                                                                            PRO FORMA
                                                                               AS
                                                                            ADJUSTED
                                                                ACTUAL     (UNAUDITED)
                                                              ----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Cash and cash equivalents...................................  $  521,362   $1,856,476
                                                              ==========   ==========
Debt (including current portion):
  12 1/2% senior notes due 2005.............................     175,000      175,000
  12% senior notes due 2009.................................     500,000      500,000
  360ATLANTIC credit facility...............................          --      175,000
  GlobeNet 360AMERICAS secured credit facility..............          --      100,000
  GlobeNet 13% senior notes due 2007........................          --      300,000
  New notes.................................................          --      768,410
                                                              ----------   ----------
  Total debt................................................     675,000    2,018,410
                                                              ----------   ----------

Redeemable convertible preferred shares.....................  $  349,827   $       --
Shareholders' equity
  Subordinate Voting Shares(1)..............................          --    2,321,209
  Multiple Voting Shares....................................          --       45,232
  Class A Non-Voting Shares.................................     236,436           --
  Class B Subordinate Voting Shares.........................      10,455           --
  Class C Multiple Voting Shares............................      45,232           --
  Other capital accounts....................................    (221,387)    (197,687)
  Deficit...................................................     (40,875)     (64,575)
                                                              ----------   ----------
                                                                  29,861    2,104,179
                                                              ----------   ----------
Total capitalization........................................  $1,054,688   $4,122,589
                                                              ==========   ==========

------------------------

(1) Does not give effect to 52,501,680 Subordinate Voting Shares reserved for issuance upon exercise of options under our stock option plan and the exercise of 1,902,000 stock options and the issuance of 411,214 Subordinate Voting Shares to a consultant after December 31, 1999.

                            SELECTED FINANCIAL DATA

    The selected financial data presented below for the year ended March 31, 1996, the five months ended August 31, 1996, the year ended August 31, 1997 and the nine months ended May 31, 1998 of our predecessor, the telecommunications division of Ledcor Industries, are derived from the audited financial statements of the predecessor division, which have been audited by Deloitte & Touche LLP, independent auditors.

    Our selected historical financial data presented for the period from February 5, 1998 to December 31, 1998 and year ended December 31, 1999 are derived from our audited consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, independent auditors.

    The unaudited pro forma financial data as at and for the year ended
December 31, 1999 are derived from our audited consolidated financial statements for the year ended December 31, 1999 and the audited consolidated financial statements of GlobeNet for the year ended December 31, 1999, audited by PricewaterhouseCoopers LLP, independent auditors, included elsewhere in this prospectus. The unaudited pro forma income statement for the year ended
December 31, 1999 gives effect to the following transactions as if they occurred on January 1, 1999:

    - our acquisition of all outstanding stock of GlobeNet;

    - the interest expense on $787 million of senior notes that we currently intend to issue in the concurrent debt offerings;

    - the interest expense on the $500 million of senior notes issued in July 1999; and

    - the amortization of goodwill arising from the acquisition of the minority equity interests in certain of our subsidiaries.

    The unaudited pro forma as adjusted balance sheet data at December 31, 1999 gives effect to the following transactions as if they occurred on December 31, 1999:

    - the issuance of 44,625,000 Subordinate Voting Shares for net proceeds to us of approximately $587 million;

    - our acquisition of all outstanding stock of GlobeNet for approximately $665 million of our Subordinate Voting Shares;

    - the issuance of $787 million of senior notes that we currently intend to issue in the concurrent debt offerings;

    - the acquisition of the minority equity interests in certain of our subsidiaries and the related issuance of Series A Non-Voting Preferred Shares;

    - the conversion or exchange of our redeemable convertible preferred shares into Subordinate Voting Shares and our share capital reorganization;

    - the completion of the $565 million 360ATLANTIC credit facility, of which $175 million has been drawn; and

    - the Canadian telecommunications arrangement.

    Our consolidated financial statements, the divisional financial statements of the predecessor division and the consolidated financial statements of GlobeNet have been prepared in accordance with U.S. GAAP. The results of operations for the predecessor division are not comparable to our results of operations after the telecommunications division of Ledcor was reorganized.

    EBITDA presented in the following table consists of net income (loss) before interest expense, net of interest income, provision for income taxes, depreciation, stock-based compensation, amortization of goodwill and income attributable to minority interest. EBITDA is presented because we believe that it is a useful indicator of our ability to meet debt service and capital expenditure requirements. It is not intended as an alternative measure of operating results or cash flow from operations (as determined in accordance with generally acceptable accounting principles). EBITDA is not necessarily comparable to similarly titled measures for other companies and does not necessarily represent amounts of funds available for management's discretionary use.

    For purposes of calculating the ratio of earnings to fixed charges, earnings consists of earnings (loss) before equity income, provision for income taxes, income attributable to minority interest and fixed charges. Fixed charges consists of interest expensed and capitalized, the portion of rental expense which we believe to be representative of interest (assumed to be one-third of rental expense) and pre-tax earnings required to cover the accretion on the redeemable convertible preferred shares. Pro forma loss for the year ended December 31, 1999 would have been insufficient to cover fixed charges by approximately $152 million.

    Capital expenditures represent actual cash expenditures incurred during the period and do not include acquisitions of assets for non-cash consideration. Route miles represent the number of miles spanned by fiber optic cable owned by us or in respect of which we have acquired capacity pursuant to swaps, leases, IRUs or other contractual rights at the end of the period, calculated without including physically overlapping segments of cable.

    The following table presents selected consolidated financial data derived from our consolidated financial statements. You should read the following information along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the related notes included elsewhere in this prospectus.

                            SELECTED FINANCIAL DATA
                (Dollars in thousands except per share amounts)

                                                                             360NETWORKS INC
                                                            --------------------------------------------------
                                                            FEBRUARY 5,           YEAR             PRO FORMA
                                                              1998 TO             ENDED           YEAR ENDED
                                                            DECEMBER 31,      DECEMBER 31,       DECEMBER 31,
                                                                1998              1999               1999
                                                            ------------      -------------      -------------
                                                                                                  (UNAUDITED)
INCOME STATEMENT DATA:
Revenue...............................................      $   164,319       $    359,746       $    386,094
Operating expenses:
  Costs...............................................          147,621            250,612            261,601
  General and administrative..........................            2,274             21,846             40,850
  Stock-based compensation............................               --              7,116             11,323
  Depreciation........................................              464              2,998              4,852
  Amortization of goodwill............................               --                 --             36,456
                                                            -----------       ------------       ------------
Total operating expenses..............................          150,359            282,572            355,082
                                                            -----------       ------------       ------------
Operating income......................................           13,960             77,174             31,012
Interest expense, net.................................              225             15,786            166,296
                                                            -----------       ------------       ------------
Income (loss) before income taxes, minority interest
  and equity accounted for investment.................           13,735             61,388           (135,284)
Provision for income taxes............................            5,643             30,314            (33,805)
                                                            -----------       ------------       ------------
                                                                  8,092             31,074           (101,479)
Income attributable to minority interest and equity
  accounted for investment............................              928             (7,434)              (773)
                                                            -----------       ------------       ------------
Net income (loss).....................................      $     9,020       $     23,640       $   (102,252)
                                                            ===========       ============       ============
Basic and fully diluted earnings (loss) per share.....      $      0.43       $      (0.03)(1)   $      (0.18)
Shares used to calculate basic and fully diluted
  earnings (loss) per share...........................       20,964,178        327,313,808        612,879,832

OTHER FINANCIAL DATA (UNAUDITED):
EBITDA................................................      $    15,352       $     87,288
Capital expenditures..................................            1,065            300,116
Ratio of earnings to fixed charges....................             26.8x               1.7x

STATEMENT OF CASH FLOWS DATA:
Operating activities..................................      $   (13,059)      $    (97,077)
Investing activities..................................            1,177           (321,283)
Financing activities..................................          168,350            785,719

OPERATING DATA:
Route miles...........................................            2,735             12,217

                                                           DECEMBER 31, 1998       DECEMBER 31, 1999
                                                           ------------------   ------------------------
                                                                                              PRO FORMA
                                                                 ACTUAL           ACTUAL     AS ADJUSTED
                                                           ------------------   ----------   -----------
                                                                                             (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents................................       $156,366        $  521,362   $1,856,476
Property and equipment--net..............................          4,014            77,009      119,713
Assets under construction................................         11,461           300,403      398,465
Total assets.............................................        236,260         1,310,989    4,258,765
Total debt...............................................        175,000           675,000    2,018,410
Redeemable convertible preferred shares..................             --           349,827           --
Shareholders' equity.....................................         18,261            29,861    2,104,179

--------------------------

(1) To compute basic and fully diluted loss per share, net income of $23,640,000 is reduced by a stock dividend of $5,000,000, accretion on preferred shares of $6,465,000 and an amount of $22,070,000 which represents the fair value of the Series A Non-Voting Preferred Shares issued to the existing shareholders for no consideration as a result of anti-dilution provisions in the original subscription agreement, resulting in a net loss to holders of Subordinate Voting Shares and Multiple Voting Shares of $9,895,000.

                                                              PREDECESSOR DIVISION
                                           ----------------------------------------------------------
                                           YEAR ENDED      FIVE MONTHS      YEAR ENDED   NINE MONTHS
                                           MARCH 31,    ENDED AUGUST 31,    AUGUST 31,      ENDED
                                              1996            1996             1997      MAY 31, 1998
                                           ----------   -----------------   ----------   ------------
INCOME STATEMENT DATA:
Revenue..................................   $ 3,824          $ 7,373         $58,008       $54,634
Operating expenses:
  Costs..................................     3,440            5,739          48,474        44,919
  General and administrative.............        57               91             863           710
  Depreciation...........................        24               15             112           317
  Amortization of goodwill...............        --               --              --            --
                                            -------          -------         -------       -------
Total operating expenses.................     3,521            5,845          49,449        45,946
                                            -------          -------         -------       -------
Operating income.........................       303            1,528           8,559         8,688
Interest expense, net....................        --               15             600            86
Equity income............................        --               --              --            --
Earnings before income taxes.............       303            1,513           7,959         8,602
                                            -------          -------         -------       -------
Income tax expense.......................       139              686           3,620         3,909
                                            -------          -------         -------       -------
Income attributable to minority
  interest...............................        --               --              --            --
                                            -------          -------         -------       -------
Net income (loss)........................   $   164          $   827         $ 4,339       $ 4,693
                                            =======          =======         =======       =======
OTHER FINANCIAL DATA (UNAUDITED):
EBITDA...................................   $   327          $ 1,543         $ 8,671       $ 9,005
Capital expenditures.....................        72              181           1,119         6,828
Ratio of earnings to fixed charges.......      24.3x            45.5x           10.3x         17.7x

STATEMENT OF CASH FLOWS DATA:
Operating activities.....................   $   666          $(3,078)        $(3,921)      $(2,502)
Investing activities.....................       (72)            (181)         (1,119)       (6,828)
Financing activities.....................      (595)           3,259           5,040         9,330

OPERATING DATA:
Route miles..............................        --               --           1,090         1,430

BALANCE SHEET DATA:
Cash and cash equivalents................   $    --          $    --         $    --       $    --
Fixed assets, net........................        --              464           1,471         7,982
Total assets.............................        --            6,476          32,268        39,549
Total debt...............................        --            2,067           6,774        10,933
Redeemable convertible preferred
  shares.................................        --               --              --            --
Shareholders' equity.....................        --            1,473           5,825         8,870

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    The following should be read along with our Consolidated Financial Statements and the Divisional Financial Statements of the telecommunications division of Ledcor Industries, including the related notes, included elsewhere in this prospectus.

GENERAL

    We were incorporated on February 5, 1998, but did not commence operations until May 31, 1998. As of May 31, 1998 we entered into a series of agreements, which we refer to as the reorganization, whereby Ledcor transferred to us the construction equipment, some fiber optic strands and some other assets of Ledcor Industries' telecommunications division. On September 27, 1999, we acquired additional fiber optic network assets from Ledcor. Recently, we completed the transfer to Urbanlink of certain Canadian telecommunications facilities. We own 51% of the participating equity shares and 33 1/3% of the voting shares of Urbanlink. Because these transactions were between entities under common control, the assets have been reflected in our financial statements using the carrying amounts recorded in Ledcor's accounts. We believe that the fair market values of the fiber assets we received and our equity investment in Urbanlink are significantly greater than their carrying amounts.

    We entered into two construction services agreements in which we agreed to fulfill Ledcor's fiber optic network construction commitments concerning some builds across Canada and the northern United States. In return, Ledcor paid us an amount equal to 115% of our costs. Our obligations under these agreements were substantially performed by January 1999. We also entered into a management services agreement and two employee services agreements with Ledcor. See "Relationships and Related Party Transactions--Transactions with Ledcor--Description of reorganization and related agreements."

    Prior to the reorganization, we were a shell company created for the purpose of continuing the business of Ledcor Industries' telecommunications division and did not have any operations or material assets. Accordingly, two sets of financial information are included in this prospectus. The Divisional Financial Statements of Ledcor Industries' telecommunications division prior to May 31, 1998 reflect the operations of our predecessor as a contractor and network developer. Our Consolidated Financial Statements for the period from the date of incorporation through December 31, 1998 primarily reflect our operating results due to the construction services agreements. Since January 1, 1999, the impact of the construction services agreements has not been significant on our consolidated financial statements.

REVENUES AND COSTS

    Since December 31, 1998 our revenues have been primarily generated from the sale, lease or grant of indefeasible right of use ("IRU") of network infrastructure. We anticipate a significant amount of our future revenues will be derived from providing network services, including optical channels, private line transmission, virtual voice trunking and packet-based data services including Internet protocol ("IP") transport and Asynchronous Transfer Mode ("ATM"). We anticipate that, as we proceed with the development of our network, the percentage of revenues which we receive from network services will increase as a percentage of our total revenue and that by 2001 our network services will provide our largest percentage of revenue on a consolidated basis and be a significant source of income.

    Sales of network infrastructure include agreements in the form of construction contracts and co-developments.

    Revenues from construction contracts to develop fiber optic systems are calculated on the percentage of completion basis using the cost-to-cost method over the life of the build. This method is used because we consider costs incurred to be the best available measure of progress of these contracts. We make provisions for all potential losses as soon as they become evident. We recognize revenue for co-development agreements on a percentage of completion basis.

    Following completion of a build, our retained fiber or conduit may be sold, granted through an IRU or leased to a third party. Lease revenues are recognized as earned over the life of the lease.

    In June 1999, the Financial Accounting Standards Board issued Interpretation No. 43, "Real Estate Sales, an interpretation of FASB Statement No. 66." The interpretation is effective for sales of real estate with property improvements or integral equipment entered into after June 30, 1999. Under this interpretation, title must transfer to a lessee in order for a lease transaction to be accounted for as a sales-type lease.

    All future sales and grants of IRUs of dark fiber or capacity will be evaluated under the new interpretation. If we do not pass title on the integral equipment pursuant to the agreements related to future transactions involving dark fiber or capacity sales and/or IRUs, or if such transactions otherwise do not meet the criteria in FASB statement No. 66, we will recognize the transfer prices as revenue ratably over the terms of the applicable agreements, rather than when the applicable segments of our network are delivered to, and accepted by, the purchaser. Usually, the purchaser pays the entire cash price to us upon its acceptance. Therefore, although the application of the new interpretation may affect the times of recognition of revenue from dark fiber and capacity sales, we expect there will be no effect on our financial position or cash flows from this prospective change in accounting.

    Cost of sales of network infrastructure, particularly dark fiber and conduit, consist of direct costs such as the conduit, fiber optic cable, construction of regeneration facilities, sales and commissions and labor and an allocation of indirect costs such as rights-of-way ("ROW") environmental restoration, equipment costs, insurance and interest charges. Costs of sales of network services include only the direct costs of sales commissions and points-of-presence ("POP") space. Indirect costs of network services are included in general and administrative expenses and depreciation.

ELIMINATION OF MINORITY INTERESTS

    We have recently acquired the minority interest in each of WFI-CN
Fibre Inc. ("360-CN") and Worldwide Fiber IC LLC ("IC LLC") in a cash and share exchange transaction, as a result of which CN acquired 14,920,866 Subordinate Voting Shares (to be reduced to 11,428,571 shares based on the initial public offering price of $14 per share). 360-CN is now a wholly owned subsidiary of Worldwide Fiber Networks Ltd., which is a wholly owned subsidary of ours, and IC LLC is now a wholly owned subsidiary of Worldwide Fiber IC Holdings, Inc., which is a wholly owned subsidiary of Worldwide Fiber Networks Ltd. Concurrent with the closing of the offering, we will acquire the remaining 25% minority interest in Worldwide Fiber (USA) Inc. ("360-USA") from Mi-Tech Communications, LLC ("Mi-Tech") in exchange for 22,285,714 Subordinate Voting Shares. Worldwide Fiber Networks Ltd. has 100% of the equity participation and 90% of the voting control of 360-USA, with the other 10% of voting control held by another subsidiary of ours, Worldwide Fiber Finance Ltd.

RESULTS OF OPERATIONS

360NETWORKS INC.
  YEAR ENDED DECEMBER 31, 1999 AND PERIOD FROM FEBRUARY 5, 1998 TO DECEMBER 31, 1998 (OPERATIONS COMMENCED MAY 31, 1998)

    REVENUE for the year ended December 31, 1999 was $359,746,000, versus $164,319,000 for the period from May 31, 1998 (commencement of operations) to December 31, 1998. Revenue in the current year was primarily derived from sales of conduit and fiber optic strands along segments in the Pacific Northwest, Northeast U.S. and eastern Canada. Revenues in the seven month period ended December 31, 1998 were primarily derived from the Construction Services Agreements with Ledcor.

    COSTS were $250,612,000 (70% of revenue) for the year ended December 31, 1999, versus $147,621,000 (90% of revenue) for the period from May 31, 1998 (commencement of operations) to December 31, 1998.

    GROSS PROFIT for the year ended December 31, 1999 was $109,134,000 (30% of revenue), versus $16,698,000 (10% of revenue) for the period from May 31, 1998 (commencement of operations) to December 31, 1998. The improvement in gross margin reflects our evolution from network construction to ownership and development of network infrastructure and services.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES were $21,846,000 (6% of revenue) for the year ended December 31, 1999, versus $2,274,000 (1% of revenue) for the period from May 31, 1998 (commencement of operations) to December 31, 1998. In the current year we completed a majority of the tasks necessary to perform the transition from Ledcor's management information and accounting systems to our own. General and administrative expenses are expected to continue to increase as we develop our systems, hire additional personnel and implement our marketing and sales strategy.

    STOCK-BASED COMPENSATION EXPENSE for the year ended December 31, 1999 was $7,116,000 relating to stock options granted during the year. Additionally, $188,553,000 of deferred compensation will be amortized over the remaining vesting term of the stock options.

    INTEREST EXPENSE was $33,908,000 for the year ended December 31, 1999 and was principally due to the issue of senior notes in December 1998 and July 1999. Interest income totaled $18,122,000 and arose from the investment of the proceeds of the senior notes in short-term, investment grade securities. Interest expense and interest income for the period from May 31, 1998 (commencement of operations) to December 31, 1998 was $492,000 and $267,000, respectively.

    INCOME TAXES provided for the year ended December 31, 1999 totaled $30,314,000, versus $5,643,000 for the period from May 31, 1998 (commencement of operations) to December 31, 1998. These consist primarily of current taxes arising from our U.S. and Canadian operations.

    MINORITY INTEREST for the year ended December 31, 1999 totaled $7,434,000 and represents 25% of the net income of 360-USA, 360-CN and IC LLC.

TELECOMMUNICATIONS DIVISION--LEDCOR INDUSTRIES
  NINE MONTHS ENDED MAY 31, 1998

    REVENUES GENERATED FROM CONTRACTS for the nine months ended May 31, 1998 were $54,633,888. The revenues for this period were principally derived from development for Ledcor Industries.

    CONTRACT COSTS were $45,321,566 for the nine months ended May 31, 1998. Contract costs primarily represent the costs associated with engineering, designing, building and managing third-party construction contracts. Contract costs as a percentage of revenue for the nine months ended May 31, 1998 were 83%.

    GENERAL AND ADMINISTRATIVE EXPENSES for the nine months ended May 31, 1998 were $710,240, representing 1% of revenues for the period. General and administrative expenses for the nine month period ended May 31, 1998 are primarily derived from overhead to accommodate progress on construction projects for Ledcor Industries and management of builds for third parties.

    INCOME TAX EXPENSE (RECOVERY) for the nine months ended May 31, 1998 represents a current expense of $5,509,000 and a recovery, on a deferred basis, of $1,600,000 using an effective tax rate of 45%. As a division, we would not in fact report taxes, but would have been consolidated within the tax return filed by Ledcor Industries. The difference between current tax expense and deferred tax recovery is due to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

TELECOMMUNICATIONS DIVISION--LEDCOR INDUSTRIES
  YEAR ENDED AUGUST 31, 1997

    REVENUES GENERATED FROM CONTRACTS for the year ended August 31, 1997 were $58,007,652. The revenues for this period are principally derived from the commencement of building assets for Ledcor Industries and management of the Alaska Fiber Star build in Alaska.

    CONTRACT COSTS were $49,184,985 for the year ended August 31, 1997. Contract costs for this period are primarily derived from the costs associated with the engineering, design and building of a construction project for Ledcor Industries and management of the Alaska Fiber Star build in Alaska. Contract costs as a percentage of revenue for the year ended August 31, 1997 were 85%. Contract revenues and contract costs for the year ended August 31, 1997 increased significantly due to the business in which Ledcor Industries had entered into, which was the building of a construction project and selling of its components to third parties. This was a different business than the business previously conducted by the telecommunications division in which Ledcor Industries would construct and develop fiber optic systems on a contract basis for specific telecommunications clients. Since this was a new business for Ledcor Industries the gross margin compared to prior years is not comparable.

    GENERAL AND ADMINISTRATIVE EXPENSES for the year ended August 31, 1997 were $863,373, representing 2% of revenues for the period. The general and administrative expenses for this period are primarily comprised of the overhead necessary to accommodate the commencement of the Ledcor Industries project and management of the Alaska Fiber Star build in Alaska.

    INCOME TAX EXPENSE for the year ended August 31, 1997 represents a current expense of $338,000 and a deferred expense of $3,282,000 using an effective tax rate of 45%. As a division, we would have been included within the tax return filed by Ledcor Industries. The difference between current tax expense and deferred tax expense is due to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

LIQUIDITY AND CAPITAL RESOURCES

    We have an aggressive business plan to build out our network. By the end of 2001, our planned network will consist of approximately 56,300 route miles in North America, Europe and South America including an undersea cable between North America and Europe and an undersea cable between South America and North America. We intend to expand our network including network services to provide connectivity on a global basis. We offer network services to meet our customers' demands, enable Internet services and intend to develop products and services that capitalize on the convergence of telecommunications and high-bandwidth applications and services.

Building out the network will require a significant investment in the development of fiber and conduits held for sale, grant of IRU, or lease and the purchase of additional network infrastructure and equipment to establish transmission facilities.

    We estimate that the total cost to develop and light our network is approximately $4.8 billion.

    - We estimate that the total cost to complete and light our network of 24,100 route miles in North America will be $1.7 billion.

    - We estimate that the capital costs of completing and lighting our network of 10,600 route miles in Europe will be $360 million.

    - We estimate that the total cost of the 360ATLANTIC undersea cable project to be approximately $865 million. The majority of these costs are subject to fixed price contracts.

    - We estimate the total cost of the 360AMERICAS undersea cable project to be approximately $900 million. The majority of these costs are subject to fixed price contracts.

    - We estimate the total cost to acquire and develop existing and future colocation facilities in North America and Europe to be approximately $860 million.

    In order to finance the above costs of network development:

    - For North America, we have issued $675 million of senior notes and we plan to use some of the proceeds of this offering and concurrent debt offerings and cash from operations.

    - For Europe, we plan to use some of the proceeds of this offering, concurrent debt offerings and cash from operations.

    - For our 360ATLANTIC undersea cable project, we used a significant portion of the proceeds from our sale of our $345 million of redeemable convertible preferred shares in September 1999 and have also entered into a $565 million credit facility dedicated to the 360ATLANTIC undersea cable project, of which $175 million has been drawn. The 360ATLANTIC credit facility has been provided to a group of our subsidiaries and is non-recourse to us.

    - For our 360AMERICAS undersea cable project, we plan to issue Subordinate Voting Shares to acquire all of the outstanding shares of GlobeNet. We also plan to use the proceeds of GlobeNet's $300 million senior notes and GlobeNet's $400 million credit facility, of which $100 million has been drawn. The 360AMERICAS credit facility will be non-recourse to us. We are required to use GlobeNet's cash to fund the completion of this project.

    - For acquisition of the colocation facilities in North America that we have agreed, subject to execution of definitive agreements, to acquire, we plan to issue equity and use up to $150.2 million of our existing cash balances. We expect to use some of the proceeds of this offering and the concurrent debt offerings and cash from operations to further develop these facilities and to acquire and develop additional colocation facilities in North America and Europe.

    Our estimated capital expenditures for our current network development plans for the year ending December 31, 2000 are $2.8 billion, of which approximately $1.2 billion will be used for our terrestrial network in North America and Europe, approximately $500 million will be used for 360ATLANTIC, approximately $730 million will be used for 360AMERICAS and approximately $400 million will be used for the acquisition and development of colocation facilities. We anticipate that these funding sources will provide us with sufficient capital to complete our terrestrial and undersea networks and to implement our related network services strategy. However, because the cost of developing our network and implementing our network services strategy will depend on a variety of factors, many of which are beyond our control, including changes in the competitive environment of our current and planned markets, we expect that our actual costs may vary materially from those currently budgeted. In the event that our actual costs exceed our current budget or we do not have the funds we anticipate, we have the ability to adjust the number or sequence of segments we develop. We anticipate that we will continue to experience negative cash flow (after capital expenditures) as we build out the network which is expected to be completed by the end of 2001.

    In addition to our planned network, we expect to pursue opportunities to expand geographically or enhance the services that we offer our customers. We will also seek to identify opportunities to develop new facilities which enable us to provide value added network services such as colocation services and other communications services and products. Accordingly, from time to time we may seek to raise additional capital in the debt and/or equity capital markets prior to completion of our planned network. We cannot assure you that we will be successful in raising the capital necessary for completion of the remainder of our planned network development, the implementation of our network services strategy, the 360ATLANTIC and 360AMERICAS projects or for other opportunities on a timely basis or on terms that are acceptable to us.

    We currently intend to offer $787 million of senior notes in the concurrent debt offerings. We may increase the aggregate amount of senior notes sold in such offerings. Any such increase would increase our cash and cash equivalents but would also increase our interest expense. The closing of this offering is not conditioned on the closing of either of the debt offerings. If we do not issue that debt because of market conditions or because terms acceptable to us are not available, we will need to raise additional capital to complete our network and other items described under "Use of Proceeds." We may not be able to raise this capital or raise this capital on terms acceptable to us.

    In addition, we have accepted an underwritten commitment from The Chase Manhattan Bank and an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation to provide up to $1.0 billion of financing under a senior credit facility. This commitment is subject to negotiation of definitive documentation and other closing and lending conditions. The amounts borrowed under this facility will be required to be used in compliance with restrictions contained under our indentures. There can be no assurance that this credit facility will be entered into in a timely fashion or at all.

    At December 31, 1999, we had working capital of $655 million, including $521 million in cash or cash equivalents. Cash used in operations during the year ended December 31, 1999 totalled $97 million.

    We cannot assure you that our cash flow and capital resources will be sufficient to repay the notes and any other debt we may incur in the future, or that we will be successful in obtaining alternative financing. If we are unable to repay our debts, we may be forced to reduce or delay the completion or expansion of our network, sell some of our assets, obtain additional equity capital or refinance or restructure our debt. If we are unable to meet our debt service obligations or comply with our covenants, a default under our debt agreements would result. To avoid a default, we might need waivers from third parties, which might not be granted. See "Risk Factors--Leverage."

ACCOUNTING PRONOUNCEMENTS

    We adopted the American Institute of Certified Public Accountants' Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" (SOP 98-5) effective January 1, 1999. SOP 98-5 requires that all start-up costs be expensed and that the effect of adopting SOP 98-5 be reported as the cumulative effect of a change in accounting principle. The effect of adopting SOP 98-5 on our results of operations was immaterial.

    We adopted the American Institute of Certified Public Accountants' Statement of Position 98-1, ("SOP98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal

Use" effective January 1, 1999 which requires that costs incurred for the development of internal use software be recorded as an asset and amortized over its useful life. The effect of adopting SOP 98-1 on our operations is not material.

    We adopted Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information," during the fourth quarter of 1998. SFAS No. 131 established standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers.

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement established accounting and reporting standards for derivative instruments, including some derivative instruments embedded in other contracts and for hedging activities. We do not expect the adoption of SFAS No. 133 to have a material impact on our consolidated financial statements.

    In June 1999, the Financial Accounting Standards Boards (FASB) issued Interpretation No. 43, "Real Estate Sales, an interpretation of FASB Statement No. 66." The interpretation is effective for sales of real estate with property improvements or integral equipment entered into after June 30, 1999. Under this interpretation, title must transfer to a lessee in order for a lease transaction to be accounted for as a sales-type lease. After June 30, 1999, the effective date of FASB Interpretation No. 43, sales-type lease accounting will only be appropriate for dark fiber and capacity leases where title under the lease is transferred to the lessee or if the agreement was entered into after June 30, 1999. Transactions will be accounted for as operating leases where title is not transferred to the lessee.

MARKET RISK DISCLOSURES

    INTEREST RATE RISK

    We have interest rate risk exposure related to our senior notes, which have a fixed interest rate. The notes will be subject to interest rate risk resulting from a future decrease in interest rates on obligations with comparable terms below the interest rate on the senior notes. We currently do not mitigate the risk of interest rate movements through the use of interest rate swaps or other derivative instruments. However, subsequent to the offering we may choose to manage our risk associated with interest rate movements through an appropriate balance of fixed and variable rate obligations. To maintain an effective balance of fixed and variable obligations, we may elect to enter into specific interest rate swaps or other derivative instruments as we deem necessary. The senior notes pay interest at fixed rates.

    The table below provides information about our senior notes.

                                                              EXPECTED MATURITY DATE
                           --------------------------------------------------------------------------------------------
                                                                                        THERE-                   FAIR
                             2000        2001        2002        2003        2004       AFTER       TOTAL       VALUE
                           --------    --------    --------    --------    --------    --------    --------    --------
                                                                    (DOLLARS IN MILLIONS)
Senior Notes
  Due December 15,
    2005.................   $  --       $  --       $  --       $  --       $  --      $ 175.0      $175.0      $182.0
  Fixed Rate.............    12.5%       12.5%       12.5%       12.5%       12.5%        12.5%         --          --

  Due August 1, 2009.....      --          --          --          --          --      $ 500.0      $500.0      $515.0
  Fixed Rate.............    12.0%       12.0%       12.0%       12.0%       12.0%        12.0%         --          --
                            -----       -----       -----       -----       -----      -------      ------      ------
                            $   -       $  --       $  --       $  --       $  --      $ 675.0      $675.0      $697.0
                            =====       =====       =====       =====       =====      =======      ======      ======

    The senior notes are comprised of $175.0 million 12.5% notes due
December 15, 2005 with interest paid semi-annually and $500.0 million 12.0% notes due August 1, 2009 with interest paid semi-annually. These senior notes have provisions which, in certain circumstances, permit or oblige us to redeem all or part of the notes before their redemption dates.

    FOREIGN CURRENCY RISK

    We presently do not utilize derivative or other financial instruments to hedge the risk associated with the movement in foreign currencies. However, management continually monitors fluctuations in these currencies and will consider the use of derivative financial instruments or employment of other investment alternatives if cash flows or investment returns so warrant.

                                    BUSINESS

    We are a leading independent, facilities-based provider of fiber optic communications network products and services. By the end of 2001, we expect our network to consist of approximately 56,300 route miles in North America, Europe and South America, including an undersea cable between North America and Europe and an undersea cable between South America and North America. We recently agreed, subject to execution of definitive agreements, to aquire colocation facilities or site rights in ten cities in North America comprising approximately 2.9 million square feet. We intend to expand our network to provide connectivity on a global basis. Our network's design uses state-of-the-art optical technologies that we believe greatly reduces complexity and cost while allowing us to offer increased reliability and a wide range of products and services. In addition, we offer network services to meet our customers' demands and enable Internet services and intend to develop products and services that capitalize on the convergence of telecommunications and high-bandwidth applications and services. Our network is scheduled to be completed by the end of 2001.

    Our network consists of fiber optic assets and capacity that we have installed or acquired from other developers and carriers through swaps, purchases, leases, IRUs or other contractual rights along diverse ROW. In North America, our network is expected to cover approximately 24,100 route miles, of which more than 12,200 route miles have been developed to date, encompassing both long-haul and intra-city route miles and providing connectivity among approximately 50 major population centers. In Europe, our network is expected to cover approximately 10,600 long-haul route miles (assuming, with respect to 1,300 route miles, the exercise of an option that we have), of which more than 4,900 route miles have been developed to date, providing connectivity among approximately 35 major population centers. Our 7,600 route mile fully protected undersea cable between North America and Europe will have the capacity to be a
1.92 terabits per second ("tbps"), self-healing ring that will connect landing sites in Boston, Halifax, Dublin and Liverpool and to major gateway cities in Europe and North America, including London and New York. Our planned 14,000 route mile fully protected undersea cable between South America and North America will have the capacity to be a 1.28 terabits per second, self-healing ring that will be able to offer city-to-city connectivity between 6 major population centers in Brazil, Venezuela, Bermuda and the United States. We intend to expand our planned network to more population centers through the addition of intercity and city ring capacity in North America, Europe and South America. We are also reviewing opportunities to expand the geographic reach of our network, including transpacific connectivity to Asia. In addition, we intend to extend our network to Buenos Aires through undersea and/or terrestrial routes.

    We believe that there is growing demand for fiber optic capacity and related network elements to transmit and service high-bandwidth data, voice and video. This growing demand is being accelerated by new applications and services and by improvements in "last mile" technology such as digital subscriber line ("DSL") and cable modems. In this changing market environment, we believe that we are in a favorable competitive position to satisfy this demand relative to other service providers due to our low-cost, seamless technology and consistent network operating architecture. We have achieved a low-cost position by:

    - leveraging our construction skills;

    - co-developing and swapping along some corridors of our network;

    - using equity as payment for important elements such as bulk rights-of-way; and

    - using optical design and technologies that eliminate layers of equipment traditionally required to support legacy systems.

    Our current and targeted customers include new and incumbent telecommunications service providers ("TSPs"), Internet service providers ("ISPs"), application service providers ("ASPs"), storage service providers ("SSPs") and large organizations ("LORGs") with enterprise network needs. We believe that these customers have a limited choice of independent service providers capable of offering high-capacity, reliable, secure and cost-effective services, including enabling Internet services, between major population centers in North America, Europe and South America. As a result, we believe that our targeted customers will buy services from us rather than purchase them from another source or build these service capabilities themselves. To meet our customers' requirements, we offer a wide range of services on a scalable basis, including:

    - network services--optical channels, private line transmission, packet-based data services such as IP transport and ATM, and virtual voice trunking; and

    - network infrastructure--dark fiber and conduit for sale, grant of IRU or lease and construction services supporting the development of our network.

    Through the colocation facilities that we have agreed to acquire and additional colocation facilities that we intend to acquire we intend to provide additional network services such as Internet data centers, applications hosting, electronic commerce support and web hosting. We also intend to expand our business to include additional network services such as video transport services, independent Internet access for transport and peering and management services to allow carriers to migrate from circuit-switched technologies to packet-based technologies.

    We expect to enable our customers to establish and maintain a strong competitive position in providing services to their end users. We believe that our independence, product design, seamless technology, consistent network architecture, simple billing systems and end-to-end international connectivity will enable us to gain a strong market position.

    We plan to realize the value of the network through developing a broad range of managed bandwidth and Internet enabling products and services and the sale, grant of IRU, lease or swap of dark fiber and conduit. We are adding the necessary transmission equipment to enable us to provide bandwidth services and other value-added network services to carriers and other service providers along segments of our network. We intend to enhance the connectivity of the network and satisfy customer demand through purchases, leases and swaps of bandwidth and through joint ventures.

MARKET OPPORTUNITY

    Our network is designed to provide our customers with secure, independent transmission facilities and sufficient capacity on a local, regional, national or international basis to accommodate their increasing demand and plans for expansion. According to The Yankee Group and other industry sources, growth in the high-bandwidth telecommunications industry is expected to continue due to a number of factors, which include:

    - INNOVATIONS AND ADVANCES IN TRANSMISSION TECHNOLOGY. Technological innovations continue to increase the capacity and speed of advanced fiber optic networks while decreasing the cost of transmission allowing for continued growth in Internet usage and increases in the number of network users. This increased capacity and speed has resulted in the development of bandwidth-intensive applications. Improvements in "last mile" technology, such as DSL, cable modems and fixed and 3G wireless access are contributing to the significant increase in the number of subscribers using such applications. In addition, the anticipated proliferation of wireless Internet and data technologies and devices such as 3G broadband technology are also expected to contribute to increases in demand for bandwidth.

    - INCREASING DEMAND FOR HIGH-BANDWIDTH APPLICATIONS, LARGELY DRIVEN BY THE INCREASE IN INTERNET TRAFFIC. There has been, and according to The Yankee Group there will continue to be a significant growth in demand for Internet, local loop data, video services and long distance. The increase in computer power and usage, as well as the continued demand for and development of faster Internet connection speeds, are driving significant increases in communications use for Internet and data services.

    - DEREGULATION OF THE TELECOMMUNICATIONS INDUSTRY, WHICH HAS RESULTED IN A PROLIFERATION OF SERVICE PROVIDERS. The telecommunications industry continues to experience liberalization on a global basis. Our high-bandwidth platform allows both new entrants to compete in this market and existing service providers to expand into new markets.

BUSINESS STRATEGY

    We believe that demand for high-bandwidth data transmission capacity from TSPs, ISPs, ASPs, SSPs and LORGs with enterprise network needs will increase substantially over the next several years. The key elements of our business strategy to exploit the growing demand for bandwidth and enhanced network services are to:

    PROVIDE HIGH-BANDWIDTH CONNECTIVITY BETWEEN, AND COLOCATION FACILITIES IN, MAJOR GLOBAL POPULATION CENTERS. The footprint of our network is designed with the input of our customers and, when complete, our combination of terrestrial and undersea fiber networks will allow us to offer our customers seamless and scalable connectivity between major population centers in North America, Europe and South America, areas in which bandwidth demand is high and is expected to grow rapidly. We intend to expand our planned network to more population centers through the addition of intercity and city ring capacity in North America, Europe and South America. We are also reviewing opportunities to expand the geographic reach of our network to have transpacific connectivity to Asia. In addition, we intend to extend our network to Buenos Aires through undersea and/or terrestrial routes.

    DEVELOP AND OPERATE A TECHNOLOGICALLY ADVANCED, HIGH-CAPACITY, LOW-COST NETWORK. Our network is designed with the most advanced commercially available technology to provide the highest levels of reliability, security and flexibility demanded by our customers. Generally, construction to add to our network is commenced only after we have pre-sold sufficient strands and conduit to cover approximately 50% of our anticipated cost of that segment, thereby reducing capital risk and creating a low-cost structure relative to our competitors. In some segments we may seek a co-developer to fund a portion of the project in exchange for receiving fiber or conduit assets. In appropriate circumstances, the strategic nature of a segment may cause us to retain a higher percentage of fiber and conduit, and associated costs, for our own account. We believe that our network will have a low-cost basis relative to other telecommunications carriers for the following reasons:

    - Sophisticated network architecture based on DWDM optics and packet switching reduces the complexity and the number of component systems that were previously required to deliver voice, Internet and data services. This simplified approach reduces our capital expenditures and operating expenses relating to billing support, program management and systems support.

    - The installation of multiple fibers per route mile and spare conduits reduces the per fiber mile cost to construct, operate and upgrade our network.

    - Some of our current ROW, licenses, permits and franchises are valuable assets that would be costly and difficult for others to procure or replicate in the future.

    - Where possible, our policy is to retain fiber assets for our own use along routes where we complete third-party construction.

    Our low-cost structure should allow us to remain price competitive with other providers of broadband communications infrastructure and Internet connectivity services while sustaining margins and providing customers a cost-effective alternative to constructing their own networks.

    EXTEND THE REACH OF OUR NETWORK THROUGH DEVELOPMENT, SWAPS AND ACQUISITIONS OF FIBER AND CAPACITY. We plan to continue to develop our network to extend its connectivity to major global population centers. For example, we have recently entered into a joint build agreement with

Telewest in the United Kingdom. Further, we intend to continue to explore strategic opportunities and the use of swaps of fiber and capacity to extend the reach of our network at a low incremental cost. Our recent agreements with Telia to expand our network footprint in Europe through a fiber swap and with GlobeNet to expand our connectivity with South America through a cable acquisition are examples of this strategy.

    EXPAND OUR MARKETING CAPABILITIES. We are focused on providing our network services to TSPs, ISPs, ASPs, SSPs and LORGs with enterprise network needs. In North America, our customer relationships are cultivated and maintained by our direct sales force and marketing staff. We intend to expand our European sales and marketing efforts by hiring additional managers and salespeople in new regional European sales offices by the end of the year.

    INCREASE, IN COLLABORATION WITH OUR CUSTOMERS, THE NUMBER OF PRODUCTS AND SERVICES THAT WE OFFER, INCLUDING MANAGED BANDWIDTH AND INTERNET ENABLING PRODUCTS AND SERVICES. We offer our customers managed bandwidth and Internet enabling products and services such as colocation facilities. We anticipate offering services such as Internet data centers, applications hosting, electronic commerce support and web hosting to meet our customers' evolving needs and capitalize on the expanding demand for new telecommunications products and services. We plan to develop an extensive range of innovative products and services which will use our state-of-the-art IP-based network infrastructure.

    CAPITALIZE ON MANAGEMENT EXPERIENCE AND RELATIONSHIPS. We have assembled and will continue to build a strong management team and board of directors with communications expertise and extensive experience in network design, construction, operations and sales. Members of our board of directors and our new Chief Executive Officer, Gregory Maffei, have extensive experience in initiating, pursuing and implementing strategic alliances in communications and technology industries. In addition, Michael Dell, Chairman and Chief Executive Officer of Dell Computer Corporation, Terence Matthews, Chairman and Chief Executive Officer of Newbridge Networks Corporation, Rupert Murdoch, Chairman and Chief Executive Officer of News Corporation, Dr. Nathan Myhrvold, Chief Technology Officer of Microsoft Corporation, Anthony Naughtin, President and Chief Executive Officer of InterNAP Network Services Corporation, and Denis O'Brien, Jr., Chairman of Esat Telecom Group, plc, each recently agreed to join our Strategic Advisory Committee, which will advise us on network technology directions, help us develop products and services to meet the requirements of our customers and capitalize on the convergence of telecommunications and high-bandwidth applications and services.

    PURSUE ADDITIONAL STRATEGIC ALLIANCES IN NETWORK SERVICES AND
TECHNOLOGY. We will pursue additional strategic alliances with communications providers that have high-bandwidth needs and are willing to offer us long-term, high capacity commitments for traffic on our network. Such strategic alliances could also allow us to combine our capabilities with those of our strategic alliance partners and thereby offer our customers additional products and services. Our investment in TeraBeam Corporation, an emerging broadband services provider and the investment in us of divine interVentures, inc. are examples of this strategy.

THE NETWORK

    Our network will cover approximately 56,300 route miles and will encompass long-haul and intra-city routes and an undersea cable between North America and Europe and an undersea cable between South America and North America. Our network consists of fiber optic assets and capacity that we have installed or acquired from other developers and carriers through swaps, purchases, leases, IRUs or other contractual rights along diverse ROW. We intend to expand our network including bandwidth and other Internet enhancing services to provide connectivity on a global basis to meet our customers' demands and in response to our needs for connectivity for our telecommunications business.

NORTH AMERICA

    In North America, our network is expected to cover approximately 24,100 route miles, encompassing both long-haul and intra-city route miles by the end of 2001. We intend to further develop, swap, lease, obtain IRUs in respect of, or purchase additional long-haul route miles and intra-city rings in North America. The footprint will consist of the following:

    - a North American long-haul fiber optic network including: (1) three primary east-west routes and (2) three primary north-south routes, running along the West Coast, the Mississippi River Valley and the East Coast. Our network in North America will serve approximately 50 major population centers; and

    - a series of intra-city networks in Toronto, Vancouver, Montreal, Ottawa and Calgary, in addition to the city ring currently under construction in Seattle.

EUROPE

    In Europe, our network is currently expected to cover approximately 10,600 long-haul route miles (assuming, with respect to 1,300 route miles, the exercise of an option that we have) providing connectivity among approximately 35 major population centers by the end of 2001.

    The fiber we acquired via the KPNQwest, Telia, Telewest and Carrier1 transactions places our assets in ten European countries. The planned footprint will consist of eight rings connecting the following cities:

    - Liverpool, Manchester, Birmingham, Bristol, London, Cambridge and
      Sheffield;

    - London, Paris, Strasbourg, Frankfurt, Dusseldorf, Hamburg and Amsterdam;

    - Hamburg, Kolding and Copenhagen;

    - Copenhagen, Stockholm and Oslo;

    - Frankfurt, Stuttgart, Munich, Dresden, Berlin, Hamburg and Cologne;

    - Stuttgart, Zurich, Milan, Torino, Marseilles, Lyon, Geneva, Basel and
      Kehl;

    - Paris, Lyon, Toulouse and Bordeaux; and

    - Lyon, Marseilles, Barcelona, Valencia, Madrid, Bilbao, Bordeaux and Toulouse.

    These routes will be acquired through the following agreements:

    - KPNQWEST. In March 2000, we signed an agreement with KPNQwest Carrier Services B.V. ("KPNQwest"), under which we will purchase for a twenty-year period an IRU for approximately 4,500 route miles of multiple fiber strands on KPNQwest's Southern European network covering 25 population centers. The agreement contemplates that KPNQwest will deliver the fibers to us in segments and rings starting in the third quarter of 2000, with a final delivery date in the fourth quarter of 2001. In addition, KPNQwest will provide us with colocation and maintenance services. Also in March 2000, we signed an agreement with KPNQwest Atlantic Limited under which KPNQwest Atlantic will purchase for a twenty-year period an IRU for capacity on our network between New York City and London. We will deliver this capacity over a two-year period starting in March 2001. Each of these two agreements is subject to due diligence and other conditions that entitle either party to terminate the agreements without penalty prior to May 1, 2000.

    - TELIA. In December 1999, we signed a contract with Telia under which we will swap for a twenty-year period an IRU for multiple fiber strands on part of our North American network in exchange for an IRU for approximately 4,000 route miles of multiple fiber strands of Telia's European network covering Germany, France, the United Kingdom, the Netherlands, Denmark, Sweden and Norway. The contract contemplates that we will deliver fibers to Telia by the end of the first quarter of 2001 and Telia will deliver the fibers to us by the end of the fourth quarter of 2000. In addition, we will provide each other with colocation services, regeneration sites, points of presence in main cities and operations and maintenance services.

    - TELEWEST. In December 1999, we signed a co-development agreement with Telewest to provide us with multiple conduits on an approximate 736 route mile ring network which will connect Liverpool to London via Manchester, Birmingham and Bristol and via Sheffield and Cambridge. In addition, we have an option to require Telewest to provide access to existing dark fiber on two diverse routes connecting Liverpool to London on a backup network with common regeneration sites if the co-development assets are not delivered on schedule.

    - CARRIER1. In December 1999, we signed a contract with Carrier1 enabling us to order wholesale capacity on their network connecting London to 18 major population centers beginning March 1, 2001. In addition, the contract provides us with the option to acquire dark fiber strands in Germany and/or wavelengths in France.

UNDERSEA CABLES

    360ATLANTIC. Our 7,600 route mile undersea cable between North America and Europe cable project will have the capacity to be a 1.92 tbps, self-healing ring that will connect landing sites in Boston, Halifax, Dublin and Liverpool and to major gateway cities in Europe and North America, including London and New York. In June 1999, we entered into a turnkey supply agreement with Tyco Submarine Systems Ltd. ("Tyco") whereby Tyco will serve as the primary contractor for 360ATLANTIC, taking responsibility for the design, construction, installation and testing of the cable. Tyco is a leading supplier of undersea communications systems and services to various projects around the world. 360ATLANTIC's self-healing ring design will have a capacity of 1.92 tbps on each segment using 4 fiber pair with state-of-the-art, 48-wavelength technology on each fiber pair. Tyco is required to complete and deliver our 360ATLANTIC undersea cable by the first quarter of 2001.

    360AMERICAS. The planned 14,000 route mile undersea cable between South America and North America we will acquire with the acquisition of GlobeNet will have the capacity to be a 1.28 terabits per second, self-healing ring that will be able to offer city-to-city connectivity between 6 major population centers in Brazil, Venezuela, Bermuda and the United States. Alcatel Submarine Networks Inc. ("Alcatel") will serve as the primary contractor for 360AMERICAS on a turnkey basis, taking responsibility for the design, construction and installation of the cable. Alcatel is a global leader in the construction and installation of undersea fiber optic cables. Alcatel is expected to complete and deliver the undersea portion of the 360AMERICAS cable by the end of the second quarter of 2001.

    Among other conditions, the GlobeNet acquisition is subject to the approval by a majority in number representing at least 75% in value of each of two classes of GlobeNet shareholders present in person or by proxy and voting at a separate meeting of each such class. Holders of over 75% of each class of GlobeNet shares have entered into a voting agreement with GlobeNet and us to approve the acquisition.

    We expect that some of GlobeNet's shareholders will purchase up to $61.2 million of our Subordinate Voting Shares at the initial public offering price.

FUTURE EXPANSION

    We believe that there may be opportunities in North America, Europe and South America to further develop our network. We intend to expand our planned network to more population centers through the addition of intercity and city ring capacity in North America, Europe and South America. We are also reviewing opportunities to expand the geographic reach of our network, including transpacific connectivity to Asia.

NETWORK DEVELOPMENT PLAN

    We expect to complete the development of our currently planned network in 2001. Although the following table summarizes our current plans for completing the terrestrial network, the segments, actual route miles, scheduled completion dates, major population centers connected and proposed participants/co-developers/swaps/joint ventures listed below may change due to market and other circumstances, some of which may be beyond our control:

    NORTH AMERICA

                                     COMPLETED ROUTE
                                       MILES AS OF         SCHEDULED
                        ESTIMATED     DECEMBER 31,         COMPLETION              MAJOR POPULATION
SEGMENT                ROUTE MILES        1999                DATE                 CENTERS CONNECTED
-------                -----------   ---------------   ------------------   -------------------------------
LEDCOR BUILD:             5,068           5,068        Complete             Vancouver, Edmonton, Calgary,
                                                                            Winnipeg, Minneapolis, Chicago,
                                                                            Toronto and Detroit
CANADA BUILD:             2,050           1,243        Fourth Quarter       Edmonton, Winnipeg and Toronto
                                                       2000
WEST COAST BUILD:         4,102           1,286        Fourth Quarter       Edmonton, Vancouver, Seattle,
                                                       2000                 Portland, Sacramento,
                                                                            Los Angeles, San Diego,
                                                                            Phoenix and San Antonio
NORTHEAST BUILD:          3,314           1,611        Fourth Quarter       New York, Boston, Buffalo,
                                                       2000                 Albany, Detroit, Toronto,
                                                                            Montreal, Quebec City
                                                                            and Halifax
EAST COAST BUILD:         4,784           2,601        First Quarter 2001   New York, Washington DC,
                                                                            Atlanta, Jacksonville, Memphis,
                                                                            Miami and New Orleans
CENTRAL BUILD:            1,120              --        Fourth Quarter       Chicago and New Orleans
                                                       2000
MID-AMERICA BUILD:        3,162             408        First Quarter 2001   Chicago, Denver, New Orleans,
                                                                            Omaha, Sacramento and Salt Lake
                                                                            City

CITY RINGS:                 511              --        Fourth Quarter       Calgary, Montreal, Ottawa,
                                                       2000                 Seattle, Toronto, Vancouver
                                                                            and Edmonton
                         ------          ------
TOTAL ROUTE MILES        24,111          12,217
                         ======          ======


                            PROPOSED PARTICIPANT/
                          CO-DEVELOPER/SWAPS/JOINT
SEGMENT                           VENTURES
-------                -------------------------------
LEDCOR BUILD:          Call-Net, Bell Canada,
                       AT&T Canada and Enron
CANADA BUILD:          Telus
WEST COAST BUILD:      Telus, Call-Net, FTV, GST,
                       Level 3, Metromedia, NEXTLINK,
                       Qwest,
                       Williams Communications,
                       Caprock, Enron and Telia
NORTHEAST BUILD:       AT&T Canada, Telus, CN,
                       Level 3, Williams,
                       Telia, Enron and Qwest
EAST COAST BUILD:      Metromedia, Qwest and Enron
CENTRAL BUILD:         Enron and Qwest
MID-AMERICA BUILD:     Pathnet, Telia, Enron and
                       Adesta
CITY RINGS:            GST, Level 3, Metromedia,
                       Qwest, NEXTLINK, GTE, McLeod
                       and Global Crossing
TOTAL ROUTE MILES

    EUROPE

                                            SCHEDULED                                           PROPOSED PARTICIPANT/
                           ESTIMATED        COMPLETION            MAJOR POPULATION             CO-DEVELOPER/SWAPS/JOINT
SEGMENT                   ROUTE MILES          DATE               CENTERS CONNECTED                    VENTURES
-------                 ---------------   --------------   -------------------------------   ----------------------------
UK:                               736     Third Quarter    London, Liverpool and             Telewest and Telia
                                          2000             Manchester
GERMANY:                        2,755     Second Quarter   Strasbourg, Frankfurt, Hamburg,   Telia, Carrier1 and KPNQwest
                                          2001             Munich, Dusseldorf
                                                           and Stuttgart
HOLLAND/FRANCE:                 3,051     Second Quarter   Amsterdam, Paris, Marseilles      Telia and KPNQwest
                                          2001             and Lyon
SCANDINAVIA:                    1,628     First Quarter    Copenhagen, Stockholm and Oslo    Telia
                                          2001
SWITZERLAND:                      708     First Quarter    Zurich, Geneva and Basel          KPNQwest
                                          2001
SPAIN/FRANCE:                   1,392     Fourth Quarter   Barcelona, Valencia,              KPNQwest
                                          2001             Madrid, Bilbao,
                                                           Toulouse and Bordeaux
ITALY:                            344     Second Quarter   Milano and Torino                 KPNQwest
                                          2001
                        ---------------
TOTAL ROUTE MILES              10,614
                        ===============

    UNDERSEA CABLES

                                             SCHEDULED                                          PROPOSED PARTICIPANT/
                            ESTIMATED        COMPLETION            MAJOR POPULATION            CO-DEVELOPER/SWAPS/JOINT
SEGMENT                    ROUTE MILES          DATE               CENTERS CONNECTED                   VENTURES
-------                  ---------------   --------------   -------------------------------   --------------------------
360ATLANTIC                      7,600     First Quarter    Dublin, Liverpool, Boston and           --
                                           2001             Halifax
360AMERICAS                     14,000     Second Quarter   United States, Brazil,                  --
                                           2001             Venezuela and Bermuda
                         ---------------
TOTAL ROUTE MILES               21,600
                         ===============

COLOCATION FACILITIES

    NORTH AMERICA

    We have agreed, subject to execution of definitive agreements, to acquire existing colocation facilities or site rights in ten cities totalling approximately 2.9 million square feet. These facilities are expected to be completed by the end of 2001. In addition to the initial purchase price of $176.5 million, of which $26.3 million is payable in our Subordinate Voting Shares valued at the initial offering price, we anticipate spending
$400 million to complete the development of the facilities. Existing tenants include major ILECs, CLECs and ISPs. There can be no assurance that we will be successful in negotiating definitive agreements.

    EUROPE

    We are exploring opportunities to provide colocation facilities in Europe so that we will have arrangements in place in major European cities to develop and provision colocation facilities by the time we activate our network in Europe.

PRODUCTS AND SERVICES

    We believe that our customers have a limited choice of independent service providers capable of offering high-capacity, reliable, secure and cost-effective services on a point-to-point basis between major population centers in North America, Europe and South America. To meet our customers' requirements, we offer a wide range of services on a scalable basis, across an extensive geographic network, including:

NETWORK SERVICES

    The services we offer include:

    OPTICAL CHANNELS. Dense wave division multiplexing ("DWDM") technology in our network allows us to sell a customer exclusive long-term use of a portion of the transmission capacity of a fiber optic strand rather than the entire strand. We expect to be able to derive up to 160 individual wavelength channels at either OC-48 or OC-192 per fiber pair. A purchaser of a wavelength may install its own switching and routing equipment and has the choice of installing its own protection equipment or use optical protection supplied as part of our service. We offer the following services:

    - transparent OC-48 and OC-192 under IRU or lease;

    - optical ring protection; and

    - linear routes available, with add/drop along routes available.

    PRIVATE LINE TRANSMISSION. We offer fixed amounts of point-to-point connectivity. Our service has an advantage due to a low price point and flexible commitment levels with higher reliability than is currently available on traditional multiplexed services. We will offer these services through the sale or lease of transparent connectivity up to OC-12.

    PACKET-BASED DATA SERVICES (IP TRANSPORT AND ATM). We offer customers variable capacity across our network to connect multiple service locations into a single "Virtual Network" specific for each customer. Specific packet-based services include ATM and IP transport.

    Our ATM service includes:

    - DS-3 to OC-48 interface rates;

    - all 5 classes of ATM service; and

    - switched virtual circuits available on customer premises.

    Our IP transport includes:

    - protocol supports including Private Network to Network Interface ("PNNI"), ATM and packet over synchronous optical network technology ("SONET");

    - nodes in all major Internet-network access points; and

    - IP voice and modem transport and distribution, including virtual switching and compression.

    VIRTUAL VOICE TRUNKING. We offer customers voice trunking services that can be configured for sale as minutes of use. These services enable these customers to originate and terminate long distance telephone calls connecting to local exchange carriers ("LECs") with switched transport through our network. In addition, we will provide our customers service on an as needed basis with simple billing. The services we intend to offer include:

    - DS-1 to OC-3 structured services;

    - DS-0 switching and billing for usage;

    - transparent local interface;

    - SS7 signaling transport; and

    - advanced services, including compression.

    COLOCATION FACILITIES. We intend to offer customers access and interconnection to our network and services at various city points of presence along our network. We will provide them with a variety of term and space configurations ranging from secure cabinet rentals to longer term leases of cage space.

NETWORK INFRASTRUCTURE

    DARK FIBER AND CONDUIT FOR SALE OR GRANT OF IRUS. During the pre-development and development stages of the network, we generally enter into contracts with participants for the sale, lease or grant of IRUs for dark fiber or conduit along one or more segments of the network. A typical contract for sale currently provides for a sale price of $1,500 to $3,000 per fiber mile (depending on geography and number of strands bundled together in the sale) and requires a deposit upon execution of the contract. See "Risk Factors--Pricing Pressures." Upon completion of the build, the participant is usually entitled to a short period of time to test the system specifications and inspect the shelters and other facilities (generally 15 to 20 days) prior to paying the balance of the purchase price. In the case of a sale, title to the fiber or conduit passes to the participant. An IRU is a long-term right of use, usually of 10 to 20 years, with an option period for the user to renew at lower rates. At the end of an IRU title may be passed to the user. The present value of the initial contract term and extensions of an IRU usually equates to the comparable sale price per fiber mile, which amount is generally paid in full at commencement of the IRU.

    DARK FIBER AND CONDUIT FOR LEASE. We lease dark fiber or conduit for a term less than the period for which IRUs are typically granted. Leases are normally structured with monthly payments over the term of the lease. We generally realize a premium in lease pricing for bearing the risk that the lease will not be renewed for the balance of the life of the asset.

    CONSTRUCTION SERVICES SUPPORTING THE DEVELOPMENT OF OUR NETWORK. We are continuing to construct and maintain fiber optic networks for third parties on a contract basis. We focus on projects where we can retain fiber or conduit assets on routes that complement and reduce the costs of completing the network or where our construction services are connected to a sale of network capacity.

CUSTOMERS

    We are focused on providing our services to TSPs, ISPs, ASPs, SSPs and LORGs with enterprise network needs. Typical targeted customers include a broad range of companies, such as:

    - long distance companies;

    - incumbent local exchange carriers;

    - competitive local exchange carriers;

    - multi-service operators; and

    - local multipoint distribution service providers.

    Customers typically buy or lease fiber optic capacity with which they develop their own communications networks or satisfy a need for redundant capacity. The network provides such customers with a low-cost alternative to building their own infrastructure or purchasing metered services from communications carriers. Our customers can buy or lease fiber optic capacity on a segmented basis or along our entire network.

SALES AND MARKETING

    We are building a highly motivated and experienced direct sales force and customer care organization designed to capture new customers and to increase our volume of business with existing customers. Because our target customers are other TSPs, ISPs, ASPs, SSPs and LORGs with enterprise network needs, our sales and marketing departments are focused and small compared to competitors that have a broader retail strategy. Our direct sales organization consists of senior level management personnel, experienced sales representatives and sales engineers. Our sales force is made up of individuals with strong communications and technical backgrounds which allows us to meet the needs of our target customers. Direct sales tactics include direct contacts with targeted ISPs and other potential corporate accounts by our sales representatives and engineering support. In addition to helping to generate initial sales, the sales engineer is responsible for ongoing technical support and identifying new revenue opportunities with existing customers. Our sales and marketing organization is segmented geographically between North America, Europe and undersea to ensure they are able to meet the specific needs of their target customers. We believe that the relationships established by our sales team and management result in interactive exchanges that help us to design and market our products in response to the needs of our potential customers.

    We believe that our new Chief Executive Officer brings additional valuable relationships and contacts in the computer services, Internet, media and financial communities in addition to traditional communications carriers that will allow us to more easily gain access to these markets.

    NORTH AMERICA

    Our North American sales and marketing organization is divided into two groups to meet the specific needs of our bandwidth customers and network infrastructure customers.

    NETWORK SERVICES. Our strategy is to target customers who have a need for network services in areas covered by those portions of our network on which we initially will be installing transmission equipment. We market a broad and technically advanced range of network products and services. Consequently, we are developing a dedicated sales and marketing team with the necessary technical expertise.

    We commenced marketing our network services in the second quarter of 1999 to targeted customers through a number of focused direct sales methods. Our experienced sales team will qualify potential customers from their personal contacts and direct sales efforts. In addition to our direct sales efforts, we identify highly qualified prospective network customers through our network infrastructure sales and marketing efforts. We also receive referenced introductions from our suppliers when network requirements are identified while they are making customer contacts in the process of doing their business. We recently granted affiliates of PSINet an indefeasible right of use for bandwidth capacity between Vancouver and Chicago, and have agreed to provide multiple dark fiber strands in eastern Canada and the northeast corridor of the United States. We recently signed a contract with Shaw Communications Inc. under which Shaw will lease bandwidth on designated segments of our network between Edmonton and Toronto, and either purchase dark fiber or acquire indefeasible rights of use on other network segments for $153 million.

    NETWORK INFRASTRUCTURE. Our strategy is to market to customers on a local, regional and national basis. We market participation in infrastructure segments of our network through personal contacts and relationships with prospective customers, which consist primarily of large telecommunications companies. We believe that we are known to most of our target customer group and that we have good relations with them.

    Our current targeted customer base is comprised of approximately 200 companies. Most of our marketing and sales team have prior industry experience with these companies, including MCI WorldCom, Inc. ("MCI WorldCom"), Sprint Corporation ("Sprint"), AT&T Corp. ("AT&T"), Qwest Communications International Inc. ("Qwest") and US West. In addition, as a result of our more than ten years of experience in constructing fiber optic networks, our management also has long-standing relationships in the telecommunications industry. We are also able to identify potential participant and co-development customers that initially approach us because of our reputation and experience in the design, construction and development of fiber optic facilities.

    EUROPE

    NETWORK SERVICES. Our strategy in Europe is to target customers by specific geographic regions who have a need for network services in areas covered by those portions of our network. In

Europe, we intend to build out separate sales and marketing organizations by region to enable us to address the specific market, product and regulatory needs of our customers. Initially, we intend to have regional offices in England, France, Germany and Scandinavia and will add additional offices as we expand our European network. Each sales and marketing managing director will report directly to our head of European sales and marketing who will be responsible for coordinating our European efforts with our North American and overseas teams. This structure will allow us to provide our customers seamless service from anywhere in Europe to anywhere in North America. We recently signed a contract with an affiliate of PSINet to deliver high-speed bandwidth services from New York to London.

    UNDERSEA CABLES

    Our cable projects have been designed to be responsive to potential customers' concerns, including the offer of diverse routes and landing sites, protected capacity on two separate cables, seamless city-to-city availability using our extensive backhaul terrestrial network and a firm, near-term delivery date. In North America we have teams segregated by service provision type and in Europe geographically by country. We are currently developing our sales organization in the United States, Europe and South America to market and distribute capacity on our cable. In addition to our direct sales efforts, we have received referenced introductions from our suppliers.

    Our pricing strategy is to offer capacity at the lowest cost in the market to our initial customers and reflects our belief that large buyers of capacity will seek significant discounts and flexible payment terms in order to contract for purchases prior to the ready-for-service date. We are offering a program which gives initial buyers of capacity the option to make additional purchases on system upgrades, at a cost which is a significant discount to current market prices. Similarly, our proposed pricing of ongoing operations and maintenance services reflects significant volume discounts and lower prices for upgrade capacity versus the flat unit pricing traditionally offered in the marketplace.

NETWORK DESIGN AND INFRASTRUCTURE

    Our network utilizes state-of-the-art technologies based on DWDM optics and packet-switched routing. This approach greatly reduces the complexity and number of component systems that previously were required to deliver voice and data services. Our network has the following characteristics:

    ADVANCED FIBER OPTIC CABLE. Our network benefits from technologically advanced fiber optic cable, including Corning E-leaf and single mode fiber that allows us to expand our DWDM system to maximize the potential of DWDM technologies.

    DENSE WAVE DIVISION MULTIPLEXING. DWDM allows for increased network capacity through the transmission of multiple waves of light over a single fiber optic strand. Our DWDM optical system electronics are installed in shelters and POPs in carrier interconnect locations along the route. Each route includes several spans that are comprised of optical terminals at the ends of the span and a combination of optical line amplifiers, electrical signal regeneration and optical add/drop terminals to complete the path. Each system operates on a single fiber providing bi-directional transport of up to 160 channels of OC-192 (10 gbps) wavelengths. The current network plan calls for a minimum of four OC-48 channels per route, with four OC-192 channels installed in routes where we believe that there will be sufficient market demand.

    OPTICAL TECHNOLOGY. Our network's optical design will enable us to upgrade installed equipment or to add new equipment to any segment of the network. Our initial optical platform will have a capacity of 32 wavelengths at 2.5 gbps or 10 gbps expandable to 160 wavelengths. We will use optical ring protection devices where a customer requires redundant services.

    ATM CORE SWITCHING AND PROTECTION. In place of the SONET equipment used by older network architectures, we have chosen to use ATM as both the protection and the switching layers to deliver services in addition to optical channels derived on the DWDM equipment. ATM core switching is a packet-based switching and transmission technology which sends various types of information, including voice, data and video, in fixed-size cells. We utilize advanced equipment by Marconi plc which enables packet-based networks to carry voice and data more efficiently and at a lower cost than traditional voice and data networks. The initial core switches have a throughput capacity of 40 gbps and network link speed of 2.5 gbps.

    The ATM packet elements use multiple optical channels connecting directly to the DWDM equipment providing meshed topology, a method of circuit protection that is more reliable than a simple ring topology. The use of the PNNI hierarchical routing protocol collects circuits into virtual paths and greatly reduces the number of channels that the ATM switch is required to restore in the event of an optical failure. This approach allows for the scalability and the restoration timeframes that are as good as, or better than, those of a traditional SONET-based architecture. Due to the nature of the ATM configuration, all of the circuits are fully protected and there are no single points of failure other than the customer connection port. This enables us to offer traditional as well as dedicated IP services with guaranteed availability in excess of 99.9% compared to the market standard of 99.7%.

    MULTI-SERVICE PLATFORM. Our multi-service operating systems allow voice, data and Internet services to be provided using a single ATM operating system. Most communications service providers in North America, South America and Europe use multiple platforms for the provision of different services, which create distinct networks and increased operating and capital costs for each service provided.

NETWORK OPERATIONS CENTER

    The Network Operations Center ("NOC") is the human service connection between our customers and the technology that ultimately delivers their services. Pursuant to an agreement with Urbanlink, we have the services of a NOC in Vancouver 24x7. We will have redundant network services through Nortel until June 30, 2000. As a result of the GlobleNet acquisition, we will have an additional NOC in Bermuda that we intend to use to support the 360AMERICAS cable.

    We are in the process of building our NOC in Dublin, Ireland. Our Dublin NOC will be primarily responsible for European operations and will be on line in October 2000. Each NOC will serve as a back up to the other.

    In addition to the two main NOCs in Vancouver and Dublin, we are also designing support centers in Denver to maintain North American cable operations and the 360ATLANTIC cable. The NOCs allow us to provide the following services:

    - directing the repair efforts of cable restoration, optical and ATM system repairs and maintenance;

    - providing network management for the optical and ATM elements;

    - providing POP and customer record management; and

    - providing circuitry for customer and internal circuits.

    We are using a design based on IP technology that integrates all of the alarm and monitoring of the network elements into an adaptive fabric to satisfy our service level agreements. With this technology, access to the network management layer is not restricted to the physical NOC as full operations capabilities may be located at multiple locations. This allows us to extend particular management services to our customers in a secure and reliable way.

NETWORK CONSTRUCTION

    The portions of our network constructed by us are designed to maximize expandability and flexibility. Generally, at least 144 fiber optic strands will be installed on major builds throughout the network. In high demand areas, 264 fibers or more may be installed in order to meet anticipated

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
demand as well as to enable us to swap fiber for fiber in other geographic areas both in the North American market and internationally.

    Our network installation process along railroad ROW combines traditional railroad activities and modern engineering and building techniques. Conduit and fiber on railroad ROW is generally installed with our patented railplow. The railplow reduces the time necessary to install network infrastructure on railroad ROW because it allows movement of construction crews on and off the tracks on short notice to allow trains to pass. As a result, we can construct networks on railroad ROW much more quickly and efficiently than our competitors who use traditional plow trains, which are not able to move on and off railroad tracks on short notice. Each of Ledcor and us currently owns 50% of the common shares of a holding company that owns the patent to the railplow and we have received a commitment that a royalty-free, exclusive worldwide license to use the railplow will be granted to us. In some circumstances, our ownership of this company would be subject to change and our license would become non-exclusive.

    For routes not using railroad ROW, we use tractor plows. Tractor plows are tractor-pulled plow vehicles equipped to plow trenches and install conduit. Tractor plows also may be used in some places along railroad ROW, depending on space, availability of track time and other factors. These tractor plows generally perform the same functions as railplows. Many of the skills developed in connection with the installation of fiber optic cable along railways are transferable to non-rail installations.

    If fiber or conduit must be laid across a bridge or through a tunnel, we typically place the conduit in a galvanized steel pipe that is attached to the side of the bridge or along the tunnel floor or wall. When necessary to install fiber or conduit under rivers or other obstructions, we use directional boring techniques to bore small tunnels underneath the river or obstruction and feed the conduit through the tunnel.

    After the conduit has been buried (or attached to a bridge or tunnel) and as a segment nears completion, the fiber optic cable is installed or "jetted" through the conduit. This is accomplished through the use of access boxes that are installed along the network at approximately four to five mile intervals. The access boxes also allow for the making of repairs, replacement of fiber and installation of additional fiber. The access boxes typically contain an additional loop of fiber optic cable to provide slack in the system to accommodate displacement, disruption or movement of the conduit as a result of digging or excavation activities, floods, earthquakes or other events. The presence of additional fiber optic cable reduces the risk that the cable will be cut or broken.

    We design and manufacture regeneration shelters that are installed along our network at an average of 45 mile intervals. These shelters are secure, climate-controlled structures with an individual compartment for each participant to install its optical transmission equipment and related electronics.

    The optical system electronics are installed in the shelter compartments described in the preceding paragraph. Each route includes several spans that use Optical Terminals at each end of the span and Optical Line Amplifiers, regeneration shelters and Optical Add/Drop between Optical Terminals. Each linear route includes a redundant system for reliability and maintenance. In the case of diverse parallel routes, one of the parallel routes will include a redundant system for additional reliability and system maintenance.

RIGHTS-OF-WAY AND PERMITTING

    To implement our business plan successfully, we must obtain licenses and permits from third-party landowners and governmental authorities and complete particular regulatory filings to permit us to install conduit and fiber. ROW are generally non-exclusive. Where possible, we lease them under multi-year agreements with renewal options. ROW agreements and permits provide a contractual interest and do not create an interest in land. See "Risk Factors--Need for

Rights-of-Way." In the ordinary course of business each build requires us to either obtain, lease, cure (or condemn) ROW or design re-routes, on a daily basis. For example, to complete the Seattle-Portland segment of the West Coast Build we obtained ROW agreements and permits from more than 700 individual landowners and local authorities. Alternative ROW for some route miles must be identified, negotiated and obtained in the event that the original route cannot be secured.

    It is also possible to obtain ROW in bulk. The majority of the ROW for the Ledcor Industries construction project was obtained from two Canadian railways. In June 1999, we announced agreements with CN and IC which provide access to over 950 track miles in the United States and 2,900 track miles in Canada which we believe will substantially satisfy the ROW and permit requirements for the Central and Northeast Builds. We believe that these ROW will be valuable to us, particularly with the advantages of the railplow and the ROW's geographic location. The ROW obtained from each of CN and IC may be subject to legal challenge. See "Risk Factors--Need for Rights-of-Way."

    In Europe, all of our current and planned network assets have been acquired through purchases or swaps of North American fiber optic cable, so there has been no need thus far to obtain ROW in Europe. For 360ATLANTIC we have applied for licenses with the governing authorities in each of Ireland, Canada, the United Kingdom and the United States. The licenses have been granted in the United States, Ireland and the United Kingdom. One license for which we applied in Canada has been approved and a second license application in Canada is pending. We also applied for various permits and consents for 360ATLANTIC in Ireland, Canada, the United Kingdom and the United States. Approximately 45% of these permits and consents have been granted and the remaining 55% are pending. While there can be no assurance that the remaining licenses, permits and consents will be granted, we do not anticipate any problems at this time.

SUPPLIERS

    The principal components of our network are fiber optic cable and conduit. For those portions of our network that we construct ourselves, we purchase such fiber optic cable and conduit from third-party suppliers. Fiber optic cable suppliers generally require three to six months lead time for large orders, while conduit is generally available on a spot basis from numerous suppliers. Although in the past we have purchased cable from a single supplier, there are a number of alternative suppliers from whom we regularly obtain quotes which are competitive on price, delivery and specifications.

    We currently purchase the optical components from a single vendor. A number of alternative suppliers have been identified from which it would be possible to purchase the optics required to complete a new system with only minor changes to the design of the NOC. With respect to the provision of ATM switches, we have adopted a dual supplier approach.

COMPETITION

    The telecommunications industry is extremely competitive particularly concerning price and service. It is relatively common for TSPs to be both customers and competitors. This is a concept referred to as co-opetition. Therefore, we face competition and co-opetition from existing and planned TSPs and customers on each of our planned routes. We compete primarily on the basis of price, availability, transmission quality and reliability, customer service and the location of our systems.

    We believe that our competitive advantages in North America, Europe and South America will be our ability to enable our customers to establish and maintain a strong competitive position in providing services to their end users. We believe that independence, services designed for the wholesale market and simple billing systems will enable us to gain a significant position in this market niche. We believe that our competitive advantages in providing our undersea cable include

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
our ability to provide end-to-end connectivity between major North American, European and South American cities and attractive pricing of capacity by initial purchasers of capacity.

    There are currently several communications companies with long distance and city ring fiber optic networks and colocation facilities in North America, Europe, South America and Asia. In North America, these include companies such as Level 3 Communications, Inc. ("Level 3"), Qwest and Williams Communications Group, Inc. ("Williams"). In Europe, these include companies such as MCI WorldCom, Global Crossing Ltd. ("Global Crossing"), Global TeleSystems Europe B.V., Viatel Inc., KPNQwest N.V., Colt Telecom Group plc, Energis plc and Carrier 1 International S.A. In South America, these companies include IMPSAT Corporation and Telemar.

    We believe that other companies are planning networks that, if constructed, could employ advanced technology similar to that of our network. These competitors, as well as traditional carriers, including AT&T, MCI WorldCom, Sprint (MCI WorldCom and Sprint have recently entered into an agreement to merge) Deutsche Telekom AG, France Telecom S.A., British Telecommunications plc, Mannesmann AG and Cable & Wireless plc, may compete directly with us for customers.

    UNDERSEA CABLES

    360ATLANTIC. The route addressed by 360ATLANTIC is currently served by several undersea cables. We anticipate that we will face competition primarily from new transatlantic cable systems, including:

        (i) AC-2, a transatlantic cable system which is being developed by Global Crossing;

        (ii) FLAG Atlantic, a 50/50 joint venture between Global
    Telesystems Inc. and Flag Telecom;

        (iii) Level 3's linear Yellow cable project; and

        (iv) Tyco International Ltd.'s proposed transatlantic cable project.

    Three of these systems, including 360ATLANTIC, will have fully protected ring designs. 360ATLANTIC will be the first of the new systems to be ready for commercial service, and will be competing for clients directly with the other two new ring systems.

    360AMERICAS. We anticipate that we will face competition from the following cable systems, all of which are currently under construction:

    - Americas-2, a new carriers' consortium cable system with a scheduled ready for service date in the first half of 2000 that will connect Brazil, Venezuela, Florida and the Carribean;

    - South American Crossing, a new self-healing ring cable system being developed by Global Crossing Ltd. that will link coastal countries in South America to Global Crossing's planned Mid-Atlantic Crossing in St. Croix, U.S.V.I. and Global Crossing's planned Pan American Crossing in Ft. Amador, Panama; and

    - The SAm-I cable system, a self-healing ring cable system being developed by Telefonica Internacional S.A. and Tyco International Ltd. that will connect the United States, Guatemala, Brazil, Argentina, Chile, Peru and Colombia.

EMPLOYEES

    As of December 31, 1999, we had approximately 1,000 full-time and seasonal employees. Depending upon the level of development or construction activity, we will increase or decrease our work force. Generally, non-management employees from Canada are covered by a collective bargaining agreement with the Christian Labor Association of Contractors, which expires on February 28, 2001 and is automatically renewable unless either party gives prior notice. We believe that our work force is highly capable and motivated and that our relations with our employees are good. In connection with the construction and maintenance of our fiber optic networks, we may use third-party contractors to meet excess demand and harness local construction knowledge, some of

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
whose employees may be represented by other unions or covered by collective bargaining agreements.

PROPERTIES

    We have executive and administrative offices in Vancouver, British Columbia and Seattle, Washington. We also have administrative, sales, engineering and operations offices located in Vancouver, Denver and Toronto. In addition to the NOC located in Vancouver, British Columbia, we are building a NOC located in Dublin, Ireland, which is scheduled to be completed in November 2000.

    All of our offices are leased on a short-term basis except for our Toronto office, which we occupy under a lease expiring in 2009. We expect to open additional offices in multiple jurisdictions globally as required.

LEGAL PROCEEDINGS

    From time to time, we may be a party to various legal proceedings arising in the ordinary course of our business. We are not party to any material legal proceedings.

    In July 1999, after issuing a Certificate of Public Convenience and Necessity ("CPCN") to Worldwide Fiber Networks, Inc. ("360-NI"), the California Public Utilities Commission ("CPUC") issued a "stop work" order which required us to submit an environmental assessment to comply with the California Environmental Quality Act. We complied with this order and submitted the required information. On January 6, 2000, the CPUC issued an order modifying the CPCN, authorizing the recommencement of construction and adopting a mitigated negative declaration imposing certain conditions on continued project construction. We have since recommenced construction in compliance with the terms of the CPUC order and do not expect that such compliance will have any material delaying effect on ongoing construction. The CPUC retained jurisdiction in further proceedings to determine the amount, if any, of civil penalties that may be imposed upon us for construction that occurred in California prior to the "stop work" order. This proceeding is ongoing, and we presently have no estimate of any fines or penalties that may be imposed. The maximum allowable penalty permitted by the California Public Utilities Code would be $3.6 million for the period between December 2, 1998 and July 6, 1999.

PATENTS

    The patent for the railplow is owned by a company which is 50% owned by Ledcor and 50% owned by us. We have a non-exclusive license in North America for the use of the railplow. Ledcor has committed to cause a worldwide exclusive license to be granted to a subsidiary of ours. This license would cease to be exclusive after a change of control of 360NETWORKS INC. See "Relationships and Related Party Transactions--Transactions with Ledcor--Description of reorganization and related agreements--Railplow." As we develop value-added data services we intend, when appropriate, to seek patents and other intellectual property protection on an on-going basis. We currently do not have patentable rights with respect to any value-added data services, and we cannot assure you that we will in the future develop any such rights.

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
                                   MANAGEMENT

    The following lists the persons who will be our officers and directors at the time of this offering:

NAME                                       AGE      POSITION
----                                     --------   --------
OFFICERS
Gregory Maffei.........................     39      President, Chief Executive Officer and Director
Larry Olsen............................     50      Vice Chairman, Chief Financial Officer and Director
Ron Stevenson..........................     47      Vice Chairman and Director
Stephen Stow...........................     46      Managing Director, Asia
Joel Allen.............................     50      Senior Vice President, Marine Capacity Sales
Lionel Desmarais.......................     47      Senior Vice President, Network Construction
David Love.............................     51      Senior Vice President, Network Operations
William Sumner.........................     43      Senior Vice President, Carrier Services
Bruce Tinney...........................     47      Senior Vice President, Infrastructure Sales
Jerry Tharp............................     65      President, 360-USA
Stephen Baker..........................     51      Vice President and Chief Technology Officer
Ashwin Chitamun........................     32      Vice President, European Network Development
Jayne Hart.............................     39      Acting Vice President, Human Resources
Michael Leitner........................     32      Vice President, Corporate Development
Scott Lyons............................     45      Vice President, Marine Services
Catherine McEachern....................     45      Vice President and General Counsel
William Walls..........................     34      Vice President, Finance
Vanessa Wittman........................     33      Vice President, Corporate Development

DIRECTORS
David Lede (2).........................     52      Chairman of the Board
Clifford Lede..........................     44      Vice Chairman and Director
Glenn Creamer (2)......................     37      Director
Claude Mongeau (1).....................     38      Director
Andrew Rush (1)........................     42      Director
Gene Sykes (1).........................     42      Director
James Voelker (2)......................     49      Director

------------------------

(1) Member of the audit committee.

(2) Member of the compensation committee.

    Kevin Compton, a general partner in Kleiner Perkins Caufield & Byers, John Malone, Chairman of Liberty Media Corporation, and John Stanton, Chairman and Chief Executive of Western Wireless Corp. and VoiceStream Wireless Corp., have agreed to join our board of directors following completion of this offering. Mr. Compton has agreed to join our compensation committee following completion of this offering.

    GREGORY MAFFEI has served as Chief Executive Officer and a Director since January 2000 and President since March 2000. Prior to that, Mr. Maffei served as the Chief Financial Officer of Microsoft Corporation. Mr. Maffei joined Microsoft in 1993 and, prior to becoming Chief Financial Officer, served as Vice President, Corporate Development, and Treasurer. Mr. Maffei serves as non-executive Chairman of Expedia Inc. and as a director of Starbucks Corporation, Avenue A Inc. and Optical Networks, Inc. He has previously served on boards of telecommunications related companies including ServiceCo LLC (Road Runner), United Global Communications (UGC), SkyTel Corp. and Asia Global Crossing.

    LARRY OLSEN has served as Vice Chairman, Chief Financial Officer and a Director since our inception. Mr. Olsen previously acted as a consultant to Ledcor Industries in respect of its telecommunications division. Mr. Olsen is also a member of the Board and Executive Committee of

First Heritage Savings, a Canadian financial institution. Mr. Olsen was previously involved in several international business ventures throughout Asia, Australia and the Middle East. He has held the position of Managing Director, Chief Executive Officer and Executive Chairman of Crownhampton International Limited and Managing Director of Promet Petroleum.

    RON STEVENSON has served as our Vice Chairman since March 2000, a Director since our inception, was previously our President and is a Director of Ledcor Inc. Before joining us, Mr. Stevenson spent 28 years with Ledcor. From 1989 to 1998, Mr. Stevenson was Executive Vice President of Operations for Ledcor Industries' telecommunications and civil divisions and was responsible for construction and project development.

    STEPHEN STOW has served as Managing Director, Asia since March 2000 and was previously our Executive Vice President, Corporate Development and a Director of ours. Mr. Stow previously acted as a consultant to Ledcor Industries in respect of its telecommunications division. Mr. Stow previously served as a principal in various venture capital activities. From 1992 to 1995, Mr. Stow was Co-head and Director of Corporate Finance for National Westminster Bank's Asian investment banking operations.

    JOEL ALLEN has served as Senior Vice President, Marine Capacity Sales since March 2000 and previously served as Senior Vice President, Global Marketing and Sales since November 1999. Mr. Allen has over 24 years of international and domestic telecommunications experience. Prior to joining us, Mr. Allen was the President of AllenConsultants and GlobalNetworkPartners, international consultancy and cable development firms. He served as Executive Vice President, Sales and Marketing/Business Development with Bell Atlantic Network Systems (Bermuda), the exclusive representive for the FLAG Cable System sales. Previous to that, Mr. Allen held numerous management positions with telecommunications companies.

    LIONEL DESMARAIS has served as Senior Vice President, Network Construction since our inception. Before joining us, Mr. Desmarais spent 12 years with Ledcor. From 1993 to 1998, Mr. Desmarais was Vice President of Ledcor's telecommunications division and has been responsible for overseeing the successful execution of numerous long-distance fiber optic networks, including the construction project that we did for Ledcor and the Calgary-Edmonton network.

    DAVID LOVE has served as our Senior Vice President, Network Operations since September 1999. Mr. Love's involvement in the telecommunications industry, both domestic and international, spans over 28 years. Prior to joining us, Mr. Love managed large network deployments and multi-state network operations at US West. He has international experience with MediaOne International directing the design and network operations for broadband services using hybrid fiber coax technology in Belgium.

    WILLIAM SUMNER has served as Senior Vice President, Carrier Services since January 2000. Prior to joining us, Mr. Sumner was the Vice President, Operations for MediaOne from 1996 to 2000, the Senior National Account Manager for MCI Telecommunications Inc. (now MCI WorldCom Inc.) from 1991 to 1996 and a Director of MFS Inc., the first competitive local exchange carrier, from 1987 to 1990.

    BRUCE TINNEY has been our Senior Vice President, Infrastructure Sales since our inception. Before joining us, Mr. Tinney spent more than 22 years in the telecommunications industry in a variety of executive positions, including Director of Business Development for Qwest Communications from 1996 to 1998 and Vice President of Operations for Fanch Communications from 1991 to 1996. Before joining Fanch Communications Mr. Tinney spent over 15 years with Time Warner Communications in a number of leadership positions.

    JERRY THARP has overseen our U.S. operations as President of 360-USA since our inception. Mr. Tharp's involvement in the telecommunications industry spans over 40 years. Before joining us, Mr. Tharp was the Director of Business Development for Mi-Tech from 1996 to 1997 and the Vice

President, Construction and Engineering for Qwest Communications International Inc. from 1994 to 1996. From 1987 to 1994, Mr. Tharp held several positions with MCI WorldCom Inc. dealing with ROW, construction and engineering issues. His telecommunications career started with US West and its predecessor corporation, where he held numerous positions.

    STEPHEN BAKER has served as Vice President and Chief Technology Officer since April 1999. Before joining us, Mr. Baker held several senior positions from 1996 to 1999 with Call-Net Enterprises Inc., including Vice President, Strategic Technology in Canada. Before that time, Mr. Baker served for seven years as Chief Executive Officer and then Chief Technology Officer of Integrated Network Services Inc.

    ASHWIN CHITAMUN has served as Vice President, European Network Development since August 1999. Mr. Chitamun has held various positions in engineering, marketing and sales with Bell Canada, AT&T Canada and most recently with fONOROLA Inc. He has also consulted at the senior management level to Telus Communications.

    JAYNE HART joined us in March 2000 as Acting Vice President of Human Resources. She has 15 years of professional human resources experience in the telecommunications industry. Her responsibilities have included the development and implementation of staffing strategies, employee relations and recognition and incentive programs.

    MICHAEL LEITNER joined us as Vice President, Corporate Development in March 2000. Prior to that, Mr. Leitner was a Senior Director of Corporate Development for Microsoft Corporation. In this capacity, Mr. Leitner managed Microsoft's strategic partnerships, corporate investment strategy, acquisitions and alliances across all of Microsoft's business units and customer channels. Prior to joining Microsoft in 1998, Mr. Leitner was a Vice President in the Technology Mergers and Acquisitions group of Merrill Lynch.

    SCOTT LYONS has served as Vice President, Marine Services since our inception. From 1997 to 1998, Mr. Lyons was Vice President of Ledcor's marine division and was responsible for its creation and management. Before that time, Mr. Lyons was President of Aztech Enterprises from 1995 to 1997, President and Chief Operating Officer of Hard Suits Inc. from 1994 to 1995 and from 1990 to 1994 was Chief Operating Officer of Rockwater Limited, a subsidiary of Brown and Root specializing in marine construction.

    CATHERINE MCEACHERN joined us in June 1999 as General Counsel and was appointed Vice President and Corporate Secretary in September 1999. She graduated from Osgoode Hall Law School in 1977 and has practiced predominantly in the telecommunications area for the past ten years. She is a former partner in the law firm of Farris, Vaughan, Wills and Murphy.

    WILLIAM WALLS, our Vice President, Finance, has been with us since our inception. Before joining us, Mr. Walls was a principal in various venture capital activities and has been a Director or Chief Financial Officer of several Canadian and U.S. publicly listed companies, including Polymer Solutions, Inc. a producer of industrial paints, coatings and adhesives, and International Absorbents Inc., a manufacturer of industrial and consumer absorbent products.

    VANESSA WITTMAN recently joined us as Vice President, Corporate Development. Prior to that, Ms. Wittman was a Senior Director of Corporate Development for Microsoft Corporation, managing its international partnership, investment and acquisition efforts. Prior to joining Microsoft, Ms. Wittman was the Chief Financial Officer of Metricom, Inc. She has also served as a partner at Sterling Payot Company, a San Francisco venture capital firm, and was an Associate in Morgan Stanley's Global Media Corporate Finance Group.

    DAVID LEDE has served as Chairman of our board since our inception, was Chief Executive Officer from our inception until January 2000, has served as Chairman and Chief Executive Officer of Ledcor Inc. since 1983. Mr. Lede has been with Ledcor for 32 years, and, before becoming

Chairman and Chief Executive Officer of Ledcor Inc., held various management positions such as President, Vice President, Operations Manager and Superintendent.

    CLIFFORD LEDE has served as Vice Chairman since our inception, has been Vice Chairman and Chief Operating Officer of Ledcor Inc. since 1983 and has served as President of Ledcor Industries since 1983 and Chief Executive Officer since August 1999. Mr. Lede has been with Ledcor for 25 years. Clifford Lede and David Lede are brothers.

    GLENN CREAMER joined us as a Director in September 1999. Mr. Creamer is a Managing Director of Providence Equity Partners Inc. where he has served in that capacity since its inception in 1996. Mr. Creamer is also a General Partner of Providence Ventures L.P. Mr. Creamer is a Director of Carrier1 International, Celpage, Inc., Epoch Networks Inc., Hubco S.A. and Wireless One Network L.P.

    CLAUDE MONGEAU joined us as a Director in January 2000. Mr. Mongeau was recently named Senior Vice-President and Chief Financial Officer of CN. Prior to that appointment and since 1995, Mr. Mongeau was Vice-President, Strategic and Financial Planning of CN.

    ANDREW RUSH joined us as a Director in September 1999. Mr. Rush has been a Managing Director of DLJ Merchant Banking Partners, L.P. since January 1997. From 1992 to 1997 Mr. Rush was an officer of DLJ Merchant Banking Partners, L.P. and its predecessors. Mr. Rush currently serves as a member of the advisory board of Triax Midwest Associates, L.P. and as a member of the board of directors of Societe d'Ethanol de Synthese, Nextel Partners and American
Tissue Inc.

    GENE SYKES joined us as a Director in March 2000. Mr. Sykes has been a Managing Director of Goldman, Sachs & Co. since 1992. Mr. Sykes has been Co-head of the High Technology Group at Goldman, Sachs & Co. since 1997 and is currently Co-head of Goldman, Sachs & Co.'s, worldwide technology investing activities. Mr. Sykes currently serves as a Director of Priceline WebHouse Club.

    JAMES VOELKER joined us as a Director in July 1999. Mr. Voelker's career in telecommunications spans over 20 years and includes experience in many different segments of the industry in a variety of executive positions. Before joining us, Mr. Voelker was most recently the President and a Director of NEXTLINK Communications Inc. He has also been Vice Chairman and Chief Executive Officer of US Signal Inc., a Director of Phoenix Network Inc. and Vice Chairman of ALTS, the industry Association of Local Telephone Service providers. Mr. Voelker currently serves as a Director of Comdisco, Inc. and Epoch Networks, Inc.

STRATEGIC ADVISORY COMMITTEE

    Our Strategic Advisory Committee will advise us on network technology directions, help us develop products and services to meet the requirements of our customers and capitalize on the convergence of telecommunications and high-bandwidth applications and services.

    The following persons have agreed to join our Strategic Advisory Committee:

        Michael Dell
        Terence Matthews
        Rupert Murdoch
        Dr. Nathan Myhrvold
        Anthony Naughtin
        Denis O'Brien, Jr.

    MICHAEL DELL has been Chairman and Chief Executive Officer of Dell Computer Corporation since May 1984.

    TERENCE MATTHEWS founded Newbridge Networks Corporation in June 1986 and has served as Chairman and Chief Executive Officer since that time.

    RUPERT MURDOCH is the Chairman and Chief Executive Officer of News Corporation.

    DR. NATHAN MYHRVOLD is the Chief Technology Officer of Microsoft
Corporation.

    ANTHONY NAUGHTIN founded InterNAP Network Services Corporation and has served as InterNAP's Chief Executive Officer since May 1996.

    DENIS O'BRIEN, JR., has been Chairman of Esat Telecom Group plc since its formation in 1996.

ARRANGEMENTS WITH RESPECT TO DIRECTORS' NOMINATIONS

    Under the terms of a shareholders' agreement among shareholders holding more than 99% of our shares immediately prior to the completion of the offering, we agreed to set the maximum number of our board of directors at seventeen members and to nominate as directors:

    - one designee from each of our private equity investors, namely affiliates of Tyco International Ltd., Providence Equity Partners Inc., DLJ Merchant Banking Partners II L.P. ("DLJ") and GS Capital Partners III, L.P.
      ("GS Capital"), so long as, in each case, each investor continues to hold a prescribed number of our Subordinate Voting Shares;

    - Mr. Maffei together with two of his additional designees so long as he remains our Chief Executive Officer; and

    - the balance from designees of a subsidiary of Ledcor Inc.

    Under the terms of the shareholders' agreement, each shareholder other than DLJ and GS Capital also agreed to vote for the foregoing nominees other than the respective designees of DLJ and GS Capital in connection with their election to our board of directors.

EMPLOYMENT AGREEMENT

    Mr. Maffei became our Chief Executive Officer effective January 18, 2000 pursuant to an employment agreement entered into on December 22, 1999. The employment agreement has a term ending on June 30, 2003, subject to annual extensions thereafter. Mr. Maffei will receive an initial salary of $150,000 per year and is entitled to participate in any executive bonus plan that we may adopt. If Mr. Maffei dies or becomes disabled during his employment, he will be entitled to receive a lump sum payment of $10 million. If Mr. Maffei's employment terminates otherwise than for cause, he will be entitled to receive a payment equal to three times his then base salary.

BOARD COMMITTEES

    Upon the completion of the offering, our board of directors will have two standing committees: an Audit Committee and a Compensation Committee. All of the members of our Audit Committee will be persons who are not our officers or employees or officers or employees of any of our affiliates. The Audit Committee will select and engage, on our behalf, the independent public accountants to audit our annual financial statements, and will review and approve the planned scope of the annual audit. The Compensation Committee will establish remuneration levels for our senior officers and will perform such functions as provided under our stock option plan.

COMPENSATION OF DIRECTORS

    The independent directors, other than those designated by our private equity investors, will each receive a grant of options to purchase 25,000 Subordinate Voting Shares at fair market value at the time of their appointment and an annual grant of an additional 10,000 options each year thereafter, all of which options will vest over two years.

EXECUTIVE COMPENSATION

    The following table sets forth the compensation that was paid by us during the fiscal year ending on December 31, 1999 and 1998, respectively, to our then Chief Executive Officer and the four individuals who were the most highly compensated executive officers during fiscal year 1999 (the "Named Executive Officers").

                                          ANNUAL COMPENSATION                         LONG-TERM COMPENSATION
                                  ------------------------------------   ------------------------------------------------
                                                             OTHER                     SECURITIES
                                                             ANNUAL      RESTRICTED    UNDERLYING
                                                            COMPEN-        STOCK        OPTIONS        LTIP     ALL OTHER
NAME AND PRINCIPAL                 SALARY       BONUS        SATION        AWARDS       GRANTED      PAYOUTS     COMPEN-
POSITION               YEAR(1)       ($)         ($)          ($)           ($)           (#)          ($)       SATION
------------------     --------   ---------   ---------   ------------   ----------   ------------   --------   ---------
David Lede(2)........    1999            --          --          --           --         1,600,000      --          --
  Chief Executive        1998            --          --          --           --                --      --          --
  Officer
Ron Stevenson........    1999       157,312     350,000       7,619           --         1,600,000      --          --
  President              1998        78,045      59,417      13,722           --                --      --          --
Larry Olsen(3).......    1999       136,054     350,000          --           --         1,600,000      --       -- --
  Vice Chairman &        1998        78,045      59,417       4,685           --                --      --
  Chief Financial
  Officer
Stephen Stow(4)......    1999       136,054     235,000          --           --         1,600,000      --          --
  Executive Vice-        1998        78,045      59,417       2,677           --                --      --          --
  President
Lionel Desmarais.....    1999       133,307     235,000       4,422           --         1,600,000      --          --
  Senior Vice-           1998        70,281      48,193       8,668           --                --      --          --
  President
Directors and            1999     1,108,086   1,535,510      36,970           --        11,520,000      --          --
  Officers (as a         1998       413,260     253,655      48,728           --                --      --          --
  Group).............

--------------------------

(1) We commenced operations on May 31, 1998.

(2) We paid Ledcor Cdn.$200,000 per month under the management services agreement which commenced on May 31, 1998. David Lede and Clifford Lede, our Vice-Chairman, do not receive remuneration from us for their services.

(3) The amounts indicated represent fees paid to a company wholly owned and controlled by Mr. Olsen.

(4) The amounts indicated represent fees paid to a company wholly owned and controlled by Mr. Stow and his spouse.

    The following table sets forth particular information concerning options with respect to shares granted to the Named Executive Officers during the fiscal year ended December 31, 1999:

                         TITLE AND        PERCENT OF
                         NUMBER OF          TOTAL
                        SECURITIES      OPTIONS/SAR'S                      UNEXERCISED
                        UNDERLYING        GRANTED TO                       OPTIONS AT
                       OPTIONS/SAR'S     EMPLOYEES IN     EXERCISE OR   DECEMBER 31, 1999
                          GRANTED      FISCAL YEAR 1999   BASE PRICE    (#) EXERCISABLE/      EXPIRATION
NAME                        (#)              (%)           ($/SHARE)    UNEXERCISABLE(1)         DATE
----                   -------------   ----------------   -----------   -----------------   ---------------
David Lede...........  1,600,000/nil          3.7            0.625      400,000/1,200,000   January 5, 2009
Ron Stevenson........  1,600,000/nil          3.7            0.625      400,000/1,200,000   January 5, 2009
Stephen Stow.........  1,600,000/nil          3.7            0.625      400,000/1,200,000   January 5, 2009
Larry Olsen..........  1,600,000/nil          3.7            0.625      400,000/1,200,000   January 5, 2009
Lionel Desmarais.....  1,600,000/nil          3.7            0.625      400,000/1,200,000   January 5, 2009

--------------------------

(1) The options are exercisable in four equal annual installments commencing on June 30, 1999.

STOCK OPTION PLAN

    Our 1998 Long Term Incentive and Share Award Plan (as amended) permits the grant of non-qualified stock options, incentive stock options, share appreciation rights, restricted shares, restricted share units, performance shares, performance units, dividend equivalents and other share-based awards to employees and directors of ours or of our affiliates and subsidiaries. Any other person who provides ongoing services to us or our affiliates is also eligible for an award under the plan. A maximum of 71,133,008 Subordinate Voting Shares may be subject to awards by us under the plan, and the maximum number of Subordinate Voting Shares for which options and share appreciation rights may be granted by us during a calendar year to any eligible person under the plan is 8,000,000. In addition, the aggregate number of Subordinate Voting Shares reserved for issuance to any one person must not exceed 5% of our issued and outstanding Subordinate Voting Shares. The number of Subordinate Voting Shares issued or reserved pursuant to the plan (or pursuant to outstanding awards) is subject to adjustment on account of share splits, share exchanges, mergers and other changes in the Subordinate Voting Shares, to prevent dilution or enlargement of a participant's rights under the plan. If any grants under the plan are cancelled, surrendered or otherwise terminated without a distribution of Subordinate Voting Shares, then those shares will again be available for further awards by us under the plan.

    ADMINISTRATION

    The plan is administered by the compensation committee of our board of directors, which may delegate its duties and powers to officers or managers of ours or of our affiliates and subsidiaries. Our compensation committee has the sole discretion to determine the eligible persons to whom awards may be granted under the plan, the type and number of awards to be granted, and to what extent an award may be settled in cash, Subordinate Voting Shares, property or other awards.

    OPTIONS

    The plan permits our compensation committee to grant rights to purchase Subordinate Voting Shares. The exercise price for each option granted under the plan is set by the compensation committee. Unless otherwise determined by our compensation committee, the term of each option will be ten years from the date of the grant and the option will become exercisable in four equal annual installments beginning on the first anniversary of the date of the grant.

    Incentive stock options may be granted to our employees and those of our subsidiaries, while non-qualified stock options may be issued to all eligible participants. Any incentive stock options that are awarded by our compensation committees will comply in all respects with
Section 422 of the U.S. Internal Revenue Code.

    SHARE APPRECIATION RIGHTS

    Our compensation committees may grant share appreciation rights independent of or in connection with an option. Each share appreciation right will entitle a participant upon exercise to an amount equal to the excess of (1) the fair market value on the exercise date of one Subordinate Voting Share over (2) the exercise price of the share appreciation right as determined by our compensation committees as of the date of grant of the share appreciation right. Payment will be made in Subordinate Voting Shares, cash or property, as specified in the award agreement or as determined by our compensation committee.

    RESTRICTED SHARES

    Restricted shares awarded by our compensation committees under the plan will be subject to restrictions on transferability and other restrictions. The restrictions will lapse as our compensation committee determines. If the employment of a holder of restricted shares is terminated during a restriction period, any Subordinate Voting Shares then subject to restrictions, and any accrued and unpaid dividends, or dividend equivalents, will be forfeited unless our compensation committee waives the forfeiture. Except to the extent restricted by the award agreement, holders of restricted shares will have the right to vote the restricted shares.

    RESTRICTED SHARES UNITS

    Our compensation committee may grant a right under the plan to receive Subordinate Voting Shares or cash at the end of a specified period. Our compensation committee may impose additional restrictions on the restricted share units. If employment of a participant is terminated, or upon failure to satisfy other conditions precedent to the delivery of cash or Subordinate Voting Shares under the grant, all restricted share units still subject to a restriction will be forfeited unless our compensation committee waives the forfeiture.

    PERFORMANCE SHARES AND PERFORMANCE UNITS

    The plan permits our compensation committee to make awards based on the attainment of performance objectives set by the committees for a performance period of one or more years. At the beginning of a performance period, our compensation committee will determine the range of Subordinate Voting Shares, in the case of performance shares, and the range of dollar values, in the case of performance units, which will be paid if the relevant measure of performance is met.

    DIVIDEND EQUIVALENTS

    Our compensation committee may grant dividend equivalents under the plan which give the participant the right to receive cash, Subordinate Voting Shares or other property equal in value to dividends paid with respect to a specified number of Subordinate Voting Shares. Dividend equivalents may be awarded by our compensation committee alone or in connection with another type of award and may be paid concurrently or on a deferred basis.

    OTHER SHARE BASED AWARDS

    The plan permits our compensation committee, subject to limitations under applicable law, to grant to eligible persons awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Subordinate Voting Shares as deemed by our compensation committee to be consistent with the purposes of the plan.

    TRANSFERABILITY

    Unless otherwise determined by our compensation committee, subject to receipt of necessary regulatory approvals, awards granted under the plan are not transferable other than by will or by the laws of descent and distribution.

    CHANGE IN CONTROL

    In the event of a change of control (as defined in the plan), all outstanding awards then held by participants which have restrictions or limitations shall become fully exercisable at the time of the change of control, and all performance criteria and other conditions to the payment of awards will be deemed to be achieved and will be waived by us at the time of the change of control.

    AMENDMENT AND TERMINATION

    Upon receipt of necessary regulatory approvals, our board of directors may amend, alter, suspend, discontinue or terminate the plan in any respect, at any time, without the consent of holders of awards or our shareholders (except to the extent shareholder approval is required by Section 422 of the U.S. Internal Revenue Code), PROVIDED, HOWEVER, no amendment, alteration, suspension, discontinuation, or termination of the plan may materially and adversely affect the rights of a holder of an award and without his or her consent.

OUTSTANDING OPTIONS TO PURCHASE SECURITIES

    The following describes, as of April 14, 2000, our outstanding options granted to our executive officers, directors, employees and others:

                                               NUMBER OF       EXERCISE PRICE
                                              SUBORDINATE      PER SUBORDINATE
                                             VOTING SHARES         VOTING
                                           SUBJECT TO OPTION      SHARE(1)           EXPIRY DATE
                                           -----------------   ---------------   --------------------
Executive Officers (10 persons in
  total).................................      11,360,000      $         0.625     January 5, 2009 to
                                                                                        April 1, 2009
                                                  160,000      $          1.25          June 17, 2009
                                                  336,000      $          5.00       January 24, 2010
                                                  336,000      initial public          April 30, 2010
                                                               offering price
Directors who are not also executive
  officers (Six persons in total)........       2,290,000      $         0.625     January 5, 2009 to
                                                                                        June 16, 2009
Employees (611 persons in total).........      16,812,880      $         0.625     January 5, 2009 to
                                                                                        June 16, 2009
                                                8,150,400      $          1.25       June 17, 2009 to
                                                                                    November 30, 2009
                                                5,864,500      $          5.00    January 24, 2010 to
                                                                                       March 17, 2010
                                                3,576,300       initial public      March 18, 2010 to
                                                                offering price         April 30, 2010
Employees of affiliates other than
  subsidiaries (61 persons in total).....       1,120,000      $         0.625        January 5, 2009
                                                2,065,600      $          1.25          June 17, 2009
                                                  290,000      $          5.00       January 24, 2009
                                                  140,000       initial public         April 30, 2010
                                                                offering price

------------------------

(1) The market value is not determinable as the Subordinate Voting Shares were not publicly traded at the date of grant. We believe the exercise price represents the fair value of the Subordinate Voting Shares at the date of grant.

                       PRINCIPAL AND SELLING SHAREHOLDER

PRINCIPAL SHAREHOLDERS

    The following table describes the beneficial ownership of our Class C Multiple Voting Shares and Class B Subordinate Voting Shares as of April 14, 2000 by (i) each person or company known by us to own more than 10% of our Class C Multiple Voting Shares or Class B Subordinate Voting Shares, and
(ii) all of our directors and officers as a group. As of April 14, 2000, there were 81,840,000 Class C Multiple Voting Shares and 57,629,600 Class B Subordinate Voting Shares outstanding.

    To calculate a shareholder's percentage of beneficial ownership, we must include in the numerator and denominator those shares underlying options beneficially owned by that shareholder. Options held by other shareholders, however, are disregarded in this calculation. Therefore, in both this table and the following table, the denominator used in calculating beneficial ownership among our shareholders may differ.

                                              CLASS C MULTIPLE             CLASS B SUBORDINATE
                                              VOTING SHARES(1)              VOTING SHARES(1)
                                         ---------------------------   ---------------------------
                                          NUMBER OF      PERCENTAGE     NUMBER OF      PERCENTAGE
                                            SHARES        OF CLASS        SHARES        OF CLASS
                NAME OF                  BENEFICIALLY   BENEFICIALLY   BENEFICIALLY   BENEFICIALLY
           BENEFICIAL OWNER                 OWNED          OWNED          OWNED          OWNED
---------------------------------------  ------------   ------------   ------------   ------------
Ten percent holders:
    Worldwide Fiber Holdings Ltd.
      (2)..............................   72,000,000          88%       54,303,200          94%

All directors and officers as a
  group................................    9,840,000          12%        3,326,400           6%

------------------------

(1) Concurrent with the closing of this offering, we will reorganize our share capital. Pursuant to this reorganization, (i) the Class C Multiple Voting Shares will be redesignated as Multiple Voting Shares and (ii) the Class B Subordinate Voting Shares will be converted into Class A Non-Voting Shares, which will be redesignated as Subordinate Voting Shares. See "Description of Capital Stock and Share Capital Reorganization."

(2) Upon the completion of this offering and the transactions contemplated herein, Worldwide Fiber Holdings Ltd. and Ledcor Limited Partnership will beneficially own in the aggregate 72,000,000 Multiple Voting Shares and 308,988,774 Subordinate Voting Shares, or 88% and 42% of such class of shares, respectively.

    Worldwide Fiber Holdings Ltd. is an indirect, wholly owned subsidiary of Ledcor Inc. David and Clifford Lede own, in the aggregate, more than 50% of the outstanding shares of Ledcor Inc. The shares of Ledcor Inc. are not publicly traded in the United States or Canada. Larry Olsen, our Vice Chairman and Chief Financial Officer, and Madison Square Inc. (a corporation owned by the Stephen Stow (1995) Family Trust, of which Stephen Stow, our Managing Director, Asia, is one of the beneficiaries), ("Madison Square"), each presently has the irrevocable right to buy ("IRTB") from Worldwide Fiber Holdings Ltd. and Ledcor Limited Partnership 5% of our shares owned by such entities. The numbers in the tables above and below do not reflect this right. The IRTBs in respect of our shares are successors to IRTBs in respect of the assets of the telecommunications division of Ledcor Industries. The IRTBs were granted in respect of consultancy services provided to Ledcor Industries by Mr. Olsen and Mr. Stow through their respective consulting companies

SELLING SHAREHOLDER

    The following table describes the ownership of our Class A Non-Voting Shares by our selling shareholder as of April 14, 2000 and as adjusted to reflect the sale of Class A Non-Voting Shares by such selling shareholder in the offering. As of April 14, 2000 there were 395,770,480 Class A
Non-Voting Shares outstanding and 77,781,511 Class A Non-Voting Shares issuable upon conversion of all outstanding Preferred Shares.

                                          PERCENTAGE
                          NUMBER OF      BENEFICIALLY                      NUMBER OF
                           SHARES           OWNED         NUMBER OF          SHARES           PERCENTAGE
       NAME OF          BENEFICIALLY        PRIOR          SHARES         BENEFICIALLY       BENEFICIALLY
       SELLING         OWNED PRIOR TO       TO THE       OFFERED IN     OWNED AFTER THE    OWNED AFTER THE
     SHAREHOLDER       THE OFFERING(1)     OFFERING     THIS OFFERING     OFFERING(2)          OFFERING
---------------------  ---------------   ------------   -------------   ----------------   ----------------
Ledcor Limited
  Partnership(3).....    301,266,400          39%         1,650,000       264,136,637              32%

------------------------

(1) Concurrent with the closing of this offering, we will reorganize our share capital. Pursuant to this reorganization, the Class A Non-Voting Shares will be redesignated as Subordinate Voting Shares. See "Description of Capital Stock and Share Capital Reorganization."

(2) Includes sale of approximately 35 million Subordinate Voting Shares issued in private placements to be consummated concurrently with the offering.

(3) The general partner of Ledcor Limited Partnership is Ledcor Industries Limited, a wholly owned subsidiary of Ledcor.

                  RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

TRANSACTIONS WITH LEDCOR

    DESCRIPTION OF REORGANIZATION AND RELATED AGREEMENTS

    Effective May 31, 1998, we entered into a series of agreements with Ledcor to purchase the equipment, fiber optic strands and some other assets related to the business of Ledcor Industries' telecommunications division. As part of the reorganization, we also entered into the construction services agreements to complete a construction project for Ledcor. Effective August 31, 1998, Ledcor transferred to us their 50% interest in 360-USA and, in March 2000, 360-USA became our wholly owned subsidiary.

    The material agreements we entered into with Ledcor in connection with the reorganization are as follows:

    RAILPLOW. Effective May 31, 1998, the patent for the railplow which we use in connection with the construction of some portions of our network on railroad ROW were transferred to a subsidiary of Ledcor that we refer to as "Patent Co.," and we were concurrently granted a non-exclusive license for its use at our request. Effective December 1, 1998, one of our subsidiaries acquired 50% of the shares of Patent Co. Ledcor has agreed to cause Patent Co. to grant to us a royalty-free worldwide exclusive license for the use and other exploitation of the plow technology. The license will cease to be exclusive six months after a change of control of us. The shareholders agreement relating to Patent Co. provides that Ledcor and our subsidiary have the option to acquire the other party's shares of Patent Co. if the other party becomes insolvent, bankrupt or subject to a change of control.

    MANAGEMENT SERVICES AGREEMENT. We currently receive immaterial amounts of management staff, administrative and other support pursuant to a management services agreement with Ledcor. Under this agreement, prior to January 1, 2000 we reimbursed Ledcor for some of the related costs and paid a monthly fee of Cdn.$200,000. Beginning January 1, 2000, the Cdn. $200,000 monthly obligation was eliminated. This agreement is terminable at any time by either party.

    EMPLOYEE SERVICES AGREEMENTS. We were previously a party to two employee services agreements with Ledcor. Under these agreements, Ledcor provided us with personnel for the design, engineering, construction and installation of the network, and we reimbursed Ledcor for the direct costs of these personnel. These agreements have terminated.

    CONSTRUCTION SERVICES AGREEMENTS. We were previously party to construction services agreements with Ledcor under which we agreed to provide fiber optic network construction services to Ledcor and fulfill Ledcor's fiber optic network construction commitments for some builds. We also agreed to procure the requisite insurance necessary for these builds and perform all work in strict compliance with the appropriate contract and applicable laws. In addition, we agreed to indemnify Ledcor for particular losses, liabilities, damages and claims that may arise under the agreements. In return, Ledcor paid us an amount equal to costs incurred plus 15% of our total costs. Either party may terminate these agreements at any time. Our obligations under these agreements were complete by the end of January 1999.

    NON-COMPETE AGREEMENT. Ledcor has agreed not to compete with us in the business of developing or constructing fiber optic communications infrastructure for a period ending on the earlier of May 31, 2008 and six months after a change of control of us.

    SALE AND TRANSFER AGREEMENTS. We entered into a series of agreements that transferred equipment and other assets of Ledcor Industries' telecommunications division including a minimum of 12 strands of dark fiber along Ledcor Industries' project across Canada and the northeast United States.

    PURCHASE OF SHARES OF 360-USA

    Effective August 31, 1998, each of Ledcor and Mi-Tech transferred their 50% interest in 360-NI to 360-USA, a newly incorporated Nevada corporation. In exchange, each of Ledcor and Mi-Tech acquired 50% of the common shares of 360-USA. At the same time, Ledcor exchanged with 360-USA a promissory note in the amount of $3,915,000 payable by 360-NI to Ledcor for a promissory note of the same face value payable by 360-USA to Ledcor. In addition, Mi-Tech exchanged with 360-USA a promissory note in the amount of $7,231,230 payable by 360-NI to Mi-Tech for a promissory note of the same face value payable by 360-USA to Mi-Tech.

    In a subsequent series of transfers, also effective August 31, 1998, Ledcor transferred to us their shares of 360-USA and the $3,915,000 promissory note payable by 360-USA to Ledcor. In exchange, we issued additional shares and a promissory note of the same face value to Ledcor.

    In March 2000, we agreed with Mi-Tech to acquire its remaining 25% interest in 360-USA for 22,285,714 Subordinate Voting Shares.

    ACQUISITION, CONSTRUCTION AND CONSTRUCTION MANAGEMENT OF FIBER OPTIC NETWORK ASSETS

    On September 27, 1999, we concluded a transaction with Ledcor whereby we acquired particular fiber optic network assets in consideration of the issue of 72,000,000 of our Class C Multiple Voting Shares. In addition, we assumed defined rights and obligations under build agreements with a third party, including obligations relating to the completion of those builds and particular support structure, maintenance, license and access and underlying rights obligations.

    On June 25, 1999, we concluded a transaction with Ledcor whereby Ledcor would complete an approximate 156-mile portion of the fiber optic build between Portland and Sacramento for approximately $23.7 million.

    Effective as of May 1, 1999, we concluded a transaction with Ledcor whereby personnel of Ledcor who were involved in the designing and planning of the 360ATLANTIC cable stations will oversee management and supervision of construction of these facilities for a fee of approximately $1.7 million.

    On August 4, 1999, we reached an agreement with Ledcor whereby Ledcor would construct communications shelters on various segments of our network builds for approximately $4.3 million.

    CANADIAN TELECOMMUNICATIONS ARRANGEMENT

    On April 17, 2000 we concluded a series of transactions to transfer our Canadian telecommunication transmission facilities and certain related facilities to Urbanlink. The assets were transferred at fair market value which was approximately $16 million. The consideration for the transfer was the non-voting participating shares described below. For accounting purposes the transfers were undertaken at carrying value which was approximately
$6.4 million. The arrangement allows 360NETWORKS to issue voting, as opposed to non-voting, shares in connection with the offering and allows us to more easily expand our operations globally through acquisitions. A subsidiary of Ledcor owns 66 2/3% of the voting non-participating shares and 49% of the non-voting participating shares of the holding company which wholly owns Urbanlink, and we own 33 1/3% of the voting non-participating shares and 51% of the non-voting participating shares of that company. The share ownership of Ledcor, including the controlling interest owned by David and Clifford Lede, directors of 360NETWORKS, is described under "Principal and Selling Shareholder." To acquire its non-voting participating shares, a subsidiary of Ledcor contributed Subordinate Voting Shares of 360NETWORKS. Concurrent with the closing of the arrangement we entered into certain non-exclusive resale arrangements with Urbanlink, under which we will receive bandwidth capacity for resale purposes, a NOC Operating Agreement pursuant to which Urbanlink will operate the Vancouver NOC and a Shareholders Agreement with the subsidiary of Ledcor that requires us to purchase the shares of the holding company in the event of a change in the TELECOMMUNICATIONS ACT (Canada) that eliminates the requirement that Canadian telecommunications carriers be owned and controlled by Canadians. Although the value of future transactions under these agreements cannot be ascertained now, the agreements have been negotiated to reflect fair market terms. We will contribute certain telecommunications assets under construction to Urbanlink in the future and a subsidiary of Ledcor will contribute additional Subordinate Voting Shares at values to be determined in the future.

    LEASES

    Ledcor leases our facilities in Toronto to us for approximately $881,000 per year under agreements that expire in 2009.

    BACKGROUND OF LEDCOR

    Ledcor, established in 1947, is among the largest diversified construction companies in Canada and has substantial experience as a construction contractor in the United States. Ledcor's core business activities, in addition to the activities of the telecommunications division, are pipeline and civil construction and diversified contracting, including major commercial and industrial buildings and industrial and mining projects. Ledcor reported revenues of more than Cdn.$900 million for the fiscal year ended August 31, 1999 from all activities, with significant contribution from the telecommunications division.

    Ledcor began designing, engineering and constructing buried long distance power generation and fiber optic telecommunications systems more than ten years ago and has installed fiber optic cable networks on a contract basis for numerous telecommunications companies, including Bell Canada, MTS Netcom Inc., AT&T, AT&T Canada, Alaska Fiber Star, FONOROLA Inc., Mi-Link Communications, LLC, Champlain Telephone Company and World Net Communications Inc.

    In 1996, Ledcor installed its first fiber optic cable as a developer between the cities of Edmonton and Calgary, Alberta. Ledcor sold fiber strands of this cable, on a "condominium" basis prior to construction, to FONOROLA, Sprint Canada and AT&T Canada. After the successful completion of this project, Ledcor began, as a developer, the first trans-Canadian fiber optic cable network.

    The foundation of Ledcor's success and growth over the last 52 years has been built on the strength of its dedicated people, ability to control costs and its conservative but entrepreneurial approach to business. Ledcor believes it has maintained an excellent reputation for the quality of its products and services in its markets and enjoys substantial repeat business from major customers.

TRANSACTIONS WITH CANADIAN NATIONAL

    In March 2000, we acquired the minority interest of each of 360-CN and IC LLC, as a result of which we issued to CN Subordinate Voting Shares, subject to adjustment based on the number of Subordinate Voting Shares issued to certain other parties and based on the total value of Subordinate Voting Shares issued in this transaction (based on the initial public offering price) being not less than $100 million and not more than $160 million. Based upon the initial public offering price of $14 per share the number of Subordinate Voting Shares issued to CN will equal 11,428,571. In addition, Claude Mongeau, a Senior Vice-President and the Chief Financial Officer of CN, recently became one of our directors.

PURCHASE OF SHARES BY CHIEF EXECUTIVE OFFICER

    On December 22, 1999, Gregory Maffei purchased 52,160,000 of our Class A Non-Voting Shares and 9,840,000 of our Class C Multiple Voting Shares for
$77.5 million, representing approximately 8% of our total equity diluted on a fully diluted basis. To facilitate the sale, we advanced an amount equal to the purchase price to Mr. Maffei under a limited recourse note maturing on December 22, 2005. The note will mature, in whole or in part, as a result of the sale of our shares by Mr. Maffei or Mr. Maffei's ceasing to be employed by us.

    We have the right to repurchase certain of Mr. Maffei's shares at the original purchase price plus the pro rata amount of interest accrued on the note in the event Mr. Maffei's employment with us is terminated before June 30, 2003. In addition, Mr. Maffei has the right to require the repurchase of some or all of his shares by us or, at our option, Worldwide Fiber Holdings Ltd.

IRREVOCABLE RIGHTS TO BUY

    Larry Olsen, our Vice Chairman and Chief Financial Officer, and Madison Square, each presently has the irrevocable right to acquire from Worldwide Fiber Holdings Ltd. and Ledcor Limited Partnership up to 5% of our shares owned by each and to participate pro rata in sales of shares made by those entities. Mr. Olsen and Madison Square have exercised their rights to participate in certain private equity sales to be made by Ledcor concurrently with the consummation of this offering.

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                          DESCRIPTION OF CAPITAL STOCK
                        AND SHARE CAPITAL REORGANIZATION

    Concurrent with the closing of the offering, we will reorganize our share capital so that it will consist of the following three classes of shares:

    - Subordinate Voting Shares,

    - Multiple Voting Shares, and

    - Preferred Shares, issuable in series,

each with the rights and attributes described below:

SUBORDINATE VOTING SHARES

    Our holders of Subordinate Voting Shares will be entitled to one vote per share at any meeting of our shareholders except meetings at which only shareholders of a specified class of shares (other than the Subordinate Voting Shares) are entitled to vote. Subject to the preference of any outstanding Preferred Shares, the holders of Subordinate Voting Shares will be entitled to participate equally with holders of Multiple Voting Shares in any dividends our board of directors declares out of funds legally available for the payment of dividends. If we are liquidated, dissolved or wound up, holders of Subordinate Voting Shares are entitled to share ratably with holders of Multiple Voting Shares in all assets remaining after payment of our liabilities and any liquidation preferences of any outstanding Preferred Shares.

    The Subordinate Voting Shares may not be subdivided, consolidated, reclassified or otherwise changed unless, at the same time, the Multiple Voting Shares are subdivided, consolidated, reclassified or otherwise changed equally, share-for-share, in the same proportion and in the same manner.

MULTIPLE VOTING SHARES

    Holders of Multiple Voting Shares will be entitled to ten votes per share at any meeting of our shareholders except meetings at which only shareholders of a specified class of shares (other than the Multiple Voting Shares) are entitled to vote. Subject to the preference of any outstanding Preferred Shares, the holders of Multiple Voting Shares are entitled to participate equally with holders of Subordinate Voting Shares in any dividends our board of directors declares out of funds legally available for the payment of dividends. If we are liquidated, dissolved or wound up, holders of Multiple Voting Shares are entitled to share rateably with holders of Subordinate Voting Shares in all assets remaining after payment of our liabilities and any liquidation preferences of any outstanding Preferred Shares. Each Multiple Voting Shares is convertible at any time, at the option of the holder, into one Subordinate Voting Share.

    The Multiple Voting Shares may not be subdivided, consolidated, reclassified or otherwise changed unless, at the same time, the Subordinate Voting Shares are subdivided, consolidated, reclassified or otherwise changed equally, share-for-share, in the same proportion and in the same manner.

NEW PREFERRED SHARES ISSUABLE IN SERIES

    On the closing of the offering, our board of directors will be authorized, without further action by the shareholders, to issue Preferred Shares in one or more series and to set the number of shares constituting any such series and the designation, rights, privileges, restrictions and conditions attaching to the shares of such series including dividend rights and rates, redemption provisions (including sinking fund provisions), rights of conversion or exchange, liquidation

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preferences and voting rights, if any. The Preferred Shares as a class are entitled to priority over the Subordinate Voting Shares and Multiple Voting Shares if our Board of Directors decides to pay any dividends, and, if we are dissolved, liquidated or wound up, the Preferred Shares are entitled as a class to priority in respect of return of capital. Except as required by law or the provisions of any designated series of Preferred Shares, the holders of Preferred Shares as a class are not entitled to receive notice of, attend or vote at any meeting of our shareholders.

TAKE-OVER BID PROTECTION

    Under applicable Canadian law, an offer to purchase Multiple Voting Shares would not necessarily require that an offer be made to purchase Subordinate Voting Shares. As a result, and to comply with policies adopted by Canadian securities regulatory authorities and The Toronto Stock Exchange, our holders of Multiple Voting Shares will enter into a transfer restriction agreement (the "Transfer Restriction Agreement") with respect to not less than 80% of the Multiple Voting Shares, effective upon the closing of this offering, with Montreal Trust Company of Canada, as trustee, and us in order to provide the holders of Subordinate Voting Shares with particular rights in the event of a "take-over bid" for Multiple Voting Shares under Canadian law. A "take-over bid", generally defined, is an offer to acquire outstanding equity or voting shares of a class, where, upon completion of the offer, the offeror would own more than 20% of the shares of the class.

    Under the Transfer Restriction Agreement, the parties will agree not to sell the Multiple Voting Shares owned by them, and which are subject to the Transfer Restriction Agreement, directly or indirectly, pursuant to a take-over bid, as defined by applicable securities legislation, under circumstances in which securities legislation would have required the same offer or follow up offer to be made to all holders of Subordinate Voting Shares if the sale had been of Subordinate Voting Shares rather than Multiple Voting Shares.

    One circumstance where securities legislation would not require the same offer to be made to all holders of Subordinate Voting Shares is if: (i) the purchase is made from not more than five persons; (ii) the bid is not made generally to holders of the Multiple Voting Shares; and (iii) the price does not exceed 115% of the market price of the Subordinate Voting Shares.

    The prohibition on sales of Multiple Voting Shares will not apply if an offer identical in all material respects is made concurrently to purchase Subordinate Voting Shares, which identical offer has no condition attached other than the right not to take up and pay for shares tendered if no shares are purchased pursuant to the offer for Multiple Voting Shares. Under the Transfer Restriction Agreement, the parties will also agree not to transfer any Multiple Voting Shares which are subject to the Transfer Restriction Agreement (other than a transfer to a pledgee, as security or to another party to the Transfer Restriction Agreement) unless the purchaser is or becomes a party to the Transfer Restriction Agreement.

SHARE CAPITAL REORGANIZATION

    Our Memorandum of Association currently authorizes us to issue 100,000,000,000 Class A Non-Voting Shares, 100,000,000,000 Class B Subordinate Voting Shares, 100,000,000,000 Class C Multiple Voting Shares and 200,045,000,000 Preferred Shares divided into 100,000,000,000 Series A Non-Voting Preferred Shares, 100,000,000,000 Series B Subordinate Voting Preferred Shares and 45,000,000 Class C Redeemable Preferred Shares. Concurrent with the closing of the offering, the following share conversions and steps to reorganize our capital will occur resulting in the share capital structure described above:

    - the holders of our existing Class B Subordinate Voting Shares will cause the company to convert their shares into Class A Non-Voting Shares and all authorized but unissued Class B Subordinate Voting Shares will be cancelled,

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    - the Series A Non-Voting Preferred Shares will be converted into Class A
      Non-Voting Shares and all of the authorized but unissued Series A Non-Voting Preferred Shares, Series B Subordinate Voting Preferred Shares and Series C Redeemable Preferred Shares will be cancelled,

    - our existing Class A Non-Voting Shares will be redesignated as Subordinate Voting Shares and their share conditions shall be amended to provide the holders with one vote per share and otherwise attach those rights and attributes described above,

    - our existing Class C Multiple Voting Shares will be redesignated as Multiple Voting Shares and their share conditions will be amended to provide the holders with ten votes per share, and

    - a class consisting of 500,000,000,000 Preferred Shares, issuable in series, will be authorized and created.

STRATEGIC INVESTORS

    Affiliates of Comcast Corporation, MSD Capital L.P., the private investment fund for Michael Dell, Liberty Media Corporation, News Corporation, Shaw Communications Inc., Oak Investment Partners, Denis O'Brien, Jr., Kleiner Perkins Caufield & Byers, Dr. Nathan Myhrvold, GT Group Telecom, Inc., InterNAP Network Services Corporation, divine interVentures, inc., RLM Holdings LLC and PSINet Inc. and certain shareholders of GlobeNet, including Boston Ventures Limited Partnership V, Kelso Investment Associates VI and Providence Equity Partners III, have purchased or agreed to purchase from Worldwide Fiber Holdings Ltd. and Ledcor Limited Partnership in private transactions an aggregate of approximately 58.3 million Subordinate Voting Shares for total cash consideration of approximately $649.3 million. The average price per share paid or agreed to be paid by these strategic and private investors is less than the initial public offering price. The purchasers of these Subordinate Voting Shares have agreed that they will not transfer their shares for 12 months. Worldwide Fiber Holdings Ltd. and Ledcor Limited Partnership are in discussions to, and may agree to, issue Subordinate Voting Shares to a limited number of additional private and strategic investors in transactions which are expected to close shortly after the closing of this offering. Those investors include certain financial institutions and strategic investors that may buy notes in our concurrent debt offerings. If all of these transactions are completed, Ledcor will sell approximately 23 million Subordinate Voting Shares for total consideration of approximately $276 million.

REGISTRATION RIGHTS

    Substantially all of our shareholders, with the exception of Worldwide Fiber Holdings Ltd., Ledcor Limited Partnership and MacKenzie Partners LLC, have registration rights, including demand and piggyback registration rights. These shareholders own an aggregate of 287,244,777 Subordinate Voting Shares. All of these shareholders have agreed not to dispose of or hedge any of their Subordinate Voting Shares during the period from the date of this prospectus continuing through the periods set forth herein. In addition, substantially all of our shareholders have agreed that they will not transfer their shares for at least 12 months. See "Shares Eligible for Future Sale."

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                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has been no market for our Subordinate Voting Shares. Future sales of substantial amounts of our Subordinate Voting Shares in the public market could adversely affect prevailing market prices. Sales of substantial amounts of our Subordinate Voting Shares in the public market after any restrictions on sale lapse could adversely affect the prevailing market price of the Subordinate Voting Shares and impair our ability to raise equity capital in the future.

    Upon completion of the offering, we will have 724,300,134 Subordinate Voting Shares outstanding and outstanding options to purchase 52,501,680 Subordinate Voting Shares, assuming no additional option or warrant grants or exercises after March 17, 2000. The great majority of the Subordinate Voting Shares sold prior to the offering will be subject to the lock-up agreements described below. We expect that the Subordinate Voting Shares sold in the offering, including any shares issued upon exercise of the underwriters' over-allotment option, will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act.

    The remaining Subordinate Voting Shares outstanding and any Subordinate Voting Shares subject to outstanding options which are not issued pursuant to a registration statement are or will be "restricted securities" within the meaning of Rule 144. Restricted securities may be sold in the public market only if the sale is registered or if it qualifies for an exemption from registration, such as under Rule 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below. Sales of restricted securities in the public market, or the availability of such shares for sale, could adversely affect the market price of the Subordinate Voting Shares.

LOCK-UP AGREEMENTS

    Our directors, officers and various other shareholders, who together hold substantially all of our securities, have entered into lock-up agreements in connection with this offering. These lock-up agreements generally provide that the following holders will not offer, sell, contract to sell, grant any option to purchase or otherwise dispose of our Subordinate Voting Shares or any securities exercisable for or convertible into our Subordinate Voting Shares owned by them for the following periods after the date of this prospectus without the prior written consent of Goldman, Sachs & Co. and Donaldson, Lufkin & Jenrette Securites Corporation and 360NETWORKS:

    - Ledcor and Worldwide Fiber Holdings Ltd.--24 months;

    - our strategic investors, certain shareholders of GlobeNet (in connection with their strategic investment), Mr. Maffei, Madison Square, our directors, CN, Michels, and the consultant--12 months; and

    - our vice presidents--6 months.

The lock-up agreements cover Subordinate Voting Shares, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701.

RULE 144

    In general, under Rule 144 as currently in effect, after the expiration of the lock-up agreements, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

    - one percent of the number of shares of Subordinate Voting Shares then outstanding, which will equal approximately 7,243,001 shares immediately after this offering; and

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    - the average weekly trading volume of our Subordinate Voting Shares during the four calendar weeks preceding the sale, which we cannot determine at this time.

    Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice and the availability of current public information about us.

RULE 144(K)

    Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, may sell these shares without complying with the manner of sale, public information, volume limitation or notice requirements of Rule 144.

RULE 701

    Rule 701, as currently in effect, permits our employees, officers, directors or consultants who purchased shares pursuant to options granted prior to July 21, 1998, under a written compensatory plan or contract to resell such shares in reliance upon Rule 144, but without compliance with some restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 ninety days after effectiveness without complying with the holding period requirement and that non-affiliates may sell such shares in reliance on Rule 144 ninety days after effectiveness without complying with the holding period, public information, volume limitation or notice requirements of Rule 144.

REGISTRATION RIGHTS

    We have granted various registration rights to some of our shareholders, which will enable these shareholders to cause us to register their shares for sale either in connection with the exercise of a demand registration right or, subject to particular cutbacks by managing underwriters, "piggyback" registration rights. For a summary of these rights, please refer to the section of this prospectus entitled "Share Capital Reorganization and Description of Capital Stock--Registration Rights."

CANADIAN RESALE RESTRICTIONS

    The Subordinate Voting Shares outstanding immediately prior to the offering or issued pursuant to the exercise of options granted prior to the offering may not be sold or otherwise disposed of for value in Canada, except pursuant to either a prospectus, a discretionary exemption or a statutory exemption available only in specific limited circumstances, unless or until, among other things, we have been a reporting issuer for at least twelve months and disclosure to applicable Canadian securities regulatory authorities has been made. We have applied to applicable Canadian securities regulatory authorities to permit after six months sales of Subordinate Voting Shares issued upon exercise of options granted prior to the offering without the requirement that we be a reporting issuer for at least twelve months prior to such sales. We will become a reporting issuer in each of the provinces of Canada upon the filing of this prospectus with, and the issuance of a receipt therefor by, such Canadian securities regulatory authorities. In addition, sales of our shares in Canada by our control shareholders (generally, persons or companies who alone or in combination with others hold a sufficient number of securities to affect materially the control of the issuer) will be restricted.

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                                   REGULATION

    We do not believe our dark fiber offering is currently subject to extensive regulation that would have a material adverse effect on our business, financial condition, or operations. See "Risk Factors--Telecommunications Regulation--Extensive Regulation." However, we are part of an industry that is highly regulated by federal, state and local governments whose actions are often subject to regulatory, judicial, or legislative modification. In addition, to the extent that any bandwidth capacity and lit fiber offerings are treated as private carriage, telecommunications services or competitive local exchange carrier ("CLEC") offerings in the United States, additional federal and state regulation would apply to those offerings. Accordingly, there can be no assurance that regulations, current or future, will not have a material adverse effect on us.

UNITED STATES

    FEDERAL

    U.S. Federal regulation has a significant impact on the telecommunications industry. Federal regulations have undergone major changes in the last four years as the result of the enactment of the Telecommunications Act of 1996 (the "1996 Act") on February 8, 1996. The 1996 Act is the most comprehensive reform of the U.S. telecommunications law since the Communications Act was enacted in 1934. For example, the 1996 Act imposes a number of interconnection and access requirements on telecommunications carriers and on all LECs, including incumbent local exchange carriers ("ILECs") and CLECs.

    The different ways we intend to offer fiber optic supported services could trigger four alternative types of regulatory requirements:
(1) non-communications services, (2) private carrier services,
(3) telecommunications services or common carriage and (4) CLEC offerings. The law establishing these alternative regulatory requirements is often unclear, so it is impossible to predict in many instances how the Federal Communications Commission ("FCC") will classify our services. Regulations associated with each type of offering are described below.

    NON-COMMUNICATIONS SERVICES

    The provision of dark fiber can be viewed as a non-communications service in that it is not a service, but rather the provision of a physical facility that is indistinguishable from other non-communications offerings such as constructing an office building. Many providers of dark fiber are currently operating on the assumption that they are providing unregulated facilities. Although the FCC attempted to regulate dark fiber as a common carrier service, this position was vacated by the U.S. Court of Appeals for the District of Columbia Circuit in 1994. The FCC has not addressed the issue since that time and, thus, we believe that dark fiber is not regulated as a common carrier service at this time. However, there is no assurance that the FCC, on remand, may not take the position again that dark fiber offerings are subject to common carrier regulation.

    PRIVATE CARRIER SERVICES

    Even if some of our offerings are treated as a communications service, they could be viewed as a private carrier offering. Private carrier offerings typically entail the offering of telecommunications, but are provided to a limited class of users on the basis of individually negotiated terms and conditions that do not meet the definition of a telecommunications service under the 1996 Act. If our services are treated as private carriage, they are generally unregulated by the FCC, but would be subject to universal service payments based on the gross revenues from end users. See "Regulation--United States--Federal--Telecommunications Services--Universal Service." Private carriers may also be subject to access charges if interconnected to LECs.

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    TELECOMMUNICATIONS SERVICES

    Some of our services, such as the provision of bandwidth capacity and lit fiber, may be treated as telecommunications services by the FCC. If some of our services are treated as telecommunications services a significant number of federal regulatory requirements will be applicable to those services.

    The law essentially defines telecommunications carriers to include entities offering telecommunications services for a fee directly to the public or to classes of users so as to be effectively available directly to the public, regardless of the facilities used. "Telecommunications" is defined as the transmission, between or among points specified by the user, of information of the user's choosing, without change in the form or content of the information as sent and received. For the reasons stated above regarding our belief that we are not a common carrier, we also believe that we are not a telecommunications carrier concerning our dark fiber offerings. The FCC has ruled that the term "telecommunications carrier" is the same as the definition of common carrier and, therefore, a company providing fiber facilities on an individualized and selective basis, as we propose, is probably not a telecommunications carrier. A decision to this effect has been appealed to federal court. A decision on this appeal reversing or remanding the FCC's conclusion could require that our services be treated as common carriage. Some railroad, power and telecommunications associations--none of which are affiliated with us--have petitioned the FCC to clarify the status of fiber providers in this regard. The FCC's pending court remand, described above, might also address the application of these requirements to us. If the FCC decides that these companies are telecommunications carriers, we would be subject to some regulatory requirements which may impose substantial administrative and other burdens on us.

    If the FCC finds some of our services to be a telecommunications service, we may be regulated as a non-dominant common carrier. The FCC imposes regulations on common carriers such as the Regional Bell Operating Companies ("RBOCs") that have some degree of market power ("dominant carriers"). The FCC imposes less regulation on common carriers without market power ("non-dominant carriers"). Under the FCC's rules, we would be a non-dominant carrier and as such do not need authorization to provide domestic services and can file tariffs on one day's notice. The FCC requires common carriers to obtain an authorization to construct and operate telecommunication facilities and to provide or resell telecommunications services, between the United States and international points.

    GENERAL OBLIGATIONS OF ALL TELECOMMUNICATIONS CARRIERS. To the extent that any of our offerings are treated as telecommunications services, we would be subject to a number of general regulations at the federal level that apply to all telecommunications carriers, including the obligation not to charge unreasonable rates or engage in unreasonable practices, the obligation to not unreasonably discriminate in our service offerings, the need to tariff our services, the potential obligation to allow resale of our services in certain circumstances and the fact that third parties may file complaints against us at the FCC for violations of the Communications Act of 1934 or the FCC's regulations. Certain statistical reporting requirements may also apply. In addition, FCC rules require that telecommunications carriers contribute to universal service support mechanisms, the Telecommunications Relay Service fund, the number portability fund and the North American Number Plan Administrator fund.

    INTERCONNECTION OBLIGATIONS OF ALL TELECOMMUNICATIONS CARRIERS. All telecommunications carriers have the basic duty to interconnect, either directly or indirectly, with the facilities of other telecommunications carriers. This is the minimum level of interconnection required and is generally viewed to impose only minimal requirements as compared with the interconnection obligations imposed on incumbent local exchange carriers ("ILECs") and CLECs described in the next section. All telecommunications carriers must also ensure that they do not install network features, functions

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or capabilities that do not comply with guidelines and standards established by the FCC to implement requirements to ensure accessibility for individuals with disabilities and to regulations designed to promote interconnectivity of networks. These regulations could be burdensome or expensive and could adversely affect us. The FCC adopted regulations recently that clarify these statutory requirements.

    If the FCC takes the position that some or all of our fiber offerings are subject to common carrier regulation, we nonetheless believe that we could provide facilities in the United States. To do so we would be obligated to obtain Section 214 authorization to provide fiber between Canada and the United States and to disclose, among other things, the extent to which we are owned or controlled by non-U.S. entities. However, FCC policy permits 100 percent direct or indirect non-U.S. investment in common carriers that do not hold radio licenses. Thus, we believe that we could obtain Section 214 authority to provide international common carrier services despite our foreign ownership. Nevertheless, compliance with these regulatory requirements may impose additional administrative and other burdens on us that could have a material adverse effect on our business, financial condition or operations.

    TARIFFS AND PRICING REQUIREMENTS. In October 1996, the FCC adopted an order in which it eliminated the requirements that non-dominant interstate interexchange carriers ("IXCs") maintain tariffs on file with the FCC for domestic interstate services. The order does not apply to the switched and special access services of the RBOCs or other LECs. The FCC order was issued pursuant to authority granted to the FCC in the 1996 Act to "forbear" from regulating any telecommunications services provider under particular circumstances. After a nine-month transition period, relationships between interstate carriers and their customers would be set by contract. At that point, long distance companies would be prohibited from filing tariffs with the FCC for interstate, domestic, interexchange services. Carriers have the option to immediately cease filing tariffs. Several parties filed notices for reconsideration of the FCC order and other parties have appealed the decision. On February 13, 1997, the United States Court of Appeals for the District of Columbia Circuit stayed the implementation of the FCC order pending its review of the order on its merits. Currently, that stay remains in effect and interstate long distance telephony companies are therefore still required to file tariffs. A requirement to file tariffs could lead to regulation of our offerings at the federal level, although the FCC's regulation of non-dominant carriers' tariff filings has been minimal to date. Competitive access providers do not have to file tariffs for their exchange access services, but may if they choose to do so.

    If the stay is lifted and the FCC order becomes effective, telecommunications carriers will no longer be able to rely on the filing of tariffs with the FCC as a means of providing notice to customers of prices, terms and conditions on which they offer their interstate services. The FCC has required that non-dominant IXCs post their rates, terms and conditions for all their interstate, domestic services on their Internet web sites if they have one; this rule is effective once its mandatory detariffing order takes effect. The obligation to provide non-discriminatory, just and reasonable prices remains unchanged under the Communications Act of 1934. Tariffs also allow a carrier to limit its liability to its customers, including in connection with service interruptions. If tariffs are eliminated, we may become subject to liability risks that we would have been able to limit through tariff filings, and there can be no assurance that potential liabilities will not have a material adverse effect on our results of operations and financial condition and ability to meet our obligations under the notes. In addition, we must obtain prior FCC authorization for installation and operation of international facilities and the provision (including resale) of international long distance services. We are considering whether to file tariffs for these services and would have to file tariffs to the extent our international services are treated as telecommunications services. There has been no proposal to detariff international services.

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    With limited exceptions, the current policy of the FCC for most interstate access services dictates that ILECs charge all customers the same price for the same service. Thus, the ILECs generally cannot lower prices to some customers without also lowering charges for the same service to all similarly situated customers in the same geographic area, including those whose telecommunications requirements would not justify the use of the lower prices. The FCC in 1999, however, modified this constraint on the ILECs when they face specified levels of competition, which permits them to offer special rate packages to some customers, as it has done in few cases, and other forms of rate flexibility. The rules contemplate an increasing level of flexibility on a city-by-city basis as competitors have facilities in place to compete for local exchange services in those markets. Once such facilities attain 50% coverage the rules contemplate only minimal regulation of carrier access offerings.

    CUSTOMER PROPRIETARY NETWORK INFORMATION. In February 1998, the FCC adopted rules implementing Section 222 of the Communications Act of 1934, which governs the use of customer proprietary network information by telecommunications carriers. Customer proprietary network information generally includes any information regarding a subscriber's use of a telecommunications service, where it is obtained by a carrier solely by virtue of the carrier-customer relationship. Customer proprietary network information does not include a subscriber's name, telephone number and address, if that information is published or accepted for publication in any directory format. Under the FCC's rules, a carrier may only use a customer's proprietary network information to market a service that is "necessary to, or used in," the provision of a service that the carrier already provides to the customer, unless it receives the customer's prior oral or written consent to use that information to market other services. The Court of Appeals for the Tenth Circuit recently invalidated the FCC's rules with respect to how a carrier must obtain customer authorization for the use of customer proprietary network information. The FCC is expected to further challenge this court decision. In addition, the FCC recently relaxed a number of the requirements it originally adopted, which gives some flexibility to carriers on how to comply with these rules. These rules, either as adopted or as modified, may impede our ability to effectively market integrated packages of services and to expand existing customers' use of our services.

    UNIVERSAL SERVICE. On May 8, 1997, the FCC released an order establishing a significantly expanded federal universal service subsidy regime. For example, the FCC established new subsidies for telecommunications and certain information services provided to qualifying schools and libraries and for services provided to rural health care providers. The FCC also expanded or revised the federal subsidies for local exchange telephony services provided to low-income consumers and consumers in high-cost areas. Providers of interstate telecommunications services, as well as certain other entities, such as private carriers offering excess capacity to end user customers, must pay for these programs. Our share of these federal subsidy funds would be calculated based on end-user revenues. The schools and libraries and rural health care support mechanisms are assessed against interstate, international and intrastate end-user revenues. Currently, the FCC is calculating assessments based on the prior year's revenues and has recently increased the size of the schools and libraries fund by 50 percent. Assuming that the FCC continues to calculate contributions based on the prior year's revenues, we believe that we will not be liable for subsidy payments in any material amount during 2000 because we had no significant end user revenues in 1999. With respect to subsequent years, however, we are currently unable to quantify the amount of subsidy payments that we will be required to make or the effect that these required payments will have on our financial condition. In the May 8th order, the FCC also announced that it would revise its rules for subsidizing service provided to consumers in high-cost areas. The FCC has recently adopted the cost model which it will use to determine the subsidies needed for high-cost areas. The FCC also established the mechanism which will be used starting January 1, 2000 to determine the level of high cost support non-rural carriers will receive. This decision is expected to increase the fund by only a modest amount. In addition, the Court of

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Appeals for the Fifth Circuit recently affirmed the FCC's universal service program in large part, except that contributions must be based entirely on interstate and international services of interstate carriers (except for carriers providing predominately international services). This decision could substantially affect the level of contributions depending on the jurisdictional nature of the services provided by a carrier. Several petitions for administrative reconsideration of the original FCC order are pending.

    CALEA. We might incur significant expenses to assure that our networks comply with the requirements of CALEA. Under CALEA, telecommunications carriers are required to: (1) provide law enforcement officials with call content and call identifying information pursuant to a valid electronic surveillance warrant ("assistance capability requirements") and (2) reserve a sufficient number of circuits for use by law enforcement officials in executing court authorized electronic surveillance ("capability requirements"). To the extent that we provide facilities-based services, we may incur costs in meeting both of these requirements. In particular, regarding the assistance capability requirements, the government is only required to compensate carriers for the costs of making equipment installed or deployed before January 1, 1995 CALEA complaint. While the telecommunications industry is attempting to negotiate legislative and administrative changes to this reimbursement cut-off date, as it stands today, we will be financially responsible for ensuring that our post-1995 equipment is in compliance. Regarding the capacity requirements, the government will finance any necessary increases in capacity for equipment installed or deployed prior to September 8, 1998, and we are responsible for paying for any necessary increases in capacity for equipment installed or deployed after that date.

    WIRING IN MULTI-TENANT BUILDINGS. The FCC recently instituted a proceeding that could impose obligations on telecommunication carriers' obligation to provide access to competitors or customers to their wiring located in multi-tenant residential and business buildings. It is unknown at this time how the FCC will rule in this proceeding so it is impossible to evaluate its impact on our operations.

COMPETITIVE LOCAL EXCHANGE CARRIERS OFFERINGS

    It is unclear whether we would be viewed as a CLEC with respect to the provision of some of our services. A CLEC is defined as a provider of telephone exchange service, which is an interconnected service of the character ordinarily furnished by a single exchange, covered by the local exchange charge, or comparable service provided through a system of switches, transmission equipment, or other facilities, or combination thereof, by which a subscriber can originate and terminate a telecommunications service. The full parameters of what carriers are classified as a CLEC have never been fully defined by the FCC. We do not intend to operate as a CLEC. However, the FCC may disagree with this position. If we are classified as a CLEC, obligations described below that are applicable to CLECs would apply.

    INTERCONNECTION OBLIGATIONS. The 1996 Act is intended to increase competition. The act opens the local services market by requiring ILECs and CLECs, including us to the extent we are treated as a common carrier providing local exchange service, to permit interconnection to their networks and establishing obligations with respect to:

        RECIPROCAL COMPENSATION. Requires all ILECs and CLECs to complete calls originated by competing carriers under reciprocal arrangements. The prices charged by ILECs for terminating calls originated on a CLEC's network must be based on a reasonable approximation of additional cost or through mutual exchange of traffic without explicit payment.

        RESALE. Requires all ILECs and CLECs to permit resale of their telecommunications services without unreasonable restrictions or conditions. In addition, ILECs are required to offer

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    all retail telecommunications services to other carriers for resale at discounted rates, based on the costs avoided by the ILEC in the offering.

        INTERCONNECTION. Requires all ILECs and CLECs to permit their competitors to interconnect with their facilities. Requires all ILECs to permit interconnection at any technically feasible point within their networks, on nondiscriminatory terms, at prices based on cost (which may include a reasonable profit). At the option of the carrier seeking interconnection, collocation of the requesting carrier's equipment on the ILEC's premises must be offered, except where an ILEC can demonstrate space limitations or other technical impediments to collocation.

        UNBUNDLED ACCESS. Requires all ILECs to provide nondiscriminatory access to unbundled network elements (including network facilities, features, functions and capabilities) at any technically feasible point within their networks, on nondiscriminatory terms, at prices based on cost (which may include a reasonable profit). In response to the Supreme Court's decision in AT&T V. IOWA UTILITIES BOARD that required the FCC to reconsider which elements should be unbundled, the FCC has adopted an order on remand that affirms its original decision in all significant respects.

        NUMBER PORTABILITY. Requires all ILECs and CLECs to permit users of telecommunications services to retain existing telephone numbers without impairment of quality, reliability or convenience when switching from one LEC to another.

        DIALING PARITY. Requires all ILECs and CLECs to provide nondiscriminatory access to telephone numbers, operator services, directory assistance and directory listing with no unreasonable dialing delays. They must also provide dialing parity for inter-local access and transport area ("LATA") services and for intra-LATA toll services. LECs are required to implement dialing parity for intra-LATA toll services during 1999.

        ACCESS TO ROW. Requires all ILECs and CLECs to permit competing carriers access to poles, ducts, conduits and ROW at reasonable and nondiscriminatory rates, terms and conditions.

    ILECs are required to negotiate in good faith with carriers requesting any or all of the above arrangements. If the negotiating carriers cannot reach agreement within a prescribed time, either carrier may request binding arbitration of the disputed issues by the state regulatory commission. Where an agreement has not been reached, ILECs remain subject to interconnection obligations established by the FCC and state telecommunication regulatory commissions.

    In August 1996, the FCC released a decision (the "Interconnection Decision") establishing rules implementing the 1996 Act requirements that ILECs negotiate interconnection agreements and providing guidelines for review of these agreements by state public utilities commissions. On July 18, 1997, the Eighth Circuit vacated particular portions of the Interconnection Decision, including provisions establishing a pricing methodology and a procedure permitting new entrants to "pick and choose" among various provisions of existing interconnection agreements between ILECs and their competitors. On October 14, 1997, the Eighth Circuit issued a decision vacating additional FCC rules. The Supreme Court has reversed the Eighth Circuit's decision on the pricing and "pick and choose" rules. The Eighth Circuit recently issued its mandate to implement the Supreme Court's decision and established procedures for deciding the remaining issues on appeal that were not addressed by the Eighth Circuit or the Supreme Court. These regulations impose added obligations on potential competitors of the company that we would not have to comply with if we were not classified as a CLEC. To the extent that the FCC changes these regulations to be less burdensome, we could face added competition from these companies in the provision of our own services that could adversely affect us. To the extent that carriers may obtain low-priced

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access to CLEC and ILEC networks, this could reduce the demand for our fiber services. Changes to these interconnection obligations that reduce the interconnection obligations of our competitors could also adversely affect our business.

    In addition, the FCC has the responsibility under the 1996 Act to determine what elements of an ILEC's network must be provided to competitors on an unbundled basis. In August 1999, the FCC required fiber to be offered as an unbundled element. In addition, the FCC had previously allowed state commissions to establish additional unbundling requirements, and some states have required that ILECs unbundle fiber. These decisions to unbundle fiber may decrease the demand for our offerings.

    OTHER FEDERAL COMMUNICATIONS REQUIREMENTS. CLECs are also subject to other FCC filing requirements. Compliance with these obligations, individually and in the aggregate, may cause us to incur substantial expenses. There can be no assurance that these expenses will not have a material adverse effect upon our results of operations and financial condition and our ability to meet our obligations under the notes. CLECs may, but are not required to, file tariffs for their interstate access services and these rates are regulated as previously described for non-dominant carriers. See "Regulation--United States--Federal--Telecommunications Services--Tariffs and Pricing Requirements." However, the FCC recently issued a Notice of Proposed Rulemaking asking whether it should regulate the terminating access changes of such providers.

    To the extent we provide interexchange telecommunications service, we are required to pay access charges to ILECs when we use the facilities of those companies to originate or terminate interexchange calls. The interstate access charges of ILECs are subject to extensive regulation by the FCC, while those of CLECs or non-CLECs are subject to a lesser degree of FCC regulation but remain subject to the requirement that all charges be just, reasonable and not unreasonably discriminatory. With limited exceptions, the current policy of the FCC for most interstate access services dictates that ILECs charge all customers the same price for the same service. Thus, the ILECs generally cannot lower prices to some customers without also lowering charges for the same service to all similarly situated customers in the same geographic area. The FCC recently, however, modified this constraint on the ILECs when specified levels of competition from local exchange providers occur and permitted them to offer special rate packages to some customers, as it has done in a few cases, permitted other forms of rate flexibility. The rules contemplate an increasing level of flexibility on a city-by-city basis as competitors have facilities in place to compete for local exchange services in those markets. Once such facilities attain 50% coverage the rules contemplate only minimal regulation of carrier access offerings. In two orders released on December 24, 1996 and May 16, 1997, the FCC made major changes in the interstate access charge structure. The FCC removed restrictions on ILECs' ability to lower access charges and relaxed the regulation of new switched access services in those markets where there are other providers of access services. The May 16th order increased the costs that price cap LECs recover through monthly, non-traffic sensitive access charges and decreased reliance on traffic-sensitive charges. In the May 16th order, the FCC also announced its plan to bring interstate access rate levels more in line with cost. The plan will include rules that may grant price cap LECs increased pricing flexibility if the ILEC demonstrates that it faces increased competition (or potential competition) in relevant markets. The manner in which the FCC implements this approach to lowering access charge levels could have a material adverse effect on our ability to compete in providing interstate access services. On appeal, the court upheld the FCC's
May 16th order in a decision issued on August 19, 1998.

    Under the 1996 Act, RBOCs are currently prohibited from providing inter-LATA telecommunication services until they can demonstrate that they have opened their local markets to competition. Bell Atlantic in New York received such approval in December 1999. RBOCs are reported to have made substantial progress in achieving compliance with the requirements for such approvals and one or more RBOCs may receive inter-LATA approval in some states within the next

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year. In anticipation of receiving inter-LATA approval, some RBOCs have made investment in fiber providers that compete with us, e.g., Qwest and Williams. If regulators grant widespread inter-LATA approvals, we could be adversely affected through added competition because of these regulatory approvals.

    RECIPROCAL COMPENSATION. All ILECs and CLECs must complete calls originated by other carriers under reciprocal compensation arrangements. That is, the LEC terminating a local call is entitled to payment from the LEC originating a call. Charges assessed by the ILECs for terminating calls originated on a CLEC's network must be based on a reasonable approximation of additional cost or through mutual exchange of traffic without explicit payment. The FCC determined that Internet traffic is interstate in nature, not local, and has initiated a proceeding to determine appropriate carrier-to-carrier compensation. At the same time, the FCC declined to overturn a multitude of state decisions requiring ILECs to pay CLECs compensation for delivering Internet traffic to ISPs. The FCC's decision is on appeal, and ILECs are expected to ask states or federal courts to reverse the existing state determinations.

REGULATION OF CABLE

    The FCC has the responsibility under the Act Relating to the Landing and Operation of Submarine Cables in the United States, 47 U.S.C. SectionSection34-39 ("Cable Landing Act"), to issue licenses for the landing and operation of submarine cables in the United States. The FCC routinely grants cable landing licenses to applicants, similar to us, from WTO Member countries subject to U.S. State Department approval. However, applicants must disclose the extent to which they are owned or controlled by non-U.S. entities. Although the FCC retains the right to restrict foreign ownership of cable landing licenses that raise national security concerns, it has not yet done so. We already hold one submarine cable landing license and believe that the FCC is unlikely to restrict our ownership of additional cable landing licenses despite our foreign ownership. Nevertheless, there can be no assurance that the FCC would not deny, or condition, any application by us to provide common carrier services. No later than 90 days prior to construction of the cable, however, applicants for cable landing licenses must also provide ownership information with respect to the cable landing station. The FCC may restrict non-U.S. ownership of cable landing stations to protect the national security of the United States. The construction of new submarine cable systems is categorically excluded from environmental processing rules.

    STATE

    The 1996 Act prohibits state and local governments from enforcing any law, rule or legal requirement that prohibits or has the effect of prohibiting any entity from providing any interstate or intrastate telecommunications service. In addition, under current FCC policies, any dedicated transmission service or facility that is used more than 10% of the time for interstate or foreign communication is generally subject to FCC jurisdiction rather than state regulation.

    Despite these prohibitions and limitations, telecommunications services are subject to various state regulations. Among other things, the states may:

    - require the certification of TSPs,

    - regulate the rates of intrastate offerings and the terms and conditions of both intrastate and certain interstate service offerings and

    - adopt regulations necessary to preserve universal service, ensure the continued quality of communications services, safeguard the rights of consumers and protect public safety and welfare. Accordingly, state involvement in telecommunications services may be substantial.

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    In addition, state law may not recognize "private carriage" and, therefore, even if certain of our offerings are treated as "private carriage" at the federal level, they may be regulated as telecommunications or common carrier services at the state level. At present, we, through various subsidiaries, have tariffs on file with, and/or have obtained various certificates of operating authority from, approximately 25 states that were necessary under state laws to gain authorizations needed to operate as a carrier or to construct fiber facilities in those states, even though we do not operate as a common carrier. Those tariffs provide that prices, terms and conditions of an offering will be set based upon individual determinations for each customer. These tariffs may be subject to challenge, but usually are not challenged. None of our tariffs has been changed to date. Various state regulators may attempt to regulate our rates or practices, but, generally, state regulators do not actively regulate the offerings of non-dominant carriers such as us.

    The state regulatory environment varies substantially from state to state. For example, our pricing flexibility for products or services which are intrastate in nature may be limited by regulation in some jurisdictions. In addition, in arbitrating interconnection agreements under the 1996 Act between ILECs and their potential competitors, some state commissions have considered whether fiber should be an unbundled network element. The New York Public Service Commission determined that it would not require NYNEX Corporation to provide fiber as an unbundled network element. State commissions in Florida, Maryland, North Carolina and Virginia have either refused to require the ILECs to offer fiber to competitors or have stated that the issue would be addressed at a later time. On the other hand, state commissions in Illinois, Massachusetts, Arizona, Georgia, Minnesota, Ohio, Oregon and Tennessee have found fiber to be a network element and required the ILECs to offer it on an unbundled basis to CLECs. There can be no assurance that these requirements, and the associated pricing methodologies, where applicable will not reduce the demand for our offerings.

    LOCAL

    In addition to federal and state laws, local governments exercise legal authority that may affect our business. For example, some local governments retain the ability to license public ROW, subject, however, to the federal limitation that local authorities may not prohibit entities from entering the telecommunications market. Compliance with local requirements may delay and increase the costs of our use of public ROW. Accordingly, these requirements could impose substantial burdens on us.

CANADA

    We offer bandwidth services to our customers in Canada through resale arrangements. Under these resale arrangements, we obtain the use of transmission facilities on a non-exclusive, contractual basis from Urbanlink and then offer bandwidth services to our customers through the subsequent sale or lease, on a commercial basis, of these contracted facilities. As a reseller, we are not generally subject to the regulatory requirements of the Telecommunications Act (Canada). However, there can be no assurance that the regulation of resellers in Canada may not become more extensive in the future. In addition, while we believe that our operations as a reseller in Canada fully comply with Canadian law, there can be no assurance that a future determination of the Canadian Radio-television and Telecommunications Commission or events beyond our control will not result in a change in our status or affect our ability to offer services in Canada.

    The CRTC is considering reform of the current contribution regime. The CRTC's contribution regime was originally established in 1992 as a means of ensuring that rates for local residential telephone service remain affordable. Under the regime, providers of certain types of long distance voice and data services are required to pay a subsidy or "contribution" on each minute of traffic that is originated or terminated on local switched telephone networks or on cross-border or

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overseas access circuits. These contribution payments are pooled within each
ILEC territory and are paid out to ILECs and CLECs serving residential local customers, based on the number of residential network access services they serve and the level of the subsidy available in the rate band being served. On
March 1, 1999, the CRTC initiated a proceeding to consider possible reforms to the current contribution mechanism. In the public notice that initiated the proceeding, the CRTC invited interested parties to submit proposals on other mechanisms which could be used to collect contribution. Although this public notice proceeding is not yet closed, some parties in the proceeding have advocated that the current contribution regime should be converted into a revenue-based regime under which contribution would be paid on a percentage of a TSP's revenues (regardless of the types of services offered by the service provider), rather than on certain types of telecommunications traffic.

    We do not believe that the majority of our activities in Canada are subject to the requirement to pay contribution under the current contribution regime. However, given that the current contribution regime is under review by the CRTC, there can be no assurance that we would be exempt from the requirement to pay contribution in the future, particularly if the CRTC decides to adopt a revenue-based regime.

    RESTRICTIONS ON FOREIGN OWNERSHIP

    Under the Canadian ownership provisions of the Telecommunications Act,a "telecommunications common carrier" is not eligible to operate in Canada unless it is owned and controlled by Canadians. Furthermore, no more than 20% of the members of the board of directors of a telecommunications common carrier may be non-Canadian and no more than 20% of the voting shares of a telecommunications common carrier may be beneficially owned by non-Canadians. In addition, no more than 33 1/3% of the voting shares of a non-operating parent corporation of a telecommunications common carrier may be beneficially owned or controlled by non-Canadians and neither the telecommunications common carrier nor its parent may be otherwise controlled in fact by non-Canadians.

    Although we believe that our activities in Canada, including the Canadian telecommunications arrangement, comply with the foreign ownership provisions of the Telecommunications Act, there can be no assurance that a future Canadian Radio-television and Telecommunications Commission determination or events beyond our control will not result in our being required to comply with the ownership provisions of the Telecommunications Act.

    INTERNATIONAL TRAFFIC

    On October 1, 1998, the CRTC issued Telecom Decision CRTC 98-17 ("Decision 98-17") which established a framework for competition in Canada's international telecommunications services market to coincide with the Government of Canada's decision to terminate the monopoly of Teleglobe Canada Inc. over telecommunications facilities linking Canada to overseas destinations. In that decision, the CRTC determined that a party acquiring an IRU interest in an international submarine cable would not necessarily fall within the definition of a TCC. As a result, acquirers of IRUs in international submarine cables need not be Canadian-owned and controlled. We believe that this determination by the CRTC will create greater opportunities for foreign owned TSPs to purchase IRUs and other types of wholesale bandwidth capacity in the Canadian portion of our network. However, given the fact that the CRTC's findings in Decision 98-17 were limited to IRU interests held in international submarine cables, as well as the fact that IRU arrangements can involve various degrees of ownership and control over fiber facilities, there can be no assurance that holders of IRUs acquired in domestic fiber facilities, including those obtained by us from Urbanlink, would be exempt from the Canadian ownership provisions contained in the Telecommunications Act.

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    In addition to determining the status of IRUs under the Telecommunications
Act, the CRTC made a determination in Decision 98-17 to eliminate Canada's "bypass" rules, which had prohibited the routing of Canada-Canada and Canada-overseas traffic through the United States. Effective October 1, 1998, TSPs and users in Canada may route basic telecommunications traffic which either originates or terminates in Canada through the United States. Given the fact that a decision to bypass Canadian network facilities may be based on a variety of factors, including, but not limited to, cost, technology, traffic patterns and the availability of suitable facilities, there is a risk that prospective customers for our bandwidth services in Canada may choose to purchase, lease or obtain IRUs in dark or lit fiber in the United States rather than in Canada. There can be no assurance that we will be able to attract and retain a sufficient number of customers for the Canadian portions of our bandwidth services in Canada, which could have a material adverse effect on our business, financial condition and results of operations.

    On September 18, 1998, the Stentor alliance announced that, while it will continue to coordinate national network management for the regionally based ILECs, it will cease other joint initiatives in national product development, marketing and other areas. We believe that the restructuring of the Stentor alliance, the launch by Bell Canada of its national telecommunications company, the merger of BC TELECOM Inc. and TELUS to create BCT.Telus and the merger of ILECs in Atlantic Canada to create Aliant will create increased opportunities for us in the Canadian carrier market as the ILECs expand beyond their traditional serving territories.

    CRTC PROCEEDINGS

    On March 19, 1999, Urbanlink's predecessor filed an application with the Canadian Radio-television and Telecommunications Commission seeking orders under the Telecommunications Act which would permit Urbanlink's predecessor to continue to have access to street crossings and other municipal properties in the City of Vancouver for the purpose of constructing, testing and operating Urbanlink's network facilities within that city. In an answer to that application, the City of Vancouver took the position that Urbanlink's predecessor was not eligible to apply to the Canadian Radio-television and Telecommunications Commission for relief under the Telecommunications Act. On the same day, the City filed an application with the Canadian Radio-television and Telecommunications Commission requesting orders which would permit some of the carriers that have obtained indefeasible rights of use from Urbanlink's predecessor to continue to construct, operate and maintain those facilities on a zero rate, interim basis until the Canadian Radio-television and Telecommunications Commission has made a determination on the appropriate terms, conditions and compensation that should be payable to the City for the use of municipal property. In a ruling issued on October 27, 1999, the Canadian Radio-television and Telecommunications Commission granted the City's request for an interim order directing each of the carriers that obtained indefeasible rights of use from Urbanlink's predecessor to pay the City $1.00 for the right to access the City's municipal property during the period of time before the Canadian Radio-television and Telecommunications Commission makes a determination for the appropriate terms, conditions and compensation that should be payable to the City for the use of municipal property. On December 3, 1999, the Canadian Radio-television and Telecommunications Commission issued a public notice which invited interested parties to comment on what the terms and conditions of access by Canadian carriers to municipal property in Vancouver should be for the purposes of constructing, maintaining and operating transmission lines. We anticipate that the Canadian Radio-television and Telecommunications Commission will render a decision on the March 19, 1999 application of Urbanlink's predecessor against the City at the same time that it renders a decision on the matters raised by its public notice proceeding. Failure to obtain the orders requested by Urbanlink's predecessor in its initial application to the Canadian Radio-television and Telecommunications Commission could result in increased costs to us which could have a material adverse effect on our business, financial condition and results of operations.

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    In a related matter, the City of Vancouver has served Telus, a conduit provider to Urbanlink, with notices to terminate, effective December 31, 2000, most existing agreements between Telus and the City for access to street crossings and other municipal property. The City has stated that this will allow an opportunity for meaningful negotiation based on the terms and conditions that the Canadian Radio-television and Telecommunications Commission ultimately prescribes for access to municipal property. We currently have IRUs in Urbanlink facilities that are placed in the Telus conduit in the City of Vancouver. The results of any such negotiations could lead to increased maintenance and operation charges to us by Urbanlink. If our continued access to this conduit is jeopardized, our ability to operate our Vancouver network may be impaired and our business could be adversely affected.

EUROPEAN UNION

    Regulations of telecommunications in the European Union (Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal, Spain, Sweden and the United Kingdom) is subject to the requirements of European Union Law. Apart from general antitrust rules, the relevant European Union law mainly consists of directives adopted by the European Council and the European Commission (pursuant to the Treaty of Rome), which are addressed to, and are binding on, the member states of the European Union, and which require implementation in the national laws of those states. These directives are intended to establish harmonized core regulatory requirements across the European Union. They do not, however, cover every aspect of telecommunications regulation. In addition, in some cases they give a choice of different options to the member countries, or are limited to giving general principles, the detailed implementation of which must be established by the relevant national legislation.

    European Union law requires that many of the rules concerning licensing, interconnection, retail service and technical issues should have substantially the same effect in all member countries. However, due to the permitted discretion as to how EU rules are given effect within national boundaries, and/or due to ambiguity in the EU rules giving rise to different interpretations and/or due to failure by member states to properly implement such rules by the required deadline or correctly, there are often important differences in the applicable rules between member states. Private parties may, in reliance on European Union Directives, be able to bring actions in their national courts against national laws or regulations which fail to properly implement EU Directives but legal proceedings are costly and take a long time. The European Commission may bring actions in the European Court of Justice against the member states for failure to implement EU legislation properly, but such action may also take a long time, and the European Commission does not always take such action or only takes such action after a considerable delay. In consequence, for practical purposes, there may be significant differences between the rules applying in different member states, even where European Law is intended to introduce rules which are similar in effect.

    A Commission Directive known as the Full Competition Directive required all member states except those with express derogations (Greece, Ireland, Luxembourg, Portugal and Spain) to permit competition in all telecommunications services by removing restrictions on the provision of telecommunications services and telecommunications infrastructure by January 1, 1998.

    A directive known as the Licensing Directive establishes a framework for the granting of national authorizations and licenses "for the purpose of providing telecommunications services, including authorizations for the establishment and/or operation of telecommunications networks required for the provision of such services." We are advised that there is substantial support for the view that this directive, and/or other directives only enable member states to require telecommunications licenses, authorizations, or other forms of permission, to the extent that a telecommunications service is being provided and that absent such service, as in the case of the

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mere construction or control of or provision of unlit optical fiber cables, no telecommunications license, authorization or other permission can be required under European Union law. However we are also advised not all member states may interpret the requirements of European Union law in this manner, and that for practical purposes it is therefore necessary to analyze national law and regulation in each case. When we are operating or in control of fiber which is functioning or "lit" we are advised that we may on the other hand, in any particular member state, be required, to apply for an individual license if we are deemed to be providing a public telecommunications network or publicly available voice telephony services, or that we may benefit from applying for such a license to gain the rights to numbers and to gain access to ROW in respect of land. Alternatively, in some countries, we may simply be required to comply with a notification or registration procedures.

    A directive known as the Interconnection Directive requires that in any member state where we eventually offer leased lines to user premises, or control access to network termination points identified by numbers in the national numbering plan, we will have the right to negotiate interconnection with any other operators and the obligation to negotiate such interconnection when so requested. In addition, to the extent that we offer "bearer capabilities," individual member states may give us the right (and, if so, the obligation) to negotiate interconnection with other operators.

    The Interconnection Directive also requires that to the extent that we are included by any member state in the class of operators with a right and obligation to interconnect as just described, then fixed network operators deemed by the member state regulator, to have "significant market power" (as defined in that directive) must offer us interconnection on standard, cost oriented, non-discriminatory and transparent terms. However, to the extent that we are not granted any interconnection rights in any member state, we will not be entitled to cost-oriented charges from such an operator, and may be required to pay tariffs which are significantly higher in most member states.

    The European Commission has recommended that cost-oriented interconnection charges which some fixed network operators with significant market power are required to apply, should be based on long run incremental costs, which is similar to TELRIC, the cost model used by the FCC in the US. However, in the absence of appropriate accounts or models of such rates, the Commission has published benchmark interconnection rates, above which national regulators should seek justification from the relevant fixed network operator.

    Each European Union member state in which we currently conduct our business has a different regulatory regime and such differences are expected to continue. In addition, in connection with the Telia agreement we will be operating a segment of our European network in Norway, which is not a member of the European Union and therefore not subject to the various rules and regulations governing European Union member states. Norway does however have its own regulatory regime to which our operations will be subject.

360AMERICAS

    Our planned 360AMERICAS undersea fiber optic cable facilities and telecommunications services, including backhaul services, may be subject to regulation in each jurisdiction where the 360AMERICAS cable and the BUS-1 undersea fiber optic cable system that connects Bermuda and the United States ("BUS-1") land. GlobeNet currently has in place all of the necessary licenses to land and provide services from the BUS-1 system. In order to implement fully the 360AMERICAS cable, it may be necessary for GlobeNet to obtain authority to land the cable and to offer telecommunications services, including backhaul, to our customers in each jurisdiction in which the cable lands. See "Risk Factors--Government Regulation."

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UNITED STATES

    In the United States, the laws and regulations pertaining to undersea cable systems and telecommunications services are well developed and an established set of rules and procedures exist. GlobeNet has reviewed with Alcatel our various options with respect to the most optimal landing locations. On June 2, 1999, GlobeNet submitted a cable landing license application to the FCC seeking authority to land and operate the 360AMERICAS cable in Tuckerton, New Jersey (next to the landing stations for the BUS-1 system) and Boca Raton, Florida. On December 10, 1999, the FCC granted TeleBermuda International Limited ("TBI"), a wholly owned subsidiary of GlobeNet, a landing license for the 360AMERICAS cable.

    TBI's U.S. affiliate, TeleBermuda International L.L.C. ("TBI L.L.C."), was formed in May 1996 as a limited liability company under the laws of the State of Delaware. TBI L.L.C. holds the landing license for the BUS-1 system in the United States issued by the FCC, as well as certain ownership and leasehold rights with respect to BUS-1 system assets located in the United States. TBI L.L.C. is a wholly owned subsidiary of TBI. Previously, TBI held a 20% ownership interest in TBI L.L.C., and Elbac Cable Corporation ("Elbac") held the remaining 80% ownership interest. On October 29, 1999, the FCC issued a Memorandum Opinion and Order granting authority for TBI to acquire Elbac, including the 80% ownership interest held by Elbac in TBI L.L.C. This transaction was consummated on November 1, 1999, thus providing TBI with a 100% ownership interest in TBI L.L.C.

    TBI is authorized to operate in the United States as a common carrier pursuant to Section 214 of the Communications Act of 1934, as amended. This allows TBI to provide any telecommunications services, including backhaul services, to or from the United States via any means, including our current and future undersea fiber optic cable systems.

BRAZIL AND VENEZUELA

    In countries such as Brazil and Venezuela with recently privatized telecommunications industries, many of the telecommunications laws and regulations are relatively new and still evolving. In both of these countries, there are no current statutes or regulations regarding the landing of undersea fiber optic cable facilities. Accordingly, authorities have been consulted with the appropriate regulatory authorities in Brazil (ANATEL) and Venezuela (CONATEL). Based on these consultations, GlobeNet believes that it is the first private undersea fiber optic cable operator to request governmental approval to land an international fiber optic cable system in either jurisdiction. These consultations have indicated to GlobeNet that the procompetitive effects of deregulation and the desire to attract foreign investment have created flexible regulatory environments in Brazil and Venezuela that are receptive to projects such as the 360AMERICAS cable.

    The need for new undersea fiber optic cable systems is particularly strong in these countries where former monopoly providers previously controlled access to and from the country through their ownership of international capacity on traditional consortium cable systems. Although competition in the provision of telecommunications services has begun to be introduced in both jurisdictions, the former monopoly carriers continue to control the existing inventory of available undersea fiber optic capacity that lands in each country. Accordingly, capacity remains scarce and very expensive.

BRAZIL

    On March 2, 1999, GlobeNet submitted a request to ANATEL seeking authority to construct, land and operate the 360AMERICAS cable in Brazil. On October 13, 1999, in a response to this request, ANATEL indicated that the provision of submarine cable infrastructure does not constitute a telecommunications service and therefore no ANATEL license is necessary to construct, own and operate the 360AMERICAS cable.

    Established regulations and procedures exist for obtaining telecommunications services licenses in Brazil. Our operating subsidiary in Brazil has received the necessary telecommunications services licenses from ANATEL to provide backhaul services in Brazil. It is GlobeNet's expectation that we will be able to sell or lease submarine cable fiber optic facilities to all entities with authority to provide telecommunication services in Brazil. Under the current regulatory regime in Brazil only Embratel and INTELIG have the appropriate authority to offer long-distance and international switched voice telephony services in Brazil. ANATEL is currently providing licenses on a routine basis for companies seeking to offer international private network services. It is not anticipated that regulatory authority will be required for carrier-to-carrier contracts or the offering of value-added services. Thus, today GlobeNet should be able to sell its facilities to the two public switched telephony licensees, all private line licensees and value-added service providers. The government of Brazil has announced that in January 2002, it will lift current restrictions on the number of licensees in Brazil who may provide switched voice telephony. At that time, GlobeNet should also be able to offer our facilities to new competitive switched voice telephony providers.

VENEZUELA

    On March 16, 1999, GlobeNet submitted a letter to CONATEL seeking guidance on what licenses or permits from CONATEL may be necessary to land the 360AMERICAS cable in Venezuela. In response to this letter, CONATEL informed GlobeNet in writing that no authorization or permit from CONATEL is required to construct and land the 360AMERICAS cable in Venezuela. Based on advice provided by CONATEL, GlobeNet does not believe that any CONATEL permits or concessions are necessary to operate the cable or sell capacity on the cable. In order to provide backhaul services in Venezuela, GlobeNet must obtain a Private Network Concession, which is required under Venezuelan law to install and operate a telecommunications network for commercial purposes. GlobeNet shortly plans to submit an application to CONATEL for this license. Although GlobeNet cannot assure you that it will be granted this license, GlobeNet does not believe that it will not be successful in obtaining it. It is GlobeNet's expectation that it will be able to sell or lease submarine cable fiber optic facilities to all entities with authority to provide telecommunications and value added network services in Venezuela. Under the existing regulatory framework in Venezuela, only CANTV can offer international public switched telephony services in Venezuela. However, the Concession Agreement between the Republic of Venezuela and CANTV provides that in November 2000 the telecommunications market will be open for additional competition and the appropriate authority will be granted to a number of companies seeking to offer switched voice telephony services. Currently, CONATEL is issuing authority on a routine basis to companies seeking to offer international or domestic private network services. Thus, today GlobeNet can sell facilities to CANTV and private network and value added service providers. Additionally, in November 2000 GlobeNet will be able to sell facilities to newly licensed switched voice telephony providers.

                          DESCRIPTION OF INDEBTEDNESS

NOTES OFFERED IN CONCURRENT DEBT OFFERINGS

    We expect the terms of the notes that we currently intend to issue in our concurrent debt offerings to be similar to the terms of our 1999 Notes as described below. The closing of this offering is not conditioned on the closing of either of the debt offerings.

1999 NOTES

    GENERAL. The 1999 Notes are senior obligations of ours, limited to $500 million in principal amount, and mature on August 1, 2009. The 1999 Notes, which were issued pursuant to the 1999 Indenture, accrue interest at a rate of 12% per annum. Interest is payable each August 1 and February 1, commencing on February 1, 2000.

    RANKING. The 1999 Notes rank senior in right of payment to any of our future subordinated indebtedness and PARI PASSU in right of payment with all of our senior indebtedness, including the 1998 Notes (see below).

    OPTIONAL REDEMPTION. The 1999 Notes are not redeemable prior to August 1, 2004. Thereafter, the 1999 Notes will be redeemable, in whole or in part, at our option, at the redemption prices set forth in the 1999 Indenture, plus accrued and unpaid interest to the applicable redemption date. Specifically, if redeemed during the 12-month period beginning on August 1 of the years set forth below, the redemption price will be that amount, expressed as a percentage of the principal amount of the 1999 Notes, listed below:

YEAR                                                        REDEMPTION PRICE
----                                                       ------------------
2004.....................................................        106.000%
2005.....................................................        104.000%
2006.....................................................        102.000%
2007.....................................................        100.000%

    In addition, (1) prior to August 1, 2002, we may redeem up to 35% of the sum of (a) the originally issued principal amount of the 1999 Notes and (b) any subsequent notes issued under the 1999 Indenture, at 112% of their principal amount, plus accrued and unpaid interest through the redemption date, with the net cash proceeds of one or more public equity offerings; PROVIDED, HOWEVER, that at least 65% of the sum of (a) the originally issued principal amount of the 1999 Notes and (b) any subsequent notes issued under the 1999 Indenture, remains outstanding after the occurrence of the redemption and (2) we may redeem the 1999 Notes at their face value if we become obligated to pay any additional amounts as a result of change in the laws or regulations of Canada or any Canadian taxing authority, or a change in any official position regarding their application or interpretation.

    CHANGE OF CONTROL. Upon the occurrence of a change of control, each holder of 1999 Notes will have the right to require us to repurchase all or any part of that holder's 1999 Notes at a purchase price in cash equal to 101% of their principal amount, plus accrued and unpaid interest to the date of purchase.

    COVENANTS. The 1999 Indenture contains certain covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

    - borrow money;

    - pay dividends on stock or repurchase stock;

    - make investments;

    - use assets as security in other transactions; and

    - sell certain assets or merge with or into other companies.

    EVENTS OF DEFAULT. The 1999 Indenture contains customary events of default, including:

    - defaults in the payment of principal, premium or interest;

    - defaults in the compliance with covenants contained in the 1999 Indenture;

    - cross defaults on more than $10 million of other indebtedness;

    - failure to pay more than $10 million of judgments that have not been stayed by appeal or otherwise; and

    - the bankruptcy of 360NETWORKS INC. or certain of its subsidiaries.

1998 NOTES

    GENERAL. The 1998 Notes are senior obligations of ours, limited to $175 million in principal amount and mature on December 15, 2005. The 1998 Notes, which were issued pursuant to the 1998 Indenture, accrue interest at a rate of 12 1/2% per annum. Interest is payable each June 15 and December 15, commencing on June 15, 1999.

    RANKING. The 1998 Notes rank senior in right of payment to any of our future subordinated indebtedness and PARI PASSU in right of payment with all of our senior indebtedness, including the 1999 Notes.

    OPTIONAL REDEMPTION. The 1998 Notes are not redeemable prior to December 31, 2003. Thereafter, the 1998 Notes will be redeemable, in whole or in part, at our option, at the redemption prices set forth in the 1998 Indenture, plus accrued and unpaid interest to the applicable redemption date. Specifically, if redeemed during the 12-month period beginning on December 31 of the years set forth below, the redemption price will be that amount, expressed as a percentage of the principal amount of the 1998 Notes, listed below:

YEAR                                                       REDEMPTION PRICE
----                                                      ------------------
2003....................................................       106.250%
2004....................................................       100.000%

    Despite the foregoing, however, we shall not be permitted to make an optional redemption until we consummate an offer with respect to the amount of cash generated by us which is not used for the provision of taxes, fixed charges, extraordinary losses or to repay secured indebtedness (the "Accumulated Excess Cash Flow Amount") existing at December 31, 2003 as described in "Excess Cash Flow Offer" below.

    In addition, (1) prior to December 15, 2001, we may redeem up to 35% of the originally issued principal amount of the 1998 Notes at 112.5% of their principal amount, plus accrued and unpaid interest through the redemption date, with the net cash proceeds of one or more public equity offerings; PROVIDED, HOWEVER, that at least 65% of the originally issued principal amount of the 1998 Notes remains outstanding after the occurrence of the redemption and (2) we may redeem the 1998 Notes at their face value if we become obligated to pay any additional amounts as a result of change in the laws or regulations of Canada or any Canadian taxing authority, or a change in any official position regarding their application or interpretation.

    CHANGE OF CONTROL. Upon the occurrence of a change of control, each holder of 1998 Notes will have the right to require us to repurchase all or any part of that holder's 1998 Notes at a purchase price in cash equal to 101% of their principal amount, plus accrued and unpaid interest to the date of purchase.

    EXCESS CASH FLOW OFFER.  If at the end of our fiscal quarter ended
December 31, 2000 or any fiscal quarter ending on June 30 or December 31 thereafter, our Accumulated Excess Cash Flow Amount exceeds $10.0 million, we will be required to make an offer to all holders of 1998 Notes to purchase the maximum principal amount of 1998 Notes that may be purchased using that Accumulated Excess Cash Flow Amount at an offer price equal to 110% of the principal amount of the 1998 Notes, plus accrued and unpaid interest to the date of purchase, subject to a limitation that we are not obliged to repurchase more than 25% of the original principal amount of the 1998 Notes before December 31, 2003.

    COVENANTS. The 1998 Indenture contains certain covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

    - borrow money;

    - pay dividends on stock or repurchase stock;

    - make investments;

    - use assets as security in other transactions; and

    - sell certain assets or merge with or into other companies.

    EVENTS OF DEFAULT. The 1998 Indenture contains customary events of default, including:

    - defaults in the payment of principal, premium or interest;

    - defaults in the compliance with covenants contained in the 1998 Indenture;

    - cross defaults on more than $10 million of other indebtedness;

    - failure to pay more than $10 million of judgments that have not been stayed by appeal or otherwise; and

    - the bankruptcy of 360NETWORKS INC. or certain of its subsidiaries.

360ATLANTIC CREDIT FACILITY

    In February 2000, a group of our subsidiaries entered into $565 million senior secured credit facilities arranged by Goldman Sachs Credit Partners L.P., DLJ Capital Funding, Inc., Credit Suisse First Boston and Export Development Corporation. This credit facility consists of a $365 million tranche A term loan facility, a $175 million tranche B term loan facility and a $25 million working capital revolving credit facility. Our subsidiaries have borrowed $175 million under this credit facility and will use these proceeds, as well as future proceeds, for the development, design, engineering, construction and installation of 360ATLANTIC.

    The indebtedness outstanding under this credit facility is guaranteed by four of our subsidiaries within the borrowing group and is secured by all of their capital stock and substantially all of the assets and property owned by our subsidiaries within the borrowing group. This credit facility is non-recourse to 360NETWORKS INC.

    The credit facility contains customary covenants which restrict and limit the ability of our subsidiaries within the borrowing group with respect to, among other things, incurring indebtedness, entering into merger or consolidation transactions, making certain restricted payments, creating liens on assets, making investments and entering into sale and leaseback transactions and transactions with affiliates. The credit facility also limits the ability of our subsidiaries within the borrowing group to engage in activities unrelated to 360ATLANTIC. In addition, the credit facility also requires that our subsidiaries within the borrowing group comply with various financial covenants, including the receipt of a minimum amount of revenue derived from sales of capacity on 360ATLANTIC, maximum leverage ratios and a limit on capital expenditures.

    The credit facility also contains customary events of default, including the nonpayment of principal, interest, fees or other amounts, a cross-default with respect to other obligations of our subsidiaries within the borrowing group, failure to materially comply with certain covenants, conditions or provisions under the credit facility, the making of materially false or misleading representations or warranties, the occurrence of any default under material contracts related to 360ATLANTIC that could have a material adverse effect on our subsidiaries within the borrowing group, the failure to achieve the commercial operation date of 360ATLANTIC by a specified date, the occurrence of reorganization, bankruptcy, insolvency or similar proceedings or the occurrence of a change of control. Upon the occurrence and during the continuance of an event of default under the credit facility, all obligations under the credit facility could be deemed to be immediately due and payable.

PROPOSED CREDIT FACILITY

    We have accepted an underwritten commitment from The Chase Manhattan Bank and an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation to provide up to $1.0 billion of financing under a senior credit facility. This commitment is subject to negotiation of definitive documentation and other closing and lending conditions. Amounts borrowed under this facility will be required to be used in compliance with restrictions contained under our indentures. There can be no assurance that this credit facility will be entered into in a timely fashion or at all.

         MATERIAL UNITED STATES AND CANADIAN INCOME TAX CONSIDERATIONS

    In this section we summarize the material U.S. federal and Canadian federal income tax consequences of the ownership and disposition of Subordinate Voting Shares beneficially owned by individuals, corporations, trusts and estates which:

    - for purposes of the U.S. Internal Revenue Code of 1986, as amended through the date hereof (the "Code"), are U.S. persons and, for purposes of the Income Tax Act (Canada) (the "Income Tax Act") and the Canada-United States Income Tax Convention (1980), are residents of the United States and not resident in Canada;

    - hold Subordinate Voting Shares as capital assets for purposes of the Code and capital property for purposes of the Income Tax Act;

    - deal at arm's length with us for purposes of the Income Tax Act; and

    - do not and will not use or hold the Subordinate Voting Shares in carrying on a business in Canada.

    We will refer to persons who satisfy the above conditions as "Unconnected U.S. Shareholders."

    The tax consequences of an investment in Subordinate Voting Shares by persons who are not Unconnected U.S. Shareholders may differ materially from the tax consequences discussed in this section. The Income Tax Act contains rules relating to securities held by some financial institutions. We do not discuss these rules and holders that are financial institutions should consult their own tax advisors.

    This discussion is based upon the following, all as currently in effect:

    - the Income Tax Act and regulations under the Income Tax Act;

    - the Code and Treasury regulations under the Code;

    - the Canada-United States Income Tax Convention (1980);

    - the administrative policies and practices published by the Canadian Customs and Revenue Agency, formerly Revenue Canada;

    - all specific proposals to amend the Income Tax Act and the regulations under the Income Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this registration statement;

    - the administrative policies published by the U.S. Internal Revenue Service; and

    - judicial decisions.

    All of the foregoing are subject to change either prospectively or retroactively. We do not take into account the tax laws of the various provinces or territories of Canada or the tax laws of the various state and local jurisdictions of the United States or foreign jurisdictions.

    THIS DISCUSSION SUMMARIZES THE MATERIAL U.S. FEDERAL AND CANADIAN FEDERAL INCOME TAX CONSIDERATIONS OF THE OWNERSHIP AND DISPOSITION OF SUBORDINATE VOTING SHARES. THIS DISCUSSION DOES NOT ADDRESS ALL POSSIBLE TAX CONSEQUENCES RELATING TO AN INVESTMENT IN SUBORDINATE VOTING SHARES. WE HAVE NOT TAKEN INTO ACCOUNT YOUR PARTICULAR CIRCUMSTANCES AND DO NOT ADDRESS CONSEQUENCES PECULIAR TO YOU IF YOU ARE SUBJECT TO SPECIAL PROVISIONS OF U.S. OR CANADIAN INCOME TAX LAW (INCLUDING, WITHOUT LIMITATION, DEALERS IN SECURITIES OR FOREIGN CURRENCY, TAX-EXEMPT ENTITIES, BANKS, INSURANCE COMPANIES OR OTHER FINANCIAL INSTITUTIONS, PERSONS THAT HOLD SUBORDINATE VOTING SHARES AS PART OF A "STRADDLE," "HEDGE" OR "CONVERSION TRANSACTION," AND UNCONNECTED U.S. SHAREHOLDERS THAT HAVE A "FUNCTIONAL CURRENCY" OTHER THAN

THE U.S. DOLLAR OR THAT OWN SUBORDINATE VOTING SHARES THROUGH A PARTNERSHIP OR OTHER PASS-THROUGH ENTITY). THEREFORE, YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING SUBORDINATE VOTING SHARES IN THIS OFFERING.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

    Subject to the discussion below regarding Foreign Personal Holding Company Rules, Passive Foreign Investment Company Rules and Controlled Foreign Corporation Rules, this section summarizes U.S. federal income tax consequences of the ownership and disposition of Subordinate Voting Shares.

    As an Unconnected U.S. Shareholder, you generally will be required to include in income dividend distributions paid by us to the extent of our current or accumulated earnings and profits attributable to the distribution as computed based on U.S. income tax principles. The amount of any cash distribution paid in Canadian dollars will be equal to the U.S. dollar value of the Canadian dollars on the date of distribution based on the exchange rate on such date, regardless of whether the payment is in fact converted to U.S. dollars and without reduction for Canadian withholding tax. (For a discussion of Canadian withholding taxes applicable to dividends paid by us, see "Certain Canadian Federal Income Tax Considerations.") You will generally be entitled to a foreign tax credit or deduction in an amount equal to the Canadian tax withheld. To the extent distributions paid by us on the Subordinate Voting Shares exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to your adjusted tax basis in the shares and then as capital gain from the sale or exchange of the shares.

    Dividends paid by us generally will constitute foreign source dividend income and "passive income" for purposes of the foreign tax credit, which could reduce the amount of foreign tax credits available to you. The Code applies various limitations on the amount of foreign tax credits that may be available to a U.S. taxpayer. Because of the complexity of those limitations, you should consult your own tax advisor with respect to the availability of foreign tax credits.

    Dividends paid by us on the Subordinate Voting Shares generally will not be eligible for the "dividends received" deduction.

    If you sell the Subordinate Voting Shares, you generally will recognize gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in the shares. Any such gain or loss will be long-term or short-term capital gain or loss, depending on whether the shares have been held by you for more than one year, and will generally be U.S. source gain or loss.

    Dividends paid by us on the Subordinate Voting Shares generally will not be subject to U.S. information reporting or the 31% backup withholding tax unless they are paid in the United States through a U.S. or U.S.-related paying agent, including a broker. If you furnish the paying agent with a duly completed and signed Form W-9, such dividends will not be subject to the backup withholding tax. You will be allowed a refund or a credit equal to any amount withheld under the U.S. backup withholding tax rules against your U.S. federal income tax liability, provided you furnish the required information to the Internal Revenue Service.

FOREIGN PERSONAL HOLDING COMPANY RULES

    Special U.S. tax rules apply to a shareholder of a foreign personal holding company ("FPHC"). We would be classified as a FPHC in any taxable year if both of the following tests are satisfied:

    - five or fewer individuals who are U.S. citizens or residents own or are deemed to own more than 50% of the total voting power of all classes of our stock entitled to vote or the total value of our stock; and

    - at least 60% of our gross income consists of "foreign personal holding company income," which generally includes passive income such as dividends, interest, gains from the sale or exchange of stock or securities, rents and royalties.

    We believe that we are not a FPHC, and we do not expect to become a FPHC as a result of the offering. However, we can not assure you that we will not qualify as a FPHC in the future.

PASSIVE FOREIGN INVESTMENT COMPANY RULES

    The passive foreign investment company ("PFIC") provisions of the Code can have significant tax effects on Unconnected U.S. Shareholders. We could be classified as a PFIC if, after the application of certain "look through" rules, for any taxable year, either:

    - 75% or more of our gross income is "passive income," which includes interest, dividends and certain rents and royalties; or

    - the average quarterly percentage, by fair market value of our assets that produce or are held for the production of "passive income" is 50% or more of the fair market value of all our assets.

    To the extent we own at least 25% by value of the stock of another corporation, we are treated for purposes of the PFIC tests as owning our proportionate share of the assets of such corporation, and as receiving directly our proportionate share of the income of such corporation.

    Distributions which constitute "excess distributions" from a PFIC and dispositions of Subordinate Voting Shares of a PFIC are subject to the following special rules: (1) the excess distributions (generally any distributions received by an Unconnected U.S. Shareholder on the shares in any taxable year that are greater than 125% of the average annual distributions received by such Unconnected U.S. Shareholder in the three preceding taxable years, or the Unconnected U.S. Shareholder's holding period for the shares, if shorter) or gain would be allocated ratably over an Unconnected U.S. Shareholder's holding period for the shares, (2) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC would be treated as ordinary income in the current taxable year, and (3) the amount allocated to each of the other taxable years would be subject to the highest rate of tax on ordinary income in effect for that year and to an interest charge based on the value of the tax deferred during the period during which the shares are owned.

    Subject to specific limitations, Unconnected U.S. Shareholders who actually or constructively own marketable shares in a PFIC may make an election under section 1296 of the Code to mark those shares to market annually, rather than being subject to the above-described rules. Amounts included in or deducted from income under this mark-to-market election and actual gains and losses realized upon disposition, subject to specific limitations, will be treated as ordinary gains or losses. For this purpose, we believe that our shares will be treated as "marketable securities" within the meaning of Section 1296(e)(1) of the Code.

    We believe that we will not be a PFIC for the current fiscal year and we do not expect to become a PFIC in future years. Whether we are a PFIC in any year and the tax consequences relating to PFIC status will depend on the composition of our income and assets, including cash. You should be aware, however, that if we are or become a PFIC we may not be able or willing to satisfy record-keeping requirements that would enable you to make a "qualified electing fund" election. You should consult your tax advisor with respect to how the PFIC rules affect your tax situation.

CONTROLLED FOREIGN CORPORATION RULES

    If more than 50% of the voting power or total value of all classes of our shares is owned, directly or indirectly, by U.S. shareholders, each of which owns 10% or more of the total combined voting power of all classes of our shares, we could be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code. This classification would require such 10% or greater shareholders to include in income their pro rata shares of our "Subpart F Income," as defined in the Code. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by an Unconnected U.S. Shareholder who is or was a 10% or greater shareholder at any time during the five year period ending with the sale or exchange will be ordinary dividend income to the extent of our earnings and profits attributable to the shares sold or exchanged.

    We believe that we are not a CFC and we will not become a CFC as a result of the offering. However, we can not assure you that we will not become a CFC in the future.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

    In this section, we summarize the material anticipated Canadian federal income tax considerations relevant to your purchase of Subordinate Voting Shares.

    Under the Income Tax Act, assuming you are an Unconnected U.S. Shareholder, and provided the Subordinate Voting Shares are listed on a prescribed stock exchange, which includes The Toronto Stock Exchange and Nasdaq, you will generally be exempt from Canadian tax on a capital gain realized on an actual or deemed disposition of the Subordinate Voting Shares unless you alone or together with persons with whom you did not deal at arm's length owned or had rights to acquire 25% or more of our issued shares of any class at any time during the five year period before the actual or deemed disposition.

    Dividends paid, credited or deemed to have been paid or credited on the Subordinate Voting Shares to Unconnected U.S. Shareholders will be subject to a Canadian withholding tax at a rate of 25% under the Income Tax Act. Under the Canada-United States Income Tax Convention (1980), the rate of withholding tax on dividends generally applicable to Unconnected U.S. Shareholders who beneficially own the dividends is reduced to 15%. In the case of Unconnected U.S. Shareholders that are corporations that beneficially own at least 10% of our voting shares, the rate of withholding tax on dividends generally is reduced to 5%.

    Canada does not currently impose any federal estate taxes or succession duties. However, if you die, there is generally a deemed disposition of the Subordinate Voting Shares held at that time for proceeds of disposition equal to the fair market value of the Subordinate Voting Shares immediately before the death. Capital gains realized on the deemed disposition, if any, will have the income tax consequences described above.

                                  UNDERWRITING

    We, the selling shareholder and the underwriters for the offering (the "Underwriters") named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each Underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Donaldson, Lufkin & Jenrette Securities Corporation, Credit Suisse First Boston Corporation, TD
Securities Inc., Bear, Stearns & Co. Inc., BMO Nesbitt Burns Inc., Morgan Stanley & Co. Incorporated, Chase Securities Inc., RBC Dominion Securities Inc. and Warburg Dillon Read LLC are the representatives of the Underwriters.

                                                                  NUMBER OF
UNDERWRITERS                                                        SHARES
------------                                                  ------------------
Goldman, Sachs & Co.........................................      12,741,750
Donaldson, Lufkin & Jenrette Securities Corporation.........      12,741,750
Credit Suisse First Boston Corporation......................       3,669,500
TD Securities Inc...........................................       3,669,500
Bear, Stearns & Co. Inc.....................................       1,834,400
BMO Nesbitt Burns Inc.......................................       1,834,400
Morgan Stanley & Co. Incorporated...........................       1,834,400
Chase Securities Inc........................................         809,400
RBC Dominion Securities Inc.................................         809,400
Warburg Dillon Read LLC.....................................         809,400
Canaccord Capital Corporation...............................         424,700
Pacific International Securities Inc........................         424,700
Advest, Inc.................................................         424,700
Allen & Company Incorporated................................         424,700
J.C. Bradford & Co..........................................         424,700
The Chapman Company.........................................         424,700
A.G. Edwards & Sons, Inc....................................         424,700
Freimark Blair & Company, Inc...............................         424,700
Goepel McDermid (USA) Inc...................................         424,700
HSBC Securities (USA) Inc...................................         424,700
Edward D. Jones & Co., L.P..................................         424,700
Ragen MacKenzie Incorporated................................         424,700
Yorkton Securities Inc......................................         424,700
                                                                  ----------
      Total.................................................      46,275,000
                                                                  ==========

    Goldman, Sachs & Co., Donaldson, Lufkin & Jenrette Securities Corporation, Credit Suisse First Boston Corporation, TD Securities Inc., Bear, Stearns &
Co. Inc., BMO Nesbitt Burns Inc., Morgan Stanley & Co. Incorporated, Chase Securities Inc., RBC Dominion Securities Inc. and Warburg Dillon Read LLC will, either directly or through their U.S. broker-dealer affiliates, offer the Subordinate Voting Shares in the U.S. Goldman, Sachs & Co. (through its Canadian dealer affiliate, Goldman Sachs Canada Inc.), Credit Suisse First Boston Corporation (through its Canadian dealer affiliate, Credit Suisse First Boston Securities Canada Inc.), TD Securities Inc., BMO Nesbitt Burns Inc., Morgan Stanley & Co. Incorporated (through its Canadian dealer affiliate, Morgan Stanley Canada Limited), RBC Dominion Securities Inc. and Warburg Dillon Read LLC (through its Canadian dealer affiliate, Bunting Warburg Dillon Read Inc.) will offer the Subordinate Voting Shares for sale in Canada. In addition, the Underwriters, through their international affiliates, will offer the Subordinate Voting Shares for sale outside of the United States and Canada.

    If the Underwriters sell more shares than the total number set forth in the table above, the Underwriters have an option to buy up to an additional 6,941,250 shares from us to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the Underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

    The following table shows the per share and total underwriting discounts and commissions to be paid to the Underwriters by us and the selling shareholder. Such amounts are shown assuming both no exercise and full exercise of the Underwriters' option to purchase additional shares.

                                                                PAID BY 360NETWORKS INC.
                                                             -------------------------------
                                                              No Exercise     Full Exercise
                                                             --------------   --------------
Per share..................................................  $         0.77   $         0.77
Total......................................................  $34,361,250.00   $39,706,012.50

                                                               Paid by selling shareholder
                                                              -----------------------------
                                                               No Exercise    Full Exercise
                                                              -------------   -------------
Per share...................................................  $        0.77   $        0.77
Total.......................................................  $1,270,500.00   $1,270,500.00

    Shares sold by the Underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the Underwriters to securities dealers may be sold at a discount of up to $0.46 per share from the initial price to the public. Any such securities dealers may resell any shares purchased from the Underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the initial price to public. If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

    The underwriting agreement provides that the obligations of the Underwriters to purchase the Subordinate Voting Shares listed above are subject to certain conditions set forth therein. The Underwriters are committed to purchase all of the Subordinate Voting Shares offered by this prospectus (other than those covered by the Underwriters' over-allotment option described below), if any are purchased. In the event of default by any Underwriter, the underwriting agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting Underwriters may be increased or the underwriting agreement may be terminated. The obligations of the Underwriters under the underwriting agreement are several and may be terminated in their discretion on the basis of their assessment of the state of the financial markets and upon the occurrence of certain stated events.

    We, our officers, directors and substantially all of our shareholders have agreed with the Underwriters not to dispose of or hedge any of their Subordinate Voting Shares or securities convertible into or exchangeable for shares of Subordinate Voting Shares during the period from the date of this prospectus continuing through the periods set forth herein after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co., Donaldson, Lufkin & Jenrette Securities Corporation and 360NETWORKS. See "Shares Eligible for Future Sale".

    In connection with the offering, the Underwriters may purchase, over-allot or effect transactions on The Toronto Stock Exchange, on the Nasdaq National Market, in the over-the-counter market or otherwise, which stabilize or maintain the market price of the Subordinate Voting Shares at a level that might not otherwise prevail on the exchange. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Subordinate Voting Shares while the offering is in progress.

    In addition, in the U.S. the Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such Underwriter in stabilizing or short covering transactions. These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the Subordinate Voting Shares. As a result, the price of the Subordinate Voting Shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time.

    Pursuant to policy statements issued by the Ontario Securities Commission and the Commission des valeurs mobilieres du Quebec, the Underwriters may not, throughout the period of distribution, bid for or purchase Subordinate Voting Shares. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Subordinate Voting Shares. Those exceptions include a bid or purchase permitted under the by-laws and rules of The Toronto Stock Exchange relating to market stabilization and passive market making activities and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing, in connection with this offering and pursuant to the first-mentioned exception, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Subordinate Voting Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

    The Subordinate Voting Shares have been approved for listing on The Nasdaq National Market under the symbol "TSIX", subject to official notice of issuance. The Toronto Stock Exchange has conditionally approved the listing of the Subordinate Voting Shares under the symbol "TSX". Listing is subject to us fulfilling all of the requirements of The Toronto Stock Exchange on or before July 11, 2000, including the distribution of the Subordinate Voting Shares to a minimum number of public shareholders.

    Prior to the offering, there has been no public market for the Subordinate Voting Shares. Consequently, the initial public offering price has been determined through negotiations among us and Goldman, Sachs & Co. and Donaldson, Lufkin & Jenrette Securities Corporation on behalf of the Underwriters. Among the factors considered in making such determination were the prevailing market conditions, our financial condition, our prospects and the prospects for our industry in general, our management and the market prices of securities for companies in businesses similar to ours.

    The Underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

    We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $3 million.

    We and the selling shareholder have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

    At our request, the Underwriters have reserved, at the initial public offering price, approximately 5% of the Subordinate Voting Shares to be sold in this offering for sale to our directors and employees and directors and employees of our affiliates and certain other persons.

    The number of shares available for sale to the general public will be reduced by the number of reserved shares sold. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as other shares offered hereby.

    On September 9, 1999, affiliates of each of Goldman, Sachs & Co. and Donaldson, Lufkin & Jenrette Securities Corporation invested in a private placement of our redeemable convertible preferred shares. These shares will be converted or exchanged into Subordinate Voting Shares concurrently with the closing of this offering. Pursuant to a purchase price adjustment provision in the purchase agreement governing the private placement, additional preferred shares were issued to such affiliates in February 2000 and March 2000, upon the issuance of Subordinate Voting Shares to CN and Michels, respectively, in exchange for its interests in certain of our subsidiaries. In December 1999, pursuant to that same purchase price adjustment provision, additional preferred shares were again issued to such affiliates concurrently with the purchase by Mr. Gregory Maffei, our Chief Executive Officer, of our capital stock. In addition, under a shareholders agreement entered into in connection with the preferred share purchase, each such affiliate received the right to designate a member to our board of directors. For more information, please refer to the section entitled "Management."

    In addition, in connection with our $565 million 360ATLANTIC credit facility, affiliates of each of Goldman, Sachs & Co., Donaldson, Lufkin & Jenrette Securities Corporation and Credit Suisse First Boston Corporation are acting as lead arrangers and affiliates of each of TD Securities Inc. and BMO Nesbitt Burns Inc. are acting as managing agents, for which they expect to receive customary fees and expense reimbursements.

    In addition, in connection with the GlobeNet acquisition, affiliates of each of TD Securities Inc. and Credit Suisse First Boston Corporation, shareholders of GlobeNet, will purchase our Subordinate Voting Shares concurrently with this offering and at the initial public offering price. TD Securities is also acting as GlobeNet's financial advisor in connection with the GlobeNet acquisition and will receive customary compensation for those services.

    An affiliate of Morgan Stanley & Co. Incorporated is currently providing financial valuation services to one of our subsidiaries, for which it will receive customary fees.

    Each of Donaldson, Lufkin & Jenrette Securities Corporation, Goldman, Sachs & Co., Bear, Stearns & Co. Inc., Chase Securities Inc., Credit Suisse First Boston Corporation, Morgan Stanley & Co. Incorporated, Salomon Smith Barney Inc., RBC Dominion Securities Corporation and TD Securities (USA) Inc. is acting as an initial purchaser in connection with the concurrent debt offerings.

    Affiliates of Donaldson, Lufkin & Jenrette Securities Corporation and Chase Securities Inc. have made a commitment to provide up to $1.0 billion to us under a credit facility. Those affiliates will receive customary financing fees in connection with such facility.

    Gene Sykes, a director of ours, is a Managing Director of Goldman, Sachs & Co., and Andrew Rush, a director of ours, is a Managing Director of DLJ Merchant Banking II, Inc., an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation.

    In addition to the foregoing, from time to time the Underwriters or their affiliates may in the future engage in investment banking services with us, for which they will receive customary compensation.

                                 LEGAL MATTERS

    The validity of the Subordinate Voting Shares offered in this prospectus and certain legal matters concerning the Subordinate Voting Shares in connection with the offering will be passed upon for us by Cahill Gordon & Reindel, New York, New York (concerning matters of U.S. law), Farris, Vaughan, Wills & Murphy, Vancouver, British Columbia (concerning matters of Canadian law) and Stewart McKelvey Stirling Scales, Halifax, Nova Scotia (concerning matters of Nova Scotia law).

    Certain legal matters concerning the Subordinate Voting Shares in connection with the offering will be passed upon for the Underwriters by Latham & Watkins, New York, New York (concerning matters of U.S. law) and Osler, Hoskin & Harcourt LLP, Toronto, Ontario (concerning matters of Canadian law).

                                    EXPERTS

    We have included in this prospectus our audited consolidated financial statements for the year ended December 31, 1999 and period ended December 31, 1998 along with PricewaterhouseCoopers LLP's auditors' report on these financial statements. PricewaterhouseCoopers LLP, chartered accountants, Vancouver, British Columbia, issued the report as experts in auditing and accounting.

    The divisional financial statements of the predecessor division as of May 31, 1998 and for each of the periods ended on May 31, 1998 and August 31, 1997 included in this prospectus, have been audited by Deloitte & Touche LLP, Edmonton, Alberta, as stated in their report contained in this prospectus.

    The audited consolidated financial statements of GlobeNet Communications Group Limited for the years ended December 31, 1999, 1998 and 1997 included in this prospectus, have been audited by PricewaterhouseCoopers LLP, chartered accountants, Toronto, Ontario, as stated in their report contained in this prospectus.

          ENFORCEABILITY OF CIVIL LIABILITIES AGAINST FOREIGN PERSONS

    We are a corporation organized under the laws of Nova Scotia, Canada. A majority of our directors and officers, as well as certain experts named in this prospectus, reside principally in Canada. Because all or a substantial portion of our assets and the assets of these persons are located outside the United States, it may not be possible for you to effect service of process within the United States upon us or those persons. Furthermore it may not be possible for you to enforce against us or them in the United States, judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. Federal securities laws or other laws of the United States. We have been advised by Farris, Vaughan, Wills & Murphy, our Canadian counsel, that there is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon the U.S. Federal securities laws and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. Federal securities laws. Therefore, it may not be possible to enforce those actions against us, our directors and officers or the experts named in this prospectus.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the Securities and Exchange Commission a registration statement on Form F-1 under the Securities Act, and the rules and regulations promulgated thereunder, concerning the Subordinate Voting Shares offered by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in or annexed as exhibits or schedules to the registration statement. Any statement in this prospectus about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the registration statement, the contract or document is deemed to modify the description contained in this prospectus. You must review the exhibits themselves for a complete description of the contract or document.

    You may review a copy of the registration statement, including exhibits and schedules filed with it, at the Commission's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of such materials from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

    You may read and copy any reports, statements or other information that we file with the Commission at the addresses indicated above, and you may also access them electronically at the web site set forth above. These Commission filings are also available to the public from commercial document retrieval services.

    We are a "foreign private issuer" as defined in Rule 405 of the Securities Act. As a foreign private issuer, we are exempt from provisions of the Exchange Act which prescribe the furnishing and content of proxy statements to shareholders and relating to short swing profits reporting and liability.

    Following consummation of the offering, we will be required to file reports and other information with the securities commission in all provinces of Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com), the Canadian equivalent of the Commission's electronic document gathering and retrieval system.

    COPIES OF ANY DOCUMENTS REFERRED TO IN THIS PROSPECTUS AND FILED WITH THE COMMISSION CAN BE OBTAINED WITHOUT CHARGE BY CONTACTING THE SECRETARY, C/O 360NETWORKS INC., 1500-1066 West Hastings Street, Vancouver, BC Canada V6E 3X1. Telephone number: (604) 681-1994. In order to obtain timely delivery of these documents you must request this information no later than five business days before the date on which you would like to receive the documents.

                                360NETWORKS INC.
                        (FORMERLY WORLDWIDE FIBER INC.)

                    INDEX TO PRO FORMA FINANCIAL INFORMATION

                                  (UNAUDITED)

                                                                PAGE
                                                                ----
Pro Forma Consolidated Balance Sheet as at December 31,
  1999......................................................  PF-2

Pro Forma Consolidated Income Statement for the year ended
  December 31, 1999.........................................  PF-3

Notes to Pro Forma Financial Information....................  PF-4

                                360NETWORKS INC.
                        (FORMERLY WORLDWIDE FIBER INC.)

                      PRO FORMA CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)
                            AS AT DECEMBER 31, 1999
            (TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

                                                                                   PRO FORMA
                                                          GLOBENET        ----------------------------
                                                       COMMUNICATIONS     ACQUISITION                     PRO FORMA
                                  360NETWORKS INC.      GROUP LIMITED     ADJUSTMENTS        COMBINED    ADJUSTMENTS
                                          $                   $                $                $             $
                                  -----------------   -----------------   ------------      ----------   ------------
ASSETS

CURRENT ASSETS

Cash and cash equivalents.......        521,362                 --                --          521,362        587,389 4(i)
                                                                                  --                         747,725 4(iii)
Restricted cash                              --             79,998                --           79,998             --
Short term investments..........         21,167                 --                --           21,167             --
Accounts receivable.............         35,351              3,878                --           39,229             --
Unbilled revenue................        115,661                 --                --          115,661             --
Inventory.......................        196,959                 --                --          196,959
Deferred tax asset..............          8,838                 --                --            8,838             --
                                      ---------           --------          --------        ---------     ----------
                                        899,338             83,876                --          983,214      1,355,114
RESTRICTED CASH.................             --            448,399                --          448,399             --
PROPERTY AND EQUIPMENT--NET.....         77,009             49,148                --          126,157         (6,444)4(iv)
ASSETS UNDER CONSTRUCTION.......        300,403             98,062                --          398,465
DEFERRED TAX ASSET..............         12,040                 --                --           12,040             --
DEFERRED FINANCING COSTS--NET...         22,199             24,743           (24,743)4(ii)     22,199         20,685 4(iii)
OTHER...........................             --              1,104                --            1,104             --
EQUITY ACCOUNTED FOR
INVESTMENT......................             --                 --                --               --          6,444 4(iv)
GOODWILL........................             --                 --           448,264 4(ii)    911,388             --
                                                                             306,924 4(v)
                                                                             156,200 4(vi)
                                      ---------           --------          --------        ---------     ----------
                                      1,310,989            705,332           886,645        2,902,966      1,355,799
                                      =========           ========          ========        =========     ==========
LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued
  liabilities...................        191,178             57,296                --          248,474             --
Deferred revenue................         18,831                 --                --           18,831             --
Income taxes payable............         34,343                 --                --           34,343             --
                                      ---------           --------          --------        ---------     ----------
                                        244,352             57,296                --          301,648             --
DEFERRED REVENUE................             --              6,455                --            6,455             --
DEFERRED TAX LIABILITY..........          3,073                 --                --            3,073             --
SENIOR NOTES AND OTHER LONG TERM
  DEBT..........................        675,000            400,000                --        1,075,000        768,410 4(iii)
                                      ---------           --------          --------        ---------     ----------
                                        922,425            463,751                --        1,386,176        768,410

MINORITY INTEREST...............          8,876                 --            (8,876)4(v)          --             --
                                                                                     4(vi)
REDEEMABLE CONVERTIBLE PREFERRED
  STOCK.........................        349,827                 --                --          349,827       (349,827)4(viii)

SHAREHOLDERS' EQUITY

Class A Non Voting Shares.......        236,436                 --           665,102 4(ii)  1,373,538     (1,373,538)4(ix)
                                                                             312,000 4(v)
                                                                             160,000 4(vi)
Subordinate Voting Shares.......             --                 --                --               --        587,389 4(i)
                                                                                                             349,827 4(viii)
                                                                                                           1,383,993 4(ix)
Multiple Voting Shares..........             --                 --                --               --         45,232 4(ix)
Class B Subordinate Voting
  Shares........................         10,455                 --                --           10,455        (10,455)4(ix)
Class C Multiple Voting
  Shares........................         45,232                 --                --           45,232        (45,232)4(ix)
Other capital accounts..........       (221,387)                --                --         (221,387)        23,700 4(vii)
GlobeNet share capital..........             --            272,434          (272,434)4(ii)         --             --
Deficit.........................        (40,875)          (30,853)            30,853 4(ii)    (40,875)       (23,700)4(vii)
                                      ---------           --------          --------        ---------     ----------
                                         29,861            241,581           895,521        1,166,963        937,216
                                      ---------           --------          --------        ---------     ----------
                                      1,310,989            705,332           886,645        2,902,966      1,355,799
                                      =========           ========          ========        =========     ==========


                                        PRO FORMA
                                  CONSOLIDATED BALANCE
                                          SHEET
                                            $
                                  ---------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents.......        1,856,476

Restricted cash                            79,998
Short term investments..........           21,167
Accounts receivable.............           39,229
Unbilled revenue................          115,661
Inventory.......................          196,959
Deferred tax asset..............            8,838
                                        ---------
                                        2,318,328
RESTRICTED CASH.................          448,399
PROPERTY AND EQUIPMENT--NET.....          119,713
ASSETS UNDER CONSTRUCTION.......          398,465
DEFERRED TAX ASSET..............           12,040
DEFERRED FINANCING COSTS--NET...           42,884
OTHER...........................            1,104
EQUITY ACCOUNTED FOR
INVESTMENT......................            6,444
GOODWILL........................          911,388

                                        ---------
                                        4,258,765
                                        =========
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued
  liabilities...................          248,474
Deferred revenue................           18,831
Income taxes payable............           34,343
                                        ---------
                                          301,648
DEFERRED REVENUE................            6,455
DEFERRED TAX LIABILITY..........            3,073
SENIOR NOTES AND OTHER LONG TERM
  DEBT..........................        1,843,410
                                        ---------
                                        2,154,586
MINORITY INTEREST...............               --

REDEEMABLE CONVERTIBLE PREFERRED
  STOCK.........................               --
SHAREHOLDERS' EQUITY
Class A Non Voting Shares.......               --

Subordinate Voting Shares.......        2,321,209

Multiple Voting Shares..........           45,232
Class B Subordinate Voting
  Shares........................               --
Class C Multiple Voting
  Shares........................               --
Other capital accounts..........         (197,687)
GlobeNet share capital..........               --
Deficit.........................          (64,575)
                                        ---------
                                        2,104,179
                                        ---------
                                        4,258,765
                                        =========

                                360NETWORKS INC.

                        (FORMERLY WORLDWIDE FIBER INC.)

                    PRO FORMA CONSOLIDATED INCOME STATEMENT

                                  (UNAUDITED)

                      FOR THE YEAR ENDED DECEMBER 31, 1999
    (TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS EXCEPT PER SHARE
                                    AMOUNTS)

                                                                                PRO FORMA
                                                        GLOBENET        -------------------------
                                                     COMMUNICATIONS                                  PRO FORMA
                                360NETWORKS INC.      GROUP LIMITED     ACQUISITION     COMBINED    ADJUSTMENTS
                                        $                   $           ADJUSTMENTS        $             $
                                -----------------   -----------------   ------------   ----------   ------------
Revenue.......................         359,746            26,348               --       386,094              --
Costs.........................         250,612            10,989               --       261,601              --
                                  ------------           -------          -------       -------     -----------
Gross Profit..................         109,134            15,359               --       124,493              --
                                  ------------           -------          -------       -------     -----------
Expenses
General and administrative....          21,846            15,104               --        36,950           3,900 5(v)
Stock-based compensation......           7,116             4,207               --        11,323              --
Depreciation..................           2,998             1,854               --         4,852              --
                                                                           17,931 5(i)
Amortization of goodwill......              --                --           18,525 5(ii)   36,456             --
                                  ------------           -------          -------       -------     -----------
                                        31,960            21,165           36,456        89,581           3,900
                                  ------------           -------          -------       -------     -----------
                                        77,174            (5,806)         (36,456)       34,912          (3,900)
Interest expense..............          33,908            20,965           (1,310)5(i)   53,563         143,443 5(iii)
Interest income...............          18,122            12,588               --        30,710              --
                                  ------------           -------          -------       -------     -----------
Income (loss) before income
  taxes, minority interest and
  equity accounted for
  investment..................          61,388           (14,183)         (35,146)       12,059        (147,343)
                                                                                                        (67,188)5(iv)
Provision for income taxes....          30,314               141               --        30,455           2,928 5(v)
                                  ------------           -------          -------       -------     -----------
Income (loss) before minority
  interest and equity
  accounted for investment....          31,074           (14,324)         (35,146)      (18,396)        (83,083)
Income attributable to
  minority interest and equity
  accounted for investment....          (7,434)             (773)           7,434 5(ii     (773)             --
                                  ------------           -------          -------       -------     -----------
Net income (loss) for the
  year........................          23,640           (15,097)         (27,712)      (19,169)        (83,083)
                                  ============           =======          =======       =======     ===========
Basic and fully diluted loss
  per share...................    $      (0.03)

Weighted average number of
  shares used to compute basic
  and fully diluted loss per
  share.......................     327,313,808                                                                  5(vi)


                                      PRO FORMA
                                 CONSOLIDATED INCOME
                                      STATEMENT
                                          $
                                ---------------------
Revenue.......................           386,094
Costs.........................           261,601
                                    ------------
Gross Profit..................           124,493
                                    ------------
Expenses
General and administrative....            40,850
Stock-based compensation......            11,323
Depreciation..................             4,852

Amortization of goodwill......            36,456
                                    ------------
                                          93,481
                                    ------------
                                          31,012
Interest expense..............           197,006
Interest income...............            30,710
                                    ------------
Income (loss) before income
  taxes, minority interest and
  equity accounted for
  investment..................          (135,284)

Provision for income taxes....           (33,805)
                                    ------------
Income (loss) before minority
  interest and equity
  accounted for investment....          (101,479)
Income attributable to
  minority interest and equity
  accounted for investment....              (773)
                                    ------------
Net income (loss) for the
  year........................          (102,252)
                                    ============
Basic and fully diluted loss
  per share...................      $      (0.18)
Weighted average number of
  shares used to compute basic
  and fully diluted loss per
  share.......................       612,879,832

                                360NETWORKS INC.

                        (FORMERLY WORLDWIDE FIBER INC.)

                    NOTES TO PRO FORMA FINANCIAL INFORMATION

                                  (UNAUDITED)

                      FOR THE YEAR ENDED DECEMBER 31, 1999
            (TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

1.  NATURE AND PURPOSE OF PRO FORMA FINANCIAL INFORMATION

    The pro forma consolidated balance sheet of 360NETWORKS INC. (formerly Worldwide Fiber Inc.) (the "Company") as at December 31, 1999 assumes the following transactions occurred on December 31, 1999: (i) the issuance of 44,625,000 Subordinate Voting Shares in a public offering for cash consideration of $624,750,000, net of commissions of $34,361,250 and offering expenses of $3,000,000; (ii) the Company's acquisition of GlobeNet Communications Group Limited ("GlobeNet"); (iii) the issuance of $787,380,000 13% Notes ("Notes");
(iv) the Canadian telecommunications arrangement of certain assets; (v) the Company's acquisition of Michels' shares in WFI USA, (the "Michels minority interest acquisition") in exchange for Subordinate Voting Shares of the Company;
(vi) the Company's acquisition of Canadian National Railway Company's ("CN") minority equity interest in WFI-CN Fibre Inc. and the Company's acquisition of Illinois Central Railroad Company's ("IC") minority equity interest in Worldwide Fiber LLC (collectively the "CN/IC minority interest acquisition") in exchange for Subordinate Voting Shares of the Company; (vii) the issuance of additional Series A Non-Voting Preferred Shares to the holders of Series A Non-Voting Preferred Shares made in connection with the issuance of shares to CN, IC and Michels; (viii) the conversion or exchange of Series A Non-Voting Preferred Shares into Subordinate Voting Shares and; (ix) the reorganization of the Company's share capital.

    The pro forma consolidated income statement of the Company for the year ended December 31, 1999 assumes that the following transactions occurred on January 1, 1999: (i) the Company's acquisition of GlobeNet; (ii) the elimination of minority interest earnings and amortization of goodwill as a result of the Michels and CN/IC minority interest acquisitions and (iii) the effect of the interest expense including accretion of the discount on the Notes and amortization of deferred financing costs relating to the Notes and $500,000,000 12% senior notes issued July 28, 1999 (the "1999 Notes").

2.  BASIS OF PRESENTATION

    The unaudited pro forma consolidated balance sheet and consolidated income statement have been prepared by management in accordance with generally accepted accounting principles in the United States and the pro forma assumptions and adjustments described in notes 1, 4 and 5.

    The unaudited pro forma consolidated balance sheet and income statement as at and for the year ended December 31, 1999 are based on the audited historical consolidated financial statements of the Company for the year ended
December 31, 1999 and audited historical consolidated financial statements of GlobeNet for the year ended December 31, 1999.

    The unaudited pro forma financial statements give effect to the acquisition by the Company of GlobeNet in a transaction to be accounted for as a purchase. The unaudited pro forma consolidated balance sheet is based on the individual balance sheets of the Company and GlobeNet, and has been prepared to reflect the acquisition by the Company of GlobeNet as of December 31, 1999. The unaudited proforma income statement is based on the individual statements of income of the Company and GlobeNet and combines the results of the operations for the year ended December 31, 1999 as if the acquisition occurred on January 1, 1999.

                                360NETWORKS INC.

                        (FORMERLY WORLDWIDE FIBER INC.)

              NOTES TO PRO FORMA FINANCIAL INFORMATION (CONTINUED)

                                  (UNAUDITED)

                      FOR THE YEAR ENDED DECEMBER 31, 1999
            (TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

2.  BASIS OF PRESENTATION (CONTINUED)
    The unaudited pro forma consolidated financial statements are not necessarily indicative of the results that actually would have resulted if the transactions reflected herein had been completed on the dates indicated or the results which may be obtained in the future. The unaudited pro forma consolidated financial statements should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements of the Company, including the respective notes thereto, included elsewhere herein.

3.  SIGNIFICANT ACCOUNTING POLICIES

    The significant accounting policies used in the preparation of the pro forma consolidated balance sheet and income statement include those disclosed in the consolidated financial statements of the Company.

4. PRO FORMA CONSOLIDATED BALANCE SHEET ASSUMPTIONS AND ADJUSTMENTS AS AT DECEMBER 31, 1999

    (I) ISSUANCE OF SHARES IN A PUBLIC OFFERING

    This adjustment records the issuance of 44,625,000 Subordinate Voting Shares in a public offering for cash consideration of $624,750,000. This adjustment is recorded net of commissions of $34,361,250 and offering expenses of $3,000,000.

    (II) ACQUISITION OF GLOBENET

    The pro forma balance sheet has been prepared to reflect the Company's acquisition of GlobeNet in exchange for shares of the Company. This acquisition has been accounted for under the purchase method of accounting. Proforma adjustments and assumptions are made to reflect:

       - The issuance of 47,507,289 Subordinate Voting Shares assuming a purchase price of $665,102,000.

       - The elimination of GlobeNet's Shareholders' Equity of $241,581,000;

       - The assumption that GlobeNet's long term debt will not be repaid as a result of a change in control of GlobeNet;

                                360NETWORKS INC.

                        (FORMERLY WORLDWIDE FIBER INC.)

              NOTES TO PRO FORMA FINANCIAL INFORMATION (CONTINUED)

                                  (UNAUDITED)

                      FOR THE YEAR ENDED DECEMBER 31, 1999
            (TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

4. PRO FORMA CONSOLIDATED BALANCE SHEET ASSUMPTIONS AND ADJUSTMENTS AS AT DECEMBER 31, 1999 (CONTINUED)
    - The allocation of the purchase price is as follows:

Purchase price..............................................  $    665,102
Less: book value of net assets acquired.....................       241,581
                                                              ------------
Excess of cost over book value of net assets acquired.......  $    423,521
                                                              ============
Allocation of excess of cost over book value of net assets
  acquired:
  Deferred financing costs..................................  $    (24,743)
  Goodwill..................................................       448,264
                                                              ============
                                                              $    423,521
                                                              ============

    Goodwill will be amortized over 25 years. The purchase price allocation is preliminary subject to management's due diligence and the execution of definitive agreements, which may result in a different allocation than presented in these pro forma financial statements. This may result in a re-allocation of the excess of cost over the book value of net assets to pro forma inventory, property and equipment, assets under construction or long-term debt.

    (III) ISSUANCE OF $787,380,000 13% NOTES

    This adjustment records the issuance of $787,380,000 13% notes due 2008 (the "Notes") assuming the Notes were issued on December 31, 1999. The Notes are issuable in two tranches as follows:

                  CURRENCY                    PRINCIPAL
                OF ISSUANCE                     AMOUNT     DISCOUNT   PROCEEDS
--------------------------------------------  ----------   --------   ---------
                                                        (US DOLLARS)
U.S. Dollars................................   $600,000    $14,460    $585,540
Euros.......................................    187,380      4,510     182,870
                                               --------    -------    --------
                                               $787,380    $18,970    $768,410
                                               ========    =======    ========

The discount on the notes will be accreted using the effective interest rate method over 8 years. Commissions of $19,684,500 and issuance expenses of $1,000,000 have been recorded as deferred financing costs which will be amortized over 8 years using the effective interest rate method.

    (IV) CANADIAN TELECOMMUNICATIONS ARRANGEMENT OF CERTAIN ASSETS

    This adjustment records the transfer of certain telecommunications facilities included in property & equipment to a company (the "transferee") owned 66 2/3% by a subsidiary of Ledcor and 33 1/3% by the Company. This transaction is recorded at the carrying value of the assets transferred

                                360NETWORKS INC.

                        (FORMERLY WORLDWIDE FIBER INC.)

              NOTES TO PRO FORMA FINANCIAL INFORMATION (CONTINUED)

                                  (UNAUDITED)

                      FOR THE YEAR ENDED DECEMBER 31, 1999
            (TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

4. PRO FORMA CONSOLIDATED BALANCE SHEET ASSUMPTIONS AND ADJUSTMENTS AS AT DECEMBER 31, 1999 (CONTINUED)
of $6,444,000 as the transaction is between parties under common control. The Company's investment in the transferee is recorded using the equity basis of accounting.

    (V) MICHELS MINORITY INTEREST ACQUISITION

    This adjustment records the Company's acquisition of the shares in WFI USA in exchange for 22,285,714 Subordinate Voting Shares of the Company. This proforma adjustment assumes a purchase price of $312,000,000. The number of Subordinate Voting Shares to be issued will be based on an initial public offering price which is assumed to be $14 per share. The allocation of the purchase price is as follows:

Purchase price..............................................  $    312,000
Less: book value of net assets acquired.....................         5,076
                                                              ------------
Excess of cost over book value of net assets acquired.......       306,924
                                                              ============
Allocation of excess of cost over book value of net assets
  acquired:
  Goodwill..................................................       306,924
                                                              ============

    Goodwill will be amortized over 25 years. The purchase price allocation is preliminary subject to a detailed assessment of the fair values of the underlying assets. This assessment may result in a re-allocation of the excess of cost over the book value of net assets to pro forma inventory, property and equipment and assets under construction.

    (VI) CN/IC MINORITY INTEREST ACQUISITION

    This adjustment records the Company's acquisition of the shares in WFI-CN Fibre Inc. and Worldwide Fiber LLC in exchange for 11,428,571 Subordinate Voting Shares of the Company. The pro forma adjustment assumes a purchase price of $160,000,000. The number of Subordinate Voting Shares to be issued will be based on an initial public offering price which is assumed to be $14 per share. The allocation of the purchase price is as follows:

Purchase price..............................................  $160,000
Less: book value of net assets acquired.....................     3,800
                                                              --------
Excess of cost over book value of net assets acquired.......   156,200
                                                              ========
Allocation of excess of cost over book value of net assets
  acquired:
  Goodwill..................................................   156,200
                                                              ========

    Goodwill will be amortized over 25 years. The purchase price allocation is subject to a detailed assessment of the fair values of the underlying assets. This assessment may result in a re-allocation

                                360NETWORKS INC.

                        (FORMERLY WORLDWIDE FIBER INC.)

              NOTES TO PRO FORMA FINANCIAL INFORMATION (CONTINUED)

                                  (UNAUDITED)

                      FOR THE YEAR ENDED DECEMBER 31, 1999
            (TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

4. PRO FORMA CONSOLIDATED BALANCE SHEET ASSUMPTIONS AND ADJUSTMENTS AS AT DECEMBER 31, 1999 (CONTINUED)
of the excess of cost over the book value of net assets to pro forma inventory, property and equipment and assets under construction.

    (VII) ISSUANCE OF SERIES A NON-VOTING PREFERRED SHARES

    This adjustment records the issuance of 9,133,034 Series A Non-Voting Preferred Shares to the holders of the Series A Non-Voting Preferred Shares in accordance with the purchase price adjustment provisions in the subscription agreements. This issuance is made in connection with the issuance of Subordinate Voting Shares to CN, IC and Michels.

    (VIII) CONVERSION OR EXCHANGE OF SERIES A NON-VOTING PREFERRED SHARES INTO SUBORDINATE VOTING SHARES

    This adjustment records the conversion or exchange of all issued and outstanding Series A Non-Voting Preferred Shares into Subordinate Voting Shares.

    (IX) SHARE CAPITAL REORGANIZATION

    This adjustment records the reorganization of share capital as follows:

    - The conversion of all outstanding Class B Subordinate Voting Shares into Class A Non-Voting Shares

    - The redesignation of all outstanding Class A Non-Voting Shares to Subordinate Voting Shares

    - The redesignation of all outstanding Class C Multiple Voting Shares to Multiple Voting Shares.

5. PRO FORMA CONSOLIDATED INCOME STATEMENT ASSUMPTIONS AND ADJUSTMENTS FOR THE YEAR ENDED DECEMBER 31, 1999

    (I) ACQUISITION OF GLOBENET

    The pro forma income statement has been prepared to reflect the following adjustments and assumptions resulting from the acquisition of GlobeNet:

    - This elimination of the amortization of deferred financing costs of $1,310,000 related to GlobeNet's debt.

    - The amortization of goodwill of $17,931,000.

    - The assumption that GlobeNet's long term debt will not be repaid as a result of a change in control of GlobeNet.

                                360NETWORKS INC.

                        (FORMERLY WORLDWIDE FIBER INC.)

              NOTES TO PRO FORMA FINANCIAL INFORMATION (CONTINUED)

                                  (UNAUDITED)

                      FOR THE YEAR ENDED DECEMBER 31, 1999
            (TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

5. PRO FORMA CONSOLIDATED INCOME STATEMENT ASSUMPTIONS AND ADJUSTMENTS FOR THE YEAR ENDED DECEMBER 31, 1999 (CONTINUED)
    (II) MICHELS AND CN/IC MINORITY INTEREST ACQUISITIONS

    This adjustment records the amortization of goodwill from the acquisition of the minority equity interests of Michels and CN/IC and elimination of minority interest earnings assuming the acquisitions occurred on January 1, 1999.

    (III) INTEREST EXPENSE ON THE NOTES AND 1999 NOTES

    This adjustment records the interest expense, including accretion of the discount on the Notes and amortization of deferred financing costs of $143,443,000 for the year ended December 31, 1999 assuming the Notes and the 1999 Notes were issued on January 1, 1999. Amortization of the deferred financing costs and accretion of the discount on the Notes was computed based on the effective interest rate method. The Company would have capitalized a portion of interest expense related to the Notes and the 1999 Notes to the cost of the fiber optic network assets constructed in 1999, which is not reflected in these pro forma statements.

    (IV) INCOME TAXES

    This adjustment records an income tax recovery of $33,805,000 for 1999 using an effective tax rate of 45.6%. Management believes that, based on a number of factors, it is more likely than not that the deferred tax asset will be fully realized, such that no valuation allowance would be recorded.

    (V) CAPITAL TAXES

    This adjustment records estimated additional BC Corporation Capital taxes of $3,900,000 for 1999 and Federal Large Corporation taxes of $2,928,000 for 1999 resulting from the proforma adjustments in notes 4 and 5.

                                360NETWORKS INC.

                        (FORMERLY WORLDWIDE FIBER INC.)

              NOTES TO PRO FORMA FINANCIAL INFORMATION (CONTINUED)

                                  (UNAUDITED)

                      FOR THE YEAR ENDED DECEMBER 31, 1999
            (TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

5. PRO FORMA CONSOLIDATED INCOME STATEMENT ASSUMPTIONS AND ADJUSTMENTS FOR THE YEAR ENDED DECEMBER 31, 1999 (CONTINUED)
    (VI) PRO FORMA BASIC AND FULLY DILUTED LOSS PER SHARE

    The weighted average number of shares used to compute pro forma basic and fully diluted loss per share is determined as follows:

Weighted average number of shares used to compute historical basic and fully diluted loss per share....................  327,313,808
Issuance of shares in a public offering.....................   44,625,000
Purchase of GlobeNet........................................   47,507,289
Purchase of Michels minority equity interest................   22,285,714
Purchase of CN/IC minority equity interests.................   11,428,571
Issuance and conversion or exchange of Series A Non-Voting
  Preferred Shares..........................................  160,084,346
Reciprocal shareholdings adjustment from the Canadian
  telecommunications arrangement transaction................     (364,896)
                                                              -----------
                                                              612,879,832
                                                              ===========

    Pro forma loss available to common stockholders is computed as follows:

  Pro forma net loss........................................  $   (102,252)
  Stock dividend............................................        (5,000)
                                                              ------------
  Pro forma net loss available to common stockholders.......  $   (107,252)
                                                              ============

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
360NETWORKS INC. (FORMERLY WORLDWIDE FIBER INC.) AUDITED
  FINANCIAL STATEMENTS FOR THE PERIOD ENDED DECEMBER 31,
  1998 AND YEAR ENDED DECEMBER 31, 1999

Auditors' Report............................................     F-2
Consolidated Balance Sheets.................................     F-3
Consolidated Income Statements..............................     F-4
Consolidated Statements of Changes in Shareholders'
  Equity....................................................     F-5
Consolidated Statements of Cash Flows.......................     F-6
Notes to Consolidated Financial Statements..................     F-7

WORLDWIDE FIBER (USA), INC. AUDITED FINANCIAL STATEMENTS FOR
  THE PERIOD ENDED DECEMBER 31, 1998

Report of Independent Accountants...........................    F-28
Consolidated Income Statement...............................    F-29
Consolidated Statement of Changes in Shareholders' Equity...    F-30
Consolidated Statement of Cash Flows........................    F-31
Notes to Consolidated Financial Statements..................    F-32

LEDCOR INDUSTRIES LIMITED--TELECOMMUNICATIONS DIVISION

Auditors' Report............................................    F-37
Divisional Balance Sheet....................................    F-38
Divisional Statements of Operations and Retained Earnings...    F-39
Divisional Statements of Cash Flows.........................    F-40
Notes to the Divisional Financial Statements................    F-41

GLOBENET COMMUNICATIONS GROUP LIMITED

Auditors' Report............................................    F-48
Consolidated Balance Sheets.................................    F-49
Consolidated Statements of Changes in Shareholders'
  Equity....................................................    F-50
Consolidated Statements of Operations.......................    F-51
Consolidated Statements of Cash Flows.......................    F-52
Notes to Consolidated Financial Statements..................    F-53

                                AUDITORS' REPORT

TO THE DIRECTORS AND SHAREHOLDERS OF
360NETWORKS INC. (FORMERLY WORLDWIDE FIBER INC.)

    We have audited the consolidated balance sheets of 360NETWORKS INC. (formerly Worldwide Fiber Inc.) as at December 31, 1999 and 1998 and the consolidated income statements and statements of changes in shareholders' equity and cash flows for the year ended December 31, 1999 and for the period from February 5, 1998 (date of incorporation) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

    In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and 1998 and the results of its operations and its cash flows for the year ended December 31, 1999 and for the period from February 5, 1998 (date of incorporation) to December 31, 1998 in accordance with generally accepted accounting principles in the United States.

    On February 25, 2000 except for Note 16 which is as of March 20, 2000, we reported separately to the Directors of 360NETWORKS INC. on consolidated financial statements for the year ended December 31, 1999 and for the period from February 5, 1998 (date of incorporation) to December 31, 1998 prepared in accordance with generally accepted accounting principles in Canada.

"PricewaterhouseCoopers LLP"

Vancouver, Canada
February 25, 2000 except for Note 15 which is as of March 20, 2000

                                360NETWORKS INC.
                        (FORMERLY WORLDWIDE FIBER INC.)

                          CONSOLIDATED BALANCE SHEETS

                        AS AT DECEMBER 31, 1999 AND 1998

            (TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

                                                                 1999          1998
                                                              -----------   ----------
ASSETS
CURRENT ASSETS
Cash and cash equivalents...................................  $  521,362    $  156,366
Short term investments......................................      21,167            --
Accounts receivable (note 4)................................      35,351         3,272
Unbilled revenue (note 4)...................................     115,661        10,582
Inventory (note 4)..........................................     196,959        29,230
Due from parent-net (note 6)................................          --        13,412
Deferred tax asset (note 11)................................       8,838            --
                                                              ----------    ----------
                                                                 899,338       212,862
PROPERTY AND EQUIPMENT--NET (note 4)........................      77,009         4,014
ASSETS UNDER CONSTRUCTION...................................     300,403        11,461
DEFERRED TAX ASSET (note 11)................................      12,040         1,273
DEFERRED FINANCING COSTS--NET...............................      22,199         6,650
                                                              ----------    ----------
                                                              $1,310,989    $  236,260
                                                              ==========    ==========
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities (notes 4 and 6)....  $  191,178    $   20,296
Deferred revenue............................................      18,831        13,651
Income taxes payable........................................      34,343         7,609
                                                              ----------    ----------
                                                                 244,352        41,556
DEFERRED TAX LIABILITY (note 11)............................       3,073            --
SENIOR NOTES (note 7).......................................     675,000       175,000
                                                              ----------    ----------
                                                                 922,425       216,556

MINORITY INTEREST...........................................       8,876         1,443

REDEEMABLE CONVERTIBLE PREFERRED STOCK
Authorized:
  100,000,000,000 Series A Non-Voting Redeemable Convertible
    Preferred Shares
  100,000,000,000 Series B Subordinate Voting Redeemable
    Convertible Preferred Shares
  45,000,000 Series C Redeemable Preferred Shares, no par
    value
  Issued and outstanding:
  150,951,312 (1998--nil) Series A Non-Voting Redeemable
    Convertible Preferred Shares (including accretion of
    discount from redemption value of $6,465,000 and net of
    issuance costs of $1,638,000) (note 8)..................     349,827            --
SHAREHOLDERS' EQUITY
Capital stock (note 9)
Authorized:
  Unlimited number of Class A Non-Voting, Class B
    Subordinate Voting and Class C Multiple Voting Shares,
    no par value
  Issued and outstanding:
    353,426,400 (1998--nil) Class A Non-Voting Shares.......     236,436            --
    82,629,600 (1998--80,004,800) Class B Subordinate Voting
     Shares.................................................      10,455         7,400
    81,840,000 (1998--nil) Class C Multiple Voting Shares...      45,232            --
OTHER CAPITAL ACCOUNTS......................................    (221,387)        1,841
(DEFICIT) RETAINED EARNINGS.................................     (40,875)        9,020
                                                              ----------    ----------
                                                                  29,861        18,261
                                                              ----------    ----------
                                                              $1,310,989    $  236,260
                                                              ==========    ==========
COMMITMENTS (NOTE 14)
SUBSEQUENT EVENTS (NOTE 15)

  The accompanying notes are an integral part of these consolidated financial statements.

                                360NETWORKS INC.
                        (FORMERLY WORLDWIDE FIBER INC.)

                         CONSOLIDATED INCOME STATEMENTS

              FOR THE YEAR ENDED DECEMBER 31, 1999 AND PERIOD FROM
         FEBRUARY 5, 1998 (DATE OF INCORPORATION) TO DECEMBER 31, 1998.
               THE COMPANY'S OPERATIONS COMMENCED ON JUNE 1, 1998

    (TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS EXCEPT PER SHARE
                                    AMOUNTS)

                                                                  1999           1998
                                                              -------------   -----------
REVENUE.....................................................  $    359,746    $   164,319
COSTS.......................................................       250,612        147,621
                                                              ------------    -----------
GROSS PROFIT................................................       109,134         16,698
                                                              ------------    -----------
EXPENSES
  Selling, general and administrative.......................        21,846          2,274
  Stock-based compensation..................................         7,116             --
  Depreciation..............................................         2,998            464
                                                              ------------    -----------
                                                                    31,960          2,738
                                                              ------------    -----------
                                                                    77,174         13,960
INTEREST EXPENSE............................................        33,908            492
INTEREST INCOME.............................................        18,122            267
                                                              ------------    -----------
INCOME BEFORE EQUITY INCOME, INCOME TAXES AND MINORITY
  INTEREST..................................................        61,388         13,735
EQUITY INCOME (NOTE 5)......................................            --            928
                                                              ------------    -----------
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST............        61,388         14,663

PROVISION FOR INCOME TAXES (NOTE 11)........................
  Current...................................................        40,338          5,643
  Deferred..................................................       (10,024)            --
                                                              ------------    -----------
                                                                    30,314          5,643

                                                                    31,074          9,020

MINORITY INTEREST...........................................         7,434             --
                                                              ------------    -----------
NET INCOME FOR THE PERIOD...................................  $     23,640    $     9,020
                                                              ============    ===========
BASIC AND FULLY DILUTED (LOSS) EARNINGS PER SHARE
  (NOTE 2)..................................................  $      (0.03)   $      0.43

WEIGHTED AVERAGE NUMBER OF SHARES USED TO COMPUTE BASIC AND
  FULLY DILUTED (LOSS) EARNINGS PER SHARE...................   327,313,808     20,964,178

  The accompanying notes are an integral part of these consolidated financial statements.

                                360NETWORKS INC.
                        (FORMERLY WORLDWIDE FIBER INC.)

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                    FOR THE YEAR ENDED DECEMBER 31, 1999 AND

   PERIOD FROM FEBRUARY 5, 1998 (DATE OF INCORPORATION) TO DECEMBER 31, 1998

            (TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

                                                                     CLASS B SUBORDINATE VOTING
                                                                      SHARES (FORMERLY CLASS A       CLASS C MULTIPLE
                                        CLASS A NON-VOTING SHARES          COMMON SHARES)              VOTING SHARES
                                       ---------------------------   ---------------------------   ---------------------
                                         NUMBER OF                      NUMBER OF                  NUMBER OF
                                          SHARES         AMOUNT          SHARES         AMOUNT       SHARES      AMOUNT
                                       -------------   -----------   ---------------   ---------   ----------   --------
BALANCE, FEBRUARY 5, 1998                        --      $     --                --    $     --            --   $    --
Incorporation shares issued, February
  5, 1998............................                                         1,600          --
Issuance of shares for certain Ledcor
  assets with deferred tax asset
  (note 5)...........................                                         3,200       7,400
Issuance of shares for investments
  (note 5)...........................                                    80,000,000          --
Excess of proceeds over cost on fiber
  optic strands to be reacquired from
  parent company (note 1)............
Comprehensive income
  Net earnings for the period........
  Accumulated other comprehensive
    income-foreign currency
    translation......................
Total comprehensive income...........
                                        -----------      --------    --------------    --------    ----------   -------
BALANCE, DECEMBER 31, 1998...........            --            --        80,004,800       7,400            --        --
Issuance of shares for certain Ledcor
  assets with deferred tax asset
  (note 1)...........................                                   319,995,200      25,019
Repurchase of Class B Subordinate
  Voting Shares in exchange for Class
  B Subordinate Voting Shares and                                      (400,000,000)    (32,419)
  Series C Redeemable Preferred
    Shares(note 9)...................                                   381,496,000      32,419
Issuance of shares for cash
  (note 9)...........................                                     2,400,000       5,832
Redemption of Series C Redeemable
  Preferred Shares and stock dividend
  (note 9)...........................
Issuance of shares for certain Ledcor
  assets with deferred tax asset
  (note 1)...........................                                                              72,000,000     5,872
Issuance of shares (note 9)..........    52,160,000       208,640                                   9,840,000    39,360
Conversion of Class B Subordinate
  Voting Shares to Class A Non-Voting
  Shares (note 9)....................   301,266,400        27,796      (301,266,400)    (27,796)
Accretion of Preferred Stock to
  redemption value...................
Purchase price adjustment to
  Preferred Shares...................
Employee option grants...............
Amortization of deferred compensation
  expense............................
Comprehensive income.................
  Net income for the period..........
  Accumulated other comprehensive
    income-foreign currency
    translation......................
Total comprehensive income...........
                                        -----------      --------    --------------    --------    ----------   -------
BALANCE, DECEMBER 31, 1999...........   353,426,400      $236,436        82,629,600    $ 10,455    81,840,000   $45,232
                                        ===========      ========    ==============    ========    ==========   =======

                                                       OTHER CAPITAL ACCOUNTS
                                       ------------------------------------------------------
                                                                                 ACCUMULATED
                                                    ADDITIONAL                      OTHER       (DEFICIT)       TOTAL
                                          NOTE       PAID IN       DEFERRED     COMPREHENSIVE   RETAINED    SHAREHOLDERS'
                                       RECEIVABLE    CAPITAL     COMPENSATION      INCOME       EARNINGS       EQUITY
                                       ----------   ----------   ------------   -------------   ---------   -------------
BALANCE, FEBRUARY 5, 1998               $     --     $     --      $      --        $  --       $     --      $     --
Incorporation shares issued, February
  5, 1998............................                                                                               --
Issuance of shares for certain Ledcor
  assets with deferred tax asset
  (note 5)...........................                   1,088                                                    8,488
Issuance of shares for investments
  (note 5)...........................                                                                               --
Excess of proceeds over cost on fiber
  optic strands to be reacquired from
  parent company (note 1)............                   1,154                                                    1,154
Comprehensive income
  Net earnings for the period........                                                              9,020
  Accumulated other comprehensive
    income-foreign currency
    translation......................                                                (401)
Total comprehensive income...........                                                                            8,619
                                        --------     --------      ---------        -----       --------      --------
BALANCE, DECEMBER 31, 1998...........         --        2,242             --         (401)         9,020        18,261
Issuance of shares for certain Ledcor
  assets with deferred tax asset
  (note 1)...........................                                                                           25,019
Repurchase of Class B Subordinate
  Voting Shares in exchange for Class
  B Subordinate Voting Shares and                                                                              (32,419)
  Series C Redeemable Preferred
    Shares(note 9)...................                                                                           32,419
Issuance of shares for cash
  (note 9)...........................                                 (2,832)                                    3,000
Redemption of Series C Redeemable
  Preferred Shares and stock dividend
  (note 9)...........................                                                            (45,000)      (45,000)
Issuance of shares for certain Ledcor
  assets with deferred tax asset
  (note 1)...........................                  (2,242)                                                   3,630
Issuance of shares (note 9)..........    (77,500)                   (170,500)                                       --
Conversion of Class B Subordinate
  Voting Shares to Class A Non-Voting
  Shares (note 9)....................                                                                               --
Accretion of Preferred Stock to
  redemption value...................                                                             (6,465)       (6,465)
Purchase price adjustment to
  Preferred Shares...................                  22,070                                    (22,070)           --
Employee option grants...............                  22,337        (22,337)                                       --
Amortization of deferred compensation
  expense............................                                  7,116                                     7,116
Comprehensive income.................
  Net income for the period..........                                                             23,640
  Accumulated other comprehensive
    income-foreign currency
    translation......................                                                 660
Total comprehensive income...........                                                                           24,300
                                        --------     --------      ---------        -----       --------      --------
BALANCE, DECEMBER 31, 1999...........   $(77,500)    $ 44,407      $(188,553)       $ 259       $(40,875)     $ 29,861
                                        ========     ========      =========        =====       ========      ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                360NETWORKS INC.
                        (FORMERLY WORLDWIDE FIBER INC.)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

     FOR THE YEAR ENDED DECEMBER 31, 1999 AND PERIOD FROM FEBRUARY 5, 1998
                  (DATE OF INCORPORATION) TO DECEMBER 31, 1998

            (TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

                                                                1999        1998
                                                              ---------   ---------
CASH FLOWS USED IN OPERATING ACTIVITIES
Net income for the year.....................................  $  23,640   $  9,020
Adjustments to reconcile net income to net cash used for
  operating activities
  Depreciation..............................................      2,998        464
  Amortization of deferred financing costs..................      1,732         --
  Equity income.............................................         --       (928)
  Stock-based compensation..................................      7,116         --
Changes in operating working capital items
  Accounts receivable.......................................    (31,887)      (196)
  Unbilled revenue..........................................   (103,597)      (992)
  Inventory.................................................   (164,713)    (5,517)
  Due from parent...........................................     13,841    (16,230)
  Accounts payable and accrued liabilities..................    151,420      2,904
  Deferred revenue..........................................    (14,008)    13,708
  Income taxes payable......................................     26,405      6,491
  Advances to WFI USA.......................................         --    (21,783)
  Deferred income taxes.....................................    (10,024)        --
                                                              ---------   --------
                                                                (97,077)   (13,059)
                                                              ---------   --------
CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES
Additions to assets under construction......................   (283,598)        --
Additions to property and equipment.........................    (16,518)    (1,065)
Purchase of short-term investments..........................    (21,167)        --
Cash acquired on acquisition of WFI USA.....................         --      2,242
                                                              ---------   --------
                                                               (321,283)     1,177
                                                              ---------   --------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of capital stock.....................    348,000         --
Proceeds from issuance of notes.............................    500,000    175,000
Deferred financing costs....................................    (17,281)    (6,650)
Redemption of Series C Redeemable Preferred Shares..........    (45,000)        --
                                                              ---------   --------
                                                                785,719    168,350
                                                              ---------   --------
Effect of exchange rate changes on cash.....................     (2,363)      (102)
                                                              ---------   --------
Net increase in cash and cash equivalents...................    364,996    156,366
                                                              ---------   --------
Cash and cash equivalents, beginning of period..............    156,366         --
                                                              ---------   --------
Cash and cash equivalents, end of period....................  $ 521,362   $156,366
                                                              =========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                360NETWORKS INC.

                        (FORMERLY WORLDWIDE FIBER INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998

            (TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

    1.  THE COMPANY

    360NETWORKS INC. (formerly Worldwide Fiber Inc.) (the "Company") was incorporated on February 5, 1998 and is indirectly a subsidiary of Ledcor Inc. On May 31, 1998 the Company began its operations after certain assets of the Telecommunications Division ("Division") of Ledcor Industries Limited ("Ledcor"), a Ledcor Inc. subsidiary were transferred to the Company. Prior to May 31, 1998, the operations were carried out by the Division.

    The Company's operations consist of designing, engineering, constructing and installing terrestrial and marine fiber optic systems for sale or lease to third parties or for its own use. For the period ended December 31, 1998, the Company's revenues related primarily to the Construction Services Agreements with Ledcor (see note 1(b)). For the year ended December 31, 1999, the Company's revenue is derived primarily from the construction of fibre optic network assets for telecommunications companies in North America.

    TRANSACTIONS WITH LEDCOR AND ITS AFFILIATES

        a) On May 31, 1998, the Company entered into undertaking agreements whereby certain fiber optic network assets, located in Canada and the U.S. would be transferred to the Company by Ledcor in exchange for 319,995,200 Class A Non-Voting Shares. The Company constructed these assets for Ledcor under the Construction Services Agreements noted below. Construction of the assets was substantially complete at December 31, 1998 and the Company completed the exchange on March 31, 1999. This transaction was accounted for using the carrying values reported in the accounts of Ledcor as a transaction between a parent and a wholly owned subsidiary and accordingly, the fixed assets acquired by the Company are recorded at the carrying amount of the assets in the accounts of Ledcor. The cost of property and equipment acquired at March 31, 1999 amounted to $21,883,000. As a result of the transaction, the Company also received a deferred tax benefit of $3,136,000 which is reflected as a deferred tax asset.

        On May 28, 1999, the Company entered into an agreement with affiliates of Ledcor, whereby the Company would acquire certain fiber optic network assets. Closing occurred on September 27, 1999. As consideration, the Company issued 72,000,000 Class C Multiple Voting Shares to affiliates of Ledcor. In addition, the Company assumed certain rights and obligations under build agreements with a third party including obligations relating to the completion of those builds and certain support structure, maintenance, license and access, and underlying rights obligations. The cost of the property and equipment acquired amounted to $25,289,000, the cost of the assets in the accounts of Ledcor. The Company also received a deferred tax benefit of $3,341,000, as a result of a higher tax cost versus accounting cost of fixed assets. The Company also recorded deferred revenue of $25,000,000 relating to a build commitment assumed from Ledcor.

        b) Construction Services Agreements entered into May 31, 1998, to provide construction services to Ledcor to complete various projects including completion of the fiber optic network assets to be transferred to the Company. As the Company is required to obtain the fiber optic

                                360NETWORKS INC.

                        (FORMERLY WORLDWIDE FIBER INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1999 AND 1998

            (TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

    network assets from Ledcor, the revenues and costs associated with this portion of the agreement have not been reflected in the income statement for the period ended December 31, 1998. The costs to construct the network were reflected on completion of construction and the issuance of the shares. As at December 31, 1998, the Company had billed Ledcor $18,138,000 for the services related to construction of the fiber optic network assets which exceeds their costs by $2,099,000. This excess, net of income taxes of $945,000, had been excluded from the consolidated income statement and had been reported as additional paid in capital.

        c) A Management Services Agreement was entered into May 31, 1998 whereby Ledcor provides the Company with management staff, administrative and other support services. The Company reimburses Ledcor for direct costs and pays Cdn. $200,000 per month for the Company's share of corporate overheads.

        d) Employee Services Agreements were entered into May 31, 1998 whereby the Company obtains the services of certain employees from Ledcor on a cost reimbursement basis.

        e) The Company has entered into an agreement with Ledcor, whereby personnel of Ledcor who were involved in the designing and planning of the transatlantic 360ATLANTIC cable stations will oversee management and supervision of construction of these facilities for a fee to Ledcor of approximately $1,700,000.

    2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION

    These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States and include the accounts of the Company, its wholly owned subsidiaries and its 75% interests in Worldwide Fiber (USA), Inc. ("WFI USA"), WFI-CN Fiber Inc. and Worldwide Fiber IC LLC. All significant intercompany transactions and balances have been eliminated on consolidation. For investments where the Company exercises significant influence, the investment is accounted for using the equity method.

    On December 31, 1998, the Company increased its interest in WFI USA from 50% to 75% (note 5). The 1998 consolidated income statement and statement of cash flows accounted for the Company's initial 50% interest in WFI USA using the equity method for the period May 31, 1998 to December 31, 1998. The Company's consolidated balance sheets include WFI USA's assets and liabilities, and minority interest therein.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. Actual results could differ from those estimates.

                                360NETWORKS INC.

                        (FORMERLY WORLDWIDE FIBER INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1999 AND 1998

            (TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

    CASH AND CASH EQUIVALENTS

    Cash and cash equivalents consists of cash on deposit and highly liquid short-term interest bearing securities with maturity at the date of purchase of three months or less.

    SHORT TERM INVESTMENTS

    Short term investments consist of highly liquid short term interest bearing securities with maturities at the date of purchase greater than three months. Interest earned is recognized immediately in the income statement.

    PROPERTY AND EQUIPMENT

    Fiber optic network assets constructed for the Company's own use are recorded as property and equipment when the asset is fully constructed. Fiber optic network assets, construction equipment and other property and equipment are recorded at cost. Property and equipment are depreciated using the following rates and methods:

    (a) Fiber optic network assets--straight-line method over 25 years.

    (b) Equipment--hourly usage rates, estimated to depreciate the equipment over the estimated useful lives of the equipment.

    ASSETS UNDER CONSTRUCTION

    Assets under construction include fiber optic network assets constructed for the Company's own use and include direct expenditures of materials and labour, indirect costs attributable to the projects and interest.

    LONG-LIVED ASSETS

    The company reviews the carrying amount of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The determination of any impairment would include a comparison of estimated future operating cash flows anticipated to be generated during the remaining life of the asset to the net carrying value of the asset.

    INVENTORY

    Inventory consists of fiber optic network assets to be sold or leased under sales-type leases, construction supplies and small tools.

    Fiber optic network assets are recorded at the lower of cost and market. Cost includes direct materials and subcontractor charges, labour, and interest (see "capitalization of interest") determined on an average cost basis.

    Construction supplies and small tools inventory are recorded at the lower of cost and replacement value.

                                360NETWORKS INC.

                        (FORMERLY WORLDWIDE FIBER INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1999 AND 1998

            (TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

    REVENUE RECOGNITION

    Revenue for services provided to Ledcor for construction projects is recognized in the period the construction services are performed based on the costs incurred.

    Revenue and income from construction contracts to develop fiber optic network assets are determined on the percentage-of-completion basis using the cost-to-cost method. Provision is made for all anticipated losses as soon as they become evident. Claims for additional contract compensation are not recognized until resolved.

    UNBILLED REVENUE

    Revenue recognized using the percentage-of-completion basis (see "Revenue recognition") less billings to date is recorded as unbilled revenue. Unbilled revenue classified as current represent billings expected to be collected within the following fiscal year. Billings are rendered on the achievement of certain construction milestones.

    CAPITALIZATION OF INTEREST

    Interest is capitalized as part of the cost of constructing fiber optic network assets. Interest capitalized during the construction period is computed by determining the average accumulated expenditures for each interim capitalization period and applying the interest rate related to the specific borrowings associated with each construction project. The total interest capitalized in the year ended December 31, 1999 was $17,467,000 (December 31, 1998--$Nil).

    DEFERRED FINANCING COSTS

    Costs incurred in connection with obtaining the senior notes financing are deferred and amortized, using the effective interest method, to interest expense over the term of the senior notes.

    DEFERRED REVENUE

    Cash received from customers pursuant to contracts where construction has not commenced is recorded as deferred revenue.

    FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS

    The functional currency of the Company's operations located in countries other than the U.S. is generally the domestic currency. The consolidated financial statements are translated to U.S. dollars using the period-end exchange rate for assets and liabilities and weighted-average exchange rates for the period for revenues and expenses. Translation gains and losses are deferred and accumulated as a component of other comprehensive income in shareholders' equity. Net gains and losses resulting from foreign exchange transactions are included in the consolidated income statement.

                                360NETWORKS INC.

                        (FORMERLY WORLDWIDE FIBER INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1999 AND 1998

            (TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

    COMPREHENSIVE INCOME

    Comprehensive income consists of currency translation adjustments and net income.

    INCOME TAXES

    Income taxes are accounted for using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current period and deferred tax liabilities and assets for future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax laws; the effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance, where, based on available evidence, the probability of realization of the deferred tax asset does not meet a more likely than not criteria.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The fair value of the Company's financial instruments, consisting of cash and cash equivalents, short-term investments, accounts receivable, unbilled revenue, due from parent, accounts payable and accrued liabilities, and income taxes payable approximate their carrying values due to their short-term nature. As at December 31, 1999, the fair value of the $500,000,000 12% Senior Notes was $515,000,000 and the fair value of the $175,000,000 12.5% Senior Notes ("1998
Notes") was $182,000,000. The fair value of the 1998 Notes at December 31, 1998 approximated its carrying value. Fair value is based on a quoted market price.

    EARNINGS PER SHARE

    Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares (including Class A Non-Voting Shares, Class B Subordinate Voting Shares and Class C Multiple Voting Shares) outstanding for the period. Diluted earnings per share reflects the potential dilution of securities by including other potential common stock, including stock options and redeemable convertible preferred shares, in the weighted average number of common shares outstanding for a period, if dilutive.

    The following table sets forth the computation of (loss) earnings per share:

                                                      1999           1998
                                                        $              $
                                                  -------------   -----------
Net income......................................        23,640          9,020
Less:
  Stock dividend................................         5,000             --
  Preferred stock accretion.....................         6,465             --
  Purchase price adjustment to preferred
    shares......................................        22,070             --
                                                  ============    ===========
Net (loss) income available to common
  stockholders..................................        (9,895)         9,020
                                                  ============    ===========

                                360NETWORKS INC.

                        (FORMERLY WORLDWIDE FIBER INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1999 AND 1998

            (TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

    The Redeemable Convertible Preferred Shares and stock options are not included in the computation of fully diluted earnings per share as their effect is anti-dilutive.

    RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. The Company does not expect the adoption of SFAS No. 133 to have a material impact on its consolidated financial statements.

    In June 1999, the Financial Accounting Standards Boards (FASB) issued Interpretation No. 43, "Real Estate Sales, an interpretation of FASB Statement No. 66." The interpretation is effective for sales of real estate with property improvements or integral equipment entered into after June 30, 1999. Under this interpretation, title must transfer to a lessee in order for a lease transaction to be accounted for as a sales-type lease. The accounting for indefeasible rights of use of fiber optic network assets is evolving and currently being considered by accounting standard setters in the U.S. These changes may have a significant effect on the Company, however it is not possible to determine the consequences of such changes until further accounting guidance has been developed.

    COMPARATIVE FINANCIAL INFORMATION

    Certain prior year amounts have been reclassified to conform to the current year presentation.

    3.  SUPPLEMENTAL CASH FLOW INFORMATION

                                                              1999           1998
                                                               $              $
                                                            --------       --------
Cash paid for income taxes................................   13,944            --
Cash paid for interest....................................   21,391            --
Supplemental non-cash investing and financing activities:
  Issuance of common shares for
    Certain Ledcor assets.................................   47,172         8,488
    Deferred revenue......................................   25,000            --
    Additional 25% investment in WFI USA in exchange for
      surrender of note receivable........................       --         3,915
  Series C Redeemable Preferred stock dividend............    5,000            --
  Accretion of Preferred Stock to redemption value........    6,465            --

                                360NETWORKS INC.

                        (FORMERLY WORLDWIDE FIBER INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1999 AND 1998

            (TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

    4.  BALANCE SHEET COMPONENTS

                                                              1999       1998
                                                               $          $
                                                            --------   --------
Accounts receivable
  Trade accounts receivable...............................   34,736      3,107
  Interest receivable and other...........................      615        165
                                                            -------     ------
                                                             35,351      3,272
                                                            =======     ======
Unbilled revenue
  Revenue earned on uncompleted contracts.................  333,116     22,236
  Less: Billings to date..................................  217,455     11,654
                                                            -------     ------
                                                            115,661     10,582
                                                            =======     ======

Inventory
  Fiber optic network assets..............................  188,013     28,085
  Construction supplies and small tools...................    8,946      1,145
                                                            -------     ------
                                                            196,959     29,230
                                                            =======     ======
Property and equipment
  Land....................................................    5,891         --
  Fiber optic network assets..............................   64,079         --
  Equipment...............................................   10,501      4,478
                                                            -------     ------
                                                             80,471      4,478
  Less: Accumulated depreciation..........................    3,462        464
                                                            -------     ------
Property and equipment--net...............................   77,009      4,014
                                                            =======     ======

Accounts payable and accrued liabilities
  Subcontractor and supplier costs........................  100,461     13,468
  Subcontractor holdbacks payable.........................   25,676      4,843
  Other accrued liabilities...............................   36,474      1,493
  Interest payable........................................   28,567        492
                                                            -------     ------
                                                            191,178     20,296
                                                            =======     ======

    5.  ACQUISITIONS

    TELECOMMUNICATIONS DIVISION ASSETS

    Effective May 31, 1998, the Company entered into a series of agreements whereby equipment, fiber optic network assets and other assets related to the business of the Telecommunications Division of Ledcor were transferred to the Company. In addition, the Company was granted a license to use Ledcor's patented rail plow technology. This license agreement was for an initial term

                                360NETWORKS INC.

                        (FORMERLY WORLDWIDE FIBER INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1999 AND 1998

            (TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

of ten years, renewable annually upon completion of the initial term. As part of this transaction, Ledcor retained all existing construction contracts related to the business. This transaction was between entities under common control and has been accounted for using the carrying amounts recorded in Ledcor's accounts. The tax basis of substantially all the Canadian assets transferred to the Company was Ledcor's carrying values whereas the tax basis of the U.S. assets transferred was their fair value. The deferred tax balances were adjusted for the change in the tax basis of the U.S. assets with the adjustment being reflected as additional paid in capital. As consideration for the transaction, the Company issued 3,200 Class A Common Shares to Ledcor.

    The assets transferred and consideration given, in connection with this transaction, were as follows:

                                                                 $
Assets
  Construction equipment....................................   2,830
  Fiber optic network assets................................   4,424
  Deferred income taxes.....................................   1,088
  Other.....................................................     146
                                                               -----
                                                               8,488
                                                               =====
Consideration given
  Class A common Shares and additional paid in capital......   8,488
                                                               =====

    LEDCOM HOLDINGS LTD.

    On December 1, 1998 the Company acquired 50 Class A common Shares representing a 50% interest of Ledcom Holdings Ltd. ("Ledcom") from Worldwide Fiber Holdings Ltd. ("WFHL"), the Company's parent. As consideration, the Company issued 32,000,000 Class A Non-Voting Shares. Ledcom holds the patent to Ledcor's rail plow technology, and in conjunction with this acquisition Ledcor has committed to grant to the Company a worldwide exclusive license for the use of the rail plow technology. The license will become non-exclusive six months after a change of control of the Company. This transaction was between entities under common control and has been accounted for using the carrying value of the investment recorded in WFHL's accounts which was $nil.

    INVESTMENT IN WFI USA

    On August 31, 1998, the Company purchased Ledcor's 50% interest in, and a promissory note of $3,915,000 from WFI USA, in exchange for 48,000,000 Class A Non-Voting Shares of the Company and the issuance of a promissory note by the Company. WFI USA was a joint venture with Mi-Tech Communications LLC ("Mi-Tech") which held the remaining 50% interest in WFI USA. WFI USA's operations consist primarily of developing fiber optic network assets in the United States.

    As this transaction was between entities under common control, it was accounted for in a manner similar to a pooling of interests. These financial statements reflect the equity interest in the

                                360NETWORKS INC.

                        (FORMERLY WORLDWIDE FIBER INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1999 AND 1998

            (TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

income of WFI USA from May 31, 1998 to December 31, 1998 in the amount of $928,000. Prior to May 31, 1998, the equity interest was reported as part of the Telecommunications Division of Ledcor.

    On December 31, 1998 the Company increased its interest in WFI USA to 75% by surrendering its note receivable from WFI USA of $3,915,000 for 100 non-voting common shares and 100 Class A Voting Preferred Shares of WFI USA. The acquisition has been accounted for using the purchase method effective
December 31, 1998. The purchase price of the additional 25% has been allocated to assets and liabilities based on their fair values. As a result, the net assets acquired were as follows:

                                                                 $
Current assets..............................................    3,742
Inventory...................................................    6,048
Fiber optic network assets..................................    1,795
Current liabilities.........................................   10,052

    On December 31, 1998, the Company entered into a Shareholders' Agreement ("Agreement") with Ledcor, Mi-Tech and Michels Pipeline Construction, Inc. ("Michels") (an affiliate of Mi-Tech). Pursuant to this agreement, Mi-Tech will have the option to convert all of its 25% interest in WFI USA into Shares of the Company should the Company complete a public offering of Shares with an aggregate value of at least $20,000,000 or there is a change of control of WFI USA. In connection with the conversion, Mi-Tech will be granted certain registration rights in accordance with the Agreement. In addition, after the tenth anniversary of this agreement, Mi-Tech has the option to require WFI USA to purchase all of the Shares owned by Mi-Tech and its affiliates at fair market value. If Mi-Tech exercises this option, the Company can elect to sell all the Shares or assets of WFI USA in which case it will not be required to purchase Mi-Tech's Shares in WFI USA. In the event of a proposed sale of the Shares of WFI USA held by the Company, Mi-Tech will have certain tag-along rights.

    Also as part of the Agreement the Company:

    a) Agreed not to participate in any projects or business nor provide advice or assistance to any business which undertakes projects within WFI USA's scope of business, as defined in the Agreement, for a period of four years from the date of the Agreement.

    b) Is restricted from selling, transferring, encumbering or divesting its ownership or control of WFI USA.

    c) WFI USA has an option to purchase from Mi-Tech 24 fiber optic strands along certain existing routes owned by Mi-Tech and its affiliates at fair market value.

                                360NETWORKS INC.

                        (FORMERLY WORLDWIDE FIBER INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1999 AND 1998

            (TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

    6.  DUE FROM PARENT

    The amounts due to and from parent are non-interest bearing, have no stated terms of repayment and are due on demand. Contract amounts billed to parent and costs charged by parent exceed revenues and costs as reported in the income statement, for the period ended December 31, 1998, due to fiber optic network assets to be transferred to the Company as described in note 1(b). The balance as at December 31, 1999 of $7,297,000, is included in accounts payable.

    7.  SENIOR NOTES

    On July 28, 1999 the Company issued $500,000,000 12% senior notes (the "Notes"). The Notes are unsecured obligations of the Company bearing interest at 12% payable semi-annually. The Notes are due August 1, 2009 and may be redeemed by the Company on or after August 1, 2004 at certain specified redemption prices ranging up to 106.00%. Up to 35% of the Notes may be redeemed by the Company prior to August 1, 2002 at a redemption price of 112% of the principal amount with the net proceeds from certain sales of the Company's common stock. If a change in control occurs, as defined in the Notes indentures, the holders of the Notes can require the Company to repurchase all or part of the Notes at 101% of the principal amount. Where excess proceeds from certain asset sales, as defined in the Notes indentures, exceeds $10,000,000 the Company is required to make an offer to repurchase the maximum amount of Notes that can be repurchased with such excess proceeds at an offer price equal to 100% of the principal amount.

    On December 23, 1998, the Company issued $175,000,000 12.5% senior notes (the "1998 Notes"). The 1998 Notes are unsecured obligations of the Company bearing interest at 12.5% payable semi-annually. The 1998 Notes are due
December 15, 2005 and may be redeemed by the Company on or after December 31, 2003 at certain specified redemption prices ranging up to 106.25% of the principal amount. Up to 35% of the 1998 Notes may be redeemed by the Company prior to December 15, 2001, at a redemption price of 112.5% of the principal amount with the net proceeds from certain sales of the company's common equity to the public. If a change of control occurs, as defined in the 1998 Notes Indenture, the holders of the 1998 Notes can require the Company to repurchase all or part of the 1998 Notes at 101% of the principal amount. If at the end of December 31, 2000 and semi-annually thereafter, the Company's Accumulated Excess Cash Flow, as defined in the 1998 Notes Indenture, exceeds $10,000,000, the Company is required to make an offer to repurchase the maximum principal amounts of 1998 Notes that may be purchased by such Accumulated Excess Cash Flow Amount at an offer price equal to 110% of the principal amount of the 1998 Notes. Under this Excess Cash Flow provision, the Company is not required to repurchase more than 25% of the original principal amount of the 1998 Notes prior to December 31, 2003.

    The Notes and 1998 Notes contain certain covenants that restrict the ability of the Company and its subsidiaries to incur additional indebtedness and issue certain preferred stock, pay dividends or make other distributions, repurchase equity interests or subordinated indebtedness, engage in sale and leaseback transactions, create certain liens, enter into certain transactions with

                                360NETWORKS INC.

                        (FORMERLY WORLDWIDE FIBER INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1999 AND 1998

            (TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

affiliates, sell assets of the Company or its subsidiaries, issue or sell equity interests of the Company's subsidiaries or enter into certain mergers and consolidations.

    8.  REDEEMABLE CONVERTIBLE PREFERRED STOCK

    On September 9, 1999 the Company authorized various classes of preferred shares.

    SERIES A NON-VOTING CONVERTIBLE PREFERRED SHARES

    On September 9, 1999, the Company issued 141,868,928 Series A Non-Voting Convertible Preferred Shares ("Series A Preferred Shares") for $345,000,000. On December 22, 1999, the Company issued an additional 9,082,384 Series A Preferred Shares to the holders of such shares pursuant to the terms of their original purchase agreement dated September 7, 1999.

    The Series A Preferred Shares are entitled to dividends on an equivalent basis to the Class A Non-Voting Shares into which the Series A Preferred Shares can be converted. The Series A Preferred Shares rank senior to all classes of capital stock upon liquidation, dissolution and wind-up and are junior in right of payment of all indebtedness of the Company and its subsidiaries.

    The Series A Preferred Shares have a mandatory redemption on November 2, 2009 at a liquidation value consisting of the original purchase price of $2.43 per share plus an adjustment equal to 6% per annum of the purchase price, plus declared and unpaid dividends and the excess of the market value of the Class A Non-Voting Shares over the liquidation value.

    Upon a qualified underwritten public offering of at least $150,000,000 with a share price of at least 300% of the purchase price of the Series A Preferred Shares, each Series A Preferred Share may, at the option of the Company, be converted into Class A Non-Voting Shares at a ratio equal to one plus 6% per annum. If a qualified underwritten public offering occurs by September 9, 2000 the conversion will be on a one for one basis.

    The Series A Preferred Shares may be converted by the holders into Class A Non-Voting Shares, at any time, on the same basis as the Company's conversion right and may be converted into Series B Non-Voting Convertible Preferred Shares on a one for one basis. In addition, the holders of the Series A Preferred Shares have anti-dilution protection.

    SERIES B SUBORDINATE VOTING CONVERTIBLE PREFERRED SHARES

    The Series B Subordinate Voting Convertible Preferred Shares ("Series B Preferred Shares) are entitled to dividends on an equivalent basis to any dividends declared or paid on Class B Subordinate Voting Shares into which the Series B Preferred Shares can be converted. The Series B Preferred Shares rank senior to all classes of capital stock upon liquidation, dissolution and wind-up and are junior in right of payment of all indebtedness of the Company and its subsidiaries. The Series B Preferred Shares are entitled to one vote per share.

    The Series B Preferred Shares are mandatorily redeemable on November 2, 2009 at a liquidation value of $2.43 per share plus an adjustment equal to 6% per annum of the purchase

                                360NETWORKS INC.

                        (FORMERLY WORLDWIDE FIBER INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1999 AND 1998

            (TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

price, plus declared and unpaid dividends and the excess of the market value of the Class B Subordinate Voting Shares over the liquidation value.

    Upon a qualified underwritten public offering of at least $150,000,000 with a share price of at least 300% of the purchase price of the Series B Preferred Shares, each Series B Preferred Share, may at the option of the Company, be converted into Class B Subordinate Voting Shares at a ratio equal to one plus 6% per annum. If a qualified underwritten public offering occurs by September 9, 2000 the conversion will be on a one for one basis.

    The Series B Preferred Shares may be converted into Class B Subordinate Voting Shares, at any time on the same basis as the Company's conversion right and may be converted into Series A Preferred Shares on a one for one basis. In addition, the holders of the Series B Preferred Shares have anti-dilution protection

    SERIES C REDEEMABLE PREFERRED SHARES

    On September 9, 1999, 80,000,000 Series C Redeemable Preferred Shares ("Series C Preferred Shares") were issued pursuant to a stock dividend and 640,000,000 Series C Preferred Shares were issued pursuant to a share re-organization. Subsequently, the Company repurchased the 720,000,000 issued Series C Preferred Shares for $45,000,000 (note 9). The holders of Series C Preferred Shares are not entitled to dividends or voting rights and may redeem the Series C Preferred Shares at $1 per share after November 2, 2009.

    9.  CAPITAL STOCK

    On September 9, 1999 the Company authorized various classes of capital stock (see "Share capital transactions").

    The holders of the Class A Non-Voting Shares, Class B Subordinate Voting Shares, and Class C Multiple Voting Shares participate equally in dividends declared subject to any preference priority on other classes of shares.

    The holders of the Class A Non-Voting Shares are not entitled to voting rights. The holders of Class B Subordinate Voting Shares are entitled to one vote per share, and the holders of Class C Multiple Voting Shares are entitled to 20 votes per share.

    In the event of liquidation, dissolution, or wind-up of the Company, any payment or distribution of assets will be paid or distributed equally share for share to the holders of the three classes of capital stock.

    The holders of Class A Non-Voting Shares are entitled to convert their Shares to Class B Subordinate Voting Shares on a one for one basis. The holders of Class B Subordinate Voting Shares are entitled to convert their Shares to Class A Non-Voting Shares on a one for one basis at any time prior to September 9, 2000 and into Series A Preferred Shares on a one for one basis. The holders of Class C Multiple Voting Shares are entitled to convert their Shares into Class A Non-Voting Shares or Class B Subordinate Voting Shares on a one for one basis.

                                360NETWORKS INC.

                        (FORMERLY WORLDWIDE FIBER INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1999 AND 1998

            (TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

    SHARE CAPITAL TRANSACTIONS

    On September 9, 1999, the Company amended its share capital by re-designating 400,000,000 Class A Voting Shares to Class B Subordinate Voting Shares, cancelling its remaining classes of Shares and creating Class A Non-Voting Shares, Class C Multiple Voting Shares, Series A and B Convertible Preferred Shares and Series C Redeemable Preferred Shares. Subsequently, the Company declared a stock dividend of 80,000,000 Series C Redeemable Preferred Shares for $5,000,000. Concurrently, the Company repurchased the 400,000,000 outstanding Class B Subordinate Voting Shares from its parent in exchange for the issuance of 381,496,000 Class B Subordinate Voting Shares and 640,000,000 Series C Redeemable Preferred Shares. The Company then redeemed the 720,000,000 outstanding Series C Redeemable Preferred Shares for $45,000,000 cash resulting in a charge to retained earnings of $40,000,000.

    On August 31, 1999 the Company issued 2,400,000 Class B Subordinate Voting Shares for $3,000,000.

    On November 24, 1999, a shareholder converted 301,266,400 Class B Subordinate Voting Shares into 301,266,400 Class A Non-Voting Shares. On December 22, 1999, the Company issued 52,160,000 Class A Non-Voting Shares and 9,840,000 Class C Multiple Voting Shares under an employment agreement to an executive officer for $77,500,000. The Company also received a promissory note of $77,500,000 from the executive officer.

    On November 24, 1999, the Board of Directors approved an eight-for-one share split of all classes of the Company's stock. All share amounts in 1998 and 1999 have been presented on a post stock split basis.

    10.  STOCK BASED COMPENSATION

    STOCK OPTION PLAN

    The Company has a Long Term Incentive and Share Award Plan that permits the grant of non-qualified stock options, incentive stock options, share appreciation rights, restricted shares, restricted share units, performance shares, performance units, dividend equivalents and other share-based awards to employees and directors. A maximum of 7,133,008 Class A Non-Voting shares may be subject to awards under the plan, which generally have a vesting period of four years. The stock options have terms expiring on or before November 15, 2009.

                                360NETWORKS INC.

                        (FORMERLY WORLDWIDE FIBER INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1999 AND 1998

            (TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

    Stock option transactions during 1999 were as follows:

                                                                    WEIGHTED
                                                                     AVERAGE
                                                       NUMBER OF    EXERCISE
                                                        OPTIONS      PRICE $
                                                      -----------   ---------
Balance--December 31, 1998..........................          --         --
  Options granted...................................  43,412,480       0.77
  Options cancelled.................................          --         --
  Options exercised.................................          --         --
                                                      ----------      -----

Balance--December 31, 1999..........................  43,412,480       0.77
                                                      ==========      =====

    The weighted average fair value of options granted in 1999 was $1.29.

    The following table summarizes information about stock options outstanding at December 31, 1999:

                                                  WEIGHTED AVERAGE            OPTIONS
                         NUMBER OUTSTANDING     REMAINING CONTRACTUAL     EXERCISABLE AT
   EXERCISE PRICE$      AT DECEMBER 31, 1999        LIFE (YEARS)         DECEMBER 31, 1999
---------------------   ---------------------   ---------------------   -------------------
     0.63                     33,786,880                  9.0                8,822,080
     1.25                      9,625,600                  9.5                       --
---------------------   ---------------------   ---------------------   -------------------
      0.63-1.25              43,412,480                     9.2             8,822,080
Net income for the year.....................................  $23,640
Additional compensation expense.............................   (1,425)
                                                              -------
Pro forma net income for the year...........................   22,215
                                                              =======
Pro forma basic and fully diluted loss per share............  $   .04

                                360NETWORKS INC.

                        (FORMERLY WORLDWIDE FIBER INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1999 AND 1998

            (TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

    The pro forma compensation expense is estimated using the Black Scholes option-pricing model assuming no dividend yield and the following weighted average assumptions for options granted during the year ended December 31, 1999:

Expected volatility (private company).......................  0.0%
Risk free interest rate.....................................  5.2%
Expected life (in years)....................................  4.0

RESTRICTED STOCK AND OTHER STOCK ISSUANCES

    During the year, the Company issued stock to certain directors and officers of the Company. To the extent that these stock issuances are considered to be below fair value, stock based compensation is recognized and amortized over the appropriate periods. The Company recognized $176,164,000 of deferred stock-based compensation related to stock issued to these officers and directors in 1999 of which $2,832,000 was expensed in the year.

    The shares issued to the executive officer are subject to a repurchase by the Company at the lesser of fair market value of the shares and the original purchase price of the shares plus interest. The restriction lapsed with respect to 15,500,000 shares immediately on commencement of employment and lapses for 12,400,000 shares in 2000, 13,639,968 shares in 2001 and 2002 and the remainder in 2003. Under certain conditions, the executive officer may put back a certain number of shares to the Company, or at the option of the Company to Worldwide Fiber Holdings Ltd., at fair market value to repay the promissory note. Deferred compensation related to these shares will be amortized over the periods covered by the repurchase restriction.

    11.  INCOME TAXES

    INCOME BEFORE EQUITY INCOME, INCOME TAXES AND MINORITY INTEREST.

    The components of income before equity income, income taxes and minority interest are as follows:

                                                                1999       1998
                                                                 $          $
                                                              --------   --------
Canadian....................................................   46,881      5,683
U.S.........................................................   14,507      8,052
                                                               ------     ------
                                                               61,388     13,735
                                                               ======     ======

                                360NETWORKS INC.

                        (FORMERLY WORLDWIDE FIBER INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1999 AND 1998

            (TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

    CURRENT INCOME TAXES

    The provision for current income taxes consists of the following:

                                                                1999       1998
                                                                 $          $
                                                              --------   --------
Canadian....................................................   25,742     2,599
U.S. federal................................................   11,775     2,563
U.S. state and local........................................    2,821       481
                                                               ------     -----
                                                               40,338     5,643
                                                               ======     =====

    The provision for income taxes differs from the amount computed by applying the statutory income tax rate to net income before taxes as follows:

                                                                1999       1998
                                                                 %          %
                                                              --------   --------
Canadian statutory rate.....................................    45.6       45.6
Foreign tax at other than Canadian statutory rate...........    (5.0)      (4.5)
Stock based compensation....................................     5.8         --
Investment income...........................................     1.6         --
Other.......................................................     1.3         --
                                                                ----       ----
                                                                49.3       41.1
                                                                ====       ====

                                360NETWORKS INC.

                        (FORMERLY WORLDWIDE FIBER INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1999 AND 1998

            (TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

    DEFERRED INCOME TAXES

    Significant components of the Company's deferred tax asset and liability are as follows:

                                                           1999             1998
                                                            $                $
                                                      --------------   --------------
DEFERRED TAX ASSET
  Expenses not deductible in current period.........       8,838               --
  Tax loss carryforwards............................       4,259               --
  Property and equipment............................       7,596            1,088
  Other.............................................         185              185
                                                          ------           ------
                                                          20,878            1,273
  Valuation allowance...............................          --               --
                                                          ------           ------
  NET DEFERRED TAX ASSET............................      20,878            1,273
                                                          ======           ======

DEFERRED TAX LIABILITY
  Property and equipment............................       1,760               --
  Financing costs...................................       1,313               --
                                                          ------           ------
                                                           3,073               --
                                                          ======           ======

    Management believes that, based on a number of factors, it is more likely than not that the deferred tax asset will be fully utilized, such that no valuation allowance has been recorded.

    12.  CONCENTRATION OF CREDIT RISK

    Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, unbilled revenue and due from parent which are not collateralized. The Company limits its exposure to credit loss by placing its cash and cash equivalents and short-term investments with high credit quality financial institutions. Concentrations of credit risk with respect to accounts receivable and unbilled revenue are considered to be limited due to the credit quality of the customers comprising the Company's customer base.

    The Company performs ongoing credit evaluations of its customers' financial condition to determine the need for an allowance for doubtful accounts. The Company has not experienced significant credit losses to date. Accounts receivable was comprised of 22 customers at December 31, 1999 and 12 customers at December 31, 1998.

    The concentration of credit risk relating to the amount due from the parent is considered limited due to the credit quality of the Company's parent. The Company's three largest customers represented 22%, 15% and 10% of the Company's total revenue for 1999. As described in Note 1, substantially all of the Company's revenues during the period ended December 31, 1998 were earned from construction services provided to Ledcor.

                                360NETWORKS INC.

                        (FORMERLY WORLDWIDE FIBER INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1999 AND 1998

            (TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

    13.  SEGMENTED INFORMATION

    The Company operates within a single operating segment being the construction and installation of fiber optic network assets. These fiber optic network assets are being constructed in Canada, the U.S. and Europe including a transatlantic link. A significant portion of the transatlantic link will be owned by a subsidiary in Barbados. Revenues, property and equipment, assets under construction, and deferred financing costs are located as follows:

                                                  PROPERTY AND                                  DEFERRED
                                                   EQUIPMENT--          ASSETS UNDER            FINANCING
                              REVENUES                 NET              CONSTRUCTION           COSTS--NET
                         -------------------   -------------------   -------------------   -------------------
                           1999       1998       1999       1998       1999       1998       1999       1998
                            $          $          $          $          $          $          $          $
                         --------   --------   --------   --------   --------   --------   --------   --------
Canada.................  170,705     84,534     38,206     3,794      46,683      4,424     22,199     6,650
U.S....................  189,041     79,785     33,669       220      53,221      7,037         --        --
Barbados...............       --         --         --        --     169,648         --         --
Europe.................       --         --      5,134        --      30,851         --         --
                         -------    -------     ------     -----     -------     ------     ------     -----
                         359,746    164,319     77,009     4,014     300,403     11,461     22,199     6,650
                         =======    =======     ======     =====     =======     ======     ======     =====

    The revenues are based on the location of the construction activities.

    14.  COMMITMENTS

    NETWORK DEVELOPMENTS

    The Company has, in the normal course of business, entered into agreements to provide construction services and fiber optic network assets to third parties in Canada and the United States.

    RIGHT OF WAY ACCESS AGREEMENTS

    The Company has, in the normal course of business, entered into various agreements to secure the rights of ways along its network routes. In general, most agreements have an option renewal clause stating that grantors cannot unjustly withhold their acceptance of a renewal. Future minimum payments on significant rights of ways are as follows:

2000........................................................  $25,051
2001........................................................  $17,051
2002........................................................  $17,051

                                360NETWORKS INC.

                        (FORMERLY WORLDWIDE FIBER INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1999 AND 1998

            (TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

    OPERATING LEASES

    The Company leases certain facilities and equipment used in its operations under operating leases. Future minimum lease payments under these lease agreements at December 31, 1999 are as follows:

2000........................................................    $7,489
2001........................................................    $6,244
2002........................................................    $3,349
2003........................................................    $1,153
2004........................................................    $  671

    The Company pays Ledcor approximately $825,000 per year in connection with its lease of the Toronto facilities. The lease expires in 2009.

SUPPLY AGREEMENTS

    On June 18, 1999, a subsidiary of the Company entered into a supply agreement, with Tyco Submarine Systems Ltd. ("Tyco") whereby Tyco will serve as the primary contractor for the Company's trans-Atlantic cable project called "360ATLANTIC". The initial contract price is approximately $607 million. The Company paid $214 million in the year ended December 31, 1999 on this contract. (1998--$NIL)

    The Company has placed purchase orders of $27 million with suppliers of bandwidth equipment.

CN/IC AGREEMENTS

    On May 28, 1999, the Company entered into agreements with Canadian National Railway Company ("CN") and Illinois Central Railroad Company ("IC") to license rights-of-way along certain of their respective rail transportation systems (the "Routes"). In connection with these license agreements, the Company formed subsidiary companies with CN (WFI-CN Fibre Inc.) and IC (Worldwide Fiber LLC) (the Company having a 75% interest and CN or IC having the remaining 25% interest) for the purpose of licensing the rights-of-way from CN and IC and developing the projects along the Routes.

    15.  SUBSEQUENT EVENTS

SHARE CAPITAL REORGANIZATION

    Concurrent with the closing of a public offering, the Company will reorganize the share capital as follows: the holders of existing Class B Subordinate Voting Shares will convert or exchange their shares into Class A Non-Voting Shares and all authorized but unissued Class B Subordinate Voting Shares will be cancelled; the Series A Non-Voting Preferred Shares will be converted or exchanged into our Class A Non-Voting Shares and all of the authorized but unissued Series A Preferred Shares, Series B Preferred Shares and Series C Preferred Shares will be cancelled; the existing

                                360NETWORKS INC.

                        (FORMERLY WORLDWIDE FIBER INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1999 AND 1998

            (TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

Class A Non-Voting Shares will be redesignated as Subordinate Voting Shares and the terms shall be amended to provide the holders with one vote per share; the existing Class C Multiple Voting Shares will be amended to provide the holders with 10 votes per share and the Class C Multiple Voting Shares will be redesignated as Multiple Voting Shares; and a class of unlimited Preferred Shares, issuable in series will be created.

GLOBENET ACQUISITION

    The Company has entered into a definitive agreement to acquire 100% of the outstanding shares of GlobeNet Communications Group Limited in exchange for approximately $640 million worth of newly created Subordinate Voting Shares. The number of Subordinate Voting Shares to be issued by the Company will be based on an initial public offering price.

ACQUISITION OF REMAINING 25% OF WFI-USA

    The Company has entered into a commitment with Mi-Tech to acquire its 25% interest in WFI-USA in exchange for $312 million worth of Class A Non-Voting Shares of the Company. The number of shares to be issued by the Company will be determined based on an initial public offering price.

CN/IC

    On March 6, 2000, the Company entered into an agreement with CN and IC to acquire their respective 25% interests in WFI-CN Fibre Inc. and Worldwide
Fiber IC LLC in exchange for $160 million worth of Class A Non-Voting Shares of the Company. The number of Class A Non-Voting Shares to be issued by the Company will be based on an initial public offering price. Pursuant to this agreement, payment terms for right-of-way fees were amended requiring the right-of-way fees to be paid over a three year term.

CANADIAN TELECOMMUNICATIONS ARRANGEMENT

    The Company has entered into an arrangement to transfer certain Canadian telecommunications equipment and related facilities to a subsidiary of Ledcor which will be held 66 2/3% by Ledcor and 33 1/3% by the Company in exchange for 51% of the non-voting participating shares of the subsidiary.

ACQUISITION OF COLOCATION FACILITIES

    The Company has agreed, subject to execution of definitive agreements to acquire colocation facilities in a number of North American cities. The aggregate purchase price for these acquisitions is $156 million payable in a combination of cash and newly created Subordinate Voting Shares.

360ATLANTIC CREDIT FACILITY

    The Company has entered into a credit agreement with certain lenders pursuant to which the lenders have provided a credit facility totalling U.S. $565,000,000.

                                360NETWORKS INC.

                        (FORMERLY WORLDWIDE FIBER INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1999 AND 1998

            (TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

SHARE SPLIT

    On March 20, 2000, the Board of Directors approved a two-for-one share split of all classes of the Company's stock. All share amounts in 1998 and 1999 have been presented on a post-stock split basis.

SHARE ISSUANCES

    Subsequent to December 31, 1999, the Company issued 411,214 Class A Non-Voting Shares to a consultant of the Company. In addition, the Company will issue additional Series A Preferred Shares in connection with the purchase price adjustment provisions of a subscription agreement.

NAME CHANGE

    On March 14, 2000, the Company changed its name from Worldwide Fiber Inc. to 360NETWORKS INC.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Directors and Shareholders of
Worldwide Fiber (USA), Inc.

    In our opinion, the accompanying consolidated income statement and statements of changes in shareholders' equity and of cash flows present fairly, in all material respects, the results of operations of Worldwide Fiber
(USA), Inc. and its subsidiaries and their cash flows for the period from February 11, 1998 to December 31, 1998, in conformity with generally accepted accounting principles in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

"PricewaterhouseCoopers LLP"

Vancouver, Canada
March 12, 1999

                          WORLDWIDE FIBER (USA), INC.

                         CONSOLIDATED INCOME STATEMENT

           FOR THE PERIOD FROM FEBRUARY 11, 1998 TO DECEMBER 31, 1998

            (TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

REVENUE.....................................................  $21,071
COSTS.......................................................   16,533
                                                              -------
GROSS PROFIT................................................    4,538
EXPENSES
  General and administrative................................    1,683
                                                              -------
                                                                2,855
INTEREST EXPENSE............................................       72
INTEREST INCOME.............................................       53
                                                              -------
INCOME BEFORE INCOME TAXES..................................    2,836
PROVISION FOR INCOME TAXES..................................      980
                                                              -------
NET INCOME FOR THE PERIOD...................................  $ 1,856
                                                              =======
COMMITMENTS (note 10)

  The accompanying notes are an integral part of these consolidated financial statements.

                          WORLDWIDE FIBER (USA), INC.

           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

          FOR THE PERIOD FROM FEBRUARY 11, 1998 TO DECEMBER 31, 1998.

            (TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

                                       CLASS A       NONVOTING
                                       VOTING          COMMON
                                      PREFERRED        SHARES                RETAINED
                                    SHARES NUMBER      NUMBER      AMOUNT    EARNINGS     TOTAL
                                   ---------------   ----------   --------   ---------   --------
Balance--beginning of period.....
Issuance of Shares to acquire
  Worldwide Fiber Networks, Inc.
  (note 1).......................        100            100            --         --          --
Issuance of Shares for
  extinguishment of note payable
  (note 1).......................        100            100         3,915         --       3,915
Net income for the period........         --             --            --      1,856       1,856
                                         ---            ---        ------     ------      ------
Balance--end of period...........        200            200        $3,915     $1,856      $5,771
                                         ===            ===        ======     ======      ======

  The accompanying notes are an integral part of these consolidated financial statements.

                          WORLDWIDE FIBER (USA), INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

          FOR THE PERIOD FROM FEBRUARY 11, 1998 TO DECEMBER 31, 1998.

            (TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period...................................  $  1,856
Changes in non-cash working capital items
  Accounts receivable.......................................    (3,090)
  Unbilled revenue..........................................    (9,634)
  Inventory.................................................   (23,835)
  Accounts payable..........................................    17,445
  Income taxes payable......................................       980
  Due to parent.............................................    21,783
                                                              --------
                                                                 5,505
                                                              --------
CASH FLOWS USED IN INVESTING ACTIVITIES
Fixed asset additions.......................................    (7,178)
                                                              --------
CASH FLOWS FROM FINANCING ACTIVITIES
Due to parent...............................................     3,915
                                                              --------
NET INCREASE IN CASH AND CASH EQUIVALENTS, BEING CASH AND
  CASH EQUIVALENTS AT END OF PERIOD.........................  $  2,242
                                                              ========

  The accompanying notes are an integral part of these consolidated financial statements.

                          WORLDWIDE FIBER (USA), INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1998
            (TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

1.  THE COMPANY

    Worldwide Fiber (USA), Inc. (the "Company"), was incorporated on August 7, 1998. The Company was inactive until August 31, 1998. On August 31, 1998, the Company acquired 100% of the ownership interest of Worldwide Fiber
Networks, Inc. ("WFNI") from its two members, Ledcor Industries Limited ("Ledcor") and Mi-Tech Communications, LLC ("Mi-Tech"), in exchange for 100 non-voting common Shares and 100 Class A voting preferred Shares of the Company. The acquisition was accounted for in a manner similar to a pooling of interests on the basis that the ownership interests before and after the acquisition remained the same. Accordingly, the financial statements presented include the results of operations of the Company and WFNI from February 11, 1998, the date that WFNI was organized.

    On December 31, 1998, the Company issued 100 Shares of non-voting common Shares and 100 Class A voting preferred Shares as consideration for the settlement of indebtedness owed to Worldwide Fiber Inc. ("WFI" or "parent") of $3,915,000 increasing WFI's interest from 50% to 75%.

    The Company has entered into a shareholders' agreement among WFI, Ledcor, Mi-Tech and Michels Pipeline Construction Inc. (an affiliate of Mi-Tech) whereby:

    (i) Any sale, transfer, assignment or encumbrance or divestment of any interest in or control of the Company to a third party is restricted. In the event of a proposed sale of the Shares of the Company held by WFI, Mi-Tech will have certain tag-along rights. If there is a change of control of the Company, Mi-Tech has the option to require the Company to purchase all of the Shares owned by Mi-Tech or its affiliates at the fair market value of such Shares. In addition, after the tenth anniversary of this agreement Mi-Tech has the option to require the Company to purchase all of the Shares owned by Mi-Tech and its affiliates at fair market value. If Mi-Tech exercises this option, WFI can elect to sell all of the Shares or assets of the Company to a third party in which case WFI will not be required to purchase Mi-Tech's Shares.

    (ii) The Company has an option to purchase from Mi-Tech, 24 fiber optic strands along certain existing routes owned by Mi-Tech and its affiliates at fair value. The Company also has an option to purchase from WFI and its affiliates indefeasible rights of use for 24 fiber optic strands from its Chicago-New Orleans route if and when built, at fair value. These options expire one year after the strands are available.

    (iii) If WFI were to issue Shares in a public offering having an aggregate value of at least $20,000,000, Mi-Tech has the option to convert all of the Shares of the Company held by Mi-Tech and its affiliates into the class and series of Shares being offered to the public.

    The Company's operations consist of developing, engineering, constructing, installing and maintaining fiber optic network assets. The Company's primary customers are telecommunications carriers and fiber optic systems developers located in the U.S.

                          WORLDWIDE FIBER (USA), INC.

                               DECEMBER 31, 1998
            (TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION

    These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States and include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated on consolidation.

    The Company's financial statements have been prepared for inclusion within the Offering Memorandum prepared by WFI for the offer of Senior Notes in the amount of $250,000,000. The consolidated balance sheet of the Company as at December 31, 1998 has been excluded as WFI's most recent audited consolidated balance sheet includes the assets and liabilities of the Company.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. Actual results could differ from those estimates.

    INCOME TAXES

    Income taxes are accounted for using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current period and deferred tax liabilities and assets for future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The measurement of current and deferred tax liabilities and assets are based on provisions of enacted tax laws; the effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance, where, based on available evidence, the probability of realization of the deferred tax asset, does not meet a more likely than not criteria.

    REVENUE RECOGNITION

    Revenue and income from construction contracts to develop fiber optic network assets, are determined on the percentage-of-completion basis using the cost-to-cost method. Provision is made for all anticipated losses as soon as they become evident. Claims for additional contract compensation are not recognized until resolved.

    FOREIGN CURRENCY TRANSACTIONS

    The Company uses the U.S. dollar as its functional currency. Gains or losses from foreign currency transactions are included in the consolidated income statement.

                          WORLDWIDE FIBER (USA), INC.

                               DECEMBER 31, 1998
            (TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

3.  SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for income taxes..................................   $  --
Cash paid for interest......................................      --
Supplemental noncash investing and financing activities
  Issuance of Shares:
    To acquire Worldwide Fiber Networks Inc.................      --
    In exchange for surrender of note payable to WFI........   3,915

4.  SHARE CAPITAL

    A) PREFERRED SHARES AUTHORIZED

    The Company is authorized to issue 125,000 preferred Shares without par value; 25,000 Class A voting preferred Shares, and 100,000 Class B non-voting preferred Shares. As of December 31, 1998 there were 200 Class A voting preferred Shares issued.

    VOTING

    The holders of Class A preferred Shares are entitled to attend shareholder meetings and to one vote for each share held. The holders of Class A preferred Shares have no other rights, preferences or privileges. The holders of Class B preferred Shares are not entitled to vote or attend shareholder meetings.

    DIVIDENDS

    The holders of Class B preferred Shares are entitled to receive a dividend when declared by the Board of Directors, payable in preference to the dividends payable on any other class of Shares.

    RETURN OF CAPITAL

    In the event the Company is liquidated, dissolved or wound up, the holders of Class B preferred Shares shall be entitled to such rights as expressed in the resolution for the issue of such Class B Shares, adopted by the Board of Directors.

    REDEMPTION AND RETRACTION

    The Company may redeem or purchase Class B preferred Shares at such time and such price, as expressed in the resolution for the issue of Class B preferred Shares adopted by the Board of Directors.

    B) COMMON SHARES

    The Company is authorized to issue 25,000 non-voting common Shares, without par value. As at December 31, 1998, there were 200 non-voting common Shares issued.

                          WORLDWIDE FIBER (USA), INC.

                               DECEMBER 31, 1998
            (TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

5.  PROVISION FOR INCOME TAXES

    The provision for current income taxes attributable to net income consists of the following:

U.S. federal................................................    $953
U.S. state and local........................................      27
                                                                ----
                                                                $980
                                                                ====

    The Company's statutory rate of 34% is not materially different to its effective rate of 34.6%.

6.  CONCENTRATION OF CREDIT RISK

    Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents, accounts receivable and unbilled revenue. Accounts receivable are not collateralized. The Company limits its exposure to credit loss by placing its cash and cash equivalents with high credit quality financial institutions. Concentrations of credit risk with respect to accounts receivable and unbilled revenue are considered to be limited due to the credit quality of the customers comprising the Company's customer base.

    The Company performs ongoing credit evaluations of its customers' financial condition to determine the need for an allowance for doubtful accounts. The Company has not experienced significant credit losses to date. At December 31, 1998 seven customers accounted for the entire accounts receivable and unbilled revenue balances.

7.  REVENUE AND SIGNIFICANT CUSTOMERS

    During the period ended December 31, 1998, the Company's revenue from its three largest customers represented individually 35%, 30% and 13% of total revenue.

8.  RELATED PARTY TRANSACTIONS

    The Company reimburses Ledcor and Mi-Tech for expenses incurred on the Company's behalf. For the period ended December 31, 1998 the amount of these transactions with Ledcor and Mi-Tech was $1,469,000 and $1,401,000 respectively. As at December 31, 1998 accounts payable includes $478,000 owed to Ledcor and $524,000 owed to Mi-Tech.

9.  SEGMENTED INFORMATION

    The Company operates within a single operating segment being the construction and installation of fiber optic network assets in the United States. All revenues are earned from U.S. sources and all long-lived assets are located in the U.S.

10.  COMMITMENTS

    NETWORK DEVELOPMENTS

    The Company has, in the normal course of business, entered into agreements to provide construction services and fiber optic network assets to third parties in Canada and the United States.

                          WORLDWIDE FIBER (USA), INC.

                               DECEMBER 31, 1998
            (TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

    RIGHT OF WAY ACCESS AGREEMENTS

    The Company has entered into various agreements during the year to secure the rights of ways along its network routes. In general, most agreements have an option renewal clause stating that grantors cannot unjustly withhold their acceptance of a renewal.

    OPERATING LEASES

    The Company leases certain facilities and equipment used in its operations under operating leases. Future minimum lease payments under these lease agreements at December 31, 1998 are as follows:

1999........................................................     $205
2000........................................................       83
2001........................................................       50
2002........................................................       34
2003 and thereafter.........................................       --

                                AUDITORS' REPORT

To the Directors of
Ledcor Industries Limited

    We have audited the divisional balance sheet of Ledcor Industries Limited-- Telecommunications Division as at May 31, 1998 and the divisional statements of operations and retained earnings and cash flows for the nine months ended
May 31, 1998 and year ended August 31, 1997. These financial statements are the responsibility of the Division's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

    In our opinion, these divisional financial statements present fairly, in all material respects, the financial position of the Division as at May 31, 1998 and the results of its operations and cash flows for the periods ended May 31, 1998 and August 31, 1997 in accordance with generally accepted accounting principles in the United States.

Deloitte & Touche LLP
Edmonton, Canada
November 30, 1998

                          LEDCOR INDUSTRIES LIMITED--

                          TELECOMMUNICATIONS DIVISION

                            DIVISIONAL BALANCE SHEET

                       (ALL FIGURES ARE IN U.S. DOLLARS)

                                                              MAY 31, 1998
                                                              -------------
ASSETS
CURRENT
Trade accounts receivable (Note 4)..........................   $ 5,538,543
Accounts receivable holdbacks (Note 4)......................     4,474,731
Unbilled revenue (Note 5)...................................     5,842,845
Inventory...................................................    15,710,561
                                                               -----------
                                                                31,566,680
FIXED ASSETS (Note 6).......................................     7,982,103
                                                               -----------
                                                               $39,548,783
                                                               ===========
LIABILITIES
CURRENT
Trade accounts payable......................................   $ 3,148,456
Accrued payroll.............................................     3,431,709
Accrued liabilities.........................................       587,750
Accounts payable holdbacks..................................     4,412,221
Income taxes payable........................................     5,509,000
                                                               -----------
                                                                17,089,136
DEFERRED TAX LIABILITIES (Note 7)...........................     2,657,000
INTER-DIVISIONAL ACCOUNT (Note 8)...........................    10,932,703
                                                               -----------
                                                                30,678,839
                                                               -----------
COMMITMENTS (Note 9)
DIVISIONAL EQUITY
Cumulative foreign exchange (loss) gain.....................    (1,641,049)
Divisional retained earnings................................    10,510,993
                                                               -----------
                                                                 8,869,944
                                                               -----------
                                                               $39,548,783
                                                               ===========

         See accompanying notes to the divisional financial statements.

                           LEDCOR INDUSTRIES LIMITED

                          TELECOMMUNICATIONS DIVISION

                            DIVISIONAL STATEMENTS OF
                        OPERATIONS AND RETAINED EARNINGS

                       (ALL FIGURES ARE IN U.S. DOLLARS)

                                                             NINE MONTHS
                                                            ENDED MAY 31,       YEAR ENDED
                                                                1998         AUGUST 31, 1997
                                                           ---------------   ----------------
Revenue generated from contracts.........................    $54,633,888       $58,007,652
Contract costs...........................................     45,321,566        49,184,985
                                                             -----------       -----------
Gross margin.............................................      9,312,322         8,822,667
General and administrative expenses......................        710,240           863,373
                                                             -----------       -----------
Net divisional income for the period, before taxes.......      8,602,082         7,959,294
Income tax expense (recovery)
Current..................................................      5,509,000           338,000
Deferred.................................................     (1,600,000)        3,282,000
                                                             -----------       -----------
Net divisional income for the period.....................      4,693,082         4,339,294
DIVISIONAL RETAINED EARNINGS, BEGINNING OF PERIOD........      5,817,911         1,478,617
                                                             -----------       -----------
DIVISIONAL RETAINED EARNINGS, END OF PERIOD..............    $10,510,993       $ 5,817,911
                                                             ===========       ===========

         See accompanying notes to the divisional financial statements.

             LEDCOR INDUSTRIES LIMITED--TELECOMMUNICATIONS DIVISION

                      DIVISIONAL STATEMENTS OF CASH FLOWS

                       (ALL FIGURES ARE IN U.S. DOLLARS)

                                                               NINE MONTHS     YEAR ENDED
                                                              ENDED MAY 31,    AUGUST 31,
                                                                  1998            1997
                                                              -------------   ------------
OPERATING ACTIVITIES
Net divisional income for the period........................  $  4,693,082    $  4,339,294
Adjustments to reconcile net divisional income to net cash
  provided by operating activities
  Depreciation and amortization.............................       316,597         111,791
  Deferred taxes............................................    (1,600,000)      3,282,000
  Foreign exchange (gain) loss..............................      (169,000)        (68,000)
Changes in assets and liabilities
  Decrease (increase) in accounts receivable................    12,963,167     (17,656,537)
  Increase in accounts receivable holdbacks.................    (1,028,160)     (3,292,919)
  Decrease (increase) in unbilled revenue...................    (2,234,835)      1,405,418
  Increase in inventory.....................................   (10,470,309)     (5,240,252)
  Increase (decrease) in accounts payable...................    (9,707,407)     11,136,272
  Increase in accrued payroll...............................     2,422,918       1,008,791
  (Decrease) increase in accrued liabilities................      (366,612)        954,362
  Increase in accounts payable holdbacks....................     4,325,959          86,262
Change in cumulative foreign exchange (loss) gain...........    (1,647,737)         12,655
                                                              ------------    ------------
  Net cash provided (used) by operating activities..........    (2,502,337)     (3,920,863)
                                                              ------------    ------------
INVESTING ACTIVITIES
Purchase of construction equipment and other................    (2,403,827)     (1,119,183)
Fiber optic strands under construction......................    (4,423,830)             --
                                                              ------------    ------------
Net cash used by investing activities.......................    (6,827,657)     (1,119,183)
                                                              ------------    ------------
FINANCING ACTIVITIES
Increase in income taxes payable............................     5,171,000         333,000
Net advances to (from) the division.........................     4,158,994       4,707,046
                                                              ------------    ------------
Net cash provided (used) by financing activities............     9,329,994       5,040,046
                                                              ------------    ------------
NET CHANGE IN CASH, END OF PERIOD...........................  $         --    $         --
                                                              ============    ============
Additional amounts paid by the Company and allocated to the
  Division
Interest....................................................  $    115,311    $    677,715
Rent........................................................     1,198,360         497,265
Income taxes................................................       338,000           5,000
                                                              ------------    ------------
                                                              $  1,651,671    $  1,179,980
                                                              ============    ============

         See accompanying notes to the divisional financial statements.

             LEDCOR INDUSTRIES LIMITED--TELECOMMUNICATIONS DIVISION

                  NOTES TO THE DIVISIONAL FINANCIAL STATEMENTS

                       (ALL FIGURES ARE IN U.S. DOLLARS)

1.  DESCRIPTION OF BUSINESS

    The Telecommunications Division (the "Division") is a division of Ledcor Industries Limited ("LIL") which, in turn, is a wholly-owned subsidiary of Ledcor Inc. The Division is in the business of providing long-haul fiber optic systems, including planning, design, construction and maintenance to telecommunications clients. The Division headquarters are in Vancouver, Canada and its principal geographic areas of operation for these fiber optic systems are Canada and the United States.

    The accompanying divisional financial statements include the assets, liabilities, revenues and expenses of the Division. Since the Division has been operating as a fully integrated part of the Company, all construction equipment owned by LIL, but used in the Division's operations, was identified by LIL's management and allocated to the Division. In addition, certain assets, liabilities, revenues and expenses have been recorded by the Division using management's best estimates (Note 3).

    The divisional financial statements have been prepared from the divisional records maintained by LIL and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Division had been operated as a stand-alone company.

    The Division does not hold any cash or cash equivalents. LIL uses central bank accounts to deposit receipts and make payments on behalf of the Division. These transactions are reflected in the inter-divisional account (Note 8).

    On May 31, 1998, LIL transferred the net assets (at book value) and the operations of the Division to Worldwide Fiber Inc. (indirectly a wholly-owned subsidiary of Ledcor Inc.).

2.  ACCOUNTING POLICIES

    A)    BASIS OF ACCOUNTING

    These divisional financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

    B)    ACCOUNTING FOR CONTRACTS

    Revenue and income from construction contracts to develop fiber optic systems are determined on the percentage of completion basis using the cost-to-cost method. Due to the risks inherent in these contracts, management makes a provision for risk using their best estimate. This method is used because management considers costs incurred to be the best available measure of progress on these contracts. Provision is made for all anticipated losses as soon as they become evident. Claims for additional contract compensation are not recognized until resolved.

    C)    UNBILLED REVENUE

    Unbilled revenue comprises costs incurred and margin in excess of billings and advance deposits, representing unperformed work, on uncompleted contracts.

    D)    INVENTORY

    Inventory consists of fiber optic strands under construction and is valued at the lower of cost or market. Cost is determined using the full absorption method whereby the fiber optic strands have been allocated their proportionate share of materials, labour and overhead incurred.

             LEDCOR INDUSTRIES LIMITED--TELECOMMUNICATIONS DIVISION

                       (ALL FIGURES ARE IN U.S. DOLLARS)

    E)    FIXED ASSETS

    Construction equipment, fiber optic strands and other assets are recorded at cost. Fixed assets are depreciated using the following rates and methods:

    - Construction equipment--hourly usage rates, estimated to depreciate the equipment, over estimated useful lives, ranging from three to five years.

    - Fiber optic strands, under construction--depreciation, at appropriate rates, will be provided for when the related fiber optic systems are in use.

    - Other assets-straight--line method over the estimated useful lives of the assets, ranging from three to five years.

    F)    INCOME TAXES

    These are the financial statements of a Division, and not of a taxable legal entity. However, these financial statements present income taxes as if the Division was a stand-alone taxable legal entity. Current and deferred income taxes have been determined by applying the asset and liability method.

    The asset and liability method of accounting for income taxes recognizes deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

    G)    TRANSLATION OF FOREIGN CURRENCY

    The functional currency of the Division is the Canadian dollar. The financial statements are translated into United States dollars using the period end exchange rate for assets and liabilities and weighted average exchange rates for the period for revenues and expenses. Translation gains and losses are deferred and included in divisional equity. Net gains and losses resulting from foreign exchange transactions are included in the statement of operations.

3.  USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

    The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the divisional financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

    Unbilled revenue, inventory, fiber optic strands capitalized, and revenue have all been calculated using management's best estimates. Total estimated costs is a component of the percentage of completion calculation which determines revenue recognized, unbilled revenue, inventory and fiber optic strands capitalized. However, there may be unforeseen conditions which could include weather patterns, the continuing deterioration of the Canadian dollar, and the outcome of ongoing negotiations. Such conditions could substantially change the values of the above mentioned items reflected in these financial statements. The impact of these unforeseen conditions cannot be estimated by management as at May 31, 1998.

             LEDCOR INDUSTRIES LIMITED--TELECOMMUNICATIONS DIVISION

                       (ALL FIGURES ARE IN U.S. DOLLARS)

    Corporate expenses are allocated from LIL to the Division based on a percentage of the Division's revenue. Management is of the opinion that this allocation percentage is reasonable since all divisions fully absorb LIL's corporate expenses. Management regularly reviews this allocation basis and considers the amounts allocated to fairly represent actual corporate expenses incurred, on behalf of the Division, for the periods reported on. Because the Division is fully integrated, management is unable to estimate the actual corporate expenses that would have been incurred if the Division had operated on a stand-alone basis.

    Interest is allocated from LIL by charging a floating rate of prime plus 1% on the net cash position of the Division's projects at the end of each month. Statement of Financial Accounting Standards No. 34, "Capitalization of Interest Cost", requires that interest be capitalized as part of the historical cost of constructing assets held for sale or lease. Management has capitalized interest by capitalizing the portion of interest costs incurred to date which relates to inventory and capital assets.

    The Division has no additional debt accruing interest which should be capitalized. In addition, LIL has no additional debt which would result in significant interest being allocated and capitalized.

4.  TRADE ACCOUNTS RECEIVABLE AND ACCOUNTS RECEIVABLE HOLDBACKS

    Trade accounts receivable are presented net of the allowance for doubtful accounts (which was nil for all years reported on since the Division has not experienced any bad debts).

    Accounts receivable holdbacks represent amounts billed but not yet paid under retainage provisions in the project contracts. These provisions state that holdbacks will be collected upon substantial completion of the projects.

5.  UNBILLED REVENUE

    Costs and billings on uncompleted contracts included in the divisional financial statements are as follows:

                                                              MAY 31, 1998
                                                              -------------
Costs incurred on uncompleted contracts.....................   $45,321,566
Margin......................................................     9,312,322
Customer advance deposits applied against contracts.........   (25,259,100)
Less billings to date.......................................   (23,531,943)
                                                               -----------
                                                               $ 5,842,845
                                                               ===========

             LEDCOR INDUSTRIES LIMITED--TELECOMMUNICATIONS DIVISION

                       (ALL FIGURES ARE IN U.S. DOLLARS)

6.  FIXED ASSETS

                                                              MAY 31, 1998
                                                              -------------
Construction equipment......................................   $3,796,102
Fiber optic strands, under construction.....................    4,423,830
Other.......................................................      529,456
                                                               ----------
                                                                8,749,388
Less accumulated depreciation...............................      767,285
                                                               ----------
                                                               $7,982,103
                                                               ==========

7.  DEFERRED TAX LIABILITIES

    The components of the deferred tax liabilities are as follows:

                                                              MAY 31, 1998
                                                              -------------
Deferred tax assets
Accounts payable holdback...................................   $1,986,000
Loss carryforward...........................................           --
                                                               ----------
Gross deferred tax assets...................................    1,986,000
                                                               ----------
Deferred tax liabilities
Accounts receivable holdback................................    2,014,000
Unbilled revenue............................................    2,629,000
Inter-divisional account loss carryforward..................           --
                                                               ----------
Gross deferred tax liabilities..............................    4,643,000
                                                               ----------
                                                               $2,657,000
                                                               ==========

    Reconciliation of deferred tax liabilities:

                                                              MAY 31, 1998
                                                              -------------
Deferred tax liabilities, beginning of period...............   $4,426,000
Deferred tax (recovery) expense.............................   (1,600,000)
Foreign exchange gain.......................................     (169,000)
                                                               ----------
Deferred tax liabilities, end of period.....................   $2,657,000
                                                               ==========

    The Division's provision for deferred taxes approximates the amounts computed by applying the Canadian and United States statutory rates to income before taxes. There are no permanent differences or other reconciling items that would result in an effective tax rate which is different from the statutory rates applied.

8.  INTERDIVISIONAL ACCOUNT

    This account comprises the balance due to other divisions in connection with working capital advances. The balance due has no repayment terms and interest is allocated, from LIL, on the basis as described in Note 3.

             LEDCOR INDUSTRIES LIMITED--TELECOMMUNICATIONS DIVISION

                       (ALL FIGURES ARE IN U.S. DOLLARS)

9.  COMMITMENTS

    A)    FIBER OPTIC CONSTRUCTION PROJECT

    In 1996, the Division commenced construction of a Canadian-U.S. fiber optic telecommunications system (the Canadian FOTS) that is scheduled for completion in early 1999.

    B)    FONOROLA CONTRACT

    In a variety of contracts, commencing in April, 1997, the Division sold fiber optic strands of the Canadian FOTS. The Division has a commitment to complete construction of the fiber optic strands.

    C)    BELL CANADA CONTRACT

    In February, 1998, the Division sold fiber optic strands of the Canadian FOTS. The Division has a commitment to complete construction of the fiber optic strands.

    D)    METRONET CONTRACT

    Subsequent to period end (September, 1998), the Division sold fiber optic strands of the Canadian FOTS. The Division has a commitment to complete construction of the fiber optic strands.

    E)    LEASE COMMITMENTS

    The Division is committed under non-cancellable leases for equipment for the period ending April, 1999 in the amount of $826,271. The Division has an option to withdraw from all leases in April, 1999 and therefore has no commitments beyond that date. Lease expenses were the following:

Nine months ending May 31, 1998.............................  $1,198,360

10.  SIGNIFICANT CONCENTRATION OF CREDIT AND SUPPLY RISK

    The following customers/supplier have accounted individually for 10% or more of the Division's total revenues/contract costs in one or more periods, as follows:

                                                                               YEAR ENDED AUGUST
                                                           NINE MONTHS ENDED          31,
                                                             MAY 31, 1998            1997
                                                           -----------------   -----------------
Customers
  fONOROLA...............................................         62%                 64%
  Bell Canada............................................         28%                 --
  Alaska Filter Star.....................................         --                  25%
  Sprint Canada..........................................         --                  --
  AT&T Canada............................................         --                  --
Supplier
  Pirelli Cables.........................................         13%                 27%

             LEDCOR INDUSTRIES LIMITED--TELECOMMUNICATIONS DIVISION

                       (ALL FIGURES ARE IN U.S. DOLLARS)

    The Division also had significant accounts receivable from FONOROLAwhich accounted for the following percentages of trade accounts receivable:

                                                              MAY 31, 1998
                                                              -------------
FONOROLA....................................................       39%

    The Division is receiving cash from this customer on a consistent basis and management expects to collect on all other accounts receivables. Therefore no provision for bad debts has been recorded for the reported periods. Based on this significant customer's creditworthiness, the Division has not required it to provide collateral against these receivables.

    There were no significant accounts payable to significant suppliers at the balance sheet dates. However, since significant purchases are made from Pirelli Cables, should this supplier fail to honor its contract and the Division was not able to find a substitute supplier, the Division would not be able to meet its commitments to complete the construction of the Canadian FOTS, as noted in 9(a).

11.  FINANCIAL INSTRUMENTS

    Financial instruments consist of recorded accounts receivables (and other like accounts) which will result in future cash receipts, as well as accounts payables, (and other like accounts) that will result in future cash outlays.

    The carrying values of the financial instruments of the Division as at May 31, 1998 were approximately equal to their estimated fair market values at these dates, due to the short-term nature of these instruments. Subjective judgment and uncertainties arise in the determination of estimated fair market values. Accordingly, the aggregate fair value should not be interpreted as being realizable in an immediate settlement of the instruments.

12.  INDUSTRY AND GEOGRAPHIC AREA SEGMENT INFORMATION

    The Division currently operates in one industry segment (fiber optic installations) and in two geographic segments (the Canadian FOTS is being constructed in Canada and the U.S.). Revenue and total identifiable assets for these geographic segments is as follows:

                                           CANADA                               U.S.
                              ---------------------------------   ---------------------------------
REVENUE                         AMOUNT      PERCENTAGE OF TOTAL     AMOUNT      PERCENTAGE OF TOTAL
-------                       -----------   -------------------   -----------   -------------------
May 31, 1998................  $35,826,795            66%          $18,807,093           34%
August 31, 1997.............  $42,611,672            73%          $15,395,980           27%

                                           CANADA                               U.S.
                              ---------------------------------   ---------------------------------
TOTAL IDENTIFIABLE ASSETS       AMOUNT      PERCENTAGE OF TOTAL     AMOUNT      PERCENTAGE OF TOTAL
-------------------------     -----------   -------------------   -----------   -------------------
May 31, 1998................  $29,204,452            71%          $11,928,580           29%

13.  UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

    The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after, January 1,

             LEDCOR INDUSTRIES LIMITED--TELECOMMUNICATIONS DIVISION

                       (ALL FIGURES ARE IN U.S. DOLLARS)

2000 and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect the Division's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Division, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

14.  SUBSEQUENT EVENTS

    A) AGREEMENTS WITH WFI

    Effective May 31 1998, LIL entered into a series of agreements to sell the equipment, fiber optic strands and certain other assets related to the business of Worldwide Fiber Inc. (an indirect wholly-owned subsidiary of Ledcor Inc.) ("WFI"). In addition, WFI was granted a licence by LIL to use certain processes related to the business. This licence agreement is for an initial term of ten years and will be renewable annually upon completion of the initial term. As part of this transaction, LIL retained all existing construction contracts related to the business. This transaction was between entities under common control and has been accounted for using the carrying amounts recorded in LIL's accounts. As consideration for the transaction, LIL was issued 200 Class A Shares by WFI.

    B)    DISPOSITION OF FIBER ASSETS

    As part of these agreements WFI undertook to purchase from LIL certain fiber optic system assets, located in both Canada and the U.S., which were not completed at May 31, 1998. These assets will be purchased by WFI upon their completion, which is estimated to be late 1998 or early 1999. As consideration, WFI will issue a total of 19,999,700 Class A common Shares to LIL. These transactions are between entities under common control and, will be accounted for at their original construction costs.

    C)    CONSTRUCTION SERVICES

        WFI has agreed to provide construction services to LIL to complete certain construction contracts for fiber optic strands and related facilities to third party customers.

                                AUDITORS' REPORT

TO THE DIRECTORS AND SHAREHOLDERS OF
GLOBENET COMMUNICATIONS GROUP LIMITED

    We have audited the accompanying consolidated balance sheets of GlobeNet Communications Group Limited as of December 31, 1999 and 1998 and the related consolidated statements of shareholders' equity, operations and cash flows for the years ended December 31, 1999, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GlobeNet Communications Group Limited at December 31, 1999 and 1998 and the results of its operations and its cash flows for the years ended December 31, 1999, 1998 and 1997 in conformity with accounting principles generally accepted in the United States.

"PricewaterhouseCoopers LLP"
CHARTERED ACCOUNTANTS
Toronto, Canada
February 16, 2000

                     GLOBENET COMMUNICATIONS GROUP LIMITED

                          CONSOLIDATED BALANCE SHEETS

                        AS OF DECEMBER 31, 1999 AND 1998

       (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                1999        1998
                                                                  $          $
                                                              ---------   --------
ASSETS

CURRENT ASSETS
Cash........................................................        --       3,030
Restricted cash (note 3)....................................    79,998          --
Accounts receivable (net of allowance of $224; 1998--$80)...     2,096       1,847
Other receivables...........................................       150         718
Due from related party (note 4).............................        --       1,363
Prepaid expenses and deposits...............................     1,632         338
                                                              --------    --------
                                                                83,876       7,296

Restricted cash (note 3)....................................   448,399          --
Fixed assets (note 5).......................................    49,148      26,182
Construction in progress (note 6)...........................    98,062          --
Other assets (note 7).......................................    25,847       1,411
Equity accounted for investments............................        --      21,371
                                                              --------    --------
                                                               705,332      56,260
                                                              --------    --------
LIABILITIES

CURRENT LIABILITIES
Accounts payable (note 8)...................................    36,179       3,871
Accrued liabilities (note 8)................................    21,117       4,971
Current portion of long-term debt (note 9)..................        --       3,000
                                                              --------    --------
                                                                57,296      11,842
LONG-TERM DEBT (note 9).....................................   400,000      35,019
DEFERRED REVENUE (note 10)..................................     6,455       2,695
                                                              --------    --------
                                                               463,751      49,556
                                                              --------    --------
SHAREHOLDERS' EQUITY

SHARE CAPITAL (notes 12 and 13)
Class A shares, 100 shares authorized, par value $1.50 each
  nil
  (1998--100) shares issued and outstanding.................        --          --
Class B shares, 2,000 shares authorized, par value $1.50
  each 1,000
  (1998--nil) shares issued and outstanding.................         2          --
Common shares, 24,000,000 authorized, par value $1.50 each
  17,043,900 (1998--3,515,927) shares issued and
  outstanding...............................................    25,566       5,274
ADDITIONAL PAID-IN CAPITAL..................................   246,866      16,377
DEFICIT.....................................................   (30,853)    (14,947)
                                                              --------    --------
                                                               241,581       6,704
                                                              --------    --------
                                                               705,332      56,260
                                                              ========    ========
COMMITMENTS (note 16)

  The accompanying notes are an integral part of these consolidated financial statements.

                     GLOBENET COMMUNICATIONS GROUP LIMITED

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

       (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                       PAR                         PAR                                    TOTAL
                                                     VALUE OF                   VALUE OF      ADDITIONAL                  SHARE-
                           CLASS A      CLASS B      CLASS B       COMMON        COMMON         PAID-IN                  HOLDERS'
                            SHARES       SHARES       SHARES       SHARES         SHARE         CAPITAL      DEFICIT      EQUITY
                          ----------   ----------   ----------   -----------   -----------   -------------   --------   ----------
December 31, 1996.......       --           --         $--        3,487,916     $  5,232       $ 16,200      $ (4,707)   $ 16,725

Shares options
  exercised.............       --           --          --           28,011           42             42            --          84
Share options issued....       --           --          --               --           --            135            --         135
Shares issued...........      100           --          --               --           --             --            --          --
Net loss for the year...       --           --          --               --           --             --        (5,296)     (5,296)
                             ----        -----         ---       ----------     --------       --------      --------    --------

December 31, 1997.......      100           --          --        3,515,927        5,274         16,377       (10,003)     11,648
Net loss for the year...       --           --          --               --           --             --        (4,944)     (4,944)
                             ----        -----         ---       ----------     --------       --------      --------    --------

December 31, 1998.......      100           --          --        3,515,927        5,274         16,377       (14,947)      6,704

Compensatory share
  options...............       --           --          --               --           --          8,758            --       8,758
Deferred compensation...       --           --          --               --           --         (4,551)           --      (4,551)
Share options
  exercised.............       --           --          --          129,041          194            754            --         948
Shares issued in private
  equity financing......       --           --          --       13,263,646       19,895        250,683            --     270,578
Share issue costs.......       --           --          --               --           --        (11,665)           --     (11,665)
Shares issued...........       --        1,000           2               --           --             --            --           2
Shares issued on
  conversion of
  subordinated debt and
  exercise of
  warrants..............       --           --          --        1,635,286        2,453         14,860            --      17,313
Shares purchased and
  cancelled.............     (100)          --          --       (1,500,000)      (2,250)       (28,350)           --     (30,600)
Net loss for the year...       --           --          --               --           --             --       (15,906)    (15,906)
                             ----        -----         ---       ----------     --------       --------      --------    --------

December 31, 1999.......       --        1,000         $ 2       17,043,900     $ 25,566       $246,866      $(30,853)   $241,581
                             ====        =====         ===       ==========     ========       ========      ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                     GLOBENET COMMUNICATIONS GROUP LIMITED

                     CONSOLIDATED STATEMENTS OF OPERATIONS

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

       (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                1999       1998       1997
                                                                 $          $          $
                                                              --------   --------   --------
REVENUES
Telecommunications services.................................   26,033     24,940      4,962
IRU capacity (note 10)......................................      315      1,784         --
                                                              -------     ------     ------
                                                               26,348     26,724      4,962
                                                              -------     ------     ------
EXPENSES
Carrier charges.............................................   10,989     15,129      3,559
Cost of IRU capacity........................................       --        547         --
General and administrative expenses (notes 4 and 15)........   19,311      9,328      4,961
Amortization of fixed assets................................    1,854      1,502        429
                                                              -------     ------     ------
                                                               32,154     26,506      8,949
                                                              -------     ------     ------
OPERATING LOSS..............................................   (5,806)       218     (3,987)
Interest on long-term debt..................................   20,427      3,863      1,055
Accrued contingent interest (note 9)........................      538        960        382
Interest income.............................................  (12,588)      (170)      (193)
                                                              -------     ------     ------
LOSS BEFORE INCOME TAXES, MINORITY INTEREST, EQUITY
  ACCOUNTED FOR INVESTMENTS AND EXTRAORDINARY ITEM..........  (14,183)    (4,435)    (5,231)
Provision for income taxes..................................     (141)       (36)       (53)
                                                              -------     ------     ------
LOSS BEFORE MINORITY INTEREST, EQUITY ACCOUNTED FOR
  INVESTMENTS AND EXTRAORDINARY ITEM........................  (14,324)    (4,471)    (5,284)
Minority interest (note 11).................................       --        204        249
Loss from equity accounted for investments (note 11)........     (773)      (677)      (261)
                                                              -------     ------     ------
LOSS BEFORE EXTRAORDINARY ITEM..............................  (15,097)    (4,944)    (5,296)
Extraordinary loss relating to extinguishment of debt (note
  9)........................................................     (809)        --         --
                                                              -------     ------     ------
NET LOSS AND COMPREHENSIVE LOSS FOR THE YEAR................  (15,906)    (4,944)    (5,296)
                                                              -------     ------     ------
BASIC AND FULLY DILUTED LOSS PER COMMON SHARE BEFORE
  EXTRAORDINARY ITEM........................................    (1.52)     (1.41)     (1.52)
                                                              -------     ------     ------
BASIC AND FULLY DILUTED LOSS PER COMMON SHARE RELATING TO
  THE EXTRAORDINARY LOSS FROM THE EXTINGUISHMENT OF DEBT....    (0.08)        --         --
                                                              -------     ------     ------
BASIC AND FULLY DILUTED LOSS PER COMMON SHARE (note 14).....    (1.60)     (1.41)     (1.52)
                                                              -------     ------     ------

  The accompanying notes are an integral part of these consolidated financial statements.

                     GLOBENET COMMUNICATIONS GROUP LIMITED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

       (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                1999        1998       1997
                                                              ---------   --------   --------
                                                                  $          $          $
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
Net loss for the year.......................................    (15,906)   (4,944)     (5,296)
Items not involving cash
  Amortization of fixed assets..............................      1,854     1,502         429
  Write-down of other assets................................         --       201          --
  Amortization of other assets..............................      1,949       321         305
  Extraordinary loss-extinguishment of debt.................        809        --          --
  Minority interest.........................................         --      (204)       (249)
  Loss from equity accounted for investments................        773       677         261
  Accrued contingent interest...............................        538       960         382
  Gain on granting of indefeasible rights of use and loss on
    sale of capital assets..................................         --      (970)         --
  Compensatory share options................................      4,207        --          --
Net change in non-cash operating items
  Accounts receivable.......................................       (249)     (577)     (1,270)
  Other receivables.........................................        568       970      (1,688)
  Note receivable...........................................        (32)       --          --
  Prepaid expenses and deposits.............................     (1,294)     (138)         32
  Accounts payable..........................................      1,265    (6,369)      9,669
  Accrued liabilities.......................................     13,778     3,908         959
  Deferred revenue..........................................      3,760     1,174       1,521
  Recoverable duties........................................         --        --         392
                                                              ---------   -------    --------
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES.............     12,020    (3,489)      5,447
                                                              ---------   -------    --------
FINANCING ACTIVITIES
Issuance of common shares...................................    259,861        --          84
Purchase and cancellation of common shares, net of fees.....    (30,600)       --          --
Proceeds from issuance of long-term debt....................    400,500     9,350      29,740
Repayment of long-term debt.................................    (23,677)   (2,413)         --
Deferred financing costs....................................    (26,514)       --      (1,472)
Other assets................................................       (653)       --          --
Loans provided by minority shareholders.....................         --        --         807
                                                              ---------   -------    --------
CASH PROVIDED BY FINANCING ACTIVITIES.......................    578,917     6,937      29,159
                                                              ---------   -------    --------
INVESTING ACTIVITIES
Restricted cash.............................................   (528,397)       --       2,015
Purchase of fixed assets....................................     (4,139)   (1,791)    (22,662)
Construction in progress (note 6)...........................    (62,799)       --          --
Granting of indefeasible rights of use and proceeds on sale
  of capital assets.........................................         --     1,596          --
Change in other assets......................................          5      (218)         (2)
Due from related party......................................      1,363    (1,363)         --
Proceeds from sale of equity accounted for investment.......         --       410          --
Advances to equity accounted for investee...................         --      (411)    (22,479)
                                                              ---------   -------    --------
CASH (USED IN) INVESTING ACTIVITIES.........................   (593,967)   (1,777)    (43,128)
                                                              ---------   -------    --------
INCREASE (DECREASE) IN CASH FOR THE YEAR....................     (3,030)    1,671      (8,522)
CASH--BEGINNING OF YEAR.....................................      3,030     1,359       9,881
                                                              ---------   -------    --------
CASH--END OF YEAR...........................................         --     3,030       1,359
                                                              ---------   -------    --------

  The accompanying notes are an integral part of these consolidated financial statements.

                     GLOBENET COMMUNICATIONS GROUP LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

       (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1 NATURE OF OPERATIONS

    GlobeNet Communications Group Limited provides international telecommunications services to both residential and commercial customers and is a provider of telecommunications capacity. The Company is currently developing a fibre optic submarine cable system called Atlantica-1 that will link Bermuda, North and South America and offer capacity between major cities in the United States, Bermuda, Brazil, Venezuela and Argentina. Atlantica-1 is currently being constructed.

    In November 1997, the Company deployed a fibre optic submarine cable system which connects Bermuda and the United States ("BUS-1"). The Company provides international telecommunications services to both residential and commercial customers in Bermuda through a subsidiary company, TeleBermuda International Limited ("TBI") through the BUS-1.

    On January 10, 1997, TBI was granted its public telecommunications service licence in Bermuda under the provisions of the Telecommunications Act, 1986 and the Public Telecommunication Service (Licence) Regulations, 1988 for a five-year term and began commercial operations in May 1997. TBI has an interconnection agreement with the Bermuda Telephone Company ("BTC"), the domestic carrier in Bermuda. No consideration was paid by the Company in relation to these agreements.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The following is a summary of the significant accounting policies followed in the preparation of these consolidated financial statements.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and all of its subsidiary companies. Intercompany accounts and transactions have been eliminated on consolidation.

USE OF SIGNIFICANT ACCOUNTING ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could significantly differ from those estimates.

REVENUE, DEFERRED REVENUE AND COST RECOGNITION

    REVENUE: The Company provides telecommunication services and the granting or leasing of indefeasible rights of use ("IRU") interests in its telecommunications infrastructure.

    The Company records as revenue the amount of telecommunications services rendered, as measured primarily by the minutes of traffic processed, after deducting an estimate of the traffic for

                     GLOBENET COMMUNICATIONS GROUP LIMITED

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

       (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) which revenue will not be collected. Historical deductions have not been material. Service discounts and incentives are accounted for as a reduction of revenue when granted, or where provided in relation to a service contract, rateably over the contract period.

    The Company has entered into certain IRU agreements. Such agreements are accounted for as either service or lease transactions. Those IRU agreements that meet all of the following characteristics have been accounted for as leases:

    (a) The purchaser has exclusive right to the purchased capacity for a specified period, generally the estimated useful life of the system, which is 25 years.

    (b) The Company cannot sell or otherwise use any of the purchaser's unused capacity for the term of the agreement.

    (c) The purchased capacity is physically limited to discrete channels on the purchaser's own dedicated circuits at a specified amount of capacity, which cannot be exceeded. The specific circuits are agreed to by the parties.

    (d) The Company has no right to move the purchased capacity to another discrete channel from the purchaser's dedicated circuits without the purchaser's permission.

    IRU agreements that meet these criteria are accounted for as lease transactions. If the transactions meet the sales type lease criteria of Financial Accounting Standard No. 13, including those related to collectibility of the payments and the absence of any important uncertainties surrounding unreimbursable costs yet to be incurred by the Company, then revenue is recognized in the period that the IRUs are transferred and the capacity is available for service. If these criteria are not met, the transactions are accounted for as operating leases and revenue is recognized over the term of the lease.

    To date, the Company has not entered into any IRU agreements that are considered to be service transactions. Revenue from service transactions would be recognized as earned over the term of the agreement.

    In addition, we note that the accounting for sales of capacity is evolving, and is currently under consideration by accounting standard setters. Any change in accounting literature may affect the timing and method of recognition of these revenues and related costs.

    Revenues from private line services are recognized as earned.

    DEFERRED REVENUE: Rent from the operating leases of capacity in the telecommunications infrastructure to third party carriers is deferred and recognized over the term of the lease on a straight-line basis. Revenue from the sale of prepaid calling cards is recognized as the services are provided.

    COST: Carrier charges are comprised primarily of local access charges and international termination costs. These costs are recognized based on traffic volume.

                     GLOBENET COMMUNICATIONS GROUP LIMITED

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

       (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
FIXED ASSETS

    Fixed assets are recorded at cost less accumulated amortization. Amortization commences when an asset is available for use, and is calculated in a systematic manner based on the expected useful lives of the assets as follows:

                   ASSET CATEGORY                             BASIS               RATE
-----------------------------------------------------  -------------------  -----------------
Fibre optic submarine cable..........................  straight-line        25 years
Network and telecommunications equipment.............  straight-line        10 years
Leasehold improvements...............................  straight-line        term of the lease
Computer equipment...................................  straight-line        3 years
Furniture and office equipment.......................  diminishing balance  20% per year
Software.............................................  straight-line        5 years

CONSTRUCTION IN PROGRESS

    Construction in progress includes direct expenditures for the construction of the Company's Atlantica-1 project and is stated at cost. Costs are capitalized once it is probable that the fibre optic cable system will be constructed, otherwise they are expensed as incurred. Capitalized costs include costs incurred under the construction contract, advisory, consulting and legal fees and interest.

DEFERRED FINANCING COSTS

    Deferred financing costs represent debt issuance costs, which are amortized over the estimated term of the related debt.

INVESTMENTS

    The Company's investments are accounted for using the equity method.

FOREIGN CURRENCY TRANSLATION

    Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the balance sheet date. Revenues and expenses are translated into U.S. dollars at the average rates of exchange prevailing at the dates of the respective transactions. Transactions are translated into U.S. dollars at the exchange rates in effect at the time the transactions occur. Exchange gains and losses arising on translation are included in the operating results for the year.

    Assets and liabilities of non-Bermudian subsidiaries where the functional currency is other than the U.S. dollar are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at average exchange rates prevailing during the year.

                     GLOBENET COMMUNICATIONS GROUP LIMITED

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

       (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
FINANCIAL INSTRUMENTS

    The fair value of financial assets and liabilities represents the amount at which these instruments could be exchanged in an arm's length transaction between willing parties.

    As at December 31, 1999, the carrying amounts of financial assets and liabilities in the consolidated balance sheet approximate their fair values due to the short-term nature of these instruments.

    The reported amount of fixed rate long-term debt instruments is estimated to approximate fair value as actual rates are consistent with rates estimated to be currently available for debt of similar terms and remaining maturities.

    In addition, the Company has entered into an interest rate cap agreement to modify the interest characteristics of part of its outstanding long-term debt. This agreement involves an exchange of amounts based on a fixed interest rate for amounts based on a variable interest rate whenever the interest rate exceeds the cap specified in the agreement. The premium paid by the Company upon entering in the agreement is amortized over the term of the agreement and recognized as an adjustment of interest expense related to the debt. The Company does not use derivative financial instruments for speculative trading purposes. As of December 31, 1999, the carrying value approximates fair value.

INCOME TAXES

    Under current Bermuda laws, the Company is not required to pay any taxes in Bermuda on either income or capital gains. The Company has received an undertaking from the Minister of Finance in Bermuda, pursuant to the Exempted Undertakings Tax Protection Act 1966, which exempts the Company from any such tax until March 28, 2016. Subsidiaries in other jurisdictions are subject to local taxes.

STOCK BASED COMPENSATION

    The Company applies APB Opinion 25 ("Accounting for Stock Issued to Employees") in accounting for its stock option plan, and, accordingly, does not recognize compensation cost at the time options are granted unless the exercise price is less than the market price of the stock on the measurement date.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities" which is effective for fiscal years beginning after June 15, 2000. SFAS 133, as amended, requires the Company to recognize all derivatives as either assets or liabilities and measure those instruments at fair value. It further provides criteria for derivative instruments to be designated as fair value, cash flow, and foreign currency hedges and establishes respective accounting standards for reporting changes in the fair value of the derivative instruments. Upon adoption, the Company will be required to adjust hedging

                     GLOBENET COMMUNICATIONS GROUP LIMITED

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

       (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) instruments to fair value in the balance sheet and recognize the offsetting gains or losses as adjustments to be reported in net income or other comprehensive income, as appropriate. Management has not determined the impact of this statement on its financial position, results of operations and cash flows.

    FASB Interpretation No. 43, "Real Estate Sales--an interpretation of FASB Statement No. 66," was issued in June 1999. It clarifies the standards for recognition of profit on all real estate sales transactions, including those related to fibre optic cable that cannot be removed and used separately from the real estate without incurring significant costs. This interpretation is effective for all applicable transactions after June 30, 1999. However, no such transactions have been entered into after June 30, 1999 and we have not yet completed our analysis of the applicability or the impact of this statement on future transactions.

3 RESTRICTED CASH

    Components of restricted cash are:

                                                               1999       1998
                                                                $          $
                                                             --------   --------
Cash.......................................................    6,628          --
Cash equivalents maturing within 90 days:
  Commercial paper.........................................  513,703          --
  Term deposit.............................................    8,066          --
                                                             -------    --------
                                                             528,397          --
Less: Current portion......................................   79,998          --
                                                             =======    ========
                                                             448,399          --
                                                             =======    ========

    The Company's use of cash is generally restricted under the terms of the Credit Facility to operating and capital expenditures related to the Atlantica-1 project and to other telecommunications activities. The investment of the cash is restricted to investments with a minimum credit rating of A-1 by Standard and Poor's or P-1 by Moody's.

4 RELATED PARTY TRANSACTIONS

a) On August 26, 1998, TBI loaned CAD$2,000 ($1,292) to the Chairman and Chief Executive Officer of the Company. This loan and all outstanding interest thereon were repaid in full in January 1999.

b) In September 1997, the Company entered into a service agreement with First Bermuda Securities Ltd., of which a Director of the Company is the Chief Executive Officer. Under this agreement, First Bermuda Securities Ltd. provides the Company with various financial and business advisory services. Payments made to First Bermuda Securities in 1999 were $81 (1998--$125; 1997--$145) and are included in general and administrative expenses.

                     GLOBENET COMMUNICATIONS GROUP LIMITED

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

       (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

5 FIXED ASSETS

                                                                             1999
                                                                          ACCUMULATED
                                                                COST     AMORTIZATION      NET
                                                                 $             $            $
                                                              --------   -------------   --------
Land........................................................    2,611           --         2,611
Fibre optic submarine cable.................................   44,459        3,756        40,703
Network and telecommunications equipment....................    5,328        1,037         4,291
Leasehold improvements......................................    1,154          226           928
Computer equipment..........................................      596          346           250
Furniture and office equipment..............................      266           67           199
Software....................................................      240           74           166
                                                               ------        -----        ------
                                                               54,654        5,506        49,148
                                                               ======        =====        ======

                                                                             1998
                                                                          ACCUMULATED
                                                                COST     AMORTIZATION      NET
                                                                 $             $            $
                                                              --------   -------------   --------
Fibre optic submarine cable.................................   21,881          971        20,910
Network and telecommunications equipment....................    4,415          549         3,866
Leasehold improvements......................................      944          140           804
Computer equipment..........................................      470          167           303
Furniture and office equipment..............................      140           38           102
Software....................................................      224           27           197
                                                               ------        -----        ------
                                                               28,074        1,892        26,182
                                                               ======        =====        ======

6 CONSTRUCTION IN PROGRESS

    The Company is currently constructing a fibre optic submarine cable system called Atlantica-1 linking Bermuda, North and South America. As of December 31, 1999, costs of $98,062 have been capitalized and included in this amount is capitalized interest of $4,220 (1998--$nil).

7 OTHER ASSETS

                                                                1999       1998
                                                                 $          $
                                                              --------   --------
Deferred financing costs, net of accumulated amortization
  of $1,936 (1998--$626)....................................   24,743       981
Other.......................................................    1,104       430
                                                               ------     -----
                                                               25,847     1,411
                                                               ======     =====

                     GLOBENET COMMUNICATIONS GROUP LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

       (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

8 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

    Accounts payable are comprised as follows:

                                                                1999       1998
                                                                 $          $
                                                              --------   --------
Atlantica-1 payables........................................   31,043        --
Trade payables..............................................    1,873       777
Foreign carrier settlement payables.........................    3,263     3,037
Other payables..............................................       --        57
                                                               ------     -----
                                                               36,179     3,871
                                                               ======     =====

    Accrued liabilities are comprised as follows:

                                                                1999       1998
                                                                 $          $
                                                              --------   --------
Interest payable............................................   18,266     2,002
Foreign carrier accrual.....................................      480       880
Equalization payment accrual................................      470       668
Other accruals..............................................    1,901     1,421
                                                               ------     -----
                                                               21,117     4,971
                                                               ======     =====

    Foreign carrier settlement payables and foreign carrier accrual represent costs for foreign traffic payable to other carriers.

9 LONG-TERM DEBT

                                                                1999       1998
                                                                 $          $
                                                              --------   --------
Term loan (a)...............................................       --     21,990
Operating credit facility (a)...............................       --      1,687
Subordinated debentures and retractable warrants (a)........       --     13,000
Accrued contingent interest (a).............................       --      1,342
Senior notes (b)............................................  300,000         --
Bank credit facility (c)....................................  100,000         --
                                                              -------     ------
                                                              400,000     38,019
Less: Current portion.......................................       --      3,000
                                                              -------     ------
                                                              400,000     35,019
                                                              =======     ======

(a) On July 14, 1999, the term loan, operating credit facility and certain accrued interest on the subordinated debentures were repaid. As well, all of the remaining obligations to the subordinated debentureholders were retired when the subordinated debentureholders elected

                     GLOBENET COMMUNICATIONS GROUP LIMITED

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

       (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

9 LONG-TERM DEBT (CONTINUED)
    to exercise their warrants and convert the principal and remaining accrued interest on their subordinated debt into 1,635,286 common shares. In connection with the foregoing, deferred financing costs of $809 were written off as a result of the debt extinguishment.

(b) On July 14, 1999, the Company issued debt in the principal amount of $300,000 in the form of 13% senior notes maturing July 15, 2007. Interest on these notes is payable semi-annually in arrears commencing January 15, 2000. The notes are unsecured.

(c) On July 14, 1999, the Company secured a bank credit facility ("Credit Facility") of up to $400,000, consisting of various term facilities totalling $390,000 and a revolving credit facility of $10,000. In addition, under the Credit Facility, the Company may also request an additional facility of up to $50,000 subject to lender approval and other restrictions. The Credit Facility matures in 2005. Interest rates on the Credit Facility range from LIBOR plus 3.5% to LIBOR plus 4.0% and availability of funds under the Credit Facility is subject to certain terms and conditions. Commitment fees for the Credit Facility were $2,541.

    Substantially all of the assets of GlobeNet Communications Holdings Ltd. and of its present and future direct and indirect subsidiaries have been pledged as collateral for the Credit Facility. GlobeNet Communications Holdings Ltd. is a wholly owned subsidiary of the Company. In addition, a third party supplier has provided an initial guarantee subject to certain conditions and adjustments of up to $100,000 for one of the term facilities.

    On December 22, 1999, the Company entered into an interest rate cap transaction effectively fixing the interest rate on $50,000 of the Credit Facility at 7.0% for a three-year term.

    As at December 31, 1999 the unused facility was $300,000 and the average rate of interest during 1999 was 9.7%.

    The principal repayments required in the next five years and thereafter in respect of the senior notes and the Credit Facility are as follows:

                                                                                   $
                                                                                --------
Fiscal year             2002..................................................    1,000
                        2003..................................................    1,000
                        2004..................................................    1,000
                        2005..................................................   97,000
                        2006..................................................       --
                        Thereafter............................................  300,000
                                                                                -------
                                                                                400,000
                                                                                =======

10 GRANTING OF INDEFEASIBLE RIGHTS OF USE AND LEASING OF THE FIBRE OPTIC SUBMARINE CABLE

a) During 1998, the Company granted indefeasible rights of use ("IRUs") in its fibre optic submarine cable to certain third party carriers for a period of 25 years for $1,521. The costs

                     GLOBENET COMMUNICATIONS GROUP LIMITED

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

       (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

10 GRANTING OF INDEFEASIBLE RIGHTS OF USE AND LEASING OF THE FIBRE OPTIC SUBMARINE CABLE (CONTINUED)
    recognized with the granting of the IRUs are calculated as total capacity granted in relation to the total cost of the activated fibre optic submarine cable times the total cost of the fibre optic submarine cable system. In addition, under these IRU agreements, the third party carrier is responsible for paying its pro rata share of restoration costs. These costs are accounted for as expenses as they are incurred, less a recovery of expense being recorded to reflect the required pro rata reimbursement from the IRU customer.

b) The Company has entered into an agreement to provide capacity in its fibre optic submarine cable to a third party. This arrangement is being accounted for as an operating lease. The term of the lease is for the greater of 25 years or the operational life of the fibre optic submarine cable. If the operational life is less than 10 years, the Company must provide a refund on a pro rata basis for each year short of the 10-year period. For the first four years of the agreement, the Company is responsible for maintenance and operating costs, thereafter the lessee will pay a monthly charge for operating and maintenance costs. The total rental payment for this agreement was $8,000, of which $4,000 was paid in 1999 and $3,000 in 1998. The remaining payment of $1,000 is due on September 24, 2000. Lease income is being recognized on a straight-line basis over the 25-year term. During 1999, lease income of $315 (1998--$263; 1997--$nil) was recognized.

    Under this agreement, the third party has the right to enter into a second lease of capacity in the fibre optic submarine cable commencing September 24, 2001. The consideration for the second lease will be $4,000 payable upon activation of the second circuit. If the third party elects not to proceed with the second lease a penalty of $250 is payable to the Company.

11 MINORITY INTEREST AND EQUITY ACCOUNTED FOR INVESTMENTS

ROCOM TBI LIMITED

    During 1998, the Company sold its interest in Rocom TBI Limited, a telecommunications services joint venture in the United Kingdom, for total consideration of $820 (L500), of which $410 (L250) was received in cash and a remaining receivable of $410 (L250) is included in other assets.

TELEBERMUDA INTERNATIONAL L.L.C.

    On November 1, 1999, The Company indirectly acquired the 80% interest in TeleBermuda International L.L.C. ("TBI L.L.C.") that it did not previously own for nominal consideration pursuant to a Put and Call Agreement entered into in May 1996. TBI L.L.C. holds the landing license for the Company's Bermuda to United States cable system ("BUS-1") in the United States, a 50% interest in the BUS-1 and a 100% interest in the U.S. landing plant. From May 1996 to November 1, 1999, the Company's 20% investment in TBI L.L.C. was accounted for using the equity method. Under the equity method, the Company reported 100% of the losses of TBI L.L.C. as the Company had certain rights and obligations related to the investment, including the requirement to fund operations and capital expenditures.

                     GLOBENET COMMUNICATIONS GROUP LIMITED

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

       (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

11 MINORITY INTEREST AND EQUITY ACCOUNTED FOR INVESTMENTS (CONTINUED)
    Summarized financial information for TBI L.L.C. at and for the year ended December 31, 1998 is as follows:

                                                               DECEMBER 31,
                                                                   1998
                                                                    $
                                                              --------------
BALANCE SHEET
Current asset...............................................           2
Non-current asset...........................................      21,432
Current liabilities.........................................          62
Non-current liabilities.....................................      22,803

STATEMENT OF OPERATIONS
Revenues....................................................          --
Expenses....................................................         943
Net loss from TBI L.L.C.....................................        (943)

12 SHARE CAPITAL

a)  Authorized

    The Board of Directors has the authority to issue common shares, securities convertible into common shares or grant options, up to a maximum of 20% of the fully diluted shares of the Company pursuant to a general mandate of the shareholders. This mandate will expire at the next annual meeting of the shareholders, unless it is re-approved at that meeting.

    During 1999, the authorized common shares of the Company were increased by 10,499,900 effective June 15, 1999 and 6,500,200 effective July 12, 1999 to an aggregate total of 24,000,000 common shares. In addition, the Company bye-laws authorized the creation of 100 Class B shares. On July 12, 1999, the authorized Class B shares of the Company were increased by 1,900.

    Class B restricting voting shares are entitled to a maximum of $1.50 par value on any liquidation of the Company. The holders of these shares are the only shareholders permitted to hold common shares representing more than 35% of the aggregate issued share capital of the Company at any time or shares representing more than 35% of the votes attaching to all issued shares of the Company at any time. Approval of the holders of the majority of Class B share is required before changes may be made to any of the Company's governing documents and certain specific transactions.

b)  Capital transactions

    i) On October 3, 1997, 100 common shares were converted into Class A shares. On July 14, 1999, the Company purchased and cancelled 100 Class A shares at their par value of $1.50 per share.

                     GLOBENET COMMUNICATIONS GROUP LIMITED

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

       (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

12 SHARE CAPITAL (CONTINUED)
    ii) On July 14, 1999, the Company issued for cash 1000 Class B shares at their par value of $1.50.

    iii) On July 14, 1999, the Company issued 13,263,646 common shares for cash at $20.40 per share and aggregate proceeds of $258,913, net of expenses related to the offering of $11,665. On the same date, the subordinated debenture holders elected to exercise their warrants and convert the principal and remaining accrued interest at their carrying amounts into 1,635,286 shares aggregating $17,313. On August 9, 1999, the Company purchased for cancellation 1,500,000 common shares at $20.40 per share for a total cost of $30,600. Commissions of $450 were paid to First Bermuda Securities Ltd., of which a Director of the Company is the Chief Executive Officer.

13 COMMON SHARE OPTIONS

    The Company, awards options to employees, officers and directors of the Company under the terms of the 1997 and 1998 Share Option and Incentive Plans. In addition, the Board has the authority to grant options outside of these plans under separate stock option agreements. A summary of the outstanding common share purchase option activities is as follows:

                                         1999                    1998                    1997
                                 ---------------------   ---------------------   ---------------------
                                             WEIGHTED                WEIGHTED                WEIGHTED
                                  COMMON      AVERAGE     COMMON      AVERAGE     COMMON      AVERAGE
                                  SHARES     EXERCISE     SHARES     EXERCISE     SHARES     EXERCISE
                                 PURCHASE      PRICE     PURCHASE      PRICE     PURCHASE      PRICE
                                  OPTIONS        $        OPTIONS        $        OPTIONS        $
                                 ---------   ---------   ---------   ---------   ---------   ---------
Options outstanding at
  beginning of year............   543,489       5.15      556,489      5.22       352,500      3.21
Options granted................  1,277,019     13.14           --        --       232,000      8.00
Options exercised..............  (129,041)      7.37           --        --       (28,011)     3.00
Options forfeited..............   (11,670)     13.06      (13,000)     8.00            --        --
                                 ---------     -----      -------      ----       -------      ----
Options outstanding at
  year-end.....................  1,679,797     11.00      543,489      5.15       556,489      5.22
                                 =========     =====      =======      ====       =======      ====
Options exercisable at
  year-end.....................   844,462       8.93      440,309      4.49       374,489      3.87
                                 =========     =====      =======      ====       =======      ====

    These options expire on various dates from 2001 to 2009 and generally vest over a three-year period.

                     GLOBENET COMMUNICATIONS GROUP LIMITED

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

       (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

13 COMMON SHARE OPTIONS (CONTINUED)
    The following table summarizes information concerning outstanding and exercisable options at December 31, 1999:

                           WEIGHTED AVERAGE
       EXERCISE          REMAINING CONTRACTUAL                             NUMBER OF SHARE
        PRICE           LIFE (YEARS) OF OPTIONS   NUMBER OF OPTIONS     OPTIONS EXERCISABLE AT
          $                   OUTSTANDING            OUTSTANDING          DECEMBER 31, 1999
----------------------  -----------------------   ------------------   ------------------------
0.01..................             6.09                  45,000                 45,000
1.00..................             1.41                  26,863                 26,863
3.00..................             2.03                 180,000                180,000
8.00..................             8.00                 153,275                102,942
8.50..................             2.77                  50,000                 50,000
9.00..................             9.20                 760,640                280,638
19.00.................             9.56                  35,000                 30,000
20.40.................             8.65                 429,019                129,019
                                                      ---------                -------
                                                      1,679,797                844,462
                                                      =========                =======

    i) On December 18, 1998 and May 21, 1999, the Board of Directors issued 263,000 options and 5,000 options, respectively to employees and certain officers and directors at an exercise price of $9.00 per option, vesting over a three-year period, under the 1998 Share Option and Incentive Plan. In July 1999, when these options were approved by the shareholders, the market price of these options was $20.40. The difference between the market price and the exercise price has been reflected as deferred compensation in the statement of shareholders' equity and is being amortized over the vesting period as at December 31, 1999. Compensation expense in the amount of $1,794 has been recorded in the financial statements.

       On July 9, 1999, 35,000 options, with an exercise price of $19.00 with a ten-year term were granted to certain directors. The market price of these options on the measurement date was $20.40. The vesting of these options occurred on July 14, 1999. The difference between the exercise price and market price at the time of vesting amounted to $49 and has been reflected as compensation expense.

       On April 12, 1999, the Company granted 540,000 options at an exercise price of $9.00 with a ten-year term to certain officers and directors. These options vest in three separate tranches based upon the Company meeting certain milestones related to the Atlantica-1 project. On
       July 14, 1999, the first vesting milestone occurred on 165,000 of these options, when the financing was secured and the vesting period for another 165,000 options was determined. The difference between the exercise price and the market value amortized over the vesting period amounted to $2,364 and has been reflected as compensation expense.

                     GLOBENET COMMUNICATIONS GROUP LIMITED

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

       (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

13 COMMON SHARE OPTIONS (CONTINUED)
       On October 7, 1999, the Company granted 429,019 options at an exercise price of $20.40 to certain officers. Of these options, 129,019 vest immediately and 300,000 vest over three years although vesting on these options may be accelerated as a result of certain events.

       On October 22, 1999, the Company granted 5,000 options at an exercise price of $19.00 to an employee. These options vest over three years.

    Total stock-based compensation expense included in general and administrative expenses for the year ended December 31, 1999 is $4,207 (1998--$nil; 1997--$nil).

    Had the Company elected to recognize compensation cost based on the fair value of the options granted at the grant date as prescribed by SFAS 123, the pro forma effects to reported net loss for the year and basic and fully diluted loss per common share, would be as follows:

                                                                1999       1998       1997
                                                                 $          $          $
                                                              --------   --------   --------
Net loss for the year--as reported..........................   15,906     4,944      5,296
Net loss for the year--pro forma............................   15,906     5,047      5,296
Basic and fully diluted loss per common share--as
  reported..................................................     1.60      1.41       1.52
Basic and fully diluted loss per common share--pro forma....     1.60      1.43       1.52

    The fair value of each option grant has been estimated using the Black-Scholes option pricing model, using a volatility assumption of 20% (1998--20%; 1997--20%), expected life of 7 years (1998--7 years; 1997 -7 years), a dividend rate of nil (1998--$nil; 1997--$nil) and a risk-free interest rate of 5.64% (1998--5.28%; 1997--6.33%).

    The above pro forma effects on the net loss for the year may not be representative of the effects on the net loss for the year for future periods as option grants typically vest over several years and additional options are generally granted each year.

14 BASIC AND FULLY DILUTED LOSS PER COMMON SHARE

    The basic loss per common share is calculated using the weighted average number of common shares outstanding of 9,911,341 (1998--3,515,927; 1997--3,492,915). The weighted average number of common shares on a fully diluted basis is calculated on the same basis as the basic weighted average number of shares as the Company is in a loss position and the effects of possible conversion would be anti-dilutive.

                     GLOBENET COMMUNICATIONS GROUP LIMITED

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

       (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

15 SUPPLEMENTAL INFORMATION

    i)  Included in general and administrative expense are the following:

                                                           1999       1998       1997
                                                            $          $          $
                                                         --------   --------   --------
Rent...................................................    426        342        242
Bad debt...............................................    212        114         91
Advertising............................................    312        224        148

    ii)  Amounts paid for interest and income taxes are as follows:

                                                          1999       1998       1997
                                                           $          $          $
                                                        --------   --------   --------
Interest..............................................   4,517      1,901       540
Income taxes..........................................      70         36        51

16 COMMITMENTS

a) The Company has entered into operating lease agreements for its premises and for maintenance of its fibre optic cable. Minimum lease commitments pursuant to these leases over the next five years and thereafter are as follows:

                                                                          $
                                                                       --------
Year ending December 31,    2000.....................................    2,538
                            2001.....................................    1,059
                            2002.....................................    1,028
                            2003.....................................    1,061
                            2004.....................................    1,035
                            Thereafter...............................   12,128
                                                                        ------
                                                                        18,849
                                                                        ======

b) On June 16, 1999, the Company entered into a supply contract with Alcatel Submarine Networks ("Alcatel") to construct a fibre optic submarine cable called Atlantica-1 for a total contract price of $620,861, (of which $93,129 has been recorded at December 31, 1999), which is subject to amendment by the mutual agreement of the parties.

    Future payments are based upon a specified billing schedule and are due when the corresponding project milestone has been achieved and engineer acceptance has been provided.

                     GLOBENET COMMUNICATIONS GROUP LIMITED

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

       (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

16 COMMITMENTS (CONTINUED)
The future minimum payments, beyond the $93,129 that has been recorded as of December 31, 1999, required as a result of the contract, are as follows:

                                                                 $
                                                              --------
Year ending December 31, 2000...............................  465,646
2001........................................................   62,086
                                                              -------
                                                              527,732
                                                              -------

c) As of December 31, 1999, the Company was committed to $2,901 of future construction costs under its participation in a cable network construction and maintenance agreement.

d) In the normal course of business, the Company has also entered into a number of contracts under which it is committed to the purchase and supply of telecommunication services at fixed prices. It is not anticipated that losses will be incurred on these contracts.

17 SEGMENTED INFORMATION

    The Company operates predominantly in the international telecommunications services business and substantially all of the Company's business activity was conducted in Bermuda.

18 SUBSEQUENT EVENT

    On February 15, 2000, the Company signed a contract variation with Alcatel for the fixed price turnkey supply of all six undersea cable stations and the associated overland routes from the cable stations to the cable beach landing points at a cost of approximately $50 million.

--------------------------------------------------------------------------------
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    No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the Subordinate Voting Shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                            ------------------------

                               TABLE OF CONTENTS

                                         Page
                                       --------
Prospectus Summary...................       1
Risk Factors.........................      11
Use of Proceeds......................      30
Dividend Policy......................      31
Description of Our Capital Stock.....      31
Exchange Rates.......................      32
Dilution.............................      32
Capitalization.......................      33
Selected Financial Data..............      34
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................      38
Business.............................      46
Management...........................      63
Principal and Selling Shareholder....      72
Relationships and Related Party
  Transactions.......................      74
Description of Capital Stock and
  Share Capital Reorganization.......      78
Shares Eligible for Future Sale......      81
Regulation...........................      83
Description of Indebtedness..........      98
Material United States and Canadian
  Income Tax Considerations..........     102
Underwriting.........................     106
Legal Matters........................     109
Experts..............................     110
Enforceability of Civil Liabilities
  Against Foreign Persons............     110
Where You Can Find More Information..     110
Index to Pro Forma Financial
  Statements.........................    PF-1
Index to Financial Statements........     F-1

                            ------------------------

    Through and including May 14, 2000 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to its unsold allotment or subscription.

                               46,275,000 Shares

                                     [LOGO]

                           Subordinate Voting Shares

                                ----------------

                                   PROSPECTUS

                                ----------------

                              GOLDMAN, SACHS & CO.

                          DONALDSON, LUFKIN & JENRETTE

                           CREDIT SUISSE FIRST BOSTON
                                 TD SECURITIES
                            BEAR, STEARNS & CO. INC.
                               BMO NESBITT BURNS
                           MORGAN STANLEY DEAN WITTER
                                   CHASE H&Q
                      RBC DOMINION SECURITIES CORPORATION
                            WARBURG DILLON READ LLC

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